Exhibit (a)(2)(i)

These materials are important and require your immediate attention. They require shareholders of Nuvei Corporation to make important decisions. If you are in doubt about how to make such decisions, please contact your financial, legal, tax or other professional advisors. If you are a shareholder of Nuvei Corporation and have any questions regarding the information contained in this Circular or require assistance in completing your form of proxy or voting instruction form, please contact Kingsdale Advisors, our strategic advisor by telephone at 1 (888) 327-0819 (toll-free in North America) or at (416) 623-4173 (outside of North America), or by email at contactus@kingsdaleadvisors.com. Questions on how to complete the letter of transmittal or your form of proxy or voting instruction form should be directed to Nuvei Corporation’s depositary, TSX Trust Company, at 1 (800) 387-0825 (toll-free in North America) or at (416) 682-3860 (outside of North America).

Shareholders in the United States should read the section “Notice to Shareholders in the United States” on page (iii) of the accompanying management proxy circular.

ARRANGEMENT

INVOLVING

NUVEI CORPORATION

AND

AN AFFILIATE OF ADVENT INTERNATIONAL, L.P.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on June 18, 2024 at 10:00 a.m. (Eastern Time), in a virtual only format at the following link: https://web.lumiagm.com/432819058

AND

MANAGEMENT PROXY CIRCULAR

The Board of Directors (excluding interested directors) unanimously recommends that you vote

IN FAVOUR

of the Arrangement Resolution

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE IN THE UNITED STATES HAS APPROVED OR DISAPPROVED OF THE ARRANGEMENT OR PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT, NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE. IN ADDITION, NEITHER THE TORONTO STOCK EXCHANGE NOR ANY CANADIAN SECURITIES REGULATORY AUTHORITY HAS IN ANY WAY PASSED UPON THE MERITS OF THE TRANSACTION DESCRIBED IN THIS CIRCULAR, AND ANY REPRESENTATION OTHERWISE IS AN OFFENCE.

May 13, 2024

LETTER TO SHAREHOLDERS

May 13, 2024

Dear Shareholders:

You have an opportunity to receive a significant cash premium in exchange for your investment in Nuvei Corporation (“Nuvei” or the “Company”). This letter and the accompanying materials set out the background to the proposed transaction, the recommendation of the board of directors of Nuvei (the “Board”) and the steps required for you to take advantage of this opportunity. Please read these materials carefully and vote your shares FOR the proposed transaction.

The Board cordially invites you to attend a special meeting (the “Meeting”) of the holders (the “Shareholders”) of subordinate voting shares (the “Subordinate Voting Shares”) and multiple voting shares (the “Multiple Voting Shares” and together with the Subordinate Voting Shares, the “Shares”) of the Company, to be held as a virtual only meeting via a live webcast on June 18, 2024 at 10:00 a.m. (Eastern time) at https://web.lumiagm.com/432819058.

At the Meeting, pursuant to the interim order (the “Interim Order”) of the Superior Court of Québec (Commercial Division) (the “Court”) as same may be amended, the Shareholders will be asked to consider, and if deemed advisable, to pass, with or without variation, a special resolution approving a statutory plan of arrangement (the “Arrangement”) involving the Company and Neon Maple Purchaser Inc. (the “Purchaser”), a newly-formed entity controlled by Advent International, L.P. (“Advent”), one of the world’s largest and most experienced global private equity investors, pursuant to the provisions of the Canada Business Corporations Act. Pursuant to the Arrangement, the Purchaser will acquire all the issued and outstanding Shares that are not Rollover Shares (as defined below). These Shares will be acquired for a price of US$34.00 per Share, in cash (the “Consideration”).

Premium Consideration

The price of US$34.00 per Share in cash represents a significant and attractive premium of approximately 56% to the closing price of the Subordinate Voting Shares on the Nasdaq Global Select Market (“Nasdaq”) on March 15, 2024, the last trading day prior to media reports regarding a potential transaction involving the Company, and a premium of approximately 48% to the 90-day volume weighted average trading price1 per Subordinate Voting Share as of such date, valuing Nuvei at an enterprise value of approximately $6.3 billion.

In addition, as of the date hereof, the Consideration is approximately 150% above the 52-week low for the Subordinate Voting Shares on the Nasdaq, and approximately 15% below the 52-week high for the Subordinate Voting Shares on the Nasdaq.

Recommendation of the Board

After taking into consideration, among other things, the recommendation of a Special Committee of the Board comprised of Timothy A. Dent (Chair), Daniela Mielke and Coretha Rushing, each an independent director of the Company (the “Special Committee”), the Board (excluding interested directors) has unanimously concluded that the Arrangement is in the best interest of the Company and is fair to the Shareholders (except the Rollover Shareholders (as defined below)). The Board (excluding interested

[1]	Based on Canadian composite (Toronto Stock Exchange and all Canadian marketplaces) and U.S. composite (Nasdaq and all U.S. marketplaces).

directors) unanimously recommends that Shareholders vote in favour of the Arrangement Resolution (as defined below).

The Board notes that Philip Fayer, the Chair and Chief Executive Officer of the Company, Pascal Tremblay and David Lewin abstained from voting on these matters because of the potential for a conflict of interest as they each may have an interest, directly or indirectly, in the Arrangement.

The recommendation of the Board is based on factors and considerations set out in detail in the accompanying Circular (as defined below), including notably:

•

Attractive Premium to Shareholders. The Consideration represents a significant and attractive premium of approximately 56% to the closing price of the Subordinate Voting Shares on the Nasdaq on March 15, 2024, the last trading day prior to media reports regarding a potential transaction involving the Company, and a premium of approximately 48% to the 90-day volume weighted average trading price[2] per Subordinate Voting Share as of such date.

•

Maximum Consideration. The Special Committee concluded, after extensive negotiations with the Purchaser, that the Consideration, which represents an increase of approximately 42% from the consideration initially proposed by it, was the highest price that could be obtained from the Purchaser and that further negotiation could have caused the Purchaser to withdraw its proposal, having regard, notably, to the fact that the Purchaser indicated that the Consideration was its “best and final” offer, which would have deprived the Shareholders of the opportunity to evaluate and vote in respect of the Arrangement.

•	Consideration within the Valuation Range. The Consideration is within the range of the fair market value of the Shares as determined by TD Securities Inc. (“TD Securities”) in its formal valuation.

•

TD Securities Fairness Opinion. TD Securities, independent valuator and financial advisor to the Special Committee, orally delivered (which is customary) to the Special Committee its fairness opinion (the “TD Securities Fairness Opinion”), subsequently confirmed in writing, to the effect that, as of April 1, 2024, and subject to the assumptions, qualifications and limitations communicated to the Special Committee by TD Securities and set forth in TD Securities’ written fairness opinion, the Consideration to be received by the Shareholders (other than the Rollover Shareholders and any other Shareholders required to be excluded from the minority approval pursuant to MI 61-101 (as defined below)) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

•

Barclays Fairness Opinion. The Special Committee was advised that Barclays Capital Inc. (“Barclays”), financial advisor to the Company, would provide the Board with the Barclays Fairness Opinion to the effect that, based upon and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by the Shareholders (other than the Rollover Shareholders in respect of their Rollover Shares) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders, which opinion was delivered to the Board on April 1, 2024).

•

Form of Consideration. The Consideration will be paid to the Shareholders entirely in cash, which provides Shareholders (other than the Rollover Shareholders) with certainty of value and immediate liquidity (and without incurring brokerage and other costs typically associated with market sales).

•

Economic and Market Conditions. Consideration of current industry, economic and market conditions and trends, which have resulted in significantly lower share price performance for many technology companies. For instance, the payments sector is sensitive to changes in consumer

[2]	Based on Canadian composite (Toronto Stock Exchange and all Canadian marketplaces) and U.S. composite (Nasdaq and all U.S. marketplaces).

activity and the broader macroeconomic environment. Nuvei as a private company will no longer be exposed to share price volatility and the associated constraints, allowing Management to focus on the business.

•

Historical Market Price and Volatility. Consideration of the historical volatility of the price and liquidity of the Subordinate Voting Shares and the underlying financial results of the Company, including the fact that the Subordinate Voting Shares have historically traded at a discount to those of the Company’s peers and at the time of entering into the Arrangement Agreement traded at a large discount to their previous trading levels; as well as the Special Committee’s assessment that there is no immediately foreseeable catalyst for reversing these trends apart from the execution of management’s strategic plan with its inherent risks, rendering the all-cash consideration offered by the Purchaser attractive for the Shareholders (other than the Rollover Shareholders), which includes the “unaffiliated security holders” as defined in Rule 13e-3 under the United States Securities Exchange Act of 1934, as amended.

•

Purchaser. The anticipated benefits to the Company from the Purchaser’s and its affiliates’ significant resources, operational, and payments sector expertise, as well as the capacity for investment provided by the Purchaser to support the Company’s ongoing development.

The Special Committee believes that the Arrangement is procedurally fair to Shareholders (other than the Rollover Shareholders), including the unaffiliated security holders, for the following reasons:

•

Targeted Pre-Signing Market Check. A targeted pre-signing market check with six (6) of the most likely strategic and financial purchasers for the Company was conducted, and the Special Committee determined that a broader solicitation process or market check was unlikely to yield a higher price for the Shares, considering, notably, that there is a limited number of potential strategic purchasers that are likely to be interested in pursuing a transaction with the Company, having regard to the Fayer Group’s intention to not sell a significant portion of its shareholdings in the Company (which currently represent approximately 33.8% of the outstanding voting rights and approximately 20.0% of the issued and outstanding Shares of the Company), as well as the size, technology suite and platforms of the Company, and Novacap’s and CDPQ’s (each such term as defined below) shareholdings in the Company (controlling approximately 37.1% and 21.4%, respectively, of the outstanding voting rights and approximately 21.8% and 12.6%, respectively, of the outstanding Shares of the Company).

•

Competitive Process. The Purchaser and Bidder B (as defined in the Circular) were engaged for several weeks in a competitive process that generated numerous rounds of bidding, following which the final proposal from the Purchaser emerged as the highest and best proposal. The proposals submitted by two third parties (the Purchaser, on the one hand, and Bidder B, on the other hand) were comparable, suggesting that both parties had a similar view on the value of the Company following extensive due diligence of the Company.

•

Detailed Review and Negotiation. The Special Committee oversaw the conduct of a robust negotiation process that was undertaken between the Special Committee, the Company and their respective advisors, on the one hand, and the Purchaser and its advisors, on the other hand. The Special Committee had the authority to make recommendations to the Board as to whether or not to pursue the Arrangement, or any other transaction or maintaining the status quo of the Company. The Special Committee held over 30 formal meetings and the compensation of its members was in no way contingent on their approving the Arrangement Agreement or taking the other actions described herein. The Special Committee was comprised solely of independent directors and was advised by highly experienced and qualified financial and legal advisors. The advice received by the Special Committee included detailed financial advice from a highly qualified financial advisor, including with respect to the Company remaining a publicly traded company and continuing to pursue its business plan on a stand-alone basis, as well as the Formal Valuation.

•

Rollover Shareholders’ Participation. Novacap and CDPQ have both decided to effectively sell a significant portion of their Shares (approximately 35% and 25% of their current holdings, respectively) in connection with the Arrangement to benefit from the certainty of value and liquidity event that is the Arrangement, which the Special Committee believes suggests that Novacap and CDPQ both consider the Consideration to also be attractive from a Shareholder’s perspective.

•

Approval Thresholds. The Shareholders will have an opportunity to vote on the Arrangement, which will require the Required Shareholder Approval to be obtained for the Arrangement to be completed, including not less than a simple majority of the votes cast by the disinterested holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting, voting separately as a class.

•	Court Approval. The Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to the Shareholders.

•

Superior Proposals. Pursuant to the Arrangement Agreement, the Board will have the ability, notwithstanding the non-solicitation provisions of the Arrangement Agreement, to engage in or participate in discussions or negotiations with a third-party making an unsolicited Acquisition Proposal that the Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or could reasonably be expected to constitute or lead to, a Superior Proposal, and, in certain circumstances, to consider, accept and enter into a definitive agreement with respect to such Superior Proposal, provided that the Company concurrently pays the Termination Fee in the amount of $150 million to the Purchaser and subject to a customary right for the Purchaser to match such Superior Proposal.

•

Termination Fee. The Special Committee, after consultation with its experienced, qualified and independent legal advisors, is of the view that the Termination Fee would not preclude a third party from making a potential unsolicited Superior Proposal.

•

Reverse Termination Fee. The Company is entitled to receive the Reverse Termination Fee in the amount of $250 million if the Arrangement Agreement is terminated in the event of (i) the failure by the Purchaser to consummate closing in certain circumstances, (ii) a breach of representations and warranties or covenants by the Purchaser in certain circumstances; and (iii) the occurrence of the Outside Date, if at the time of termination the Company could have terminated the Arrangement Agreement pursuant to (i) or (ii) above.

•

Dissent Rights. Registered Shareholders may, upon compliance with certain conditions and in certain circumstances, exercise their dissent rights in respect of their Shares and, if ultimately successful, receive fair value for their Shares as determined by the Court. See “Dissenting Shareholders’ Rights.”

The arrangement agreement (the “Arrangement Agreement”) was the result of a robust negotiation process with Advent that was undertaken with the supervision and involvement of the Special Committee comprised solely of independent directors and which was advised by experienced, qualified and independent financial and legal advisors.

Shareholders should review the accompanying Circular, which describes, among other things, the background to the Arrangement as well as the reasons for the determinations and recommendations of the Special Committee and the Board. The Circular contains a detailed description of the Arrangement and includes additional information to assist you in considering how to vote at the Meeting. You are urged to read this information carefully and, if you require assistance, you are urged to consult your financial, legal, tax or other professional advisors.

To be effective, the Arrangement must be approved by a special resolution (the “Arrangement Resolution”), the full text of which is outlined in Appendix A of the accompanying management proxy circular (the “Circular”), passed by: (i) at least 66 2⁄3% of the votes cast by the holders of Multiple Voting Shares and Subordinate Voting Shares virtually present or represented by proxy at the Meeting, voting together as a single class (with each Subordinate Voting Share being entitled to one vote and each Multiple Voting Share being entitled to ten votes); (ii) not less than a simple majority of the votes cast by holders of Multiple Voting Shares virtually present or represented by proxy at the Meeting; (iii) not less than a simple majority of the votes cast by holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting; (iv) not less than a simple majority of the votes cast by holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting (excluding the Subordinate Voting Shares held by the Rollover Shareholders and the persons required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)); and (v) not less than a simple majority of the votes cast by holders of Multiple Voting Shares virtually present or represented by proxy at the Meeting (excluding the Multiple Voting Shares held by the Rollover Shareholders and the persons required to be excluded pursuant to MI 61-101). In the Interim Order, the Court declared that the vote set out in clause (v) of the preceding sentence is satisfied as there are no holders of Multiple Voting Shares who are eligible to cast a vote thereunder, as all holders of Multiple Voting Shares are “interested parties” within the meaning of MI 61-101 and must be excluded from such vote.

The Arrangement must also be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement.

If the required Shareholder and Court approvals are obtained and all other conditions to the Arrangement are satisfied, including receipt of key regulatory approvals, it is anticipated that the Arrangement will be completed in late 2024 or the first quarter of 2025. Further details of the Arrangement are set out in the accompanying Circular.

In connection with the proposed Arrangement, each director and member of Senior Management of Nuvei and each Rollover Shareholder has entered into a customary support and voting agreement pursuant to which such individual has agreed, subject to the terms thereof, to vote all of their Shares in favour of the Arrangement Resolution. Consequently, holders of approximately 0.3% of the Subordinate Voting Shares and holders of 100% of the Multiple Voting Shares, representing approximately 92% of the total voting power attached to all of the Shares (and who, as a result of their holdings of Multiple Voting Shares, would effectively be able to veto any alternative transaction), have agreed to vote their Shares in favour of the Arrangement Resolution. The 124,986 Subordinate Voting Shares beneficially owned by Philip Fayer, representing approximately 0.20% of the Subordinate Voting Shares, and all of the issued and outstanding Multiple Voting Shares, will be excluded for purposes of the “minority approvals” required under MI 61-101.

Specifically, Philip Fayer, certain investment funds managed by Novacap Management Inc. (collectively, “Novacap”) and Caisse de dépôt et placement du Québec (“CDPQ”) (together with entities they control directly or indirectly, collectively, the “Rollover Shareholders”) have agreed to sell all of their Shares (the “Rollover Shares”) to the Purchaser for a combination of cash and shares in the capital of the Purchaser, effectively rolling approximately 95%, 65% and 75%, respectively, of their Shares, and are expected to receive in aggregate approximately US$563 million in cash for the Shares sold on closing3. Philip Fayer, Novacap and CDPQ are expected to hold or exercise control or direction over, directly or indirectly, approximately 24%, 18% and 12%, respectively, of the common equity in the resulting private company.

Vote Today FOR the Arrangement Resolution

Your vote is important regardless of the number of Shares you own. If you are unable to be virtually present at the Meeting, we encourage you to take the time now to complete, sign, date and return the enclosed form of proxy or voting instruction form, as applicable, so that your Shares can be voted at

[3]	Percentages and amount of expected cash proceeds are based on current assumed cash position and are subject to change as a result of cash generated before closing.

the Meeting in accordance with your instructions. Your votes must be received by Nuvei’s transfer agent, TSX Trust Company, no later than 10:00 a.m. (Eastern time) on June 14, 2024 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the reconvened Meeting. The time limit for deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion, without notice.

Non-registered Shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary should carefully follow the instructions of their intermediary to ensure that their Shares are voted at the Meeting in accordance with such Shareholder’s instructions, to arrange for their Intermediary to complete the necessary transmittal documents and to ensure that they receive payment for their Shares if the Arrangement is completed. If you are a registered Shareholder, we also encourage you to complete, sign, date and return the enclosed letter of transmittal, which will help the Company arrange for the prompt payment for your Shares if the Arrangement is completed.

If you have any questions about the information contained in this Circular or require assistance in completing your form of proxy or voting instruction form, please contact Kingsdale Advisors, our strategic advisor by telephone at 1 (888) 327-0819 (toll-free in North America) or at (416) 623-4173 (outside of North America), or by email at contactus@kingsdaleadvisors.com. To keep current and obtain information about voting your Shares, please visit www.NuveiPOA.com. Questions on how to complete the letter of transmittal should be directed to the Company’s depositary, TSX Trust Company, at 1 (800) 387-0825 (toll-free in North America) or at (416) 682-3860 (outside of North America).

On behalf of the Board, we would like to take this opportunity to thank you for the support you have shown as Shareholders of the Company.

Yours very truly,

(signed) Timothy A. Dent
Timothy A. Dent Chair of the Special Committee and Director

NUVEI CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Montréal, Québec, May 13, 2024

NOTICE IS HEREBY GIVEN that, in accordance with an interim order of the Superior Court of Québec dated May 13, 2024 (the “Interim Order”), a special meeting (the “Meeting”) of the holders (the “Shareholders”) of subordinate voting shares (the “Subordinate Voting Shares”) and multiple voting shares (the “Multiple Voting Shares” and collectively with the Subordinate Voting Shares, the “Shares”) of Nuvei Corporation (“Nuvei” or the “Company”) will be held on June 18, 2024 at 10:00 a.m. (Eastern time) exclusively in virtual format at https://web.lumiagm.com/432819058, for the following purposes:

1.

to consider, and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is outlined in Appendix A of the accompanying management proxy circular (the “Circular”), to approve an arrangement (the “Arrangement”) pursuant to section 192 of the Canada Business Corporations Act (the “CBCA”) involving the Company and Neon Maple Purchaser Inc. (the “Purchaser”), a newly-formed entity controlled by Advent International, L.P. (“Advent”), the whole as described in the Circular; and

2.	to transact such other business as may properly come before the Meeting or any adjournment or postponement(s) thereof.

The Circular provides additional information relating to the matters to be addressed at the Meeting, including the Arrangement.

Shareholders are reminded to review the accompanying Circular carefully before voting because it has been prepared to help you make an informed decision.

Participating at the Meeting

The Company is holding the Meeting as a virtual-only meeting, which will be conducted via live webcast. All Shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with management. Shareholders will not be able to attend the Meeting in person. The Company views the use of technology-enhanced shareholder communications as a method to facilitate individual investor participation, making the Meeting more accessible and engaging for all involved, by permitting a broader base of shareholders to participate in the Meeting. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/432819058 (meeting ID: 432-819-058). Non-registered Shareholders (being Shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to participate, vote or ask questions at the Meeting but will be able to attend the Meeting as guests.

Shareholders who are participating in the Meeting must be connected to the internet throughout the entire Meeting in order to be able to vote. Participants must ensure that they have a good connection throughout the Meeting and set aside enough time to connect to the Meeting and follow the procedure described in this section.

You will require the most recent version of the browsers Chrome, Safari, Edge or Firefox. Make sure your browser is compatible by connecting in advance. PLEASE DO NOT USE INTERNET EXPLORER. Internal networks, firewalls, as well as VPNs (virtual private networks) may block the webcast or access to the virtual platform for the Meeting. If you experience issues, make sure your VPN is deactivated or that you are not using a computer connected to an enterprise network.

Appointment of Proxyholders

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form, including non-registered (beneficial) Shareholders who wish to appoint themselves as proxyholder, must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form.

Additionally, each Shareholder or its duly appointed proxyholder MUST complete the additional step of registering the proxyholder by either calling the Transfer Agent at 1-866-751-6315 (in North America) or 416-682-3860 (outside of North America) or by completing the electronic form available at https://www.tsxtrust.com/control-number-request by no later than 10:00 a.m. (Eastern time) on June 14, 2024 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the reconvened Meeting). If you are a non-registered shareholder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the Meeting, you MUST also obtain a valid legal proxy from your intermediary and submit it to the Transfer Agent. Failing to register your proxyholder online will result in the proxyholder not receiving a control number, which is required to vote at the Meeting. Non-registered shareholders who have not duly appointed themselves as proxyholders will not be able to vote at the Meeting but will be able to attend the Meeting as guests.

The board of directors of the Company (the “Board” or the “Board of Directors”) has set the close of business on May 9, 2024 as the record date (the “Record Date”) for determining the Shareholders who are entitled to receive notice of, and to vote their Shares at, the Meeting. Only persons who are shown on the register of Shareholders at the close of business on the Record Date, or their duly appointed proxyholders, will be entitled to attend the Meeting and vote on the Arrangement Resolution.

As of the Record Date, there were 63,965,523 Subordinate Voting Shares and 76,064,619 Multiple Voting Shares issued and outstanding. The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Securities Laws in that they do not carry equal voting rights with the Multiple Voting Shares. With respect to the matters to be voted on at the Meeting, being the approval of the Arrangement Resolution, each Subordinate Voting Share entitles its holder to one (1) vote and each Multiple Voting Share entitles its holder to ten (10) votes. In aggregate, the voting rights associated with the Subordinate Voting Shares and the Multiple Voting Shares represented, respectively, as at the Record Date, 8% and 92% of the voting rights attached to all of the issued and outstanding Shares of the Company.

In order to become effective, the Arrangement must be approved by (i) at least 66 2⁄3% of the votes cast by the holders of Multiple Voting Shares and Subordinate Voting Shares virtually present or represented by proxy at the Meeting, voting together as a single class (with each Subordinate Voting Share being entitled to one vote and each Multiple Voting Share being entitled to ten votes); (ii) not less than a simple majority of the votes cast by holders of Multiple Voting Shares virtually present or represented by proxy at the Meeting; (iii) not less than a simple majority of the votes cast by holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting; (iv) not less than a simple majority of the votes cast by holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting (excluding the Subordinate Voting Shares held by the Rollover Shareholders and the persons required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)); and (v) not less than a simple majority of the votes cast by holders of Multiple Voting Shares virtually present or represented by proxy at the Meeting (excluding the Multiple Voting Shares held by the Rollover Shareholders and the persons required to be excluded pursuant to MI 61-101). The 124,986 Subordinate Voting Shares beneficially owned by Philip Fayer, representing approximately 0.20% of the Subordinate Voting Shares, and all of the issued and outstanding Multiple Voting Shares, will be excluded for purposes of such “minority approvals” required under MI 61-101. In the Interim Order, the Court declared that the vote set out in clause (v) of the first sentence of this paragraph is satisfied as there are no holders of Multiple Voting Shares who are eligible to cast a vote thereunder, as all holders of Multiple Voting Shares are “interested parties” within the meaning of MI 61-101 and must be excluded from such vote.

Accompanying this notice of meeting are the Circular, a proxy form and a letter of transmittal (for registered Shareholders) (the “Letter of Transmittal”). The accompanying Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this notice of meeting. Any adjourned or postponed meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by the Company before the Meeting or at the discretion of the Chair of the Meeting at the Meeting.

For a registered holder of Shares (other than a dissenting Shareholder and any holder of Rollover Shares) to receive the consideration of $34.00 in cash per Share (the “Consideration”) to which they are entitled upon the completion of the Arrangement, they must complete, sign and return the Letter of Transmittal together with their Share certificate(s) and/or Direct Registration System advice(s), as applicable, and any other required documents and instruments to the depositary named in the Letter of Transmittal, in accordance with the procedures set out therein.

Whether or not you are able to attend the Meeting, the Board and the management of the Company (the “Management”) urge you to participate in the Meeting and vote your Shares. If you cannot attend the Meeting online to vote your Shares, please vote in one of the following four ways:

i.	by following the instructions for internet voting in the accompanying proxy form; OR

ii.	by following the instructions for telephone voting in the accompanying proxy form; OR

iii.

by completing and signing the accompanying proxy form and returning it in the enclosed envelope, postage prepaid so that is received by the Transfer Agent by 10:00 a.m. (Eastern time) on June 14, 2024 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the reconvened Meeting); OR

iv.	by appointing someone as a proxy to participate in the Meeting and vote your Shares for you.

To be valid, proxies must be received by the Transfer Agent by no later than 10:00 a.m. (Eastern time) on June 14, 2024 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the reconvened Meeting). The Company reserves the right to accept late proxies and to extend or waive the proxy cut off at its discretion, with or without notice, subject to the terms of the Arrangement Agreement.

If you are a beneficial (non-registered) Shareholder, please refer to the section in the Circular entitled “Information Concerning the Meeting and Voting—Non-Registered Shareholders” for information on how to vote your Shares. Beneficial (non-registered) Shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or another intermediary (an “Intermediary”), should carefully follow the instructions of their Intermediary to ensure that their Shares are voted at the Meeting in accordance with such Shareholders’ instructions and, as applicable, to arrange for their Intermediary to complete the necessary transmittal documents and to ensure that they receive payment of the Consideration for their Shares if the Arrangement is completed.

Dissent Rights

Pursuant to the Interim Order, registered Shareholders of the Company have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares in accordance with the provisions of section 190 of the CBCA (the “Dissent Rights”), as modified by the Interim Order and the plan of arrangement pertaining to the Arrangement (the “Plan of Arrangement”). A registered Shareholder wishing to exercise Dissent Rights with respect to the Arrangement must send to the Company a Dissent Notice (as defined below), which the Company must receive, c/o Lindsay Matthews, General Counsel and Corporate Secretary, at 1100 René-Lévesque Boulevard West, 9th Floor, Montréal, Québec H3B 4N4, with a copy to:

(i)	Stikeman Elliott LLP, 1155 René-Lévesque Boulevard West, 41st Floor, Montréal, Québec H3B 3V2, Attention: Warren Katz and Amélie Métivier, email: wkatz@stikeman.com and ametivier@stikeman.com; and

(ii)	Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Toronto, Ontario M5L 1A9, Attention: Shlomi Feiner and Catherine Youdan, email: shlomi.feiner@blakes.com and catherine.youdan@blakes.com;

by no later than 5:00 p.m. (Eastern time) on June 14, 2024 (or on the date that is two (2) Business Days prior to the commencement of the reconvened Meeting if the Meeting is adjourned or postponed) (the “Dissent Notice”), and must otherwise strictly comply with the dissent procedures described in this Circular. A registered Shareholder wishing to exercise Dissent Rights may exercise such rights with respect to all Shares registered in the name of such Shareholder only if such Shareholder exercised all the voting rights attached to those Shares against the Arrangement Resolution.

Anyone who is a beneficial owner of Shares registered in the name of an Intermediary and who wishes to exercise Dissent Rights should be aware that only registered Shareholders are entitled to exercise Dissent Rights. Some, but not all, of the Shares have been issued in the form of a global certificate registered in the name of CDS & Co. and, as such, CDS & Co. is the registered Shareholder of those Shares. Accordingly, a non-registered Shareholder who wishes to exercise Dissent Rights must make arrangements for the Shares beneficially owned by such holder to be registered in the name of such holder through their Intermediary prior to the time the Dissent Notice is required to be received by the Company or, alternatively, make arrangements for the registered Shareholder of such Shares to exercise Dissent Rights on behalf of such Shareholder. It is recommended that you seek independent legal advice if you wish to exercise Dissent Rights.

The Dissent Rights are more particularly described in the Circular, and copies of the Plan of Arrangement, the Interim Order and the text of section 190 of the CBCA are set forth in Appendix B, Appendix E and Appendix G, respectively, of the Circular. Failure to strictly comply with the requirements set forth in section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent.

Questions

If you are a Shareholder and have any questions regarding the information contained in this Circular or require assistance in completing your form of proxy or voting instruction form, please contact Kingsdale Advisors, our strategic advisor by telephone at 1 (888) 327-0819 (toll-free in North America) or at (416) 623-4173 (outside of North America), or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your Shares, please visit www.NuveiPOA.com. Questions on how to complete the letter of transmittal or your form of proxy or voting instruction form should be directed to Nuvei Corporation’s depositary, TSX Trust Company, at 1 (800) 387-0825 (toll-free in North America) or at (416) 682-3860 (outside of North America).

By order of the Board of Directors,

(signed) Lindsay Matthews

Lindsay Matthews
General Counsel and Corporate Secretary
Montréal, Québec, this 13th of May, 2024

NUVEI CORPORATION

MANAGEMENT PROXY CIRCULAR

This management proxy circular (“Circular”) is provided in relation to the solicitation of proxies by the management of Nuvei Corporation (“we,” “us,” “Nuvei” and the “Company”) for use at the special meeting (the “Meeting”) of holders (the “Shareholders”) of subordinate voting shares (the “Subordinate Voting Shares”) and multiple voting shares (the “Multiple Voting Shares” and collectively with the Subordinate Voting Shares, the “Shares”) of the Company to be held on June 18, 2024 at 10:00 a.m. (Eastern time) exclusively in a virtual format and at any adjournment or postponement thereof.

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth in the “Glossary of Terms” starting on page 189 of this Circular. In this Circular, unless otherwise specified or the context otherwise indicates, reference to the singular shall include the plural and vice versa; the masculine shall include the feminine and vice versa.

Currency and Exchange Rates

Unless otherwise indicated, all amounts in this Circular are expressed in U.S. dollars. On May 9, 2024, the daily average exchange rates as reported by the Bank of Canada were: C$1.00 = $0.7304 and $1.00 = C$1.3692.

Cautionary Statements

Unless otherwise indicated, the information provided in this Circular is provided as of May 9, 2024.

We have not authorized any person to give any information or make any representation regarding the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular. If any such information or representation is given or made to you, you should not rely on it as being authorized or accurate.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation. The delivery of this Circular will not, under any circumstances, create any implication or be treated as a representation that there has been no change in the information set out herein since the date of this Circular.

Your proxy is being solicited by Nuvei’s Management. Management requests that you sign and return the form of proxy or VIF so that your votes are exercised at the Meeting. The solicitation of proxies will be conducted primarily by mail but may also be made by telephone, fax transmission or other electronic means of communication or in person by the directors, officers and employees of the Company. The cost of such solicitation will be borne by the Company. The Company has retained Kingsdale Advisors to provide a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of the Company. The Company may also reimburse brokers and other persons holding Shares in their name, or in the name of nominees for their costs incurred in sending proxy materials to their principals to obtain their proxies.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and are urged to consult with their own legal, tax, financial or other professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

(i)

The information contained in this Circular concerning the Purchaser, Philip Fayer, Novacap, CDPQ and their respective associates and affiliates, including such information under the heading “Special Factors –Background to the Arrangement,” has been provided by the Purchaser, Philip Fayer, Novacap and CDPQ, respectively, for inclusion in this Circular. Although the Company has no knowledge that any statement contained herein taken from, or based on, such information and records or information provided by the Purchaser, Philip Fayer, Novacap or CDPQ is untrue or incomplete, the Company assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by the Purchaser, Philip Fayer, Novacap or CDPQ to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company.

All summaries of, and references to, the Plan of Arrangement and the Arrangement Agreement in this Circular are qualified in their entirety by the complete text of the Plan of Arrangement and the Arrangement Agreement. Shareholders should refer to the full text of each of the Plan of Arrangement and the Arrangement Agreement for complete details of such documents. The Plan of Arrangement is attached as Appendix B to this Circular, and a copy of the Arrangement Agreement is available under Nuvei’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. You are urged to read the full text of the Plan of Arrangement and the Arrangement Agreement carefully.

NO CANADIAN SECURITIES REGULATORY AUTHORITY NOR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Forward-Looking Information

This Circular contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Such forward-looking information may include, without limitation, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as “may,” “would,” “should,” “could,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “continue,” the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, this Circular contains forward-looking statements and information regarding: the anticipated benefits of the Arrangement for the Company, the Purchaser and their respective shareholders; the reasons for the Purchaser Filing Parties in pursuing the Arrangement; the Shareholder and Court approvals; the required Key Regulatory Approvals, the likelihood of, and timing for, obtaining such approvals; and the anticipated timing of the completion of the Arrangement.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management, regarding, among other things, general economic conditions and the competitive environment within our industry. Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to,

(ii)

the failure of the parties to obtain the necessary Shareholder, Court and regulatory approvals or to otherwise satisfy the conditions to the completion of the Arrangement; failure of the parties to obtain such approvals or satisfy such conditions in a timely manner; significant transaction costs or unknown liabilities; failure to realize the expected benefits of the Arrangement; general economic conditions; and other risks and uncertainties identified under “Risk Factors” and “Information concerning Nuvei.” Failure to obtain the necessary Shareholder, Court and regulatory approvals, or the failure of the parties to otherwise satisfy the conditions to the completion of the Arrangement or to complete the Arrangement, may result in the Arrangement not being completed on the proposed terms, or at all. In addition, if the Arrangement is not completed, and the Company continues as a publicly-traded company, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion of the Arrangement could have an impact on its business and strategic relationships (including with future and prospective employees, customers, suppliers and partners), operating results and activities in general, and could have a material adverse effect on its current and future operations, financial condition and prospects. Furthermore, pursuant to the terms of the Arrangement Agreement, the Company may, in certain circumstances, be required to pay a fee to the Purchaser, the result of which could have an adverse effect on its financial position. Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to the Company or that it presently believes are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. If any of these risks materialize, or if any of the assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained herein.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

This list is not exhaustive of the factors that may affect any of the forward-looking statements of Nuvei. The risks and uncertainties that could affect forward-looking statements are described further under the heading “Risk Factors.” Additional risks are further discussed in Nuvei’s Annual Information Form for the year ended December 31, 2023, and the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2023, as well as the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2024, which are incorporated by reference and have been filed under Nuvei’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Copies of these documents can also be obtained, free of charge by any Shareholder, by directing a request to the Corporate Secretary of the Company by email at corporatesecretary@nuvei.com or by written request to 1100 René-Lévesque Boulevard West, 9th Floor, Montréal, Québec, Canada H3B 4N4.

Notice to Shareholders in the United States

The transactions contemplated herein constitute a “going private” transaction under Rule 13e-3 promulgated under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). In connection with these transactions, the Company and the Purchaser Filing Parties have filed with the U.S. Securities and Exchange Commission (the “SEC”) a transaction statement (the “Schedule 13E-3”) pursuant to Section 13(e) of the U.S. Exchange Act and Rule 13e-3 thereunder, which incorporates by reference this Circular. Copies of the Schedule 13E-3 are, and any other documents

(iii)

filed by the Company in connection with the Arrangement will be, available under Nuvei’s profile on EDGAR at www.sec.gov.

Shareholders are advised to read this Circular and the Schedule 13E-3 in their entirety, including the appendices and exhibits hereto or thereto, because they contain important information.

Nuvei Corporation is a corporation existing under the federal laws of Canada and is a “foreign private issuer” within the meaning of the rules promulgated under the U.S. Exchange Act. Section 14(a) of the U.S. Exchange Act and related proxy rules are not applicable to the Company nor to this solicitation and, therefore, this solicitation is not being effected in accordance with such laws. The solicitation of proxies and the transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with (1) Canadian corporate laws and Canadian Securities Laws, which differ from disclosure requirements in the United States, and (2) the requirements of Rule 13e-3 under the U.S. Exchange Act.

The unaudited interim financial statements and audited historical financial statements of Nuvei and other financial information included or incorporated by reference in this Circular for Nuvei have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and thus may differ from the U.S. generally accepted accounting principles. Shareholders that are United States taxpayers are advised to consult their independent tax advisors regarding the United States federal, state, local and foreign tax consequences to them by participating in the Arrangement.

The enforcement by investors of civil liabilities under United States federal and state securities laws may be affected adversely by the fact that Nuvei is organized under the laws of a jurisdiction other than the United States, that some (or all) of its respective officers and directors are residents of countries other than the United States, that some or all of the experts named in this Circular may be residents of countries other than the United States, or that all or a substantial portion of the assets of Nuvei and such directors, officers and experts may be located outside the United States. As a result, it may be difficult or impossible for Shareholders resident in the United States to effect service of process within the United States upon Nuvei and its respective officers and directors or the experts named herein, or to realize against them on judgments of courts of the United States. In addition, Shareholders resident in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under United States federal or state securities laws; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under United States federal or state securities laws.

The Company’s head office is located at 1100 René-Lévesque Boulevard West, 9th Floor, Montréal, Québec H3B 4N4, telephone: (514) 313-1190.

(iv)

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT	1
Questions Relating to the Arrangement	1
Questions Relating to the Special Meeting of Shareholders	8

SUMMARY	13
The Meeting	13
Record Date	13
Purpose of the Meeting	13
Summary of the Arrangement	13
Parties to the Arrangement	14
Arrangement Agreement	15
Background to the Arrangement	15
Recommendation of the Special Committee	15
Recommendation of the Board	15
Reasons for the Recommendations	16
The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement	22
Position of the Purchaser Filing Parties as to the Fairness of the Arrangement	23
Required Shareholder Approval	24
Formal Valuation and TD Securities Fairness Opinion	24
Barclays Fairness Opinion	25
MI 61-101 Requirements	25
Implementation of the Arrangement	25
Procedural Safeguards for Shareholders	26
Support and Voting Agreements	26
Rollover Agreements	26
Certain Canadian Federal Income Tax Considerations	27
Certain United States Federal Income Tax Considerations	27
Dissent Rights	27
Depositary	28
Stock Exchange Delisting and Reporting Issuer Status	28
Risks Associated With the Arrangement	28
Notice to Shareholders in the United States	28

INFORMATION CONCERNING THE MEETING AND VOTING	30
Purpose of the Meeting	30
Date, Time and Place of Meeting	30
Voting at the Meeting	30
Voting by Proxy	31
Join the Meeting as a Guest	33

(v)

Non-Registered Shareholders	33
Solicitation of Proxies	35
Notice-and-Access	35
Voting Shares	35
Principal Shareholders	36
Other Business	36

SPECIAL FACTORS	37
Background to the Arrangement	37
Position of the Special Committee as to Fairness	49
Recommendation of the Special Committee	56
Position of the Board as to Fairness	56
Recommendation of the Board	56
Voting by the Company’s Directors and Officers	57
The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement	58
Position of the Purchaser Filing Parties as to the Fairness of the Arrangement	59
Certain Effects of the Arrangement	63
Effects on Nuvei if the Arrangement Is Not Completed	67
Compensation of the Special Committee	67
Formal Valuation and TD Securities Fairness Opinion	68
Barclays Fairness Opinion	87

THE ARRANGEMENT	96
Overview	96
Required Shareholder Approval	96
Support and Voting Agreements	97
Rollover Agreements	102
Implementation of the Arrangement	103
Effective Date	109
Procedure for Exchange of Share Certificates by Shareholders	109
Payment of Consideration	110
Expenses of the Arrangement	112
Sources of Funds for the Arrangement	112
Interests of Certain Persons in the Arrangement	115
Intentions of Directors and Executive Officers	123
Accounting Treatment of the Arrangement	123
Arrangements between Nuvei and Security Holders	124

INFORMATION CONCERNING THE PURCHASER FILING PARTIES	124
The Purchaser	124
Philip Fayer and WPF	124
Novacap	124

(vi)

CDPQ	125

INFORMATION CONCERNING NUVEI	125
General	125
Description of Share Capital	125
Dividend Policy	131
Ownership of Securities	132
Commitments to Acquire Securities of Nuvei	135
Previous Purchases and Sales	135
Previous Distributions	136
Trading in Subordinate Voting Shares	137
Interest of Informed Persons in Material Transactions	138
Material Changes in the Affairs of the Company	137
Independent Auditors	138
Selected Historical Financial Information	138
Additional Information	144

ARRANGEMENT AGREEMENT	145
Covenants	146
Additional Covenants Regarding Non-Solicitation	153
Representations and Warranties	158
Conditions to Closing	159
Termination of the Arrangement Agreement	161
Termination Fees	163
Expenses	164
Amendments	164
Governing Law	164

CERTAIN LEGAL MATTERS	165
Implementation of the Arrangement and Timing	165
Court Approval and Completion of the Arrangement	165
Securities Law Matters	166
Key Regulatory Approvals	170

RISK FACTORS	174
Risks Relating to Nuvei	174
Risks Related to the Arrangement	174

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	178
Holders Resident in Canada	179
Holders Not Resident in Canada	180

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	181

PROVISIONS FOR UNAFFILIATED SHAREHOLDERS	184

DISSENTING SHAREHOLDERS’ RIGHTS	184

DEPOSITARY	188

(vii)

QUESTIONS AND FURTHER ASSISTANCE	188
GLOSSARY OF TERMS	189
CONSENT OF TD SECURITIES INC.	210
CONSENT OF BARCLAYS CAPITAL INC.	211
APPENDIX A ARRANGEMENT RESOLUTION	A-1
APPENDIX B PLAN ARRANGEMENT	B-1
APPENDIX C FORMAL VALUATION AND TD SECURITIES FAIRNESS OPINION	C-1
APPENDIX D BARCLAYS FAIRNESS OPINION	D-1
APPENDIX E INTERIM ORDER	E-1
APPENDIX F NOTICE OF PRESENTATION FOR THE FINAL ORDER	F-1
APPENDIX G SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT	G-1
APPENDIX H DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY AND EACH PURCHASER FILING PARTY	H-1

(viii)

QUESTIONS AND ANSWERS ABOUT

THE MEETING AND THE ARRANGEMENT

Your vote is important. The following are key questions that you as a Shareholder may have regarding the Arrangement to be considered at the Meeting. These questions and answers do not provide all of the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Circular, the attached Appendices, the form of Proxy and the Letter of Transmittal, all of which are important and should be reviewed carefully. You are urged to carefully read the remainder of this Circular in its entirety before making a decision related to your Shares. See the “Glossary of Terms” starting on page 189 of this Circular for the meaning assigned to capitalized terms used below and elsewhere in this Circular that are not otherwise defined in these questions and answers.

Q: Why did I receive this document?

A: This document is a management information circular that has been mailed in advance of the Meeting. This Circular describes, among other things, the background to the Arrangement as well as the reasons for the determinations and recommendations of the Special Committee and the Board. This Circular contains a detailed description of the Arrangement, including certain risk factors relating to the completion of the Arrangement. If you are a Shareholder, a form of Proxy or VIF, as applicable, accompanies this Circular.

On April 1, 2024, the Company and the Purchaser entered into the Arrangement Agreement, pursuant to which it was agreed, among other things, to implement the Arrangement in accordance with and subject to the terms and conditions contained therein and in the Plan of Arrangement. See “Arrangement Agreement” for a summary of the Arrangement Agreement. The full text of the Arrangement Agreement is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The full text of the Plan of Arrangement is attached as Appendix B to this Circular.

As a Shareholder as of the Record Date, you are entitled to receive notice of, and to vote at, the Meeting or any adjournment or postponement thereof. Management is soliciting your proxy, or vote, and providing this Circular in connection with that solicitation.

If you are a holder of Options, RSUs, PSUs and/or DSUs, but are not a Shareholder as of the Record Date, you received this Circular to provide you with notice and information with respect to the treatment of Options, RSUs, PSUs and/or DSUs under the Arrangement. See “The Arrangement – Implementation of the Arrangement.” Only Shareholders as of the Record Date are entitled to vote their Shares at the Meeting and holders of only Options, RSUs, PSUs or DSUs, as the case may be, are not entitled to vote at the Meeting.

Questions Relating to the Arrangement

Q: What is the proposed Arrangement?

A: The purpose of the Arrangement is to effect the acquisition of the Company by the Purchaser by way of a statutory plan of arrangement under section 192 of the CBCA. Pursuant to the Arrangement, the Purchaser, a newly-formed entity controlled by Advent, proposes to acquire all of the issued and outstanding Shares, other than the Rollover Shares, for $34.00 in cash per Share, without interest. The Purchaser will acquire the Rollover Shares pursuant to the Rollover Agreements and the Plan of Arrangement. As a consequence of the Arrangement, the Purchaser will own all of the issued and outstanding Shares following completion of the Arrangement. See “The Arrangement.”

The price of $34.00 per Share in cash represents a significant and attractive premium of approximately 56% to the closing price of the Subordinate Voting Shares on the Nasdaq on March 15, 2024, the last trading day prior to media reports regarding a potential transaction involving the Company, and a premium of approximately 48% to the 90-day volume weighted average trading price4 per Subordinate Voting Share as of such date.

Q: What is the background and reasons for the proposed Arrangement?

A: The Arrangement Agreement is the result of extensive negotiations between the Special Committee, the Purchaser and their respective advisors.

See “Special Factors – Background to the Arrangement” for a summary of certain relevant background information that informed the Special Committee’s deliberations as well as the principal events leading to the execution of the Arrangement Agreement and the public announcement of the Arrangement.

In determining that the Arrangement is in the best interests of the Company and fair to Shareholders (other than the Rollover Shareholders), the Special Committee, with the assistance of the Company’s Management and the Special Committee’s legal and financial advisors, carefully reviewed the Arrangement and the terms and conditions of the Arrangement Agreement and related agreements and documents and considered and relied upon a number of substantive factors, including those set out under “Special Factors – Position of the Special Committee as to Fairness.”

Q: Does the Special Committee support the Arrangement?

A: Yes. The Special Committee, after, among other things, receiving experienced, qualified and independent legal and financial advice in evaluating the Arrangement, including the Formal Valuation and the TD Securities Fairness Opinion, and careful consideration of various matters, unanimously determined that the Arrangement and the entering into of the Arrangement Agreement is in the best interests of the Company, that the Arrangement is fair to Shareholders (other than the Rollover Shareholders), which includes the unaffiliated security holders, and unanimously recommended that the Board approve the Arrangement and recommends that the Shareholders vote IN FAVOUR of the Arrangement Resolution.

See “Special Factors – Recommendation of the Special Committee.”

Q: Does the Board support the Arrangement?

A: Yes. The Board of Directors (with Philip Fayer, Pascal Tremblay and David Lewin, as interested directors, abstaining from voting), on the unanimous recommendation of the Special Committee and after, among other things, receiving experienced and qualified legal and financial advice in evaluating the Arrangement, including the Formal Valuation and the Fairness Opinions, and careful consideration of various matters, unanimously determined that the Arrangement and the entering into of the Arrangement Agreement is in the best interests of the Company, that the Arrangement is fair to Shareholders (other than the Rollover Shareholders) and unanimously recommended (with Philip Fayer, Pascal Tremblay and David Lewin, as interested directors, abstaining from voting) that the Shareholders vote IN FAVOUR of the Arrangement Resolution.

See “Special Factors – Recommendation of the Board.”

Q: Who has agreed to support the Arrangement?

A: Each director and member of the Senior Management of Nuvei and each Rollover Shareholder has entered into a Support and Voting Agreement pursuant to which they have agreed, subject to the terms thereof, to support and vote all of their Shares in favour of the Arrangement Resolution and against any other resolution that is inconsistent with the Arrangement. Consequently, holders of approximately 0.3% of the Subordinate Voting Shares and holders of 100% of the Multiple Voting Shares, representing approximately 92% of the total voting power attached to all of the Shares (and who, as a result of their

[4]	Based on Canadian composite (Toronto Stock Exchange and all Canadian marketplaces) and U.S. composite (Nasdaq and all U.S. marketplaces).

holdings of Multiple Voting Shares, would effectively be able to veto any alternative transaction), have agreed to vote their Shares in favour of the transaction.

See “The Arrangement – Support and Voting Agreements.”

Q: What approvals are required by Shareholders at the Meeting?

A: The Arrangement Resolution must be approved by: (i) at least 66 2⁄3% of the votes cast by the holders of Multiple Voting Shares and Subordinate Voting Shares virtually present or represented by proxy at the Meeting, voting together as a single class (with each Subordinate Voting Share being entitled to one vote and each Multiple Voting Share being entitled to ten votes); (ii) not less than a simple majority of the votes cast by holders of Multiple Voting Shares virtually present or represented by proxy at the Meeting; (iii) not less than a simple majority of the votes cast by holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting; (iv) not less than a simple majority of the votes cast by holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting (excluding the Subordinate Voting Shares held by the Rollover Shareholders and the persons required to be excluded pursuant to MI 61-101); and (v) not less than a simple majority of the votes cast by holders of Multiple Voting Shares virtually present or represented by proxy at the Meeting (excluding the Multiple Voting Shares held by the Rollover Shareholders and the Persons required to be excluded pursuant to MI 61-101). The 124,986 Subordinate Voting Shares beneficially owned by Philip Fayer, representing approximately 0.20% of the Subordinate Voting Shares, and all of the issued and outstanding Multiple Voting Shares, will be excluded for purposes of such “minority approvals” required under MI 61-101. In the Interim Order, the Court declared that the vote set out in clause (v) of the first sentence of this paragraph is satisfied as there are no holders of Multiple Voting Shares who are eligible to cast a vote thereunder, as all holders of Multiple Voting Shares are “interested parties” within the meaning of MI 61-101 and must be excluded from such vote.

See “The Arrangement – Required Shareholder Approval.”

Q: What other approvals are required for the Arrangement?

A: The Arrangement requires approval by the Court under Section 192 of the CBCA. Prior to the mailing of this Circular, the Company obtained an Interim Order from the Superior Court of Québec (Commercial Division) on May 13, 2024, providing for the calling and holding of the Meeting and other procedural matters. The Company will apply to the Court for a Final Order if the Shareholders approve the Arrangement at the Meeting. The Court will consider, among other things, the procedural and substantive fairness of the Arrangement. In addition, approvals from certain regulatory authorities in Canada and other jurisdictions are conditions to the completion of the Arrangement.

See “Certain Legal Matters – Court Approval and Completion of the Arrangement” and “Certain Legal Matters – Key Regulatory Approvals.”

Q: How will I know when all required approvals have been obtained?

A: If all the necessary approvals have been received and conditions to the completion of the Arrangement have been satisfied or waived, other than conditions that, by their terms, cannot be satisfied until the Effective Date, then Nuvei will issue a press release disclosing such fact.

Q: When will the Arrangement become effective?

A: It is currently anticipated that the Effective Date will occur in late 2024 or the first quarter of 2025, based on the assumption that the Required Shareholder Approval and Court approval are obtained and all other conditions to the Arrangement are satisfied or waived prior to such date. It is not possible, however, to state with certainty whether or when the Effective Date will occur. The Effective Date could be earlier than anticipated or delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order. As provided under the Arrangement Agreement, the Company will file the Articles of Arrangement as soon as reasonably practicable and in any event within three (3) Business Days after the satisfaction or, where not prohibited, waiver of the conditions to the completion of the Arrangement. If the Arrangement is not completed on or prior to the Outside Date, the parties will be permitted to terminate the Arrangement Agreement.

See “The Arrangement – Implementation of the Arrangement and Timing.”

Q: If the Arrangement is approved by Shareholders at the Meeting, when will the Shares cease to be traded on the TSX and Nasdaq and cease public reporting?

A: The Company and the Purchaser have agreed to cooperate in taking, or causing to be taken, all actions necessary to enable the Shares to be delisted from the TSX and Nasdaq promptly, with effect as of the Effective Date or as promptly as practicable after the Effective Date. Following the Effective Date, it is expected that the Purchaser will cause the Company to apply to cease to be a reporting issuer under the securities legislation under which it is currently a reporting issuer (or equivalent) or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare and file continuous disclosure documents.

Following the consummation of the Arrangement, the registration of the Subordinate Voting Shares under the U.S. Exchange Act will be terminated.

See “Certain Legal Matters – Securities Law Matters.”

Q: What will I receive for my Shares under the Arrangement?

A: If the Arrangement becomes effective, Shareholders (other than the Rollover Shareholders) will be entitled to receive consideration of $34.00 per Share in cash, representing a significant and attractive premium of approximately 56% to the closing price of the Subordinate Voting Shares on the Nasdaq on March 15, 2024, the last trading day prior to media reports regarding a potential transaction involving the Company, and a premium of approximately 48% to the 90-day volume weighted average trading price5 per Subordinate Voting Share as of such date, valuing Nuvei at an enterprise value of approximately $6.3 billion. In addition, the Rollover Shares will be exchanged for the consideration payable to the respective Rollover Shareholder in accordance with the terms of their Rollover Agreement.

Q: If I am a registered Shareholder, how do I receive my Consideration under the Arrangement?

A: Accompanying this Circular is a form of proxy and Letter of Transmittal (for registered Shareholders). For a registered Shareholder to receive the Consideration of $34.00 in cash per Share to which it is entitled upon the completion of the Arrangement, such Shareholder must complete, sign and return the Letter of Transmittal together with the certificate(s) and/or DRS Advice(s) representing its Shares, as applicable, and any other required documents and instruments to the Depositary named in the Letter of Transmittal in accordance with the procedures set out therein.

Q: What will I receive for my Options, RSUs, PSUs or DSUs under the Arrangement?

A: In accordance with and subject to the Plan of Arrangement and notwithstanding anything contrary in the Incentive Plans or any applicable grant letter, employment agreement or any resolution or determination of the Board (or any committee thereof) (except as described in subsection (h) below), the Incentive Securities below shall be treated as follows:

[5]	Based on Canadian composite (Toronto Stock Exchange and all Canadian marketplaces) and U.S. composite (Nasdaq and all U.S. marketplaces).

(a)	Options other than Rollover Awards.

(i)

Each Option (other than an Option that is a Rollover Award) outstanding immediately prior to the Effective Time that has not yet vested in accordance with its terms shall be accelerated so that such Option becomes exercisable, notwithstanding the terms of the Omnibus Incentive Plan, the Legacy Option Plan and the Paya Equity Plan (as applicable) or any award or similar agreement pursuant to which such Option was granted or awarded.

(ii)

Each Option (other than an Option that is a Rollover Award) outstanding immediately prior to the Effective Time and that has not been duly exercised shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be surrendered by such holder to the Company in exchange for, in respect of each Option for which the Consideration exceeds the Exercise Price, the right to receive from the Company an amount in cash from the Company equal to the number of Shares into which such Option is then exercisable multiplied by the amount by which the Consideration exceeds the applicable Exercise Price in respect of such Option, less any applicable withholdings, and such Option shall immediately be cancelled and, following such payment, all of the Company’s obligations with respect to such Option shall be deemed to be fully satisfied.

(iii)

For greater certainty, where the Exercise Price of any such Option is greater than or equal to the Consideration, neither the Company nor the Purchaser shall be obligated to pay the holder of such Option the Consideration or any other amount in respect of such Option, and the Option shall be immediately cancelled for no consideration.

(b)

Vested RSUs other than RSUs that are Rollover Awards. Other than any RSU that is a Rollover Award, each portion of a vested RSU (including any fractional vested RSU) outstanding immediately prior to the Effective Time shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company equal to the number of Shares underlying such vested RSU (or, in the case of fractional vested RSUs, the applicable fraction of a vested RSU held by the applicable holder as of immediately prior to the Effective Time) multiplied by the Consideration, less any applicable withholdings, and each such vested RSU shall immediately be cancelled and all of the Company’s obligations with respect to such vested RSU shall be deemed to be fully satisfied.

(c)

Unvested RSUs other than RSUs that are Rollover Awards. Other than any RSU that is a Rollover Award or a Subject RSU, each unvested RSU (including any fractional unvested RSU) outstanding immediately prior to the Effective Time shall remain outstanding and shall thereafter, for each Share underlying such unvested RSU, entitle the holder thereof to receive, upon satisfaction of the applicable vesting conditions, an amount in cash from the Company equal to the Consideration (or, in the case of fractional unvested RSUs, the Consideration multiplied by the applicable fraction of an unvested RSU held by the applicable holder as of immediately prior to the Effective Time), less any applicable withholdings, and shall be subject to the same terms and conditions applicable to such award of RSUs in accordance with the terms of the Omnibus Incentive Plan, the Paya Equity Plan (as applicable) and any grant or similar agreement evidencing the terms of the corresponding award of RSUs prior to the Effective Time (including for greater certainty vesting conditions and any terms governing the effect of termination of a holder’s employment or engagement), except for such terms and conditions that are rendered inoperative by the transactions contemplated by the Arrangement and for those related to adjustments in connection with the payment of dividends or other distributions.

(d)

Vested PSUs other than PSUs that are Rollover Awards. Other than any PSU that is a Rollover Award, each vested PSU (including any fractional vested PSU) outstanding immediately prior to the Effective Time shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company equal to the number of Shares underlying such vested PSU (or, in the case of fractional vested PSUs, the applicable fraction of a vested PSU held by the applicable holder as of immediately prior to the Effective Time) multiplied by the Consideration, less any applicable withholdings, and each such vested PSU shall immediately be cancelled and all of the Company’s obligations with respect to such vested PSU shall be deemed to be fully satisfied;

(e)

Unvested PSUs other than PSUs that are Rollover Awards. Other than any PSU that is a Rollover Award, each unvested PSU (including any fractional unvested PSU) outstanding immediately prior to the Effective Time shall remain outstanding and shall thereafter, for each Share underlying such unvested PSU, entitle the holder thereof to receive, upon satisfaction of the applicable vesting conditions, an amount in cash from the Company equal to the Consideration (or, in the case of fractional unvested PSUs, the Consideration multiplied by the applicable fraction of an unvested PSU held by the applicable holder as of immediately prior to the Effective Time), less any applicable withholdings, and shall be subject to the same terms and conditions (including any applicable performance criteria and/or other vesting conditions, but subject to such adjustments thereto as the Board may deem fair and reasonable as a result of the completion of the Arrangement) applicable to such award of PSUs in accordance with the terms of the Omnibus Incentive Plan, the Paya Equity Plan (as applicable) and any grant or similar agreement evidencing the terms of the corresponding award of PSUs prior to the Effective Time (including, for greater certainty, any terms governing the effect of termination of a holder’s employment or engagement), except for such terms and conditions that are rendered inoperative by the transactions contemplated by the Arrangement and for those related to adjustments in connection with the payment of dividends or other distributions.

(f)

Vested and unvested DSUs. Each DSU (including any fractional DSU) outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the Omnibus Incentive Plan or any award or similar agreement pursuant to which any such DSUs were granted or awarded, as applicable, be deemed to have vested and be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company equal to the number of Shares underlying such DSU (or, in the case of fractional DSUs, the applicable fraction of a DSU held by the applicable holder as of immediately prior to the Effective Time) multiplied by the Consideration, less any applicable withholdings, and each such DSU shall immediately be cancelled and all of the Company’s obligations with respect to such DSU shall be deemed to be fully satisfied.

(g)

Options, RSUs and PSUs that are Rollover Awards. Each Option, RSU and PSU that is a Rollover Award (in each case, vested or unvested) outstanding immediately prior to the Effective Time shall be subject to such treatment as set out in the applicable Rollover Award Agreement, on such terms and conditions as are set out therein.

(h)

Notwithstanding the foregoing, if any holder of an Option, RSU, PSU or DSU is subject to income taxation under Section 409A of the Code, the Company may take any actions necessary or advisable to avoid the imposition of any tax or penalty by reason of the treatment of such award under the Plan of Arrangement as described above.

See “The Arrangement – Implementation of the Arrangement.”

Q: How will I receive the cash payment, if any, I am entitled to as a holder of vested Options, RSUs, PSUs or DSUs?

A: As soon as practicable after the Effective Time, the Purchaser shall cause the Company, or the relevant Subsidiary of the Company, to deliver to each former holder of Options, vested RSUs, vested PSUs and DSUs (whether vested or unvested) the cash payment, if any, net of applicable withholdings, that such holder is entitled to receive under the Plan of Arrangement, either (i) pursuant to the normal payroll practices and procedures of the Company, or the relevant Subsidiary of the Company or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company, or the relevant

Subsidiary of the Company, is not practicable for any such holder, by cheque (delivered to the address of such holder, as reflected on the register maintained by or on behalf of the Company in respect of the Options, RSUs, PSUs and DSUs) or such other means as the Company may elect. Notwithstanding that amounts under the Plan of Arrangement are calculated in U.S. dollars, the Company is entitled to make the payments in the applicable currency in respect of which the Company customarily makes payment to such holder by using the applicable Bank of Canada daily exchange rate(s) in effect on the date that is ten (10) Business Days immediately preceding the Effective Date.

See “The Arrangement – Payment of Consideration.”

Q: What happens if I do not surrender the certificates representing my Shares in order to receive the Consideration under the Arrangement?

A: In accordance with the Plan of Arrangement, each certificate that immediately prior to the Effective Time represented outstanding Shares shall be deemed, immediately after the Effective Time, to represent only the right to receive the consideration to which the holder of such Share is entitled to in accordance with the Plan of Arrangement, less any amounts withheld pursuant to the Plan of Arrangement. Any such certificate formerly representing Shares not duly surrendered on or before the sixth (6th) anniversary of the Effective Time shall cease to represent a claim by or interest of any holder of Shares of any kind or nature against or in the Company or the Purchaser. On such date, all consideration to which such former holder of Shares was entitled shall be deemed to have been surrendered to the Purchaser or the Company, as applicable, and shall be paid over by the Depositary to or as directed by the Purchaser. See “The Arrangement – Procedure for Exchange of Share Certificates by Shareholders.”

Q: What will happen to the Company if the Arrangement is completed?

A: If the Arrangement becomes effective, former Shareholders (except for the Rollover Shareholders and for any Dissenting Shareholders) will be entitled to receive the Consideration in exchange for their Shares, the Rollover Shareholders will be entitled to the applicable Rollover Consideration, and the only Shareholder of the Company will be the Purchaser, and the Company will become a privately held corporation and there will be no public market for its Shares.

Q: What will happen if the Arrangement Resolution is not passed or the Arrangement is not completed for any reason?

A: If the Arrangement Resolution is not passed or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. If this occurs, the Company will continue as a publicly traded company and continue to pursue its business plan on a stand-alone basis. Note that failure to complete the Arrangement could have an adverse effect on the trading price of the Subordinate Voting Shares or on the Company’s operations, financial condition or prospects.

See “Risk Factors – Risks Related to the Arrangement.”

In certain circumstances where the Arrangement Agreement is terminated, the Company will be required to pay the Purchaser the Termination Fee. In certain other circumstances where the Arrangement Agreement is terminated, the Purchaser will be required to pay the Company the Reverse Termination Fee.

See “Arrangement Agreement – Termination Fees.”

If the Arrangement is not completed and the Board decides to seek an alternative transaction, there can be no assurance that the Rollover Shareholders would be willing to accept or support an alternative transaction.

Q: Are there risks associated with the Arrangement?

A: In evaluating the Arrangement, Shareholders should consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: (i) the Required Shareholder Approval must be obtained for the Arrangement to be implemented; (ii) the Arrangement Agreement may be terminated in certain circumstances, including in the event of a change having a Material Adverse Effect or if holders of more than 10% of the outstanding Subordinate Voting Shares exercise Dissent Rights; and (iii) there can be no certainty that all other conditions precedent to the Arrangement will be satisfied or waived. Any failure to complete the Arrangement could materially and negatively impact the trading price of the Subordinate Voting Shares. You should carefully consider the risk factors described in the section “Risk Factors” in evaluating the approval of the Arrangement Resolution. Readers are cautioned that such risk factors are not exhaustive.

Questions Relating to the Special Meeting of Shareholders

Q: Where and when will the Meeting be held?

A: The Meeting will be held on June 18, 2024, at 10:00 a.m. (Eastern time). The Meeting will be held in virtual format via live audio webcast. Registered Shareholders and duly appointed proxyholders will be able to participate and vote at the Meeting online regardless of their geographic location at https://web.lumiagm.com/432819058 (meeting ID: 432-819-058) provided they are connected to the internet and follow the instructions contained herein.

See “Information Concerning the Meeting and Voting – Date, Time and Place of Meeting.”

Q: Am I entitled to vote?

A: You are entitled to vote if you were a Shareholder as of the close of business on the Record Date, being May 9, 2024. With respect to the matters to be voted on at the Meeting, being the approval of the Arrangement Resolution, each Subordinate Voting Share entitles its holder to one (1) vote and each Multiple Voting Share entitles its holder to ten (10) votes.

Q: What are Shareholders being asked to vote on at the Meeting?

A: At the Meeting, pursuant to the Interim Order, the Shareholders will be asked to consider and, if thought advisable, pass the Arrangement Resolution. The Arrangement provides for, among other things, the acquisition by the Purchaser of all of the issued and outstanding Shares (other than the Rollover Shares) by way of a court-approved statutory plan of arrangement under section 192 of the CBCA. Pursuant to the Arrangement Agreement and the Plan of Arrangement, if the Arrangement becomes effective, each Shareholder (except for the Rollover Shareholders) will be entitled to receive $34.00 in cash per Share. Pursuant to the Rollover Agreements and the Plan of Arrangement, the Rollover Shares will be exchanged for the applicable Rollover Consideration.

Q: What constitutes quorum for the Meeting?

A: The Company’s by-laws provide that the quorum for the transaction of business at the Meeting is two or more holders of Shares carrying, in the aggregate, at least 25% of the outstanding Shares entitled to be voted at the Meeting, whether virtually present or represented by proxy.

Q: How many Shares are entitled to be voted?

A: As of the Record Date of May 9, 2024, there were 63,965,523 Subordinate Voting Shares and 76,064,619 Multiple Voting Shares issued and outstanding. With respect to the matters to be voted on at the Meeting, being the approval of the Arrangement Resolution, each Subordinate Voting Share entitles its holder to one (1) vote and each Multiple Voting Share entitles its holder to ten (10) votes.

Q: What if I acquire ownership of Shares after the Record Date?

A: You will not be entitled to vote Shares acquired after the Record Date on the Arrangement Resolution. Only persons owning Shares as of the Record Date are entitled to vote their Shares on the Arrangement Resolution. In addition, pursuant to the Interim Order, only registered and beneficial Shareholders as at the Record Date who are registered Shareholders prior to the deadline for exercising dissent rights (other than holders of Shares who voted or instructed a proxyholder to vote Shares in favour of the Arrangement Resolution) have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares by the Purchaser in accordance with the provisions of Section 190 of the CBCA, as modified by the Interim Order and/or the Plan of Arrangement.

Q: What do I need to do now in order to vote on the Arrangement Resolution?

A: Registered Shareholders can vote by internet, by phone, by mail, or virtually at the Meeting. It is recommended that you vote by internet to ensure that your vote is received before the Meeting. To cast your vote by internet, please have your form of proxy on hand and carefully follow the instructions contained therein. Your internet vote authorizes the named proxies to vote your Shares in the same manner as if you mark, sign and return your form of proxy. You may also vote by mail by completing, dating and signing the enclosed form of proxy and return it in the envelope provided for that purpose. To be valid, proxies must be received by TSX Trust Company, at P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1, Attention: Proxy Department, by no later than 10:00 a.m. (Eastern time) on June 14, 2024 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the reconvened Meeting). Late proxies may be accepted or rejected by the chair of the Meeting at his or her discretion, subject to the terms of the Arrangement Agreement, and the chair of the Meeting is under no obligation to accept or reject any particular late proxy.

Q: If my Shares are held by my broker, investment dealer or other Intermediary, will they vote my Shares for me?

A: No. Non-registered Shareholders who receive these materials through their broker or other Intermediary should complete and send the form of proxy or VIF in accordance with the instructions provided by their broker or Intermediary.

Q: Who is soliciting my proxy?

A: Your proxy is being solicited by Nuvei’s Management. Management requests that you sign and return the form of proxy or VIF so that your votes are exercised at the Meeting. The solicitation of proxies will be conducted primarily by mail but may also be made by telephone, fax transmission or other electronic means of communication or in person by the directors, officers and employees of the Company. The cost of such solicitation will be borne by the Company. The Company has retained Kingsdale Advisors to provide a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of the Company. The Company further agreed to indemnify Kingsdale Advisors against any and all claims, costs, damages, liabilities, judgements or expenses incurred by Kingsdale Advisors, except where same results from Kingsdale Advisors’ negligence or intentional misconduct. The Company may also reimburse brokers and other persons holding Shares in their name, or in the name of nominees for their costs incurred in sending proxy materials to their principals to obtain their proxies.

Q: Can I appoint someone other than those named in the enclosed proxy forms to vote my Shares?

A: Yes. You have the right to appoint a person other than the Company’s nominees identified in the form of proxy or VIF. Non-registered Shareholders who wish to appoint themselves as proxyholder must carefully follow the instructions in the Circular and on their form of proxy or VIF.

Additionally, a Shareholder or its duly appointed proxyholder MUST complete the additional step of registering the proxyholder by either calling the Transfer Agent at 1-866-751-6315 (in North America) or 416-682-3860 (outside of North America) or completing the electronic form available at https://www.tsxtrust.com/control-number-request by no later than 10:00 a.m. (Eastern time) on June 14, 2024 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the reconvened Meeting). If you are a non-registered Shareholder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the Meeting, you MUST also obtain a valid legal proxy from your intermediary and submit it to the Transfer Agent. Failing to register your proxyholder online will result in the proxyholder not receiving a control number, which is required to vote at the Meeting. Non-registered shareholders who have not duly appointed themselves as proxyholders will not be able to participate, vote or ask questions at the Meeting but will be able to attend the Meeting as guests. Without a control number, proxyholders will not be able to attend, participate, vote or ask questions at the Meeting.

See “Information Concerning the Meeting and Voting – Voting by Proxy – Appointment of Proxyholders.”

Q: What if my Shares are registered in more than one name or in the name of a company?

A: If your Shares are registered in more than one name, all registered persons must sign the form of proxy. If your Shares are registered in a company’s name or any name other than your own, you may be required to provide documents proving your authorization to sign the form of proxy for that company or name. For any questions about the proper supporting documents, contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1 (888) 327-0819 (toll-free in North America) or at (416) 623-4173 (outside of North America), or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your Shares, please visit www.NuveiPOA.com.

Q: When will I receive the Consideration payable to me under the Arrangement for my Shares?

A: If the Arrangement becomes effective and your Letter of Transmittal and Share certificate(s) or DRS Advice(s), if applicable, and all other required documents are properly completed and received by the Depositary, you will receive the Consideration due to you under the Arrangement as soon as practicable after the Arrangement becomes effective. The Arrangement is currently scheduled to be completed in late 2024 or the first quarter of 2025, based on the assumption that the Required Shareholder Approval and Court approval are obtained and all other conditions to the Arrangement are satisfied or waived prior to such date.

Q: What happens if I send in my Share certificate(s) and the Arrangement Resolution is not approved or the Arrangement is not completed?

A: If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your Share certificate(s) or DRS Advice(s) will be returned promptly to you by the Depositary.

Q: Can I revoke my vote after I have voted by proxy?

A: Yes. If you are a registered Shareholder, you may revoke your proxy at any time before it is acted upon in any manner permitted by law, including by stating clearly, in writing, that you wish to revoke your proxy and by delivering this written statement to the Transfer Agent, no later than the last Business Day before the day of the Meeting. If as a registered Shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you will not be able to participate at the Meeting online. If you are a non-registered Shareholder and wish to revoke previously provided voting instructions, you should follow carefully the instructions provided by your Intermediary. See “Information Concerning the Meeting and Voting – Voting by Proxy – Revocation of Proxy.”

Q: Are the shareholders of the Purchaser required to approve the Arrangement?

A: No.

Q: Who is responsible for counting and tabulating the votes by proxy?

A: Votes by proxy are counted and tabulated by TSX Trust Company, Nuvei’s transfer agent.

Q: What are the Canadian federal income tax consequences of the Arrangement for Canadian Shareholders?

A: Subject to the discussion under the heading “Certain Canadian Federal Income Tax Considerations,” a Shareholder (other than a Rollover Shareholder) who is, or is deemed to be, resident in Canada, holds their Subordinate Voting Shares as “capital property” for purposes of the Tax Act, and who sells such Subordinate Voting Shares to the Purchaser pursuant to the Arrangement will realize a capital gain (or a capital loss) to the extent that such Shareholder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to such Shareholder of his, her or its Subordinate Voting Shares. The foregoing description is only a brief summary of certain Canadian federal income tax consequences of the Arrangement and is qualified in its entirety by the more detailed discussion under “Certain Canadian Federal Income Tax Considerations,” below which contains a summary of certain Canadian federal income tax considerations of the Arrangement generally applicable to a Resident Holder (including a Dissenting Resident Holder) or a Non-Resident Holder (including a Dissenting Non-Resident Holder). Neither this description nor the more detailed discussion is intended to be legal advice to any particular Shareholder. Accordingly, Shareholders should consult their tax advisor with respect to their particular circumstances.

Q: What are the United States federal income tax consequences of the Arrangement for U.S. Shareholders?

A: Subject to the discussion in the section under the heading “Certain United States Federal Income Tax Considerations” and assuming the Company is not and has not been a PFIC (as defined in such section), a U.S. Holder (as defined in such section) who holds Subordinate Voting Shares as capital assets and who sells such Subordinate Voting Shares pursuant to the Arrangement and receives the Consideration generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount received and the U.S. Shareholder’s adjusted tax basis in the Subordinate Voting Shares. The foregoing description of the U.S. federal income tax consequences of the Arrangement is qualified in its entirety by the more detailed discussion under “Certain United States Federal Income Tax Considerations” below, and neither this description nor the more detailed discussion is intended to be legal or tax advice to any particular Shareholder. Accordingly, U.S. Shareholders should consult their tax advisors with respect to their particular circumstances.

Q: Are Shareholders entitled to Dissent Rights?

A: Pursuant to the Interim Order, registered and beneficial Shareholders as at the Record Date who are registered Shareholders prior to the deadline for exercising Dissent Rights (other than holders of Shares who voted or instructed a proxyholder to vote Shares in favour of the Arrangement Resolution) have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares by the Purchaser in accordance with the provisions of Section 190 of the CBCA, as modified by the Interim Order and/or the Plan of Arrangement. A registered Shareholder wishing to exercise Dissent Rights may exercise such rights with respect to all Shares registered in his, her or its, as the case may be, name only if such holder of Shares exercised all the voting rights attached to those Shares against the Arrangement Resolution.

A registered Shareholder’s failure to follow exactly the procedures set forth in the Plan of Arrangement and the Interim Order will result in the loss of such Shareholder’s Dissent Rights. If you are a Shareholder and wish to dissent, you should obtain your own legal advice and carefully read the Plan of Arrangement, the Interim Order and the text of Section 190 of the CBCA, which are set forth in Appendix B, Appendix E and Appendix G, respectively, of this Circular.

See “Dissenting Shareholders’ Rights.”

Q: Who can help answer my questions?

A: If you are a Shareholder and have any question regarding the information contained in this Circular or require assistance in completing your form of proxy, VIF or the Letter of Transmittal, please contact Kingsdale Advisors, the Company’s strategic advisor, at 1 (888) 327-0819 (toll-free in North America) or at (416) 623-4173 (outside of North America), or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your Shares, please visit www.NuveiPOA.com.

Q: What to do if a Shareholder is having technical difficulties accessing the Meeting?

A: If Shareholders (or their proxyholders) encounter any difficulties accessing the Meeting during the check-in, they may attend the Meeting by clicking “Guest” and completing the online form. The virtual platform is fully supported across Internet browsers and devices (desktops, laptops, tablets, and smartphones) running the most updated version of applicable software and plugins. Shareholders (or their proxyholders) should ensure that they have a strong Internet connection if they intend to attend and/or participate in the Meeting. Participants should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the Meeting. Technical support can also be accessed at: support-ca@lumiglobal.com.

SUMMARY

The following is a summary of certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular and the attached Appendices, all of which are important and should be reviewed carefully. Capitalized terms used in this summary without definition have the meanings ascribed to them in the “Glossary of Terms” starting on page 189 of this Circular. Shareholders are urged to read this Circular and its Appendices carefully and in their entirety.

The Meeting

The Meeting will be held on June 18, 2024 at 10:00 a.m. (Eastern time) exclusively in virtual format at https://web.lumiagm.com/432819058. See “Information concerning the Meeting and Voting – Date, Time and Place of Meeting.”

Record Date

The Shareholders entitled to vote at the Meeting are those holders of Shares as of the close of business onMay 9, 2024. See “Information Concerning The Meeting And Voting.”

Purpose of the Meeting

The purpose of the Meeting is for Shareholders to consider and, if deemed advisable, approve the Arrangement Resolution, the full text of which is set forth at Appendix A.

To be effective, the Arrangement Resolution must be approved by (i) at least 66 2⁄3% of the votes cast by the holders of Multiple Voting Shares and Subordinate Voting Shares virtually present or represented by proxy at the Meeting, voting together as a single class (with each Subordinate Voting Share being entitled to one vote and each Multiple Voting Share being entitled to ten votes); (ii) not less than a simple majority of the votes cast by holders of Multiple Voting Shares virtually present or represented by proxy at the Meeting; (iii) not less than a simple majority of the votes cast by holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting; (iv) not less than a simple majority of the votes cast by holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting (excluding the Subordinate Voting Shares held by the Rollover Shareholders and the persons required to be excluded pursuant to MI 61-101); and (v) not less than a simple majority of the votes cast by holders of Multiple Voting Shares virtually present or represented by proxy at the Meeting (excluding the Multiple Voting Shares held by the Rollover Shareholders and the Persons required to be excluded pursuant to MI 61-101). The 124,986 Subordinate Voting Shares beneficially owned by Philip Fayer, representing approximately 0.20% of the Subordinate Voting Shares, and all of the issued and outstanding Multiple Voting Shares, will be excluded for purposes of such “minority approvals” required under MI 61-101. In the Interim Order, the Court declared that the vote set out in clause (v) of the first sentence of this paragraph is satisfied as there are no holders of Multiple Voting Shares who are eligible to cast a vote thereunder, as all holders of Multiple Voting Shares are “interested parties” within the meaning of MI 61-101 and must be excluded from such vote.

Shareholders may also be asked to consider other business that properly comes before the Meeting or any adjournment(s) or postponement(s) thereof.

Summary of the Arrangement

The Arrangement Agreement provides for, among other things, the acquisition by the Purchaser, directly or indirectly, of all of the issued and outstanding Shares (other than the Rollover Shares) by way of a plan of arrangement under Section 192 of the CBCA. Pursuant to the Arrangement Agreement and the Plan of Arrangement, each Shareholder (other than the Rollover Shareholders) will be entitled to receive from the

Purchaser $34.00 in cash for each Share held in the share capital of the Company. The Rollover Shares, representing all of the issued and outstanding Multiple Voting Shares and 124,986 Subordinate Voting Shares, all held by the Rollover Shareholders, will be sold to the Purchaser in exchange for the applicable Rollover Consideration, which is comprised of a combination of cash consideration based on the Consideration and shares in the capital of the Purchaser or an affiliate thereof, the whole in accordance with the terms of the Rollover Agreements. Following completion of the Arrangement, Philip Fayer, Novacap and CDPQ are expected to hold or exercise control or direction over, directly or indirectly, approximately 24%, 18% and 12%, respectively, of the common equity of the resulting private company. A copy of the Plan of Arrangement is attached to this Circular as Appendix B. See “The Arrangement.”

Parties to the Arrangement

Nuvei Corporation

Nuvei was incorporated under the CBCA on September 1, 2017, under the name “10390461 Canada Inc.” The Company subsequently changed its name to “Pivotal Development Corporation Inc.” on September 21, 2017 and to “Nuvei Corporation” on November 27, 2018. Its head office is located at 1100 René-Lévesque Boulevard West, 9th Floor, Montréal, Québec H3B 4N4.

Nuvei is a Canadian fintech company accelerating the business of its customers around the world. Its modular, flexible and scalable technology allows leading companies to accept next-generation payments, offer extensive payout options and benefit from card issuing, banking, and risk and fraud management services. Nuvei believes it is differentiated by its proprietary technology platform, which is purpose-built for high-growth eCommerce, integrated payments and business to business. Nuvei’s platform enables customers to pay and/or accept payments worldwide regardless of their customers’ location, device or preferred payment method. Nuvei’s solutions span the entire payments stack and include a fully integrated payments engine with global processing capabilities, a turnkey solution for frictionless payment experiences and a broad suite of data-driven business intelligence tools and risk management services. Connecting businesses to their customers in more than 200 markets worldwide, with local acquiring in 50 of those markets, 150 currencies and 700 alternative payment methods, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration – propelling them further, faster.

See “Information Concerning Nuvei.”

The Purchaser Filing Parties

The Purchaser was incorporated under the CBCA on March 25, 2024. Its registered office is located at 199 Bay Street, Suite 4000, Toronto, Ontario M5L 1A9, Canada. The Purchaser has been incorporated for the purpose of completing the Arrangement and, as of the date hereof, the Advent Funds own indirectly all of the outstanding securities of the Purchaser. After the closing of the transactions contemplated by the Arrangement, the securities of the Purchaser will be held directly or indirectly by affiliates of the Advent Funds and the Rollover Shareholders. The Purchaser has not engaged in any business other than in connection with the Arrangement and related transactions. The principal business of the Purchaser is that of a holding company.

Founded in 1984, Advent is one of the largest and most experienced global private equity investors. The firm has invested in over 415 private equity investments across more than 40 countries and regions, and as of September 30, 2023, had $91 billion in assets under management. With 15 offices in 12 countries, Advent has established a globally integrated team of over 295 private equity investment professionals across North America, Europe, Latin America, and Asia. The firm focuses on investments in five core sectors, including business and financial services; health care; industrial; retail, consumer, and leisure; and technology. For 40 years, Advent has been dedicated to international investing and remains committed to partnering with management teams to deliver sustained revenue and earnings growth for its portfolio companies.

Philip Fayer is the Founder, Chair and Chief Executive Officer of the Company and is a citizen of Canada. The business address of Philip Fayer is 510-345 Victoria Avenue, Westmount, Québec, H3Z 2N1, Canada.

WPF was incorporated under the CBCA on March 13, 2019. Philip Fayer controls WPF and is the sole director and officer of WPF. Its registered office is located at 510-345 Victoria Avenue, Westmount, Québec, H3Z 2N1, Canada. The principal business of WPF is that of a holding company.

Founded in 1981, Novacap is a leading North American private equity investor and one of Canada’s most experienced private equity firms. Novacap, with over C$8 billion of assets under management, has invested in more than 100 platform companies, which have completed more than 150 add-on acquisitions. Applying a sector-focused approach since 2007, Novacap’s dedicated funds and investment teams in TMT, Industries, Financial Services, and Digital Infrastructure focus on lower middle market companies seeking a value-added partner. With more than 65 investment professionals, supported by more than 45 operations, capital markets, transaction, and other corporate service professionals, Novacap provides the domain expertise to help companies identify and address operating challenges while accelerating their growth. Novacap is headquartered in Montréal, with offices in Toronto and New York.

CDPQ is a long-term institutional investor headquartered in Québec City with its principal place of business in Montréal, Québec. Founded in 1965 and governed by the Act respecting the Caisse de dépôt et placement du Québec, CDPQ manages funds primarily for public and parapublic pension and insurance plans. CDPQ invests these funds globally and across different asset classes namely, equity markets, private equity, infrastructure, real estate and fixed income. As at December 31, 2023, CDPQ’s net assets totaled C$434 billion.

See “Information Concerning the Purchaser Filing Parties.”

Arrangement Agreement

On April 1, 2024, the Company and the Purchaser entered into the Arrangement Agreement, pursuant to which it was agreed, among other things, to implement the Arrangement in accordance with and subject to the terms and conditions contained therein and in the Plan of Arrangement. See “Arrangement Agreement.”

Background to the Arrangement

See “Special Factors – Background to the Arrangement” for a summary of the main events that led to the execution of the Arrangement Agreement and certain meetings, negotiations, discussions and actions of the parties that preceded the execution of the Arrangement Agreement and the public announcement of the Arrangement.

Recommendation of the Special Committee

Having undertaken a thorough review of, and carefully considered, information concerning the Arrangement, the Formal Valuation and the TD Securities Fairness Opinion, and after consulting with experienced, qualified and independent financial and legal advisors, the Special Committee unanimously determined that the Arrangement and the entering into of the Arrangement Agreement is in the best interests of the Company, that the Arrangement is fair to Shareholders (other than the Rollover Shareholders), and unanimously recommended that the Board approve the Arrangement and recommend that the Shareholders vote IN FAVOUR of the Arrangement Resolution. See “Special Factors – Recommendation of the Special Committee.”

Recommendation of the Board

After careful consideration, and taking into account the unanimous recommendation of the Special Committee, the Formal Valuation and the Fairness Opinions, consultation with its experienced and qualified financial and legal advisors, and such matters as it considered relevant, the Board (with Philip Fayer, Pascal Tremblay and David Lewin, as interested directors, abstaining from voting) has unanimously determined that the Arrangement and the entering into of the Arrangement Agreement is in the best interests of the Company, that the Arrangement is fair to Shareholders (other than the Rollover Shareholders) and unanimously recommended (with Philip Fayer, Pascal Tremblay and David Lewin, as interested directors, abstaining from voting) that the Shareholders vote IN FAVOUR of the Arrangement Resolution. See “Special Factors – Recommendation of the Board.”

Reasons for the Recommendations

The Special Committee, comprised of Timothy A. Dent, Daniela Mielke and Coretha Rushing, all of whom are independent directors, and the Board, with the assistance of their respective financial and legal advisors, carefully reviewed the proposed Arrangement and the terms and conditions of the Arrangement Agreement and all related agreements and documents.

In making their respective determinations and recommendations, the Special Committee and the Board carefully reviewed, considered and relied upon a number of substantive factors, including the following:

•

Attractive Premium to Shareholders. The Consideration represents a significant and attractive premium of approximately 56% to the closing price of the Subordinate Voting Shares on the Nasdaq on March 15, 2024, the last trading day prior to media reports regarding a potential transaction involving the Company, and a premium of approximately 48% to the 90-day volume weighted average trading price[6] per Subordinate Voting Share as of such date.

•

Maximum Consideration. The Special Committee concluded, after extensive negotiations with the Purchaser, that the Consideration, which represents an increase of approximately 42% from the consideration initially proposed by it, was the highest price that could be obtained from the Purchaser and that further negotiation could have caused the Purchaser to withdraw its proposal, having regard, notably, to the fact that the Purchaser indicated that the Consideration was its “best and final” offer, which would have deprived the Shareholders of the opportunity to evaluate and vote in respect of the Arrangement.

•	Consideration within the Valuation Range. The Consideration is within the range of the fair market value of the Shares as determined by TD Securities in the Formal Valuation.

•

TD Securities Fairness Opinion. TD Securities, independent valuator and financial advisor to the Special Committee, orally delivered (which is customary) to the Special Committee the TD Securities Fairness Opinion, subsequently confirmed in writing, to the effect that, as of April 1, 2024, and subject to the assumptions, qualifications and limitations communicated to the Special Committee by TD Securities and set forth in TD Securities’ written fairness opinion, the Consideration to be received by the Shareholders (other than the Rollover Shareholders and any other Shareholders required to be excluded from the minority approval pursuant to MI 61-101) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders. See “Special Factors – Formal Valuation and TD Securities Fairness Opinion.”

•

Barclays Fairness Opinion. The Special Committee was advised that Barclays would provide the Board with the Barclays Fairness Opinion to the effect that, based upon and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by the Shareholders (other than the Rollover Shareholders in respect of their Rollover Shares) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders, which opinion was delivered to the Board on April 1, 2024). See “Special Factors – Barclays Fairness Opinion.”

[6]	Based on Canadian composite (Toronto Stock Exchange and all Canadian marketplaces) and U.S. composite (Nasdaq and all U.S. marketplaces).

•

Form of Consideration. The Consideration will be paid to the Shareholders entirely in cash, which provides Shareholders (other than the Rollover Shareholders) with certainty of value and immediate liquidity (and without incurring brokerage and other costs typically associated with market sales).

•

Economic and Market Conditions. Consideration of current industry, economic and market conditions and trends, which have resulted in significantly lower share price performance for many technology companies. For instance, the payments sector is sensitive to changes in consumer activity and the broader macroeconomic environment. Nuvei as a private company will no longer be exposed to share price volatility and the associated constraints, allowing Management to focus on the business.

•

Historical Market Price and Volatility. Consideration of the historical volatility of the price and liquidity of the Subordinate Voting Shares and the underlying financial results of the Company, including the fact that the Subordinate Voting Shares have historically traded at a discount to those of the Company’s peers and at the time of entering into the Arrangement Agreement traded at a large discount to their previous trading levels; as well as the Special Committee’s assessment that there is no immediately foreseeable catalyst for reversing these trends apart from the execution of management’s strategic plan with its inherent risks, rendering the all-cash consideration offered by the Purchaser attractive for the Shareholders (other than the Rollover Shareholders), which includes the “unaffiliated security holders” as defined in Rule 13e-3 under the U.S. Exchange Act.

•

Purchaser. The anticipated benefits to the Company from the Purchaser’s and its affiliates’ significant resources, operational, and payments sector expertise, as well as the capacity for investment provided by the Purchaser to support the Company’s ongoing development.

•

Unlikelihood of a Successful Competing Offer. The Special Committee considered, in consultation with its qualified, experienced and independent financial advisors, the identity and potential strategic interest of other industry and financial counterparties for a potential transaction with the Company. The Special Committee concluded that it would be unlikely that any person or group would be willing and able to propose a transaction that is on terms (including price) more favourable to the Company, the Shareholders and other relevant stakeholders than the Arrangement, including, among other factors, because the Special Committee had been informed that the Fayer Group did not intend to sell a significant portion of its Shares (which currently represent approximately 33.8% of the outstanding voting rights and approximately 20.0% of the outstanding Shares in the Company), resulting in there being limited strategic alternatives available to, or strategic acquirors of, the Company. Consequently, the Special Committee concluded that the principal alternative to the Arrangement would be maintaining the status quo and executing the Company’s current long-term strategic plan, which the Special Committee observed was subject to inherent risks and uncertainties. In light of the available alternatives, the Special Committee determined the Arrangement is more favourable to the Shareholders (other than the Rollover Shareholders) than the alternative of remaining a public company and pursuing the long-term strategic plan (taking into account the risks, rewards and uncertainties of executing such plan).

•

Status Quo. In considering the status quo as an alternative to pursuing the Arrangement, the Special Committee considered Management’s financial projections and historical achievements of targets, and assessed the current and anticipated future opportunities and risks associated with the business, execution, operations, assets, financial performance and condition of the Company should it continue as a publicly-traded company, including, without limitation, as it pertains to the Company’s ability to (i) realize the expected synergies related to prior acquisitions, (ii) drive organic growth, and (iii) increase its profit margins, considering, notably, the additional capital expenditures that would be required in the sales and product and technology operations to increase the organic growth of the Company, as well as the Company’s compliance and regulatory systems’ technology and team, contingent liabilities and other matters. The Special Committee also took into account the likelihood that the price of the Subordinate Voting Shares could be negatively impacted if the Company failed to meet investor expectations, including if the Company failed to meet its previously stated guidance on profitability and growth objectives.

•

Absence of Competing Offers. Since the announcement by the Company on March 17, 2024 confirming, in response to media reports to that effect, that the Special Committee had been formed to review and evaluate expressions of interest received and other strategic alternatives available to the Company and that the Company was engaged in discussions with certain third parties in connection with a potential transaction, no inbound expressions of interest were received by the Company or any of its representatives from any third parties.

•

Payment and Declaration of Dividends. Until the Effective Date, the Company will be permitted to, and expects to, continue declaring and paying its regular quarterly cash dividends on the Shares in a manner consistent with past practice.

•

D&O Support and Voting Agreements. Each director and member of Senior Management of the Company has entered into a Support and Voting Agreement with the Purchaser under which such individual has agreed, among other things, to vote his or her Shares in favour of the Arrangement Resolution.

•

Limited Conditionality. The Special Committee’s determination, after consultation with its experienced, qualified and independent legal advisors, that the terms and conditions of the Arrangement Agreement, including the Company’s and the Purchaser’s representations, warranties and covenants and the conditions to completion of the Arrangement are reasonable in light of all applicable circumstances, and belief that the limited nature of the conditions to completion of the Arrangement as provided by the Arrangement Agreement, including the absence of a financing condition, mean that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time.

•

Key Regulatory Approvals. The likelihood that the transaction will receive the Key Regulatory Approvals (as such term is defined in the Arrangement Agreement) under applicable laws and on terms and conditions satisfactory to the Company and the Purchaser, including based on the advice of legal and other advisors in connection with such Key Regulatory Approvals, and the reasonable assurance that such Key Regulatory Approvals will be achieved within the timeframe set out in the Arrangement Agreement, including the Outside Date.

•

Committed Financing. The Arrangement is not subject to due diligence or financing conditions and the Purchaser has provided the Company with evidence, including the Debt Commitment Letter and the Equity Commitment Letters, that the Purchaser has arranged for fully committed financing that is not subject to unusual conditions. In addition, the Equity Commitment Letter provides that the Company is an express third-party beneficiary thereof and is entitled to seek specific performance directly against the Equity Financing Sources to enforce the funding of the aggregate committed Equity Financing.

•

Limited Guarantee. The Company has obtained a limited guarantee from the Equity Financing Sources in respect of the Purchaser’s obligation to pay the Reverse Termination Fee payable by the Purchaser to the Company in the event the Arrangement Agreement is terminated in certain circumstances, as well as the Purchaser’s obligations to pay certain fees and expenses, costs and/or indemnities under the Arrangement Agreement.

•

Treatment of Incentive Securities. The Special Committee’s consideration of the treatment of, and the consideration to be received by, the holders of Incentive Securities issued pursuant to the various Incentive Plans of the Company.

•	Anticipated Benefits of the Arrangement. The Arrangement is expected to benefit the Company, its employees and other stakeholders based upon the Purchaser’s commitments regarding: (i) the treatment of employees for at least 12 months following the effective time of the Arrangement; (ii) maintaining the head office of the Company in Montréal; (iii) the participation of certain key employees in the go-forward management incentive plan to be established by the Purchaser as of closing; and (iv) the ongoing involvement of Novacap and CDPQ, both strong Québec institutions, as significant shareholders of the Company going forward.

Furthermore, the Special Committee believes that the Arrangement is procedurally fair to Shareholders (other than the Rollover Shareholders), including the unaffiliated security holders for the following reasons:

•

Targeted Pre-Signing Market Check. A targeted pre-signing market check with six (6) of the most likely strategic and financial purchasers for the Company was conducted, and the Special Committee determined that a broader solicitation process or market check was unlikely to yield a higher price for the Shares, considering, notably, that there is a limited number of potential strategic purchasers that are likely to be interested in pursuing a transaction with the Company, having regard to the Fayer Group’s intention to not sell a significant portion of its shareholdings in the Company (which currently represent approximately 33.8% of the outstanding voting rights and approximately 20.0% of the issued and outstanding Shares of the Company), as well as the size, technology suite and platforms of the Company, and Novacap’s and CDPQ’s shareholdings in the Company (controlling approximately 37.1% and 21.4%, respectively, of the outstanding voting rights and approximately 21.8% and 12.6%, respectively, of the outstanding Shares of the Company).

•

Competitive Process. The Purchaser and Bidder B were engaged for several weeks in a competitive process that generated numerous rounds of bidding, following which the final proposal from the Purchaser emerged as the highest and best proposal. The proposals submitted by two third parties (the Purchaser, on the one hand, and Bidder B, on the other hand) were comparable, suggesting that both parties had a similar view on the value of the Company following extensive due diligence of the Company.

•

Detailed Review and Negotiation. The Special Committee oversaw the conduct of a robust negotiation process between the Special Committee, the Company and their respective advisors, on the one hand, and the Purchaser and its advisors, on the other hand. The Special Committee had the authority to make recommendations to the Board as to whether or not to pursue the Arrangement, or any other transaction or maintain the status quo of the Company. The Special Committee held over 30 formal meetings and the compensation of its members was in no way contingent on their approving the Arrangement Agreement or taking the other actions described herein. The Special Committee was comprised solely of independent directors and was advised by highly experienced and qualified financial and legal advisors. The advice received by the Special Committee included detailed financial advice from a highly qualified financial advisor, including with respect to the Company remaining a publicly traded company and continuing to pursue its business plan on a stand-alone basis, as well as the Formal Valuation.

•

Rollover Shareholders’ Participation. Novacap and CDPQ have both decided to effectively sell a significant portion of their Shares (approximately 35% and 25% of their current holdings, respectively) in connection with the Arrangement to benefit from the certainty of value and liquidity event that is the Arrangement, which the Special Committee believes suggests that Novacap and CDPQ both consider the Consideration to also be attractive from a Shareholder’s perspective.

•

Approval Thresholds. The Shareholders will have an opportunity to vote on the Arrangement, which will require the Required Shareholder Approval to be obtained for the Arrangement to be completed, including not less than a simple majority of the votes cast by the disinterested holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting, voting separately as a class.

•	Court Approval. The Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to the Shareholders.

•

Superior Proposals. Pursuant to the Arrangement Agreement, the Board will have the ability, notwithstanding the non-solicitation provisions of the Arrangement Agreement, to engage in or participate in discussions or negotiations with a third-party making an unsolicited Acquisition Proposal that the Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or could reasonably be expected to constitute or lead to, a Superior Proposal, and, in certain circumstances, to consider, accept and enter into a definitive agreement with respect to such Superior Proposal, provided that the Company concurrently pays the Termination Fee in the amount of $150 million to the Purchaser and subject to a customary right for the Purchaser to match such Superior Proposal.

•

Termination Fee. The Special Committee, after consultation with its experienced, qualified and independent legal advisors, is of the view that the Termination Fee would not preclude a third party from making a potential unsolicited Superior Proposal.

•

Reverse Termination Fee. The Company is entitled to receive the Reverse Termination Fee in the amount of $250 million if the Arrangement Agreement is terminated in the event of (i) the failure by the Purchaser to consummate closing in certain circumstances, (ii) a breach of representations and warranties or covenants by the Purchaser in certain circumstances; and (iii) the occurrence of the Outside Date, if at the time of termination the Company could have terminated the Arrangement Agreement pursuant to (i) or (ii) above.

•

Dissent Rights. Registered Shareholders may, upon compliance with certain conditions and in certain circumstances, exercise their dissent rights in respect of their Shares and, if ultimately successful, receive fair value for their Shares as determined by the Court. See “Dissenting Shareholders’ Rights.”

The Special Committee also considered a number of risks and potential adverse factors relating to the Arrangement, including the following:

•	Consideration. The Consideration, while within the range, is toward the lower end of the range of the fair market value of the Shares as determined by TD Securities in the Formal Valuation.

•

Risk of Non-Completion. The risks to the Company if the Arrangement is not completed in a timely manner or at all, including the costs to the Company in pursuing the Arrangement, the diversion of management’s time and attention away from conducting the Company’s business in the ordinary course and the potential impact on the Company’s current business relationships (including with future and prospective employees, customers, suppliers and partners). In the event that the Arrangement is not completed, the trading price of the Subordinate Voting Shares could decline significantly to levels at or below those experienced before media reports on March 16, 2024 about a potential transaction involving the Company.

•

Absence of Broad Public Solicitation Process. Despite the completion of a targeted pre-signing market check, the Special Committee and the Board have not conducted a broad public solicitation process or broad market check prior to entering into the Arrangement Agreement, including in view of the fact that the Fayer Group has indicated it does not intend to sell a significant portion of its shareholdings in the Company (which currently represent, directly or indirectly, approximately 33.8% of the outstanding voting rights and approximately 20.0% of the issued and outstanding Shares of the Company), and Novacap’s and CDPQ’s shareholdings in the Company (controlling approximately 37.1% and 21.4%, respectively, of the outstanding voting rights and approximately 21.8% and 12.6%, respectively, of the outstanding Shares of the Company), thereby limiting the number of potential strategic purchasers that are likely to be interested in pursuing a transaction with the Company.

•

Rollover Shareholders’ Participation. The Fayer Group is effectively rolling over 95% of its Shares in the Arrangement, Novacap is effectively rolling over approximately 65% of its Shares in the Arrangement (after giving effect to various sales of Shares by certain Novacap Funds to certain other Novacap Funds) and CDPQ is effectively rolling over approximately 75% of its Shares in the Arrangement, which the Special Committee believes suggests that the holders of Multiple Voting Shares believe the long-term value of the Company on a risk-adjusted present-value basis exceeds the Consideration.

•

No Longer a Public Company. If the Arrangement is successfully completed, the Company will no longer exist as a public company and the consummation of the Arrangement will eliminate the opportunity for Shareholders (other than the Rollover Shareholders) to participate in potential longer term benefits of the business of the Company that might result from future growth and the potential achievement of the Company’s long-term plans to the extent that those benefits, if any, exceed the benefits reflected in the Consideration and with the understanding that there is no assurance that any such long term benefits will in fact materialize.

•

Historical Trading Prices. The historical trading prices of the Subordinate Voting Shares, including the all-time high and 52-week high trading prices of the Subordinate Voting Shares, are above the Consideration.

•

Termination Rights. There are conditions to the Purchaser’s obligation to complete the Arrangement and the Purchaser has the right to terminate the Arrangement Agreement under certain limited circumstances.

•

Prohibition on Solicitation of Additional Interest from Third Parties. The Arrangement Agreement includes a prohibition on the Company’s ability to solicit additional interest from third parties and, if the Arrangement Agreement is terminated under certain circumstances, the Company will have to pay the Termination Fee to the Purchaser.

•

Consummation of the Financing. The conditions set forth in the Debt Commitment Letter or the Equity Commitment Letter may not be satisfied on a timely basis or at all (which risk is partially mitigated by the Reverse Termination Fee), or that other events arise which would prevent the Purchaser from consummating the Arrangement.

•

Conduct of Business. The restrictions imposed pursuant to the Arrangement Agreement on the conduct of the Company’s business during the period between the execution of the Arrangement Agreement and the consummation of the Arrangement.

•	Key Regulatory Approvals. The Key Regulatory Approvals may not be obtained on a timely basis, or at all.

•

Taxable Transaction. The fact that the Arrangement will be a taxable transaction and, as a result, Shareholders will generally be required to pay taxes on any gains that result from their receipt of the Consideration pursuant to the Arrangement.

The foregoing summary of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive of the factors considered by the Special Committee and the Board in reaching their respective conclusions and making their recommendations, but includes the material information, factors and analysis considered by the Special Committee and the Board in reaching such conclusions and making such recommendations. However, the Special Committee did not base its assessment of the Consideration on the liquidation value or the net book value of the Company in its evaluation of the Arrangement because of its belief that neither liquidation value nor net book value represent a meaningful valuation of the Company and its business. Because of the Special Committee’s view that the Company’s value is derived from its ongoing operations, the Special Committee based its assessment of the Consideration on the value of the business as a going concern rather than from the value of assets that might be realized in a liquidation or from net book value which is significantly influenced by historical costs. The Special Committee, while taking into account the current and historical trading prices of the Subordinate Voting Shares, did not consider purchase prices previously paid for Subordinate Voting Shares in specific transactions in the past two years because, to the knowledge of the Special Committee, no such purchase of Subordinate Voting Shares was made by the Rollover Shareholders or their respective affiliates during such period (other than by the Company pursuant to its normal course issuer bid programs and other than acquisitions upon the exercise of outstanding options) and purchases of Subordinate Voting Shares in specific transactions by persons other than the Rollover Shareholders or their respective affiliates were not deemed relevant by the Special Committee in its analysis of the fairness of the Arrangement. In addition, the Special Committee was not aware of any firm offer by any unaffiliated person in the past two years for a merger, consolidation or purchase of a substantial part of the Company’s assets or securities other than the proposals provided by Advent, Advent/Co-Investor and Bidder B.

The members of the Special Committee and the members of the Board (with the interested directors abstaining from voting) evaluated the various factors summarized above in light of their own knowledge of the business of Nuvei and the industry in which Nuvei operates and of the Company’s financial condition and prospects and were assisted in this regard by Management and the Special Committee’s and the Board’s respective legal and financial advisors. In view of the numerous factors considered in connection with its evaluation of the Arrangement, the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its decision. In addition, individual members of the Special Committee and individual members of the Board may have given different weights to different factors. The respective conclusions and unanimous recommendation of the Special Committee and the Board (with the interested directors abstaining from voting) were made after considering all of the information and factors involved. See “Special Factors – Position of the Special Committee as to Fairness,” “Special Factors – Position of the Board as to Fairness,” “Special Factors – Formal Valuation and TD Securities Fairness Opinion,” and “Special Factors – Barclays Fairness Opinion.”

The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement

Under the SEC rules governing so-called “going private” transactions, the Purchaser, Philip Fayer (directly and indirectly through WPF), Novacap and CDPQ may be deemed to be affiliates of the Company, and, therefore, required to express their reasons for entering into the Arrangement to the “unaffiliated security holders,” as defined in Rule 13e-3 under the U.S. Exchange Act. The Purchaser Filing Parties are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the U.S. Exchange Act. None of the Purchaser Filing Parties (in the case of Philip Fayer, in his capacity as a Shareholder) believes that it has or has had any fiduciary duty to the Company or its Shareholders, including with respect to the Arrangement. The views of the Purchaser Filing Parties as to the purpose of and reasons for the Arrangement are not intended to be and should not be construed as a recommendation as to how any Shareholder should vote on the Arrangement Resolution.

For the Purchaser Filing Parties, the purpose of the Arrangement is to enable the Purchaser to acquire 100% of the Company in a transaction in which the Subordinate Voting Shares and Multiple Voting Shares will be transferred to the Purchaser in consideration for a combination of cash based on $34.00 per Share and shares in the capital of the Purchaser or an affiliate thereof, such that the Purchaser Filing Parties, as the only direct or indirect shareholders of the Purchaser, will bear the risks and rewards of sole ownership of the Company, including any increases or decreases in the value of the Company after the Arrangement as a result of acquisitions of other businesses or improvements or deterioration in the Company’s operations.

The Purchaser Filing Parties believe the Arrangement is preferable to other transaction structures because the Arrangement (i) is the most direct and effective way to enable the Purchaser to acquire ownership and control of all of the Subordinate Voting Shares and the Multiple Voting Shares at the same time, (ii) represents an opportunity for the Shareholders (other than the Rollover Shareholders) to immediately realize the value of their investment in the Company, with price certainty at a significant and attractive premium on the Subordinate

Voting Shares of approximately 56% to the closing price of the Subordinate Voting Shares on the Nasdaq on March 15, 2024, the last trading day prior to media reports regarding a potential transaction involving the Company, and a premium of approximately 48% to the 90-day volume weighted average trading price7 per Subordinate Voting Share as of such date, and (iii) also allows Philip Fayer (directly and indirectly through WPF) to maintain a significant portion, and allows Novacap and CDPQ to maintain a portion, of their respective equity investment in the Company to preserve and expand upon the long-term strategy, vision and core values of Nuvei. In the course of considering the going-private transaction, the Purchaser Filing Parties did not actively consider alternative transaction structures because the Purchaser Filing Parties believed no other alternatives would enable them to achieve the same objectives.

See “Special Factors – The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement.”

Position of the Purchaser Filing Parties as to the Fairness of the Arrangement

Under SEC rules governing “going private” transactions, the Purchaser Filing Parties are required to provide certain information regarding their position as to the substantive and procedural fairness of the Arrangement to the “unaffiliated security holders,” as defined in Rule 13e-3 under the U.S. Exchange Act. The Purchaser Filing Parties are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the U.S. Exchange Act. The views of the Purchaser Filing Parties as to the fairness of the Arrangement are not intended to be and should not be construed as a recommendation to how any Shareholder should vote on the Arrangement Resolution.

The Purchaser Filing Parties have interests in the Arrangement that are different from, and/or in addition to, those of the other holders of Shares by virtue of their interests in the Company after the completion of the Arrangement. The Purchaser attempted to negotiate the terms of a transaction that would be most favourable to it and, accordingly, did not negotiate the Arrangement Agreement with the goal of obtaining terms that were fair to the unaffiliated security holders. The Purchaser Filing Parties did not undertake a formal evaluation of the fairness of the Arrangement to the unaffiliated security holders, nor did they request that the financial advisor engaged by the Purchaser perform any valuation analysis for the purposes of assessing the fairness of the Arrangement to the unaffiliated security holders.

The Purchaser Filings Parties did not participate in the Special Committee’s deliberations regarding the fairness of the Arrangement nor did the Purchaser Filing Parties have access to financial information prepared by the Special Committee’s independent financial advisor and valuator. The directors affiliated with the Rollover Shareholders abstained from voting on any resolution of the Board relating to the Arrangement. The Purchaser Filing Parties believe, however, that the Arrangement, including the Consideration, is substantively and procedurally fair to the unaffiliated security holders. The Purchaser Filing Parties base their belief as to the reasonableness and fairness of the Arrangement on their knowledge and analysis of available information regarding the Company, discussions with the Company’s senior management regarding the Company and its business and the factors considered by, and findings of, the Special Committee discussed under “Special Factors — Position of the Special Committee as to Fairness” beginning on page 49 of this Circular, and the factors and the risks and other countervailing factors related to the Arrangement Agreement and the Arrangement discussed under “Special Factors – Position of the Purchaser Filing Parties as to the Fairness of the Arrangement” beginning on page 59 of this Circular.

The discussion of the information and factors considered and given weight by the Purchaser Filing Parties included in this Circular is not intended to be exhaustive but is believed by the Purchaser Filing Parties to include all material factors considered by them in connection with the reasonableness and fairness of the Arrangement to the Shareholders (other than the Rollover Shareholders). The Purchaser Filing Parties did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to reasonableness and fairness. The Purchaser Filing Parties believe that the

[7]	Based on Canadian composite (Toronto Stock Exchange and all Canadian marketplaces) and U.S. composite (Nasdaq and all U.S. marketplaces).

foregoing factors provide a reasonable basis for their belief that the terms of the Arrangement are fair to Shareholders (other than the Rollover Shareholders).

See “Special Factors – Position of the Purchaser Filing Parties as to the Fairness of the Arrangement.”

Required Shareholder Approval

At the Meeting, pursuant to the Interim Order, the Shareholders will be asked to vote to approve the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of: (i) at least 66 2⁄3% of the votes cast by the holders of Multiple Voting Shares and Subordinate Voting Shares virtually present or represented by proxy at the Meeting, voting together as a single class (with each Subordinate Voting Share being entitled to one vote and each Multiple Voting Share being entitled to ten votes); (ii) not less than a simple majority of the votes cast by holders of Multiple Voting Shares virtually present or represented by proxy at the Meeting; (iii) not less than a simple majority of the votes cast by holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting; (iv) not less than a simple majority of the votes cast by holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting (excluding the Subordinate Voting Shares held by the Rollover Shareholders and the persons required to be excluded pursuant to MI 61-101); and (v) not less than a simple majority of the votes cast by holders of Multiple Voting Shares virtually present or represented by proxy at the Meeting (excluding the Multiple Voting Shares held by the Rollover Shareholders and the Persons required to be excluded pursuant to MI 61-101). In the Interim Order, the Court declared that the vote set out in clause (v) of the second sentence of this paragraph is satisfied as there are no holders of Multiple Voting Shares who are eligible to cast a vote thereunder, as all holders of Multiple Voting Shares are “interested parties” within the meaning of MI 61-101 and must be excluded from such vote.

Each director and member of Senior Management of Nuvei and each Rollover Shareholder has entered into a Support and Voting Agreement pursuant to which they have agreed, subject to the terms thereof, to support and vote all of their Shares in favour of the Arrangement Resolution. Consequently, holders of approximately 0.3% of the Subordinate Voting Shares and holders of 100% of the Multiple Voting Shares, representing approximately 92% of the total voting power attached to all of the Shares (and who, as a result of their holdings of Multiple Voting Shares, would effectively be able to veto any alternative transaction), have agreed to vote their Shares in favour of the Arrangement Resolution. The 124,986 Subordinate Voting Shares held, directly or indirectly, by Philip Fayer, the founder, Chair and Chief Executive Officer of the Company, representing in the aggregate approximately 0.20% of the outstanding Subordinate Voting Shares, and all of the Multiple Voting Shares, will be excluded from the “minority approval” required under MI 61-101. As a result, the approval of the Arrangement Resolution by 66 2⁄3% of the votes cast by the holders of Multiple Voting Shares and Subordinate Voting Shares virtually present or represented by proxy at the Meeting, voting together as a single class, is assured, given the Rollover Shareholders collectively hold directly or indirectly approximately 92% of the voting rights attached to all of the issued and outstanding Shares, and that each Rollover Shareholder has also agreed to vote all of their respective Shares in favour of the Arrangement Resolution, subject to the terms of the Rollover Shareholder Support and Voting Agreements. See “The Arrangement – Support and Voting Agreements.” Nonetheless, the Arrangement Resolution must also be approved by at least a simple majority of the votes cast by the holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting, voting separately as a class (excluding in each case the Rollover Shareholders and the Persons required to be excluded pursuant to MI 61-101).

Formal Valuation and TD Securities Fairness Opinion

In determining that the Arrangement is in the best interests of the Company and fair to Shareholders (other than the Rollover Shareholders), the Special Committee and the Board considered, among other things, the Formal Valuation and the TD Securities Fairness Opinion of TD Securities Inc.

In accordance with the requirements of MI 61-101, TD Securities orally delivered (which is customary) to the Special Committee the Formal Valuation, subsequently confirmed in writing, to the effect that, as of April 1, 2024, and based upon and subject to the assumptions, qualifications and limitations communicated to the Special Committee by TD Securities and set forth in TD Securities’ written Formal Valuation, the fair market value of the Shares was in the range of $33.00 to $42.00 per Share.

TD Securities also orally delivered (which is customary) to the Special Committee the TD Securities Fairness Opinion, subsequently confirmed in writing, to the effect that, as of April 1, 2024, and subject to the assumptions, qualifications and limitations communicated to the Special Committee by TD Securities and set forth in TD Securities’ written fairness opinion, the Consideration to be received by the Shareholders (other than the Rollover Shareholders and any other Shareholders required to be excluded from the minority approval pursuant to MI 61-101) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders. See “Special Factors – Formal Valuation And TD Securities Fairness Opinion.”

Barclays Fairness Opinion

In determining that the Arrangement is in the best interests of the Company and fair to the Shareholders (other than the Rollover Shareholders), the Board considered, among other things, the Barclays Fairness Opinion.

The Barclays Fairness Opinion states that, as of April 1, 2024 and based upon and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by the Shareholders (other than the Rollover Shareholders in respect of their Rollover Shares) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders. See “Special Factors – Barclays Fairness Opinion.”

MI 61-101 Requirements

MI 61-101 requires that, in addition to any other required security holder approval, a “business combination” be subject to “minority approval” (as defined in MI 61-101) of every class of “affected securities” (as defined in MI 61-101) of the issuer, in each case voting separately as a class.

Consequently, in relation to the Arrangement, the Arrangement Resolution will need to be approved by (i) the majority (50%+1) of the votes cast by holders of Multiple Voting Shares (other than the Multiple Voting Shares held by the Rollover Shareholders and the Persons required to be excluded pursuant to MI 61-101); and (ii) the majority (50%+1) of the votes cast by the holders of Subordinate Voting Shares (other than the Subordinate Voting Shares held by the Rollover Shareholders and the Persons required to be excluded pursuant to MI 61-101).

To the knowledge of the directors and executive officers of the Company, after reasonable inquiry, the 124,986 Subordinate Voting Shares held, directly or indirectly, by Philip Fayer, the founder, Chair and Chief Executive Officer of the Company, representing in the aggregate approximately 0.20% of the outstanding Subordinate Voting Shares, and all of the issued and outstanding Multiple Voting Shares, will be excluded from the “minority approvals” required under MI 61-101. See “Information Concerning the Purchaser Filing Parties” and “Information Concerning Nuvei – Ownership of Securities.”

In the Interim Order, the Court declared that the majority of the minority vote for the Multiple Voting Shares is satisfied as there are no holders of Multiple Voting Shares who are eligible to cast a vote thereunder, as all holders of Multiple Voting Shares are “interested parties” within the meaning of MI 61-101 and must be excluded from such vote.

Implementation of the Arrangement

The Arrangement will be implemented by way of a court-approved plan of arrangement under the CBCA pursuant to the terms of the Arrangement Agreement, whereby each of the steps set forth in the Plan of Arrangement will take place in chronological order, in increments of five minutes (unless otherwise indicated). See “The Arrangement – Implementation of the Arrangement.”

The Plan of Arrangement is attached as Appendix B to this Circular, and a copy of the Arrangement Agreement is available under Nuvei’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Procedural Safeguards for Shareholders

The Arrangement was negotiated by the Special Committee comprised entirely of independent directors, and was advised by experienced, qualified and independent financial and legal advisors. The Arrangement is subject to the following Shareholder and Court approvals, which provide additional protection to Shareholders:

(a)

the Arrangement Resolution must be approved by at least two-thirds (66 2⁄3%) of the votes cast by Shareholders virtually present or represented by proxy at the Meeting, voting as a single class (each holder of Subordinate Voting Shares being entitled to one vote per Subordinate Voting Share and each holder of Multiple Voting Shares being entitled to ten votes per Multiple Voting Share);

(b)

the Arrangement Resolution must be approved by a majority of the votes (50%+1) cast by the holders of Multiple Voting Shares (other than the Rollover Shareholders and any holders of Multiple Voting Shares required to be excluded pursuant to MI 61-101), virtually present or represented by proxy at the Meeting (which vote the Court declared to be satisfied in the Interim Order as there are no holders of Multiple Voting Shares who are eligible to cast a vote thereunder, as all holders of Multiple Voting Shares are “interested parties” within the meaning of MI 61-101 and must be excluded from such vote);

(c)

the Arrangement Resolution must be approved by a majority of the votes (50%+1) cast by the holders of Subordinate Voting Shares (other than the Rollover Shareholders and any holders of Subordinate Voting Shares required to be excluded pursuant to MI 61-101), virtually present or represented by proxy at the Meeting; and

(d)	the Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement.

If the Arrangement does not proceed for any reason, including because it does not receive the Required Shareholder Approval or the Court approval, Nuvei will continue as a publicly traded company. See “Special Factors – Effects on Nuvei if the Arrangement Is Not Completed.”

Support and Voting Agreements

Each director and member of Senior Management of Nuvei and each Rollover Shareholder has entered into a Support and Voting Agreement pursuant to which they have agreed, subject to the terms thereof, to support and vote all of their Shares in favour of the Arrangement Resolution. Consequently, holders of approximately 0.3% of the Subordinate Voting Shares and holders of 100% of the Multiple Voting Shares, representing approximately 92% of the total voting power attached to all of the Shares (and who, as a result of their holdings of Multiple Voting Shares, would effectively be able to veto any alternative transaction), have agreed to vote their Shares in favour of the Arrangement Resolution. The 124,986 Subordinate Voting Shares held, directly or indirectly, by Philip Fayer, the founder, Chair and Chief Executive Officer of the Company, representing in the aggregate approximately 0.20% of the outstanding Subordinate Voting Shares, and all of the issued and outstanding Multiple Voting Shares, will be excluded from the “minority approvals” required under MI 61-101. See “The Arrangement – Support and Voting Agreements.”

Rollover Agreements

In connection with the execution of the Arrangement Agreement, each of the Rollover Shareholders has entered into a Rollover Agreement with the Purchaser, dated as of April 1, 2024, pursuant to which it has agreed, subject to the terms thereof, to sell to the Purchaser all of the Shares held by it in exchange for a combination of cash consideration based on the Consideration and shares in the capital of the Purchaser or an affiliate thereof. Following completion of the Arrangement, Philip Fayer, Novacap and CDPQ are expected to hold or exercise control or direction over, directly or indirectly, approximately 24%, 18% and 12%, respectively, of the common equity of the resulting private company. Each Rollover Agreement automatically terminates upon the termination of the Arrangement Agreement. See “The Arrangement – Rollover Agreements.”

Certain Canadian Federal Income Tax Considerations

A Shareholder (other than a Rollover Shareholder) whose Subordinate Voting Shares constitute “capital property” for the purposes of the Tax Act generally will realize a capital gain (or a capital loss) with respect to the disposition of one or more Subordinate Voting Shares to the Purchaser for cash, to the extent that such Shareholder’s proceeds of disposition, net of any reasonable cost of disposition, exceed (or are less than) the adjusted cost base to such Shareholder of his, her or its Subordinate Voting Shares.

This Circular contains a summary of certain Canadian federal income tax considerations generally applicable to a Resident Holder (including a Dissenting Resident Holder) or a Non-Resident Holder (including a Dissenting Non-Resident Holder) who realizes a capital gain (or capital loss) in such circumstances. See “Certain Canadian Federal Income Tax Considerations.”

Certain United States Federal Income Tax Considerations

Subject to the discussion in “Certain United States Federal Income Tax Considerations” and assuming the Company is not and has not been a PFIC (as defined in such section), a U.S. Shareholder who holds Shares as capital assets and who sells such Shares pursuant to the Arrangement and receives the Consideration generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount received and the U.S. Shareholder’s adjusted tax basis in the Shares.

The foregoing description of U.S. federal income tax consequences of the Arrangement is qualified in its entirety by the more detailed discussion under “Certain United States Federal Income Tax Considerations” below, and neither this description nor the more detailed discussion is intended to be legal advice to any particular Shareholder residing in the United States. Accordingly, U.S. Shareholders should consult their tax advisor with respect to their particular circumstances.

Dissent Rights

Pursuant to the Interim Order, registered Shareholders have the right to exercise Dissent Rights with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares in accordance with the provisions of section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement. A registered Shareholder wishing to exercise Dissent Rights with respect to the Arrangement must send to Nuvei a Dissent Notice, which Nuvei must receive, c/o Lindsay Matthews, General Counsel and Corporate Secretary, 1100 René-Lévesque Boulevard West, 9th Floor, Montréal, Québec H3B 4N4, with a copy to:

(i)	Stikeman Elliott LLP, 1155 René-Lévesque Boulevard West, 41st Floor, Montréal, Québec H3B 3V2, Attention: Warren Katz and Amélie Métivier, email: wkatz@stikeman.com and ametivier@stikeman.com; and

(ii)	Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Toronto, Ontario M5L 1A9, Attention: Shlomi Feiner and Catherine Youdan, email: shlomi.feiner@blakes.com and catherine.youdan@blakes.com;

by no later than 5:00 p.m. (Eastern time) on June 14, 2024 (or on the date that is two (2) Business Days prior to the commencement of the reconvened Meeting if the Meeting is adjourned or postponed), and must otherwise strictly comply with the dissent procedures described in this Circular, the Interim Order, the Plan of Arrangement and section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement. No Shareholder who has voted in favour of the Arrangement Resolution, virtually or by proxy, shall be entitled to dissent with respect to the Arrangement.

A Shareholder’s failure to follow exactly the procedures set forth in the Plan of Arrangement and the Interim Order will result in the loss of such Shareholder’s Dissent Rights. If you are a Shareholder and wish to dissent, you should obtain your own legal advice and carefully read the Plan of Arrangement, the Interim Order and the text of section 190 of the CBCA, all of which are set forth in Appendix B, Appendix E and Appendix G, respectively, of the Circular.

See “Dissenting Shareholders’ Rights.”

Depositary

TSX Trust Company will act as the Depositary for the receipt of share certificates and DRS Advices representing Shares and related Letters of Transmittal and the payments to be made to the Shareholders pursuant to the Arrangement. See “Depositary.”

Stock Exchange Delisting and Reporting Issuer Status

Pursuant to the Arrangement Agreement, subject to applicable Law, Nuvei and the Purchaser have agreed to use their commercially reasonable efforts to cause the Subordinate Voting Shares to be delisted from the TSX and the NASDAQ effective as of or as soon as practicable following the completion of the Arrangement. Following the Effective Date, it is expected that the Purchaser will cause the Company to apply to cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent), as a result of which the Company will also cease to be required to file continuous disclosure documents with the Canadian Securities Administrators upon ceasing to be a reporting issuer in Canada. The Company will deregister its Subordinate Voting Shares under the U.S. Exchange Act subsequent to its filing and deemed effectiveness of a Form 15. As of the Effective Date, Subordinate Voting Share certificates and DRS Advices will only represent a right of a registered Shareholder to receive, upon surrender thereof, the cash to which such holder is entitled under the Arrangement.

See “Certain Legal Matters – Stock Exchange Delisting and Reporting Issuer Status.”

Risks Associated With the Arrangement

There is a risk that the Arrangement may not be completed. In evaluating the Arrangement, Shareholders should consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: (i) the Required Shareholder Approval must be obtained; (ii) the Arrangement Agreement may be terminated in certain circumstances, including in the event of a change having a Material Adverse Effect; and (iii) there can be no certainty that all conditions precedent to the Arrangement will be satisfied.

Any failure to complete the Arrangement could materially and negatively impact the trading price of the Subordinate Voting Shares. You should carefully consider the risk factors described in the section “Risk Factors” in evaluating the approval of the Arrangement Resolution. Readers are cautioned that such risk factors are not exhaustive.

Notice to Shareholders in the United States

THE ARRANGEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE, NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE FAIRNESS OR MERITS OF THE

ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR OR SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Nuvei is a corporation existing under the federal laws of Canada and is a “foreign private issuer” within the meaning of the rules promulgated under the U.S. Exchange Act. Section 14(a) of the U.S. Exchange Act and related proxy rules are not applicable to the Company nor to this solicitation and, therefore, this solicitation is not being effected in accordance with such laws. The solicitation of proxies and the transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with (1) Canadian corporate and securities laws, which differ from disclosure requirements in the United States, and (2) the requirements of Rule 13e-3 under the U.S. Exchange Act.

The unaudited interim financial statements and audited historical financial statements of Nuvei and other financial information included or incorporated by reference in this Circular for Nuvei have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and thus may differ from the U.S. generally accepted auditing standards.

The enforcement by investors of civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that Nuvei is organized under the laws of a jurisdiction other than the United States, that some (or all) of its respective officers and directors are residents of countries other than the United States, that some or all of the experts named in this Circular may be residents of countries other than the United States, or that all or a substantial portion of the assets of Nuvei and such directors, officers and experts may be located outside the United States. As a result, it may be difficult or impossible for Shareholders resident in the United States to effect service of process within the United States upon Nuvei and its respective officers and directors or the experts named herein, or to realize against them on judgments of courts of the United States. In addition, Shareholders resident in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the U.S. Securities Laws or any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the U.S. Securities Laws.

Shareholders who are foreign taxpayers should be aware that the Arrangement described in this Circular may have tax consequences both in Canada and such foreign jurisdiction. Such consequences for Shareholders are not fully described in this Circular. Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated in this Circular. Shareholders who are or may be subject to United States federal income tax are urged to review the statements under “Certain United States Federal Income Tax Considerations.”

INFORMATION CONCERNING THE MEETING AND VOTING

Purpose of the Meeting

The purpose of the Meeting is for Shareholders to consider and, if deemed advisable, approve the Arrangement Resolution.

Date, Time and Place of Meeting

The Meeting will be held on June 18, 2024 at 10:00 a.m. (Eastern time) exclusively in virtual format at https://web.lumiagm.com/432819058. The Shareholders entitled to vote at the Meeting are those holders of Shares as of the close of business on May 9, 2024.

Voting at the Meeting

As the vast majority of Shareholders typically vote by proxy in advance of Nuvei’s Shareholders’ meetings, you are encouraged to vote by proxy ahead of the Meeting.

Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting and vote in real time, provided they are connected to the internet and follow the instructions below. Non-registered Shareholders who have not duly appointed themselves as proxyholders will be able to attend the Meeting as guests but will not be able to participate, vote or ask questions at the Meeting.

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or VIF (including a non-registered Shareholder who wishes to appoint themselves to attend the Meeting) must carefully follow the instructions below and on their form of proxy or VIF.

These instructions include the additional step of registering such proxyholder with the Transfer Agent, after submitting the form of proxy or VIF.

If you are a non-registered Shareholder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the Meeting, you MUST also obtain a valid legal proxy from your intermediary and submit it to the Transfer Agent.

Failure to register the proxyholder with the Transfer Agent will result in the proxyholder not receiving a control number to participate in the Meeting and only being able to attend as a guest. Guests will be able to attend the Meeting but will not be able to participate, vote or ask questions at the Meeting.

To vote by online ballot through the live webcast platform, follow the instructions below:

1.	Log in at https://web.lumiagm.com/432819058 on your browser at least 15 minutes before the Meeting starts

2.	Click on “Control # / No. de contrôle”

3.	Enter your control number

4.	Enter the password: “nvei2024” (case sensitive)

5.	When the ballots have been opened, you will see them appear on your screen

If you use your control number to log in to the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. Your previously submitted voting instructions will not be revoked if you use your control number to log in to the Meeting but do not subsequently vote through the platform at the Meeting, or if you log in as a “Guest” at the Meeting. If you do not wish to revoke a previously submitted proxy, you should not vote during the Meeting.

Proxyholders who have been duly appointed and registered with the Transfer Agent as described in the section entitled “Appointment of Proxyholders” will receive a control number by email from the Transfer Agent after June 14, 2024 at 10:00 a.m. (Eastern time).

Registered Shareholders and duly appointed proxyholders (including non-registered Shareholders who have duly appointed themselves as proxyholders) that attend the Meeting online will be able to vote by completing a ballot online during the Meeting through the live webcast platform.

We recommend that you log in by 9:45 a.m. (Eastern time) on June 18, 2024. Shareholders who are participating in the Meeting must be connected to the internet throughout the entire Meeting in order to be able to vote. Participants must ensure that they have a good connection throughout the Meeting and set aside enough time to connect to the Meeting and follow the procedure described in this section.

You will require the most recent version of the browsers Chrome, Safari, Edge or Firefox. Make sure your browser is compatible by connecting in advance. PLEASE DO NOT USE INTERNET EXPLORER. Internal networks, firewalls, as well as VPNs (virtual private networks) may block the webcast or access to the virtual platform for the Meeting. If you experience issues, make sure your VPN is deactivated or that you are not using a computer connected to an enterprise network.

If Shareholders (or their proxyholders) encounter any difficulties accessing the Meeting during the check-in, they may attend the Meeting by clicking “Guest” and completing the online form. The virtual platform is fully supported across Internet browsers and devices (desktops, laptops, tablets, and smartphones) running the most updated version of applicable software and plugins. Shareholders (or their proxyholders) should ensure that they have a strong Internet connection if they intend to attend and/or participate in the Meeting. Participants should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the Meeting. Technical support can also be accessed at: support-ca@lumiglobal.com.

Voting by Proxy

If you are a registered Shareholder but do not plan to attend the Meeting, you may vote by using a proxy to appoint someone to attend the Meeting as your proxyholder. A proxy is a document that authorizes another person to attend the Meeting and cast votes at the Meeting on behalf of a registered Shareholder. Each registered Shareholder has the right to appoint as proxyholder a person or company other than the persons designated by Management in the enclosed form of proxy to attend and act on the registered Shareholder’s behalf at the Meeting or any adjournment or postponement thereof. If you are a registered Shareholder, you can use the form of proxy accompanying this Circular. You may also use any other legal form of proxy.

The persons appointed to act under the proxy form solicited by the Management are independent directors of the Company. Every Shareholder has the right to appoint another person or company of their choice (who need not be a Shareholder) to attend and act on their behalf at the Meeting, or any adjournment or postponement thereof, and may do so by inserting such other proxyholder’s name in the blank space provided for that purpose in the proxy form. Such Shareholder should notify such nominee of the appointment, obtain such nominee’s consent to act as proxy and instruct such nominee on how the Shares held by such Shareholder are to be voted at the Meeting. See “— Appointment of Proxyholders” below.

The persons whose names are printed on the proxy form will vote all the Shares in respect of which they are appointed to act in accordance with the instructions given on the proxy form. In the absence of a specified choice in relation to the Arrangement Resolution, or if more than one choice is indicated, the persons named in the enclosed proxy form will vote any Shares represented by the proxy form IN FAVOUR of the Arrangement Resolution.

Every proxy given to any person in the proxy form that accompanies the Notice of Meeting will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Company knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgement.

A proxy will not be valid for the Meeting unless the completed form of proxy is delivered to the Transfer Agent:

by internet at www.meeting-vote.com;

by email at proxyvote@tmx.com;

by mail addressed to TSX Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1;

by fax to 1-416-595-9593; or

by touch-tone phone toll-free at 1-888-489-7352, in all cases received not later than June 14, 2024, at 10:00 a.m. (Eastern time) (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the reconvened Meeting).

Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion, and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy.

Appointment of Proxyholders

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or VIF, including non-registered (beneficial) Shareholders who wish to appoint themselves as proxyholder, must carefully follow the instructions in the Circular and on their form of proxy or VIF.

Additionally, the Shareholder or its duly appointed proxyholder MUST complete the additional step of registering the proxyholder by either calling the Transfer Agent at 1-866-751-6315 (in North America) or 416-682-3860 (outside of North America) or by completing the electronic form available at https://www.tsxtrust.com/control-number-request by no later than 10:00 a.m. (Eastern time) on June 14, 2024 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the reconvened Meeting). It is the responsibility of the Shareholder or their proxyholder to contact the Transfer Agent to request a control number. If you are a non-registered Shareholder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the Meeting, you MUST also obtain a valid legal proxy from your intermediary and submit it to the Transfer Agent. Failing to register your proxyholder online will result in the proxyholder not receiving a control number, which is required to vote at the Meeting. Without the control number, proxyholders will not be able to participate, vote or ask questions at the Meeting.

Similar to an in-person meeting, registered Shareholders and duly-appointed proxyholders will be able to attend the virtual Meeting, participate, submit questions online and vote virtually, all in real time, provided they are connected to the internet and comply with all of the requirements set out in the accompanying Circular. Registered Shareholders who are unable to attend the virtual Meeting are requested to complete, sign and date the accompanying proxy form in accordance with the instructions provided therein and in the Circular and return it in accordance with the instructions and timelines set out in the Circular. In order for non-registered (or beneficial) Shareholders to attend the virtual Meeting, participate, submit questions online and vote virtually, they must duly appoint themselves as proxyholders. Non-registered Shareholders who have not duly appointed themselves as proxyholders will not be able to vote at the Meeting but will be able to participate as a guest.

Revocation of Proxy

In addition to revocation in any other manner permitted by law, a Shareholder who has given a proxy may revoke it at any time before it is exercised, by instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing and deposited with the Transfer Agent:

by internet at www.meeting-vote.com;

by email at proxyvote@tmx.com;
by mail addressed to TSX Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1;

by fax to 1-416-595-9593; or

by touch-tone phone toll-free at 1-888-489-7352, in all cases received not later than June 14, 2024, at 10:00 a.m. (Eastern time) (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the reconvened Meeting).

A proxy may also be revoked by filing a written notice with the Corporate Secretary of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof.

If you have followed the process for participating in and voting at the Meeting online, casting your vote online during the Meeting will revoke your previous proxy.

Join the Meeting as a Guest

Guests (including non-registered Shareholders who have not duly appointed themselves as proxyholders) can log into the Meeting as set out below. Guests will be able to listen to the Meeting but will not be able to vote during the Meeting. Guests can also listen to the Meeting by following the instructions below:

1.	Log in at https://web.lumiagm.com/432819058 on your browser

2.	Click on “GUEST”

3.	Provide your name and email address (no password is required for guests)

Non-Registered Shareholders

Registered Shareholders hold Shares registered in their names and such Shares are generally evidenced by a Share certificate or DRS Advice. However, most holders of Shares (referred to in this Circular as “non-registered Shareholders”) beneficially own their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or another intermediary (an “Intermediary”). If your Shares appear on an account statement provided by your bank, broker or financial advisor, you are, in all likelihood, a non-registered Shareholder. Non-registered Shareholders should carefully follow the instructions of their Intermediaries, including those regarding when, where and by what means the VIF or proxy form must be delivered to ensure that their Shares are voted at the Meeting in accordance with such Shareholder’s instructions. If you are not sure whether you are a registered Shareholder or non-registered Shareholder, please contact the Company’s transfer agent, TSX Trust Company, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1; Attention: Proxy Department.

In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, Intermediaries are required to seek voting instructions from non-registered Shareholders in advance of the Meeting. Non-registered Shareholders will have received from their Intermediary a package of information with respect to the Meeting, including either a proxy form or a VIF.

If you are a non-registered Shareholder and you wish to vote at the Meeting (or have another person attend and vote on behalf of the non-registered Shareholder), you should print your own name (or that of such other person) on the VIF and return it to the Intermediary. In addition, if you are a non-registered Shareholder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the Meeting, you MUST also obtain a valid legal proxy from the Intermediary and submit it to the Transfer Agent. Each Intermediary has its own signature and return instructions. It is important that non-registered Shareholders comply with these instructions if they want the voting rights attached to their Shares to be exercised.

A non-registered Shareholder wishing to revoke their voting instructions should contact their Intermediary to find out whether it is possible to change their voting instructions and what procedure to follow. Intermediaries may set deadlines for the receipt of revocation notices that are further in advance of the Meeting than those set out herein and, accordingly, any such revocation should be completed well in advance of the deadline prescribed in the form of proxy or VIF to ensure it is given effect at the Meeting.

Under applicable Securities Laws, a beneficial owner of securities is a “non-objecting beneficial owner” (or “NOBO”) if such beneficial owner has or is deemed to have provided instructions to the Intermediary holding the securities on such beneficial owner’s behalf not objecting to the Intermediary disclosing ownership information about the beneficial owner in accordance with said legislation, and a beneficial owner is an “objecting beneficial owner” (or “OBO”) if such beneficial owner has or is deemed to have provided instructions objecting to same. These materials are being sent to both registered and non-registered Shareholders.

If you are a non-registered Shareholder, and Nuvei or its agent has sent these materials directly to you, your name, address and information about your holdings of Subordinate Voting Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, Nuvei (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

If you are an OBO, you received these materials from your Intermediary or its agent (such as Broadridge), and your Intermediary is required to seek your instructions as to how to vote your Subordinate Voting Shares. Nuvei has agreed to pay for Intermediaries to deliver to OBOs the proxy-related materials and the relevant VIF. The VIF that is sent to an OBO by the Intermediary or its agent should contain an explanation as to how you can exercise your voting rights, including how to attend and vote directly at the Meeting. Please provide your voting instructions to your Intermediary as specified in the enclosed VIF.

Non-registered Shareholders should follow the procedures set out below, depending on which type of form their receive:

•

Voting Instruction Form – In most cases, a non-registered Shareholder will receive, as part of the materials related to the Meeting, a VIF. If a non-registered Shareholder does not wish to attend and vote at the Meeting virtually (or have another person attend and vote virtually on the holder’s behalf), the VIF must be completed, signed and returned in accordance with the directions on the form. Depending on the form, VIFs may be able to be submitted by telephone or electronically through the internet in accordance with the directions provided. If a non-registered Shareholder wishes to attend and vote at the Meeting virtually (or have another person attend and vote on the holder’s behalf), the non-registered Shareholder must complete the VIF (including by inserting the non-registered Shareholder’s (or such other person’s) name in the blank space provided) and sign and return the VIF in accordance with the directions provided; or

•

Proxy Form – Less frequently, a non-registered Shareholder will receive, as part of the Meeting materials, a proxy form that the Intermediary has already signed, typically by a facsimile, stamped signature, which is restricted as to the number of Shares beneficially owned by the non-registered Shareholder but which is otherwise not completed. If the non-registered Shareholder does not wish to attend and vote at the Meeting virtually, or have another person attend and vote virtually on the Shareholder’s behalf, the non-registered Shareholder must complete the proxy form and deposit it with the Company’s Transfer Agent, TSX Trust Company, as described above. If a non-registered Shareholder wishes to attend and vote at the Meeting virtually or have another person attend and vote virtually on the holder’s behalf, the non-registered Shareholder must insert the non-registered Shareholder’s or such other person’s name in the blank space provided.

In either case, non-registered Shareholders should carefully follow the instructions of their intermediaries, including those regarding when and where the VIF or proxy form is to be submitted.

Solicitation of Proxies

This Circular is delivered in connection with the solicitation of proxies by Management for use at the Meeting or any adjournment(s) or postponement(s) thereof, at the place and for the purposes set out in the accompanying Notice of Meeting.

Management is soliciting your proxy. The Company has retained Kingsdale Advisors to provide a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of the Company. The Company further agreed to indemnify Kingsdale Advisors against any and all claims, costs, damages, liabilities, judgements or expenses incurred by Kingsdale Advisors, except where same results from Kingsdale Advisors’ negligence or intentional misconduct. The Company and the Purchaser have agreed in the Arrangement Agreement to share evenly the expenses of retaining Kingsdale Advisors in connection with the solicitation of proxies.

Management requests that you sign and return the proxy form or VIF so that your votes are exercised at the Meeting. The solicitation of proxies will be conducted primarily by mail but may also be made by telephone, facsimile transmission or other electronic means of communication or in-person by the directors, officers and employees of Nuvei. The Company will bear the cost of such solicitation. The Company will reimburse Intermediaries for their reasonable charges and expenses incurred in forwarding proxy materials to non-registered Shareholders.

Non-registered Shareholders who do not object to their name being made known to the Company may be contacted by our proxy solicitor to assist in conveniently voting their Shares directly by telephone. The Company may also utilize the Broadridge QuickVoteTM service to assist such Shareholders with voting their Shares.

Notice-and-Access

The Company has elected not to use the notice-and-access procedures under applicable Securities Laws to send the proxy-related materials to registered Shareholders.

Voting Shares

Each holder of Subordinate Voting Shares is entitled to one vote per Subordinate Voting Share and each holder of Multiple Voting Shares is entitled to ten votes per Multiple Voting Share. The Subordinate Voting

Shares are “restricted securities” within the meaning of such term under applicable Canadian Securities Laws in that they do not carry equal voting rights with the Multiple Voting Shares. As at May 9, 2024, 76,064,619 Multiple Voting Shares and 63,965,523 Subordinate Voting Shares were issued and outstanding. In aggregate, all of the voting rights associated with the Subordinate Voting Shares, as at May 9, 2024, represent approximately 8% of the voting rights attached to all of the issued and outstanding Shares of the Company. Only persons shown on the register of Shares at the close of business on May 9, 2024, or their proxyholders, will be entitled to attend the Meeting and vote.

Principal Shareholders

The following table shows the names of the persons who, as of the Record Date, to Nuvei’s knowledge, beneficially owned, or exercised control or direction over, directly or indirectly, 10% or more of either class of Shares:

Name of Shareholder	Number of Subordinate Voting Shares	Percentage of Subordinate Voting Shares	Number of Multiple Voting Shares		Percentage of Multiple Voting Shares	% of issued and outstanding Shares	% of Total Voting Rights(1)
Philip Fayer	124,986	0.20%	27,857,328	(2)	36.6%	20.00%	33.8%
Novacap	—	—	30,555,132	(3)	40.2%	21.83%	37.1%
CDPQ	—	—	17,652,159		23.2%	12.61%	21.4%

Notes:

(1)

Percentage of total voting power represents voting power with respect to all of the Subordinate Voting Shares and Multiple Voting Shares, as a single class. One Subordinate Voting Share entitled the holder thereof to one vote, and one Multiple Voting Share entitles the holder thereof to ten votes.

(2)

Shares held beneficially and of record by WPF, a holding company controlled by Philip Fayer. Mr. Fayer is the Chair and Chief Executive Officer of the Company. In addition, Mr. Fayer holds 2,338,936 Options, 307,958 RSUs and 671,799 PSUs, as described elsewhere in this Circular. The registered office of WPF is located at 510-345 Victoria Avenue, Westmount, Québec, H3Z 2N1, Canada.

(3)

The number of Multiple Voting Shares held by Novacap or over which Novacap exercises control or direction, directly or indirectly, includes: 788,833 Multiple Voting Shares registered in the name of Novacap International TMT IV, L.P.; 5,198,687 Multiple Voting Shares registered in the name of Novacap International TMT V, L.P.; 6,644,338 Multiple Voting Shares registered in the name of Novacap TMT IV, L.P.; 10,087,150 Multiple Voting Shares registered in the name of Novacap TMT V Co-Investment (Nuvei), L.P.; 325,865 Multiple Voting Shares registered in the name of Novacap TMT V-A, L.P.; 7,176,555 Multiple Voting Shares registered in the name of Novacap TMT V, L.P.; 102,776 Multiple Voting Shares registered in the name of NVC TMT IV, L.P.; 6,465 Multiple Voting Shares registered in the name of NVC TMT V-A, L.P.; and 224,463 Multiple Voting Shares registered in the name of NVC TMT V, L.P. The registered office of the foregoing is 3400 rue de l’Éclipse, Suite 700, Brossard, QC J4Z 0K8.

Other Business

Management does not intend to present and does not have any reason to believe that others will present any item of business other than those set out in this Circular at the Meeting. However, if any other business is properly presented at the Meeting or any adjournment(s) or postponement(s) thereof, and may be properly considered and acted upon, proxies will be voted by those named in the applicable proxy form in their sole discretion, including with respect to any amendments or variations to the matters identified in this Circular, to the extent permitted by Law.

SPECIAL FACTORS

Background to the Arrangement

The Arrangement is the result of extensive negotiations between representatives of the Company, the Special Committee, Advent, the Rollover Shareholders (solely in their capacity as Rollover Shareholders), and their respective legal and financial advisors. The following is a summary of the material events, including certain meetings, negotiations, discussions, and actions between the parties that preceded, as well as the context that led to, the execution of the Arrangement Agreement and the related ancillary transaction documents and the public announcement of the Arrangement.

The information under this heading includes certain information provided by the Purchaser Filing Parties for purposes of inclusion in this Circular with respect to the principal events leading to the Purchaser’s decision to make its proposal to the Company and the reasons for such proposal and its timing.

Founded in 2003, Nuvei is a Canadian fintech company accelerating the business of clients around the world, providing modular, flexible and scalable technology allowing leading companies to accept next-generation payments, offer an extensive number of payout options and benefit from card issuing, banking, risk and fraud management services. On September 22, 2020, the Company completed its initial public offering of Subordinate Voting Shares and listing on the TSX, and on October 8, 2021 completed its initial public offering of Subordinate Voting Shares in the United States and listing on the Nasdaq.

Following its Nasdaq listing, capital markets became challenging in late 2021 and into 2022, leading to broad declines in equity markets, most notably for North American technology companies. In that context, the Company faced significant downward pressure on its share price and trading multiple, along with the broader market. The Company, like its industry peers, also faced external challenges, including, among others, rapidly changing competitive dynamics, and faced particular downward pressure on its stock price following published reports by an institutional investor in December 2021 and April 2023 advocating for a short position in the Company’s stock that questioned the Company’s leadership, North American growth prospects, acquisitions strategies and operational oversight. Taking these factors, among others, into consideration, the Board and management of the Company regularly monitored various opportunities to strengthen the Company’s business and enhance value for all of its stakeholders.

In parallel, for a number of years, Mr. Philip Fayer, founder, the Chair and Chief Executive Officer of the Company, was periodically contacted by various parties to discuss the potential of an acquisition of the Company (and, following the initial public offering of the Company, a privatization of the Company), and Mr. Fayer had considered from time to time following the initial public offering in the United States and continued pressures of operating as a public company, whether it would be more beneficial for the Company’s medium and long-term prospects to operate as a private company, without many of the expenses, burdens and constraints imposed on companies that are subject to public reporting requirements. No such contacts resulted in a firm offer, proposal or indication of interest for an acquisition of the Company, sale of all or substantial part of the Company’s assets, or a purchase of a controlling amount of the Company’s securities, other than as described herein. During the summer of 2023, Mr. Fayer had informal discussions with representatives of Advent, a prominent private equity firm with significant experience in the fintech and payments industries. No formal proposal was made by Advent during the summer of 2023, and the discussions remained exploratory and preliminary in nature.

In the midst of the Company’s ongoing growth and continued execution on its strategic plan, on November 22, 2023, Advent, together with another established private equity investor (“Co-investor”), jointly delivered to the Board a preliminary, non-binding indication of interest to acquire all of the issued and outstanding Shares of the Company at a price of $24.00 per Share, in cash. The proposal contemplated a rollover by Mr. Fayer of 100% of his equity interest in the Company, inclusive of share-based awards, a rollover by key existing management of the Company of a majority of their equity interest in the Company, and possible arrangements with the other holders of Multiple Voting Shares, namely Novacap and CDPQ, in the form of rollover and/or re-investment of a portion of their respective equity interest in the Company as part of the proposed transaction. Advent / Co-investor’s initial proposal was based solely on publicly available information, without any access to confidential information of the Company, and was subject to completion of due diligence by Advent / Co-investor, and their respective advisors, as well as other customary conditions. In addition, in Advent / Co-investor’s initial proposal, Advent / Co-investor indicated that (i) given their familiarity with the Company and its industry, they were well positioned to complete due diligence and enter into definitive agreements expeditiously, and (ii) they had equity funding available as well as debt financing relationships that, when taken together, were expected to provide sufficient funds to consummate the proposed transaction and that the definitive agreements would not be subject to any financing condition. Advent / Co-investor requested a six-week exclusivity period as part of their indication of interest.

Following review by the Board of Advent / Co-investor’s indication of interest, including discussions between the Board and Stikeman Elliott LLP (“Stikeman”), external counsel to the Company, and among the Board and certain of the holders of Multiple Voting Shares, no further action was taken in respect of such initial proposal by Advent / Co-investor due to the fact that none of the Board, Mr. Fayer, or Novacap were supportive of a transaction at the price per Share proposed by Advent / Co-investor.

However, recognizing the ability of the holders of Multiple Voting Shares to collectively prevent certain transactions involving the Company which require shareholder approval, including a privatization transaction involving Advent / Co-investor, the Board determined that it was appropriate, as an exploratory first step before deciding whether to further engage with Advent / Co-investor or any other potential acquirors of the Company, to determine whether the holders of Multiple Voting Shares might consider supporting a transaction at a higher price than that proposed by Advent / Co-investor, which would better reflect the fair value of the Shares and, if so, whether and to what extent such Shareholders would consider participating in a rollover and/or re-investment in connection therewith.

Consequently, on November 23, 2023, the Board (with Mr. Fayer and the directors nominated by Novacap abstaining from voting) resolved to form the Special Committee, comprised solely of independent and disinterested directors, namely Timothy A. Dent (as Chair of the Special Committee), Daniela Mielke and Coretha Rushing, and mandated the Special Committee to retain independent legal counsel and to select and retain an independent valuator and oversee the preparation of a formal valuation of the fair market value of the Shares, in accordance with and as would be required under MI 61-101 in the case of certain transactions involving one or more of the holders of Multiple Voting Shares. In light of the exploratory and consultative nature of this preliminary step, the Board determined that it was premature to mandate the Special Committee to take any action beyond selecting and retaining independent legal counsel and an independent valuator and supervising the preparation of a formal valuation. On the same date, the Board also resolved to retain Barclays as the Company’s financial advisor to assist in the review of any potential transaction involving the Company. The Board selected Barclays because of its familiarity with Nuvei and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the proposed transaction.

On November 28, 2023, the Special Committee engaged Norton Rose Fulbright Canada LLP (“NRF”) as its Canadian independent legal counsel to assist it in connection with its mandate. In the following days, the Special Committee also engaged Paul, Weiss, Rifkind, Wharton & Garrison LLP (“PW”) as its U.S. independent legal counsel. On the same day, as directed by the Board (with Mr. Fayer, Pascal Tremblay and David Lewin, as interested directors, declaring their interest and abstaining from voting), representatives of Barclays communicated to Advent / Co-investor that their proposal was inadequate.

On December 4, 2023, Advent / Co-investor submitted a second preliminary, non-binding indication of interest to acquire all of the issued and outstanding Shares of the Company, at a purchase price of $28.80 per Share, in cash, but otherwise substantially the same as their initial proposal. Once again, following a review of such second proposal by the Board and counsel, including discussions among the Board and certain of the holders of Multiple Voting Shares (including Mr. Fayer), no further action was taken as the price per Share proposed by Advent / Co-investor still remained unattractive to the Board and such holders of Multiple Voting Shares.

The Special Committee held its initial meeting on December 7, 2023, at which meeting NRF and PW reviewed the mandate of the Special Committee and provided the Special Committee with presentations on the duties and responsibilities of the members of the Special Committee in connection with the Special Committee’s mandate, with a particular focus on the fiduciary duties, duty of care and legal obligations of the members of the Special Committee, including the potential application of MI 61-101 and Rule 13e-3 under the U.S. Exchange Act, and the importance of maintaining the independence of the Special Committee, avoiding conflicts of interest and other procedural considerations. The Special Committee, NRF and PW also discussed process and timelines involved in the preparation of a formal valuation.

Between December 3, 2023, and December 14, 2023, the Special Committee contacted three well-established Canadian investment banking firms, including TD Securities, to solicit proposals from them to act as independent valuator. On December 14, 2023, after reviewing and considering the proposals it had received, and comparing, among other things, the experience, credentials, independence, proposed approaches to valuation and fees, the Special Committee determined that it would retain TD Securities as its independent valuator, and concluded that TD Securities was qualified and independent of the Company, Advent / Co-investor, and each of the holders of Multiple Voting Shares. That same day, TD Securities and the Special Committee signed a formal engagement letter (the “TD Securities Engagement Letter”) providing, among other things, for the preparation and delivery by TD Securities to the Special Committee, subject to the terms and conditions contained in the TD Securities Engagement Letter, of (i) a formal valuation of the Shares prepared in accordance with the requirements set forth under MI 61-101, and (ii) if requested, an opinion regarding the fairness, from a financial point of view, of the consideration payable to the Company’s shareholders, other than any holders that would customarily be excluded from such an opinion, under any transaction. The TD Securities Engagement Letter also provided for the possibility for the Special Committee to, upon written request, expand the mandate of TD Securities to include financial advisory services in connection with any such transaction. The TD Securities Engagement Letter provided, among other things, that TD Securities would not receive any compensation that is contingent upon successful completion of any transaction.

On December 18, 2023, the Board met with Barclays and Stikeman to discuss the possibility and merits of conducting, in parallel with the ongoing preparation of a formal valuation, a targeted market check, with a view to canvassing interest of unaffiliated third parties in a transaction similar to that proposed by Advent / Co-investor which might be supported by the holders of Multiple Voting Shares and also be advisable and in the best interest of the Company. At this meeting, the Board was informed that Mr. Fayer was not inclined to consider selling a significant portion of his equity interests in the Company at that time. In light of the views expressed by Mr. Fayer, the Board determined (with Mr. Fayer, Pascal Tremblay and David Lewin, as interested directors, declaring their interests and abstaining from voting) that a broad solicitation process would not be useful in the circumstances given that it was highly unlikely that potential strategic purchasers would be interested in pursuing a transaction where Mr. Fayer would retain significant ownership and control of the Company and given the limited universe of strategic acquirers given the size, technology suite and platform of the Company. Discussions were then held with respect to the proposed approach to a targeted market check, including an outreach plan for potential purchasers that had been identified by both management of the Company and Barclays as being among the most likely strategic and financial sponsor purchasers for the Company, taking into account parties who had historically expressed an interest in a transaction with the Company (but excluding those that had declined to continue discussions following exploratory discussions), the experience of such parties in the Company’s industry, and the financial ability of such parties to effect a transaction, all in addition to Advent / Co-investor.

On December 19, 2023, with the approval of the Board, Barclays reached out to three additional financial sponsors (“Bidder B,” “Party C” and “Party D,” respectively) to gauge their interest in a potential transaction with the Company. On December 20, 2023, with the approval of the Board, Barclays also contacted one prospective strategic purchaser, however this strategic purchaser ultimately declined to pursue the opportunity prior to proceeding to diligence.

Over the next several weeks, the Company worked with Barclays and Stikeman to prepare a virtual data room to enable interested parties to perform documentary due diligence and to allow Advent / Co-investor, if further discussions were pursued, to reassess their most recent proposal on the basis of confidential information of the Company. In parallel, the Company, with the assistance of Stikeman, began negotiating non-disclosure agreements with the parties contacted by Barclays, and non-disclosure agreements were ultimately signed with Advent / Co-investor, Bidder B, Party C and Party D. Non-disclosure agreements were also signed with each of Novacap and CDPQ for purposes of allowing each of them to assess any transaction involving their rollover and/or re-investment of their respective equity interest in the Company. Following this preparatory process, initial data room access was granted to interested parties that signed non-disclosure agreements beginning on December 26, 2023.

On January 2, 2024, Barclays distributed a process letter, outlining the parameters and contents to be included in any preliminary indication of interest, and set January 10, 2024 as the deadline for submissions thereof. Concurrently, the Board authorized Stikeman to work in collaboration with NRF, PW and management of the Company to prepare an initial auction draft of the Arrangement Agreement, including the form of Rollover Shareholder Support and Voting Agreement as a schedule attached thereto, for purposes of sharing the same with parties that progressed to the next phase of the process, if any.

Between January 3, 2024 and January 5, 2024, management of the Company participated in a number of due diligence sessions with each of the prospective counterparties that had signed a non-disclosure agreement.

On January 6, 2024, the members of the Special Committee received a general update on the process during a call with TD Securities, Barclays, Stikeman, NRF and management of the Company.

Between January 8 and 9, 2024, representatives of each of Party C and of Party D contacted Barclays to inform them that they did not intend to submit a bid for the Company.

On January 10, 2024, each of Advent / Co-investor and Bidder B submitted a preliminary, non-binding indication of interest to acquire the Company. Advent / Co-investor’s third proposal was substantially similar to their prior proposals, but increased the price to $31.15 per Share, in cash, and reiterated the expectation that Mr. Fayer roll the entirety of his equity interest in the Company, that key members of management roll a majority of their equity interest in the Company, and that the other holders of Multiple Voting Shares be invited to rollover their respective equity interest in the Company and/or re-invest in a transaction. Advent / Co-investor also requested a four-week exclusivity period for purposes of completing due diligence and negotiating definitive transaction documents. Bidder B’s proposal was framed as an offer to acquire a majority of the equity interest in the Company at a price of $32.50 per Share, in cash, contemplated that Mr. Fayer would roll a substantial portion of his equity interest in the Company and expressed a willingness to discuss any desired rollovers by other holders of Multiple Voting Shares. Both proposals were also subject to customary conditions precedent and satisfactory completion of confirmatory due diligence.

On January 11, 2024, NRF and PW provided the Special Committee with an overview of (i) the proposals received the previous day from Advent / Co-investor and Bidder B, and (ii) the key terms that would be included in the initial auction draft of the Arrangement Agreement that would be shared with all bidders progressing to the next phase of the process, if any, which initial auction draft Arrangement Agreement was prepared jointly by counsel to the Company and the Special Committee. The Special Committee determined that while neither proposal was yet sufficiently attractive to warrant being granted exclusivity, both bidders should be permitted to continue advancing their respective due diligence review to allow them to potentially improve their bids.

On January 15, 2024, the Company granted access to the remaining bidders, Advent / Co-investor and Bidder B to a second round virtual data room containing expanded confidential information of the Company.

Over the following weeks, each of the bidders also participated in a number of due diligence sessions with management of the Company covering, among other things, the Company’s financial, commercial and technological aspects and strategies. In parallel, each of the bidders held a number of separate preliminary calls and discussions with Mr. Fayer and Novacap to delineate their respective positions regarding liquidity and/or rollover or reinvestment targets, and potential post-closing governance matters to the extent a transaction was pursued by the Company.

On January 16, 2024, the Board received an update from Barclays regarding the process and engagement with both bidders. In light of the first-round bids received, the substance of the discussions between management of the Company and representatives of both bidders, and preliminary feedback received from Mr. Fayer and Novacap after their initial governance discussions with the bidders, the Board determined that it was appropriate to formally expand the Special Committee’s mandate. As a result, the Special Committee was mandated to oversee a formalized strategic review process, whereby it would, among other things, examine, review and evaluate any proposals received, including the proposals received from Advent / Co-investor and Bidder B and the structure and terms and conditions of any proposed transactions contemplated thereby, as well as their implications for the Company and its stakeholders (including Minority Shareholders), supervise the conduct of negotiations of the structure, terms, conditions and details of any proposed transactions (including those proposed by Advent / Co-investor and Bidder B), consider strategic alternatives to the Company to any proposed transactions (including the status quo) which might be more favourable to the Company, make such recommendations to the Board as it considers appropriate or desirable in relation to any such transactions (including whether or not to proceed with such transactions), provide advice and guidance to the Board as to whether any potential transaction is in the best interests of the Company, all in addition to its existing mandate of supervising the preparation of a formal valuation of the fair value of the Shares. The terms of the expanded mandate of the Special Committee were approved by the Board effective January 22, 2024.

Also on January 16, 2024, the Special Committee met with its advisors. At such meeting, TD Securities provided the Special Committee with a presentation summarizing its process and an update regarding its valuation work performed to date, which included orally providing a preliminary indicative fair market value range of $32.50 to $41.50 per Share. The Special Committee and its advisors discussed the two proposals received and the strategy for increasing the proposed prices tabled by the bidders.

On January 17, 2024, following a thorough review of TD Securities’ preliminary valuation work, its strategic advice provided to date and its expertise and industry credentials, the Special Committee determined that it would expand the mandate of TD Securities to include financial advisory services in connection with the Advent / Co-investor’s privatization proposal, in accordance with and subject to the terms and conditions of the TD Securities Engagement Letter. On January 18, 2024, the Special Committee, NRF, PW and TD Securities discussed (i) TD Securities’ expanded role as financial advisor, which included assisting the Special Committee in discharging its mandate, and (ii) how to best engage with, and ascertain the intentions of, the holders of Multiple Voting Shares in respect of any potential transaction which could include a form of rollover and/or re-investment on their part. It was discussed and agreed that TD Securities would, going forward, assist and advise the Special Committee in reviewing and assessing the existing indications of interest from each of the bidders as well as any further transaction proposal received by the Company and in elaborating and carrying out the negotiation strategies along with Barclays.

While the Special Committee determined that both proposals received as of that date needed to be improved, the Special Committee remained cognizant of the outcome of the targeted market check initiated in December 2023, which had seen other potential bidders (previously considered to be the most likely acquirors of the Company) decline the opportunity to pursue a transaction. In this context, the Special Committee determined that the risk associated with expanding the process to solicit other potential bidders, which could cause a loss of engagement from the existing bidders, was greater than the potential benefits that could be obtained from soliciting other potential bidders whose strategic fit with the Company and/or payments related investment experience was unlikely to be stronger than either of the current bidders. As a result, on January 22, 2024, on instruction of the Special Committee, Barclays provided a round two process letter to each of Advent / Co-investor and Bidder B, which set February 1, 2024 as the deadline for receiving mark-ups of the auction drafts of the Arrangement Agreement and ancillary transaction documents that would be provided by Stikeman, and February 5, 2024 as the deadline for receiving revised proposals and specified the key terms and conditions sought by the Special Committee to evaluate the revised proposals.

Also, between January 22, 2024 and January 29, 2024, the Special Committee was informed that each holder of Multiple Voting Shares, acting independently, was considering supporting the pursuit of a potential transaction with either Advent / Co-investor or Bidder B, subject to, in respect of CDPQ, any such transaction being supported by the Board and the Special Committee at a valuation within the range of a formal valuation. Having discussed these matters with its independent financial and legal advisors, the Special Committee approved the release of confidential information to potential financing sources of both Advent / Co-investor and Bidder B in connection with the financing of their bids, subject to the terms of the non-disclosure agreements in place with each of Advent / Co-investor and Bidder B.

On January 26, 2024, the auction drafts of the Arrangement Agreement and ancillary transaction documents prepared by Stikeman, NRF and PW were posted to the data room for both bidders.

Throughout the process, each of the two bidders continued to advance their due diligence review of the Company, and additional diligence sessions with management of the Company were offered and held.

On February 1, 2024, the Company received mark-ups of the Arrangement Agreement and the other ancillary transaction documents from each of Advent / Co-investor and Bidder B, which Stikeman, NRF and PW reviewed and summarized for management of the Company and the Special Committee. Among the comments received in the mark-ups from Advent / Co-investor was that the Company’s ordinary course quarterly dividend be suspended prior to closing of a transaction. On February 5, 2024, Advent / Co-investor submitted a revised preliminary, non-binding indication of interest to acquire all of the Shares of the Company at a price of $33.60 per Share, in cash, and Bidder B submitted a revised preliminary, non-binding indication of interest to acquire all of the Shares of the Company at a price of $33.00 per Share, in cash. That same day, the Special Committee received from NRF and PW a summary of the key considerations and issues regarding the revised draft Arrangement Agreements received from both bidders.

During the meetings of the Special Committee held on February 6 and February 7, 2024, which representatives of NRF, PW and TD Securities attended, TD Securities had further discussions with the Special Committee regarding preliminary indicative fair market value range of the Shares and from its discussions with Barclays, TD Securities also updated the Special Committee on various other transaction matters, including: (i) progress of the bidding groups’ due diligence, and (ii) status of discussions regarding the terms of a potential rollover and/or reinvestment by holders of Multiple Voting Shares should a transaction be pursued by the Company. Based on discussions with Barclays, TD Securities also confirmed to the Special Committee that both bidding groups had access to the same due diligence materials. During these meetings, NRF and PW also updated the Special Committee on the status of the transaction documents. During these meetings, the Special Committee and its advisors agreed that efforts should continue to be made by the Company and its advisors to ensure the two bidding groups continue to have equal access to the Company’s due diligence materials throughout the remainder of the process.

The Special Committee also discussed with its advisors the terms of the latest proposals received, including the revised price reflected in each proposal. It was noted that such proposals were both near the lower end of the preliminary indicative fair market value range of the Shares communicated by TD Securities to the Special Committee on January 16, 2024. The Special Committee and its advisors also discussed the key considerations and issues regarding the revised Arrangement Agreement received from each bidding group.

On February 8, 2024, the Special Committee met again to receive an updated presentation summarizing TD Securities’ preliminary valuation of the Shares. The preliminary indicative fair market value range of the Shares presented by TD Securities remained $32.50 to $41.50 per Share. At this meeting, the Special

Committee determined, after receiving the advice of its advisors and considering the economic merits of the revised proposals, the preliminary indicative fair market value range of the Shares received from TD Securities, and the impact on the Company’s Shareholders and other stakeholders of entering into a transaction with either bidder, that both proposals were still too low for the Company to grant exclusivity to either of the bidders, and that it was appropriate for TD Securities to share the preliminary indicative fair market value range of $32.50 to $41.50 for the Shares with both bidders and the holders of Multiple Voting Shares, with the goal of prompting both bidders to increase their respective proposals. The Special Committee and its advisors also discussed how and when such information should be used in the negotiations with the bidders to improve their proposals on value. Further to such discussion, it was agreed that TD Securities and Barclays would request that bidders provide a new proposal on value by February 12, 2024 after having been informed of the preliminary indicative fair market value range of the Shares. Also on February 8, 2024, the Company signed a formal engagement letter with Barclays.

During the next week, each of the bidders continued to progress with its due diligence investigation and held further separate discussions with the holders of Multiple Voting Shares regarding post-closing governance matters.

On February 13, 2024, revised versions of the Arrangement Agreement and the ancillary transaction documents prepared by Stikeman, NRF and PW were shared with counsel for each of the bidders, reflecting the Company’s and the Special Committee’s consolidated position on the drafts submitted by each of the bidders.

The Special Committee met on February 13, 2024 and TD Securities updated the Special Committee on recent discussions with Barclays regarding the status of the governance discussions with each of Advent / Co-investor and Bidder B and the related impact that these ongoing discussions may have on the timing of the submission of revised proposals. A discussion ensued regarding the timing of a potential transaction and the timeline initially proposed by management.

On February 16, 2024, on instruction of the Special Committee, Barclays provided a third process letter to each of the bidders which specified the key terms and conditions sought by the Special Committee to evaluate their revised proposals and requested that each bidder provide its best and final proposal by February 19, 2024.

On February 18, 2024, counsel to Advent / Co-investor circulated revised drafts of the Arrangement Agreement and ancillary transaction documents to Stikeman.

On February 19, 2024, Advent / Co-investor and Bidder B each submitted revised non-binding indications of interest, with Advent / Co-investor reiterating their purchase price of $33.60 per Share in cash and Bidder B increasing its purchase price to $33.25 per Share in cash. Bidder B did not submit a markup of the Arrangement Agreement and ancillary transaction documents with its proposal, but rather included a material issues list related to the Arrangement Agreement. As with prior rounds of the process, the terms of the proposals remained substantially unchanged, other than the increase to the price per Share by Bidder B.

On February 20 and February 22, 2024, the Special Committee held meetings with representatives of TD Securities, NRF and PW, for the purposes of, among other things, discussing and reviewing the merits of the latest proposals received, as well as discussing negotiation strategies and next steps. TD Securities also updated the Special Committee on recent discussions held with Barclays in connection with the progress of governance-related discussions between each bidding group and each holder of Multiple Voting Shares, as well as the progress of the due diligence work of each bidder. Following discussion, the Special Committee determined that additional value should be sought from each of the bidders. However, in the interest of continuing to advance the process, the Special Committee authorized counsel to provide updated drafts of the Arrangement Agreement and the ancillary transaction documents that were responsive to comments received from Advent / Co-investor’s counsel, which Stikeman circulated to Advent / Co-investor’s counsel on February 23, 2024.

On February 21, 2024, separate counsel to each of Novacap and CDPQ held a call with Stikeman to discuss comments to the revised drafts of the Arrangement Agreement and the form of Rollover Shareholder Support and Voting Agreement that were provided by Advent / Co-investor on February 18, 2024, including that the Rollover Shareholder Support and Voting Agreements automatically terminate upon a termination of the Arrangement Agreement in accordance with its terms, thus not precluding a Superior Proposal.

On February 26, 2024, Mr. Fayer met with representatives of Advent in Montréal to further discuss their respective expectations regarding post-closing governance matters. On the same day, counsel to Advent / Co-investor sent revised drafts of the Arrangement Agreement and ancillary transaction documents to Stikeman.

On February 26, 2024, the Special Committee held a meeting to further discuss negotiation strategies and next steps in light of the revised proposals received from Advent / Co-investor and Bidder B. During this meeting, the Special Committee was informed that Bidder B had not progressed its due diligence to the same degree as Advent / Co-investor, which was likely to impair Bidder B’s ability to submit a final proposal to the Company within the timing requested by the Company. After discussion and receiving further advice from its advisors, it was agreed that it would be appropriate for the Special Committee to focus on Advent / Co-investor. Moreover, the Special Committee expected to receive from TD Securities an updated preliminary indicative fair market value range of the Shares on February 27, 2024, at which time the Special Committee would consider submitting a counterproposal to Advent / Co-investor that would be closer to the anticipated midpoint of such updated preliminary indicative fair market value range for the Shares.

On February 27, 2024, representatives of Stikeman engaged with counsel to Advent / Co-investor on the material issues contained in Advent / Co-investor’s mark-up of the Arrangement Agreement and other ancillary documents.

On February 27, 2024, Advent / Co-investor provided Barclays with a list of outstanding confirmatory diligence items critical to Advent’s / Co-investor’s evaluation of the Company, including items related to sales, technology and operations.

On the same day, the Special Committee convened to receive a further updated presentation regarding TD Securities’ preliminary valuation of the Shares. The revised preliminary indicative fair market value range of the Shares presented by TD Securities increased by $0.50 per Share from the preliminary indicative fair market value range last presented to the Special Committee, to be in the range of $33.00 to $42.00 per Share. Such range was established based on TD Securities’ valuation work performed to date, including, among other things, an updated year-end balance sheet and capitalization information and refined management assumptions on tax deductibility of forecasted amortization. During the meeting, the Special Committee also considered, based on their knowledge of the industry and the Company along with views from TD Securities, that even in a sale process where no rollover of Shares from holders of Multiple Voting Shares was contemplated, given the size, technology suite, platforms and customer verticals in which the Company operated, there were only a few strategic acquirers that likely had the capacity or interest to transact at this time. Having considered and discussed the information provided by TD Securities, the Special Committee, in consultation with its financial and legal advisors, determined that it would be appropriate to make a counterproposal to Advent / Co-investor at a price of $37.00 per Share, in cash, at which price the Special Committee, as of such date, anticipated they would be able to support a transaction based on the evaluation of the information and factors considered by the Special Committee to date, including, among other things, advice from TD Securities and the preliminary indicative fair market value ranges received from TD Securities. Following the meeting, TD Securities, at the request of the Special Committee, communicated to Advent / Co-investor that the preliminary indicative fair market value range of the Shares had increased to $33.00 to $42.00 per Share, and the Special Committee’s counterproposal.

Following further consideration by the Special Committee, TD Securities, NRF and PW of the process that had been conducted by the Company, the perspectives of the holders of Multiple Voting Shares provided to the Special Committee and its advisors and the likelihood of completion of the proposals that had been received, the Special Committee concluded that the principal alternative to a transaction with Advent / Co-investor, assuming an acceptable price could not be agreed, was remaining a public company and pursuing the Company’s long-term strategic plan, which the Special Committee observed remained subject to inherent risks and uncertainties.

Further to the communication of the Special Committee’s counterproposal, the Special Committee was informed by TD Securities, following discussions among TD Securities, Advent / Co-investor and Barclays, that Advent / Co-investor were not prepared to propose a price materially higher than their latest proposal and that the Special Committee’s counterproposal was not acceptable to Advent / Co-investor.

The Special Committee met on February 28 and February 29, 2024, to discuss, among other things, the feedback received from Advent / Co-investor on the Special Committee’s counterproposal. At these meetings, various suggestions to increase the value of such proposals were presented and discussed, and the Special Committee was informed that there had been no recent engagement with Bidder B. After discussion, the Special Committee determined to wait for a formal response from Advent / Co-investor before re-engaging with Advent / Co-investor on the price.

For the next two weeks, while Advent / Co-investor considered their formal response to the Special Committee’s counterproposal, representatives of Advent / Co-investor attended additional management sessions in an effort to finalize their priority confirmatory due diligence.

On March 4, 2024, counsel to Advent / Co-investor circulated initial drafts of the Rollover Agreements to counsel of the holders of Multiple Voting Shares. Over the next weeks, each holder of Multiple Voting Shares and its separate counsel negotiated with Advent / Co-investor and their counsel these Rollover Agreements and their respective requirements to support a transaction, including post-closing shareholding and governance matters.

On March 5, 2024, the Company published its financial and operational results for the financial year ended December 31, 2023.

On March 13, 2024, representatives of Advent / Co-investor attended additional management sessions covering priority areas of confirmatory due diligence, and on March 14, 2024, the Special Committee was informed that Advent / Co-investor had completed their due diligence exercise. The Special Committee was informed that Advent / Co-investor had identified certain areas of the Company’s operations that, in their view, needed substantial investment, as well as other areas of operational risk, which, in Advent / Co-investor’s view, would require additional investments, including to (a) realize the expected synergies related to prior acquisitions, (b) realize the Company’s organic growth plans, in areas that included sales, technology and operations and (c) increase its profit margins, as well as certain contingent liabilities.

On March 15, 2024, Advent / Co-investor submitted a further revised non-binding indication of interest, which increased the proposed purchase price by $0.05 per Share to $33.65 per Share, in cash, but otherwise on the same terms and conditions as their prior proposal. The revised proposal stated that the price of $33.65 per Share took into account the recent adverse due diligence findings by Advent / Co-investor and its advisors. Advent / Co-investor relayed to Barclays that Advent / Co-investor considered their revised proposal, on a like-for-like basis taking into account their recent confirmatory due diligence findings, to be a material increase relative to Advent / Co-investor’s February 19, 2024 offer.

On March 16, 2024, a business and economic news outlet published an article to its subscribers regarding rumours surrounding ongoing negotiations for a transaction involving the Company and Advent. The Special Committee met on March 17, 2024 with its legal and financial advisors to discuss the publication. During the meeting, the Special Committee reviewed a draft press release responding to such article and other media reports prepared by NRF and PW, with input from Stikeman, which had been provided to the members of the Special Committee in advance of the meeting. The Special Committee also discussed with its financial and legal advisors the merits of the latest proposal received from Advent / Co-investor and obtained further details regarding Advent / Co-investor’s due diligence findings. The Special Committee was informed that, in Advent / Co-investor’s view, such findings reduced the value of the Company, which reduction had been priced in the latest proposal. During this meeting, the Special Committee extensively discussed Advent / Co-investor’s due diligence findings and agreed to, with the assistance of its advisors, continue to assess the impact and significance of such findings.

Following such meeting, the Company issued a press release on the evening of March 17, 2024 announcing the formation of the Special Committee for the purposes of evaluating and considering, together with financial and legal advisors, the expressions of interest as well as any other strategic alternatives that may be available to the Company under the circumstances in the best interest of the Company, and confirming the existence of ongoing negotiations with certain unnamed third parties. In the weeks following this announcement by the Company, no party contacted representatives of the Company, Barclays or TD Securities to inquire as to possible participation in the ongoing process.

On March 18 and 19, 2024, the Special Committee held meetings with representatives of TD Securities, NRF and PW to discuss, among other things, the market reactions following the aforementioned media reports regarding a potential going-private transaction involving the Company, and the Company’s press release of March 17, 2024, responding to such media reports, and to further discuss Advent / Co-investor’s latest proposals and the next steps in connection therewith. On March 19, 2024, the Special Committee received an update from its advisors on their assessment of Advent / Co-investor’s due diligence findings underlying the proposed $0.05 per Share purchase price increase. The Special Committee discussed, with input from TD Securities, NRF and PW, the risks associated with the execution of the Company’s stand-alone business plan. The Special Committee, with the assistance of TD Securities, reviewed the implied impact of such potential issues on the value of the Shares. Moreover, the Special Committee considered other execution risks associated with the status quo, including (i) the possibility that the price of the Subordinate Voting Shares could be negatively impacted if the Company failed to meet investor expectations, including if the Company failed to meet its previously stated guidance on profitability and growth objectives, (ii) the current market conditions, which resulted in significantly lower share price performance for many technology companies, and (iii) the historical volatility of the price and liquidity of the Subordinate Voting Shares and the underlying financial results of the Company, including the fact that the Subordinate Voting Shares have historically traded at a discount to those of the Company’s peers and currently trade at a large discount to their previous trading levels.

Also on March 19, 2024, the Special Committee determined to provide guidance to Advent / Co-investor that the proposed price per Share must be at least $34.00, in cash, and that the Company must be permitted to continue declaring and paying its ordinary course quarterly dividend until closing of the transaction, for the Special Committee to consider supporting a transaction based on the evaluation of the information and factors considered by the Special Committee to date, including, among other things, advice from TD Securities, the preliminary indicative fair market value range of the Shares received from TD Securities and the Special Committee’s assessment of the impact of Advent / Co-investor’s due diligence findings on the proposed price and the Special Committee’s evaluation of other risks associated with the Company continuing to operate in the status quo as a public company, subject to the negotiation and finalization of transaction documents.

Later on March 19, 2024, TD Securities, on instruction of the Special Committee, communicated to Advent / Co-investor that their price had to be at least $34.00 per Share, in cash, plus permitting the Company, during the interim period, to continue declaring and paying its ordinary course quarterly dividend, consistent with past practice. In response, Advent / Co-investor submitted a revised, best and final, non-binding indication of interest on March 20, 2024, proposing a price of $34.00 per Share and agreeing that the Company’s ordinary course quarterly dividend would not be required to be suspended in connection with the transaction.

The Special Committee concluded, after extensive negotiations with Advent / Co-investor, that the Consideration, which represented a significant increase of approximately 42% from the consideration initially proposed by Advent / Co-investor, was the highest price that could be obtained from Advent / Co-investor and that further negotiation could have caused Advent / Co-investor to withdraw their proposal, having regard, notably, to the fact that Advent / Co-investor indicated that the Consideration was their sixth and “best and final” proposal.

On March 21, 2024, following discussions among Stikeman, NRF and PW, Stikeman circulated to counsel of Advent / Co-investor a material issues list of outstanding open items in the Arrangement Agreement and ancillary transaction documents, and later that day representatives of Stikeman, NRF, PW and counsel to Advent / Co-investor held a call to discuss such material issues and possible mutually agreeable compromises.

Between March 24, 2024 and March 27, 2024, Stikeman, NRF, PW and counsel to Advent / Co-investor exchanged further revised drafts of the Arrangement Agreement and ancillary transaction documents, and held discussions pertaining to, among other things, key regulatory approvals and related covenants contained in the Arrangement Agreement. Stikeman, NRF and PW highlighted for counsel to Advent / Co-investor the importance of closing certainty to the Special Committee, and that the Special Committee would require the Arrangement Agreement to include robust covenants by the Purchaser to provide all information and take all action needed to obtain key regulatory approvals to consummate a transaction with Advent / Co-investor.

On March 27, 2024, the Special Committee was informed that Mr. Fayer, Novacap and CDPQ were prepared to support a transaction with Advent / Co-investor (subject to, in respect of CDPQ, any such transaction being supported by the Board and the Special Committee at a valuation within the range of a formal valuation).

On each of March 29, 2024 and March 30, 2024, Stikeman, NRF and PW held calls with counsel to each of Mr. Fayer, Novacap and CDPQ for purposes of discussing certain issues contained in the draft Rollover Agreements, and their related impact on transaction certainty for the Company. In particular, the Special Committee conveyed that it was not prepared to recommend a transaction unless in such transaction the Rollover Agreements could be terminated only if the Arrangement Agreement had been terminated in accordance with its terms, thus ensuring a rollover by the Rollover Shareholders if the conditions to closing of the transaction were satisfied. Each of the Rollover Shareholders ultimately agreed to such limited termination rights in their respective Rollover Agreement.

On March 30, 2024, representatives of Advent communicated to representatives of the Company that, due to Co-investor’s institutional restrictions on providing certain information that may be requested in connection with key regulatory approvals, and the Special Committee’s insistence on strict Purchaser covenants to provide such information in the Arrangement Agreement to provide greater closing certainty, Co-investor would no longer be acting as a material equity financing source to the Purchaser and Advent-controlled equity would be the sole third-party equity capital.

During the twenty-four hour period that followed, following these events and Advent reconsidering its position regarding the efforts required to obtain key regulatory approvals, counsel to the Company and Advent exchanged a number of subsequent drafts of the Arrangement Agreement and ancillary transaction documents and, on March 31, 2024, Stikeman provided the Board with detailed materials, including a comprehensive update with respect to the status and timing of the proposed transaction and definitive transaction documents in anticipation of a meeting of the Board that was scheduled for later that day. The Board meeting was postponed, as it was determined that certain issues in the Arrangement Agreement related to closing certainty had not been fully resolved to allow for definitive consideration by the Board of the Arrangement Agreement and ancillary transaction documents.

On the evening of March 31, 2024, the Special Committee convened to receive legal advice from NRF and PW regarding the terms of the near-final draft Arrangement Agreement, to receive an update on material developments since their previous meeting with respect to outstanding key matters related to the Arrangement Agreement and other definitive ancillary agreements and to receive an update from TD Securities on its valuation of the Shares. The meeting was then adjourned pending the resolution of the remaining outstanding material issues.

From the evening of March 31, 2024 into the early morning of April 1, 2024, counsel to the parties exchanged further drafts of the Arrangement Agreement and ancillary transaction documents. Following resolution of the material outstanding issues, later that morning the Special Committee meeting that was adjourned the previous evening was reconvened. The Special Committee met with TD Securities, NRF and PW to receive the Formal Valuation and TD Securities Fairness Opinion, the full text of which is attached as Appendix C to this Circular. TD Securities orally presented to the Special Committee its valuation and delivered its fairness opinion, subsequently confirmed in writing, that, as at April 1, 2024 and based upon and subject to the assumptions, limitations and qualifications set forth therein (i) the fair market value of the Shares was in the range of $33.00 to $42.00 per Share, and (ii) the Consideration to be received by the Shareholders (other than the Rollover Shareholders and any other Shareholders required to be excluded from the minority approval pursuant to MI 61-101) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders. Following the TD Securities’ presentation, counsel to the Special Committee presented the material terms of the Arrangement Agreement and ancillary transaction documents and discussed the directors’ fiduciary duties in their evaluation of the Arrangement Agreement and recommendation to be made to the Board. Subsequently, after reviewing the terms of the proposed Arrangement and the related transaction documentation, discussing the presentations by all advisors and having taken into consideration the Formal Valuation and the TD Securities Fairness Opinion, the Special Committee discussed and analyzed the benefits and risks associated with the Arrangement, including the factors set out below under the heading “Special Factors – Position of the Special Committee as to Fairness.” After careful consideration, the Special Committee unanimously determined that the Arrangement is fair to the Shareholders (other than the Rollover Shareholders in respect of the Rollover Shares) and in the best interests of the Company. Accordingly, the Special Committee unanimously resolved to recommend that the Board approve the Arrangement and recommend that Shareholders vote for the Arrangement Resolution.

Immediately following the meeting of the Special Committee, the Board met with Barclays and Stikeman to receive the Barclays Fairness Opinion, the full text of which is attached as Appendix D to this Circular. Barclays orally presented to the Board its opinion, subsequently confirmed in writing on the same day, that, as at April 1, 2024 and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders (other than the Rollover Shareholders in respect of their Rollover Shares) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders. Following the Barclays presentation, the Special Committee then reported to the Board on the process it had undertaken, provided an overview of the Formal Valuation and the TD Securities Fairness Opinion received earlier, formally delivered its report to the Board, which outlined its unanimous recommendation that the Board approve the Arrangement and recommend that Shareholders vote for the Arrangement Resolution, and the reasons therefor, including the factors set out below under the heading “Special Factors – Position of the Special Committee as to Fairness.” Stikeman then provided the Board with a comprehensive update with respect to the status of the definitive transaction documents with an emphasis on the changes that had occurred relative to the drafts provided on March 31, 2024. Following these presentations, the directors were provided with an opportunity to comment and ask questions. The Board, having received the recommendation of the Special Committee, the Formal Valuation and the Fairness Opinions, and following a discussion of the benefits and risks associated with the Arrangement, and other factors that the Board deemed relevant, including the factors set out below under the heading “Special Factors – Position of the Board as to Fairness,” unanimously determined (with Mr. Fayer, Pascal Tremblay and David Lewin, as interested directors, declaring their interests and abstaining from voting) that the Arrangement is fair to the Shareholders (other than the Rollover Shareholders in respect of their Rollover Shares) and in the best interests of the Company, and unanimously approved (with Mr. Fayer, Pascal Tremblay and David Lewin, as interested directors, declaring their interests and abstaining from voting) the terms of the Arrangement and resolved to recommend that Shareholders vote in favour of the Arrangement Resolution.

Later that morning, following resolution of a number of final ancillary points contained in the Arrangement Agreement, the Company and the Purchaser formally entered into the Arrangement Agreement and other related definitive transaction documents. Shortly thereafter, following confirmation that the Rollover Shareholders had earlier on that day entered into the Rollover Agreements in escrow with the Purchaser and that the directors of the Company, the members of Senior Management and the Rollover Shareholders had entered into their respective Support and Voting Agreements, the Company issued a news release announcing the Arrangement, and the material documents relating thereto were subsequently filed on the Company’s SEDAR+ and EDGAR profiles.

During the course of the process between November 24, 2023 and April 1, 2024 that led to the entering into of the Arrangement Agreement, the Special Committee held over thirty (30) formal meetings at which its independent legal counsel, NRF and PW, was also in attendance. Representatives of the Special Committee’s independent financial advisor, TD Securities, attended each formal meeting of the Special Committee held following TD Securities’ engagement on December 14, 2023. In addition, the Special Committee conducted informal consultations, as needed, on numerous other occasions with representatives of NRF, PW and TD Securities, as well as with representatives of the Company’s management team. At each meeting at which any of the Company’s management team were invited to attend, the Special Committee also held in camera sessions without such persons present. The Special Committee did not retain an unaffiliated representative to act solely on behalf of the Minority Shareholders for purposes of negotiating the terms of the Arrangement. In determining that the Arrangement is in the best interests of the Company and fair to Shareholders (other than the Rollover Shareholders), the Special Committee, with the assistance of the Company’s Management and the Special Committee’s independent legal and financial advisors, carefully reviewed the Arrangement and the terms and conditions of the Arrangement Agreement, the Rollover Agreements and the Voting and Support Agreements and the other related agreements and documents and considered and relied upon a number of substantive factors, including those set out under “Special Factors—Position of the Special Committee as to Fairness.” The Special Committee adopted TD Securities’ analyses and conclusion as its own and the Board adopted the Special Committee’s analyses and conclusion as its own.

Position of the Special Committee as to Fairness

In reaching its conclusion that the Arrangement is substantively fair to the Shareholders (other than the Rollover Shareholders), including the “unaffiliated security holders,” as defined in Rule 13e-3 under the U.S. Exchange Act, and that the Arrangement is in the best interests of the Company, the Special Committee, comprised solely of independent directors of the Company, with the assistance of its financial and legal advisors, carefully reviewed, considered and relied upon a number of substantive factors, including the following:

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Attractive Premium to Shareholders. The Consideration represents a significant and attractive premium of approximately 56% to the closing price of the Subordinate Voting Shares on the Nasdaq on March 15, 2024, the last trading day prior to media reports regarding a potential transaction involving the Company, and a premium of approximately 48% to the 90-day volume weighted average trading price[8] per Subordinate Voting Share as of such date.

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Maximum Consideration. The Special Committee concluded, after extensive negotiations with the Purchaser, that the Consideration, which represents an increase of approximately 42% from the consideration initially proposed by it, was the highest price that could be obtained from the Purchaser and that further negotiation could have caused the Purchaser to withdraw its proposal,

[8]	Based on Canadian composite (Toronto Stock Exchange and all Canadian marketplaces) and U.S. composite (Nasdaq and all U.S. marketplaces).

having regard, notably, to the fact that the Purchaser indicated that the Consideration was its “best and final” offer, which would have deprived the Shareholders of the opportunity to evaluate and vote in respect of the Arrangement.

•	Consideration within the Valuation Range. The Consideration is within the range of the fair market value of the Shares as determined by TD Securities in the Formal Valuation.

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TD Securities Fairness Opinion. TD Securities, independent valuator and financial advisor to the Special Committee, orally delivered (which is customary) to the Special Committee the TD Securities Fairness Opinion, subsequently confirmed in writing, to the effect that, as of April 1, 2024, and subject to the assumptions, qualifications and limitations communicated to the Special Committee by TD Securities and set forth in TD Securities’ written fairness opinion, the Consideration to be received by the Shareholders (other than the Rollover Shareholders and any other Shareholders required to be excluded from the minority approval pursuant to MI 61-101) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders. See “— Formal Valuation and TD Securities Fairness Opinion.”

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Barclays Fairness Opinion. The Special Committee was advised that Barclays would provide the Board with the Barclays Fairness Opinion to the effect that, based upon and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by the Shareholders (other than the Rollover Shareholders in respect of their Rollover Shares) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders, which opinion was delivered to the Board on April 1, 2024. See “—Barclays Fairness Opinion.”

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Form of Consideration. The Consideration will be paid to the Shareholders entirely in cash, which provides Shareholders (other than the Rollover Shareholders) with certainty of value and immediate liquidity (and without incurring brokerage and other costs typically associated with market sales).

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Economic and Market Conditions. Consideration of current industry, economic and market conditions and trends, which have resulted in significantly lower share price performance for many technology companies. For instance, the payments sector is sensitive to changes in consumer activity and the broader macroeconomic environment. Nuvei as a private company will no longer be exposed to share price volatility and the associated constraints, allowing Management to focus on the business.

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Historical Market Price and Volatility. Consideration of the historical volatility of the price and liquidity of the Subordinate Voting Shares and the underlying financial results of the Company, including the fact that the Subordinate Voting Shares have historically traded at a discount to those of the Company’s peers and at the time of entering into the Arrangement Agreement traded at a large discount to their previous trading levels, as well as the Special Committee’s assessment that there is no immediately foreseeable catalyst for reversing these trends apart from the execution of management’s strategic plan with its inherent risks, rendering the all-cash consideration offered by the Purchaser attractive for the Shareholders (other than the Rollover Shareholders), which includes the unaffiliated security holders.

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Purchaser. The anticipated benefits to the Company from the Purchaser’s and its affiliates’ significant resources, operational, and payments sector expertise, as well as the capacity for investment provided by the Purchaser to support the Company’s development.

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Unlikelihood of a Successful Competing Offer. The Special Committee considered, in consultation with its qualified, experienced and independent financial advisors, the identity and potential strategic interest of other industry and financial counterparties for a potential transaction with the Company. The Special Committee concluded that it would be unlikely that any person or group would be willing and able to propose a transaction that is on terms (including price) more favourable to the Company, the Shareholders and other relevant stakeholders than the

Arrangement, including, among other factors, because the Special Committee had been informed that the Fayer Group did not intend to sell a significant portion of its Shares (which currently represent approximately 33.8% of the outstanding voting rights and approximately 20.0% of the outstanding Shares), resulting in there being limited strategic alternatives available to, or strategic acquirors of, the Company. Consequently, the Special Committee concluded that the principal alternative to the Arrangement would be maintaining the status quo and executing the Company’s current long-term strategic plan, which the Special Committee observed was subject to inherent risks and uncertainties. In light of the available alternatives, the Special Committee determined the Arrangement is more favourable to the Shareholders (other than the Rollover Shareholders), which includes the unaffiliated security holders, than the alternative of remaining a public company and pursuing the long-term strategic plan (taking into account the risks, rewards and uncertainties of executing such plan).

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Status Quo. In considering the status quo as an alternative to pursuing the Arrangement, the Special Committee considered Management’s financial projections and historical achievements of targets, and assessed the current and anticipated future opportunities and risks associated with the business, execution, operations, assets, financial performance and condition of the Company should it continue as a publicly-traded company, including, without limitation, as it pertains to the Company’s ability to (i) realize the expected synergies related to prior acquisitions, (ii) drive organic growth, and (iii) increase its profit margins, considering, notably, the additional capital expenditures that would be required in the sales and product and technology operations to increase the organic growth of the Company, as well as the Company’s compliance and regulatory systems’ technology and team, contingent liabilities and other matters. The Special Committee also took into account the likelihood that the price of the Subordinate Voting Shares could be negatively impacted if the Company failed to meet investor expectations, including if the Company failed to meet its previously stated guidance on profitability and growth objectives.

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Absence of Competing Offers. Since the announcement by the Company on March 17, 2024 confirming, in response to media reports to that effect, that the Special Committee had been formed to review and evaluate expressions of interest received and other strategic alternatives available to the Company and that the Company was engaged in discussions with certain third parties in connection with a potential transaction, no inbound expressions of interest were received by the Company or any of its representatives from any third parties.

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Payment and Declaration of Dividends. Until the Effective Date, the Company will be permitted to, and expects to, continue declaring and paying its regular quarterly cash dividends on the Shares in a manner consistent with past practice.

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D&O Support and Voting Agreements. Each director and member of Senior Management of the Company has entered into a Support and Voting Agreement with the Purchaser under which such individual has agreed, among other things, to vote his or her Shares in favour of the Arrangement Resolution.

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Limited Conditionality. The Special Committee’s determination, after consultation with its experienced, qualified and independent legal advisors, that the terms and conditions of the Arrangement Agreement, including the Company’s and the Purchaser’s representations, warranties and covenants and the conditions to completion of the Arrangement are reasonable in light of all applicable circumstances, and belief that the limited nature of the conditions to completion of the Arrangement as provided by the Arrangement Agreement, including the absence of a financing condition, mean that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time.

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Key Regulatory Approvals. The likelihood that the transaction will receive the Key Regulatory Approvals (as such term is defined in the Arrangement Agreement) under applicable laws and on terms and conditions satisfactory to the Company and the Purchaser, including based on the advice of its legal and other advisors in connection with such Key Regulatory Approvals, and the reasonable assurance that such Key Regulatory Approvals will be achieved within the timeframe set out in the Arrangement Agreement, including the Outside Date.

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Committed Financing. The Arrangement is not subject to due diligence or financing conditions and the Purchaser has provided the Company with evidence, including the Debt Commitment Letter and the Equity Commitment Letters, that the Purchaser has arranged for fully committed financing that is not subject to unusual conditions. In addition, the Equity Commitment Letter provides that the Company is an express third-party beneficiary thereof and is entitled to seek specific performance directly against the Equity Financing Sources to enforce the funding of the aggregate committed Equity Financing.

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Limited Guarantee. The Company has obtained a limited guarantee from the Equity Financing Sources in respect of the Purchaser’s obligation to pay the Reverse Termination Fee payable by the Purchaser to the Company in the event the Arrangement Agreement is terminated in certain circumstances, as well as the Purchaser’s obligations to pay certain fees and expenses, costs and/or indemnities under the Arrangement Agreement.

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Treatment of Incentive Securities. The Special Committee’s consideration of the treatment of, and the consideration to be received by, the holders of Incentive Securities issued pursuant to the various Incentive Plans of the Company.

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Anticipated Benefits of the Arrangement. The Arrangement is expected to benefit the Company, its employees and other stakeholders based upon the Purchaser’s commitments regarding: (i) the treatment of employees for at least 12 months following the effective time of the Arrangement; (ii) maintaining the head office of the Company in Montréal; (iii) the participation of certain key employees in the go-forward management incentive plan to be established by the Purchaser as of closing; and (iv) the ongoing involvement of Novacap and CDPQ, both strong Québec institutions, as significant shareholders of the Company going forward.

Furthermore, the Special Committee believes that the Arrangement is procedurally fair to the Shareholders (other than the Rollover Shareholders), including the unaffiliated security holders, for the following reasons:

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Targeted Pre-Signing Market Check. A targeted pre-signing market check with six (6) of the most likely strategic and financial purchasers for the Company was conducted, and the Special Committee determined that a broader solicitation process or market check was unlikely to yield a higher price for the Shares, considering, notably, that there is a limited number of potential strategic purchasers that are likely to be interested in pursuing a transaction with the Company, having regard to the Fayer Group’s intention to not sell a significant portion of its shareholdings in the Company (which currently represent approximately 33.8% of the outstanding voting rights and approximately 20.0% of the issued and outstanding Shares of the Company), as well as the size, technology suite and platforms of the Company, and Novacap’s and CDPQ’s shareholdings in the Company (controlling approximately 37.1% and 21.4%, respectively, of the outstanding voting rights and approximately 21.8% and 12.6%, respectively, of the outstanding Shares of the Company).

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Competitive Process. The Purchaser and Bidder B were engaged for several weeks in a competitive process that generated numerous rounds of bidding, following which the final proposal from the Purchaser emerged as the highest proposal. The proposals submitted by two third parties (the Purchaser, on the one hand, and Bidder B, on the other hand) were comparable, suggesting that both parties had a similar view on the value of the Company following extensive due diligence of the Company.

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Detailed Review and Negotiation. The Special Committee oversaw the conduct of a robust negotiation process that was undertaken between the Special Committee, the Company and their respective advisors, on the one hand, and the Purchaser and its advisors, on the other hand. The Special Committee had the authority to make recommendations to the Board as to whether or not to pursue the Arrangement, or any other transaction or maintaining the status quo of the Company. The Special Committee held over 30 formal meetings and the compensation of its members was in no way contingent on their approving the Arrangement Agreement or taking the other actions described herein. The Special Committee was comprised solely of independent directors and was advised by highly experienced and qualified financial and legal advisors. The advice received by the Special Committee included detailed financial advice from a highly qualified financial advisor, including with respect to the Company remaining a publicly traded company and continuing to pursue its business plan on a stand-alone basis, as well as the Formal Valuation.

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Rollover Shareholders’ Participation. Novacap and CDPQ have both decided to effectively sell a significant portion of their Shares (approximately 35% and 25% of their current holdings, respectively) in connection with the Arrangement to benefit from the certainty of value and liquidity event that is the Arrangement, which the Special Committee believes suggests that Novacap and CDPQ both consider the Consideration to also be attractive from a Shareholder’s perspective.

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Approval Thresholds. The Shareholders will have an opportunity to vote on the Arrangement, which will require the Required Shareholder Approval to be obtained for the Arrangement to be completed, including not less than a simple majority of the votes cast by the disinterested holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting, voting separately as a class.

•	Court Approval. The Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to the Shareholders.

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Superior Proposals. Pursuant to the Arrangement Agreement, the Board will have the ability, notwithstanding the non-solicitation provisions of the Arrangement Agreement, to engage in or participate in discussions or negotiations with a third-party making an unsolicited Acquisition Proposal that the Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or could reasonably be expected to constitute or lead to a Superior Proposal, and, in certain circumstances, to consider, accept and enter into a definitive agreement with respect to such Superior Proposal, provided that the Company concurrently pays the Termination Fee in the amount of $150 million to the Purchaser and subject to a customary right for the Purchaser to match such Superior Proposal.

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Termination Fee. The Special Committee, after consultation with its experienced, qualified and independent legal advisors, is of the view that the Termination Fee would not preclude a third party from making a potential unsolicited Superior Proposal.

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Reverse Termination Fee. The Company is entitled to receive the Reverse Termination Fee in the amount of $250 million if the Arrangement Agreement is terminated in the event of (i) the failure by the Purchaser to consummate closing in certain circumstances, (ii) a breach of representations and warranties or covenants by the Purchaser in certain circumstances; and (iii) the occurrence of the Outside Date, if at the time of termination the Company could have terminated the Arrangement Agreement pursuant to (i) or (ii) above.

•	Dissent Rights. Registered Shareholders may, upon compliance with certain conditions and in certain circumstances, exercise their dissent rights in respect of their Shares and, if ultimately successful, receive fair value for their Shares as determined by the Court. See “Dissenting Shareholders’ Rights.”

The Special Committee also considered a number of risks and potential adverse factors relating to the Arrangement, including the following:

•	Consideration. The Consideration, while within the range, is toward the lower end of the range of the fair market value of the Shares as determined by TD Securities in the Formal Valuation.

•

Risk of Non-Completion. The risks to the Company if the Arrangement is not completed in a timely manner or at all, including the costs to the Company in pursuing the Arrangement, the diversion of management’s time and attention away from conducting the Company’s business in the ordinary course and the potential impact on the Company’s current business relationships (including with future and prospective employees, customers, suppliers and partners). In the event that the Arrangement is not completed, the trading price of the Subordinate Voting Shares could decline significantly to levels at or below those experienced before media reports on March 16, 2024 about a potential transaction involving the Company.

•

Absence of Broad Public Solicitation Process. Despite the completion of a targeted pre-signing market check, the Special Committee and the Board have not conducted a broad public solicitation process or broad market check prior to entering into the Arrangement Agreement, including in view of the fact that the Fayer Group has indicated it does not intend to sell a significant portion of its shareholdings in the Company (which currently represent, directly or indirectly, approximately 33.8% of the outstanding voting rights and approximately 20.0% of the issued and outstanding Shares of the Company), and Novacap’s and CDPQ’s shareholdings in the Company (controlling approximately 37.1% and 21.4%, respectively, of the outstanding voting rights and approximately 21.8% and 12.6%, respectively, of the outstanding Shares of the Company), thereby limiting the number of potential strategic purchasers that are likely to be interested in pursuing a transaction with the Company.

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Rollover Shareholders’ Participation. The Fayer Group is effectively rolling over 95% of its Shares in the Arrangement, Novacap is effectively rolling over approximately 65% of its Shares in the Arrangement (after giving effect to various sales of Shares by certain Novacap Funds to certain other Novacap Funds) and CDPQ is effectively rolling over approximately 75% of its Shares in the Arrangement, which the Special Committee believes suggests that the holders of Multiple Voting Shares believe the long-term value of the Company on a risk-adjusted present-value basis exceeds the Consideration.

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No Longer a Public Company. If the Arrangement is successfully completed, the Company will no longer exist as a public company and the consummation of the Arrangement will eliminate the opportunity for Shareholders (other than the Rollover Shareholders) to participate in potential longer term benefits of the business of the Company that might result from future growth and the potential achievement of the Company’s long-term plans to the extent that those benefits, if any, exceed the benefits reflected in the Consideration and with the understanding that there is no assurance that any such long term benefits will in fact materialize.

•

Historical Trading Prices. The historical trading prices of the Subordinate Voting Shares, including the all-time high and 52-week high trading prices of the Subordinate Voting Shares, are above the Consideration.

•

Termination Rights. There are conditions to the Purchaser’s obligation to complete the Arrangement and the Purchaser has the right to terminate the Arrangement Agreement under certain limited circumstances.

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Prohibition on Solicitation of Additional Interest from Third Parties. The Arrangement Agreement includes a prohibition on the Company’s ability to solicit additional interest from third parties and, if the Arrangement Agreement is terminated under certain circumstances, the Company will have to pay the Termination Fee to the Purchaser.

•

Consummation of the Financing. The conditions set forth in the Debt Commitment Letter or the Equity Commitment Letter may not be satisfied on a timely basis or at all (which risk is partially mitigated by the Reverse Termination Fee), or that other events arise which would prevent the Purchaser from consummating the Arrangement.

•

Conduct of Business. The restrictions imposed pursuant to the Arrangement Agreement on the conduct of the Company’s business during the period between the execution of the Arrangement Agreement and the consummation of the Arrangement.

•	Key Regulatory Approvals. The Key Regulatory Approvals may not be obtained on a timely basis, or at all.

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Taxable Transaction. The fact that the Arrangement will be a taxable transaction and, as a result, Shareholders will generally be required to pay taxes on any gains that result from their receipt of the Consideration pursuant to the Arrangement.

The foregoing summary of the information and factors considered by the Special Committee is not intended to be exhaustive of the factors considered by the Special Committee in reaching its conclusions and making its recommendations, but includes the material information, factors and analysis considered by the Special Committee in reaching such conclusions and making such recommendations. However, the Special Committee did not base its assessment of the Consideration on the liquidation value or the net book value of the Company in its evaluation of the Arrangement because of its belief that neither liquidation value nor net book value represent a meaningful valuation of the Company and its business. Because of the Special Committee’s view that the Company’s value is derived from its ongoing operations, the Special Committee based its assessment of the Consideration on the value of the business as a going concern rather than from the value of assets that might be realized in a liquidation or from net book value which is significantly influenced by historical costs. The Special Committee, while taking into account the current and historical trading prices of the Subordinate Voting Shares, did not consider purchase prices previously paid for Subordinate Voting Shares in specific transactions in the past two years because, to the knowledge of the Special Committee, no such purchase of Subordinate Voting Shares was made by the Rollover Shareholders or their respective affiliates during such period (other than by the Company pursuant to its normal course issuer bid programs and other than acquisitions upon the exercise of outstanding options) and purchases of Subordinate Voting Shares in specific transactions by persons other than the Rollover Shareholders or their respective affiliates were not deemed relevant by the Special Committee in its analysis of the fairness of the Arrangement. In addition, the Special Committee was not aware of any firm offer by any unaffiliated person in the past two years for a merger, consolidation or purchase of a substantial part of the Company’s assets or securities other than the proposals provided by Advent, Advent/Co-Investor and Bidder B.

The members of the Special Committee evaluated the various factors summarized above in light of their own knowledge of the business of Nuvei and the industry in which Nuvei operates and of the Company’s financial condition and prospects and were assisted in this regard by management and the Special Committee’s legal and financial advisors. In view of the numerous factors considered in connection with its evaluation of the Arrangement, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its decision. In addition, individual members of the Special Committee may have given different weights to different factors. The respective conclusions and unanimous recommendation of the Special Committee were made after considering all of the information and factors involved.

Recommendation of the Special Committee

Having undertaken a thorough review of, and carefully considered, information concerning the Arrangement, the Formal Valuation and the TD Securities Fairness Opinion, and after consulting with experienced, qualified and independent financial and legal advisors, the Special Committee unanimously determined that the Arrangement and the entering into of the Arrangement Agreement is in the best interests of the Company, that the Arrangement is fair to Shareholders (other than the Rollover Shareholders), which includes the unaffiliated security holders, and unanimously recommended that the Board approve the Arrangement and recommend that the Shareholders vote IN FAVOUR of the Arrangement Resolution.

Position of the Board as to Fairness

In adopting the Special Committee’s conclusion that the Arrangement is substantively fair to the Company’s Shareholders (other than the Rollover Shareholders), including the “unaffiliated security holders,” as defined in Rule 13e-3 under the U.S. Exchange Act, and that the Arrangement is in the best interests of the Company, the Board, with the interested directors abstaining from voting, with the assistance of its financial and legal advisors, carefully reviewed, considered and relied upon the same factors and considerations that the Special Committee relied upon, as further described above under “Special Factors – Position of the Special Committee as to Fairness,” and adopted the Special Committee’s analyses and conclusion as its own. The Board also considered, among other things, the recommendations of the Special Committee in respect of the fairness of the Arrangement to Shareholders (other than the Rollover Shareholders), which includes the unaffiliated security holders, and the perspective of management of Nuvei as to the implications of the Arrangement, in concluding that the Arrangement is fair to Shareholders (other than the Rollover Shareholders), which includes the unaffiliated security holders, and in the best interests of the Company, and the fact that certain of Nuvei’s officers and directors may have interests that differ from those of the Shareholders (other than the Rollover Shareholders), which includes the unaffiliated security holders.

In addition, Barclays, as financial advisor to the Company, provided an opinion to the effect that, as of April 1, 2024 and based upon and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by the Shareholders (other than the Rollover Shareholders in respect of the Rollover Shares) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders. See “— Barclays Fairness Opinion.” The Board adopted Barclays’ analyses and conclusion as its own.

The foregoing summary of the information and factors considered by the Board is not intended to be exhaustive of the factors considered by the Board in reaching its conclusions and making its recommendations, but includes the material information, factors and analysis considered by the Board in reaching such conclusions and making such recommendations. The Board members evaluated the various factors summarized above in light of their own knowledge of the business of Nuvei and the industry in which Nuvei operates and of the Company’s financial condition and prospects and were assisted in this regard by management and the Board’s legal and financial advisors. In view of the numerous factors considered in connection with its evaluation of the Arrangement, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its decision. In addition, individual members of the Board may have given different weights to different factors. The respective conclusions and unanimous recommendation of the Board (with the interested directors abstaining from voting) were made after considering all of the information and factors involved.

Recommendation of the Board

After careful consideration, and taking into account the unanimous recommendation of the Special Committee, the Formal Valuation and the Fairness Opinions, consultation with its experienced and qualified financial and legal advisors, and such matters as it considered relevant, the Board (with Philip Fayer, Pascal

Tremblay and David Lewin, as interested directors, abstaining from voting) has unanimously determined that the Arrangement and the entering into of the Arrangement Agreement is in the best interests of the Company, that the Arrangement is fair to Shareholders (other than the Rollover Shareholders), which includes the unaffiliated security holders, and unanimously recommended (with Philip Fayer, Pascal Tremblay and David Lewin, as interested directors, abstaining from voting) that the Shareholders vote IN FAVOUR of the Arrangement Resolution. Each director intends and has agreed to vote his or her Shares FOR the Arrangement Resolution.

Voting by the Company’s Directors and Officers

The Company is making the statements included in this section solely for the purpose of complying with the disclosure requirements of Rule 13e-3 and related rules under the Exchange Act.

Under SEC rules, the Company is required, to the extent known by the Company after making reasonable inquiry, to state how any executive officer, director or affiliate of the Company currently intends to vote its subject securities, within the meaning of Rule 13e-3, including any securities the person has proxy authority for and to state the reasons for such intended actions. After reasonable inquiry, the Company has concluded that each director and each member of Senior Management that is not a Purchaser Filing Party currently intends to vote his or her Shares in favour of the Arrangement Resolution, based on the factors considered by, and the analysis, discussion and resulting conclusions of, the Special Committee and the Board described in the sections entitled “— Position of the Special Committee as to Fairness” beginning on page 49 of this Circular and “— Position of the Board as to Fairness” beginning on page 56 of this Circular. In particular, such directors and the members of Senior Management have based their consideration on the following factors, among others:

•

the fact that the Arrangement Agreement and the transactions contemplated thereby, including the Arrangement, were negotiated, determined to be advisable and in the best interests of the Company and its Shareholders, and approved by the Special Committee and the Board;

•

the fact that the Consideration represents a significant and attractive premium of approximately 56% to the closing price of the Subordinate Voting Shares on the Nasdaq on March 15, 2024, the last trading day prior to media reports regarding a potential transaction involving the Company, and a premium of approximately 48% to the 90-day volume weighted average trading price per Subordinate Voting Share as of such date;

•	the fact that the Consideration and the other terms and conditions of the Arrangement Agreement were extensively negotiated between the Purchaser, the Company and the Special Committee;

•

the fact that the Arrangement Agreement permits the Board, subject to specific limitations and requirements set forth therein, to engage in or participate in discussions or negotiations with a third-party making an unsolicited Acquisition Proposal that the Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or could reasonably be expected to constitute or lead to, a Superior Proposal, and, in certain circumstances, to consider, accept and enter into a definitive agreement with respect to such Superior Proposal, provided that the Company concurrently pays the Termination Fee in the amount of $150 million to the Purchaser and subject to a customary right for the Purchaser to match such Superior Proposal; and

•

the fact that the Arrangement is conditioned upon, among other matters, approval of not less than a simple majority of the votes cast by the disinterested holders of Subordinate Voting Shares, virtually present or represented by proxy at the Meeting, voting separately as a class.

The foregoing discussion of the factors considered by the directors and the members of Senior Management of the Company is not intended to be exhaustive but is believed to include all material factors considered by such Shareholders in making a determination regarding whether to vote in favour of the Arrangement

Resolution, for the purpose of complying with the requirements of Rule 13e-3 and the related rules under the Exchange Act. Such directors and members of Senior Management did not find it practicable to, and did not, quantify or otherwise attach relative weights to the foregoing factors in reaching their position as to whether to vote in favour of the Arrangement Resolution. Rather, such directors and members of Senior Management made their decision whether to vote in favour of the Arrangement Resolution after considering all of the factors as a whole. Consistent with such determination, each director and member of Senior Management of the Company has entered into a Support and Voting Agreement with the Purchaser under which such individual has agreed, among other things, to vote his or her Shares in favour of the Arrangement Resolution.

The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement

Under the SEC rules governing so-called “going private” transactions, the Purchaser, Philip Fayer (directly and indirectly through WPF), Novacap and CDPQ may be deemed to be affiliates of the Company, and, therefore, required to express their reasons for entering into the Arrangement to the “unaffiliated security holders,” as defined in Rule 13e-3 under the U.S. Exchange Act. The Purchaser Filing Parties are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the U.S. Exchange Act. None of the Purchaser Filing Parties (in the case of Philip Fayer, in his capacity as a Shareholder) believes that it has or has had any fiduciary duty to the Company or its Shareholders, including with respect to the Arrangement. The views of the Purchaser Filing Parties as to the purpose of and reasons for the Arrangement are not intended to be and should not be construed as a recommendation as to how any Shareholder should vote on the Arrangement Resolution.

For the Purchaser Filing Parties, the purpose of the Arrangement is to enable the Purchaser to acquire 100% of the Company in a transaction in which the Subordinate Voting Shares and Multiple Voting Shares will be transferred to the Purchaser in consideration for a combination of cash based on $34.00 per Share and shares in the capital of the Purchaser or an affiliate thereof, such that the Purchaser Filing Parties, as the only direct or indirect shareholders of the Purchaser, will bear the risks and rewards of sole ownership of the Company, including any increases or decreases in the value of the Company after the Arrangement as a result of acquisitions of other businesses or improvements or deterioration in the Company’s operations.

In addition, concurrently with the execution of the Arrangement Agreement, the Purchaser, Canada Parent and the Rollover Shareholders agreed to the following commitments with respect to the Company’s head office in Québec. Such commitments, in alignment with CDPQ’s mission, were an important factor considered by CDPQ in supporting the Arrangement. During the period between Closing and the earliest to occur of (a) CDPQ ceasing to hold at least 10% of the outstanding Shares of Canada Parent or (b) the date that is five years following the completion of an initial public offering, Canada Parent will not transfer its head office outside of the Province of Québec without the prior written consent of CDPQ; however, in the event that the Mr. Fayer ceases to act as the Chief Executive Officer of Canada Parent, Canada Parent may transfer its head office outside of the Province of Québec without the prior written consent of CDPQ, so long as, during the period above, (i) Canada Parent does not implement any material downsize in its Québec operations and (ii) at least two of the following functions of Canada Parent are fulfilled by an individual who principally resides or is based in the Province of Québec: Chairman, Chief Executive Officer, Chief Financial Officer, Chief Legal Officer, Group Chief Technology Officer, President, or Chief Operating Officer (provided CDPQ’s prior written consent may not be unreasonably withheld if the residency requirement is not met for a temporary period due to exceptional circumstances).

The Purchaser Filing Parties have determined to undertake the Arrangement at this time because they want to take advantage of the benefits of the Company being privately held, in addition to their desire to maximize long-term investment returns for their respective investors in the case of Advent, Novacap and CDPQ. The Purchaser Filing Parties believe that becoming a private entity will give the Company’s management greater flexibility to focus on improving long-term profitability without the pressures exerted by the public market’s valuation of the Company and its emphasis on short-term period-to-period performance, including by investing in long-term improvements in the Company’s sales, technology and operations. The Purchaser Filing Parties believe that responding to current market challenges will require a willingness to make business and capital allocation decisions focused on improving the Company’s long-term growth opportunity and profitability, including acquisition opportunities. As a private entity, the Company would not be subject to the expectation by public investors of steady growth and will have greater flexibility to respond to current, global market challenges with an increased tolerance for volatility. Further, as a privately held entity, the Company forego many of the expenses and constraints imposed on companies that are subject to public reporting requirements under Securities Laws. The Purchaser Filing Parties believe that all such factors offer prospects of further growth while offering continuity and stability for Nuvei’s customers, suppliers, partners and employees for the long term.

In addition, Philip Fayer founded Nuvei and has been involved with the Company over the last twenty years, and believes that the business is well-managed, growing and strategically positioned for the evolving and dynamic future of the payments services industry. The other Purchaser Filing Parties also view the Company as well positioned in the global payments ecosystem with robust technology and a strong management team. In connection with the Advent Funds’ significant investment, the Purchaser Filing Parties believe Advent’s global network of investment staff and global affiliated advisors will help unlock incremental commercial opportunities for Nuvei as a private company, allowing it to expand its geographic footprint, particularly in Latin America, Asia Pacific, and Middle East and Africa (MEA). The Purchaser Filing Parties have no current intention of materially changing the current operations of Nuvei.

Although the Purchaser Filing Parties believe that there will be significant opportunities associated with their investment in Nuvei, they realize that there also are substantial risks that such opportunities may not ever be fully realized, including risks that the needed investments in sales, technology and operations identified in the course of diligence could be significant and could impact the overall performance of the investment (or continued investment) being made by the Purchaser Filing Parties in connection with the transaction.

The Purchaser Filing Parties believe the Arrangement is preferable to other transaction structures because the Arrangement (i) is the most direct and effective way to enable the Purchaser to acquire ownership and control of all of the Subordinate Voting Shares and the Multiple Voting Shares at the same time, (ii) represents an opportunity for the Shareholders (other than the Rollover Shareholders) to immediately realize the value of their investment in the Company, with price certainty at a significant and attractive premium on the Subordinate Voting Shares of approximately 56% to the closing price of the Subordinate Voting Shares on the Nasdaq on March 15, 2024, the last trading day prior to media reports regarding a potential transaction involving the Company and a premium of approximately 48% to the 90-day volume weighted average trading price9 per Subordinate Voting Share as of such date, and (iii) also allows Philip Fayer (directly and indirectly through WPF) to maintain a significant portion and allows Novacap and CDPQ to maintain a portion, of their respective equity investment in the Company to preserve and expand upon the long-term strategy, vision and core values of Nuvei. In the course of considering the going-private transaction, the Purchaser Filing Parties did not actively consider alternative transaction structures because the Purchaser Filing Parties believed no other alternatives would enable them to achieve the same objectives.

Position of the Purchaser Filing Parties as to the Fairness of the Arrangement

Under SEC rules governing “going private” transactions, the Purchaser Filing Parties are required to provide certain information regarding their position as to the substantive and procedural fairness of the Arrangement to the “unaffiliated security holders,” as defined in Rule 13e-3 under the U.S. Exchange Act. The Purchaser Filing Parties are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the U.S. Exchange Act. The views

[9]	Based on Canadian composite (Toronto Stock Exchange and all Canadian marketplaces) and U.S. composite (Nasdaq and all U.S. marketplaces).

of the Purchaser Filing Parties as to the fairness of the Arrangement are not intended to be and should not be construed as a recommendation to how any Shareholder should vote on the Arrangement Resolution.

The Purchaser Filing Parties have interests in the Arrangement that are different from, and/or in addition to, those of the other holders of Shares by virtue of their interests in the Company after the completion of the Arrangement. The Purchaser attempted to negotiate the terms of a transaction that would be most favourable to it and, accordingly, did not negotiate the Arrangement Agreement with the goal of obtaining terms that were fair to the unaffiliated security holders. The Purchaser Filing Parties did not undertake a formal evaluation of the fairness of the Arrangement to the unaffiliated security holders, nor did they request that the financial advisor engaged by the Purchaser perform any valuation analysis for the purposes of assessing the fairness of the Arrangement to the unaffiliated security holders.

The Purchaser Filing Parties did not participate in the Special Committee’s deliberations regarding the fairness of the Arrangement nor did the Purchaser Filing Parties have access to financial information prepared by the Special Committee’s independent financial advisor and valuator. The directors affiliated with the Rollover Shareholders abstained from voting on any resolution of the Board relating to the Arrangement. The Purchaser Filing Parties believe, however, that the Arrangement, including the Consideration, is substantively and procedurally fair to the unaffiliated security holders. The Purchaser Filing Parties base their belief as to the reasonableness and fairness of the Arrangement on their knowledge and analysis of available information regarding the Company, discussions with the Company’s senior management regarding the Company and its business and the factors considered by, and findings of, the Special Committee discussed under “Special Factors – Position of the Special Committee as to Fairness” beginning on page 49 of this Circular, and the following factors, which are not listed in any relative order of importance:

•	The terms of the Arrangement were extensively negotiated among the Purchaser the Company and the Special Committee (which is comprised solely of independent directors), and their respective advisors.

•

The Consideration paid in respect of Subordinate Voting Shares and Multiple Voting Shares (other than Rollover Shares) is all cash, thus allowing the Shareholders who receive such Consideration to immediately realize liquidity at a certain and fair value for their Subordinate Voting Shares and Multiple Voting Shares (other than Rollover Shares) without incurring brokerage and other costs typically associated with market sales.

•

The Consideration also represents a significant and attractive premium of approximately 56% to the closing price of the Subordinate Voting Shares on the Nasdaq on March 15, 2024, the last trading day prior to media reports regarding a potential transaction involving the Company, and a premium of approximately 48% to the 90-day volume weighted average trading price[10] per Subordinate Voting Share as of such date.

•	The Arrangement Agreement is subject to limited conditions to the Purchaser’s obligation to complete the Arrangement, and is not subject to a financing condition.

•

The Arrangement Agreement contains strict covenants of the Purchaser to obtain key regulatory approvals and otherwise cause the conditions to Closing to be satisfied, and provides that in certain circumstances the Purchaser will pay the Company the Reverse Termination Fee, and the Equity Financing Sources have provided the Limited Guarantee in respect of the payment of such Reverse Termination Fee.

•

The Arrangement Agreement also allows the Board to engage in discussions or negotiations regarding an Acquisition Proposal at any time prior to the receipt of the Required Shareholder Approval if the Board determines in good faith, after consultation with its financial advisors and

[10]	Based on Canadian composite (Toronto Stock Exchange and all Canadian marketplaces) and U.S. composite (Nasdaq and all U.S. marketplaces).

outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal.

•

The members of the Special Committee unanimously determined that the terms of the Arrangement are fair to Shareholders (other than the Rollover Shareholders), which includes the unaffiliated security holders, and in the best interests of the Company.

•	To the knowledge of each of the Purchaser Filing Parties, none of the Purchaser, Mr. Fayer, Novacap or CDPQ had any involvement in the Special Committee’s evaluation of the Arrangement.

•

The members of the Special Committee unanimously recommended that (a) the Board approve the Arrangement Agreement and the Arrangement, and (b) the Board (with the interested directors abstaining from voting) unanimously approved the Arrangement Agreement and the Arrangement and recommend that the Shareholders vote in favour of the Arrangement Resolution.

•

The Board unanimously (with the interested directors abstaining from voting) (a) determined that the terms of the Arrangement are fair to the Shareholders (other than the Rollover Shareholders), which includes the unaffiliated security holders, and in the best interests of the Company, (b) approved and authorized the Company to enter into the Arrangement Agreement and the Arrangement, (c) authorized the submission of the Arrangement Resolution to Shareholders for their approval at the Meeting, and (d) determined to recommend that the Shareholders vote in favour of the Arrangement Resolution.

•

While Mr. Fayer and certain individuals nominated by or associated with Novacap are current directors of the Company, because of their differing interests in respect of the Arrangement, such individuals did not participate in the Board’s or the Special Committee’s negotiation, evaluation or approval of the Arrangement Agreement and the Arrangement. See “The Arrangement — Interests of Certain Persons in the Arrangement” and “Special Factors — Recommendation of the Board.”

•

The Arrangement Resolution must be approved by, among others, at least a simple majority of the votes cast by the disinterested holders of Subordinate Voting Shares (which includes the unaffiliated security holders) virtually present or represented by proxy at the Meeting, voting separately as a class.

•

The Special Committee received a fairness opinion from TD Securities to the effect that, as of April 1, 2024, based upon and subject to the various considerations set forth in the TD Fairness Opinion, and subject to the assumptions, qualifications and limitations set forth therein, the Consideration to be received by the Shareholders (other than the Rollover Shareholders and any other Shareholders required to be excluded from the minority approval pursuant to MI 61-101) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

•

The Board received a fairness opinion from Barclays to the effect that, as of April 1, 2024, based upon and subject to the assumptions, limitations and qualifications set out in the Barclays Fairness Opinion, the Consideration to be received by the Shareholders (other than the Rollover Shareholders in respect of their Rollover Shares) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

•	The Consideration is within the range of the fair market value of the Shares as determined by TD Securities in the Formal Valuation.

•

Registered Shareholders will be granted Dissent Rights and may seek appraisal of the fair value of their Shares if the Arrangement is completed (only if they comply with the dissent procedures under the CBCA, as modified by the terms of the Plan of Arrangement and the Interim Order, which are summarized under the heading “Dissenting Shareholders Rights” in this Circular).

•

The Arrangement must be approved by a Final Order of the Superior Court of Québec (Commercial Division), based on its consideration of, among other things, the fairness and reasonableness of the Arrangement.

•

Other than as described herein, none of the Purchaser Filing Parties is aware of any offer made by any unaffiliated person during the past two years for a merger or consolidation of the Company, a purchase or other transfer of all or substantially all of the Company’s assets, or a purchase of Subordinate Voting Shares or Multiple Voting Shares that would enable the holder to exercise control over Nuvei.

In the course of reaching its determination as to the fairness of the Arrangement to the Company‘s unaffiliated security holders, the Purchaser Filing Parties also considered a variety of risks and other countervailing factors related to the Arrangement Agreement and the Arrangement, including the following:

•

the Company‘s unaffiliated security holders will have no ongoing equity participation in the Company following the Arrangement and, as a result, will not participate in any future growth of the Company or potential increases in the value of the Shares;

•	the risk that the Arrangement might not be completed in a timely manner or at all;

•	the risk, if the Arrangement is not consummated, that pursuing the Arrangement could divert the attention of the Company’s management from pursuing the Company’s organic growth and performance goals;

•

under the Arrangement Agreement, the Company and its Subsidiaries have agreed not to solicit, initiate or knowingly facilitate any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to an Acquisition Proposal; and

•

the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Arrangement Agreement, and if the Arrangement Agreement is terminated under certain circumstances, the Company will be required to pay the Termination Fee to the Purchaser.

The Purchaser Filing Parties considered whether the Consideration is reasonable and fair with reference to current and historical market prices. However, in light of the evolution of the business, the market environment in which the Company operates and market volatility, the Purchaser Filing Parties limited their consideration of historical market prices to the twelve-month period before the announcement of the Arrangement and considered historical market prices prior to this period not to be material or relevant to their determination of whether the Consideration is reasonable and fair.

The Purchaser Filing Parties did not consider the net book value of Nuvei’s business as reflected in Nuvei’s financial statements to be material or relevant to their determination whether the Consideration is reasonable and fair to the unaffiliated security holders. Specifically, the Purchaser Filing Parties believe that such net book value is an accounting concept based on specific accounting methodologies that is historical in nature and therefore not forward-looking. Notwithstanding this belief, the Purchaser Filing Parties nevertheless note that the consideration per Share of $34.00 exceeds the net book value per Share as reflected in Nuvei’s financial statements.

Likewise, the Purchaser Filing Parties did not consider liquidation value in determining the reasonableness and fairness of the Arrangement to the unaffiliated security holders because the Purchaser Filing Parties expect to continue to operate Nuvei’s business as a going concern.

The foregoing discussion of the information and factors considered and given weight by the Purchaser Filing Parties is not intended to be exhaustive but is believed by the Purchaser Filing Parties to include all material factors considered by them in connection with the reasonableness and fairness of the Arrangement to the unaffiliated security holders. The Purchaser Filing Parties did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to reasonableness and fairness. The Purchaser Filing Parties believe that the foregoing factors provide a reasonable basis for their belief that the terms of the Arrangement are fair to the unaffiliated security holders.

Certain Effects of the Arrangement

If the Arrangement is approved by the Shareholders and certain other conditions to the closing under the Arrangement Agreement are either satisfied or waived, the Company will, as soon as reasonably practicable (and in any event not later than three Business Days) thereafter, file the Articles of Arrangement giving effect to the Arrangement, and the Company will become a wholly-owned subsidiary of the Purchaser. Thereafter, the Purchaser currently intends that the Company will amalgamate with the Purchaser and certain other subsidiaries of the Company, with the amalgamated company being known as “Nuvei Corporation” (such amalgamation, the “Amalgamation”).

Upon consummation of the Arrangement, among other things (and except as described in subsection (i) below):

(a)	Options other than Rollover Awards.

(i)

Each Option (other than an Option that is a Rollover Award) outstanding immediately prior to the Effective Time that has not yet vested in accordance with its terms shall be accelerated so that such Option becomes exercisable, notwithstanding the terms of the Omnibus Incentive Plan, the Legacy Option Plan and the Paya Equity Plan (as applicable) or any award or similar agreement pursuant to which such Option was granted or awarded.

(ii)

Each Option (other than an Option that is a Rollover Award) outstanding immediately prior to the Effective Time and that has not been duly exercised shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be surrendered by such holder to the Company in exchange for, in respect of each Option for which the Consideration exceeds the Exercise Price, the right to receive from the Company an amount in cash from the Company equal to the number of Shares into which such Option is then exercisable multiplied by the amount by which the Consideration exceeds the applicable Exercise Price in respect of such Option, less any applicable withholdings, and such Option shall immediately be cancelled and, following such payment, all of the Company’s obligations with respect to such Option shall be deemed to be fully satisfied.

(iii)

For greater certainty, where the Exercise Price of any such Option is greater than or equal to the Consideration, neither the Company nor the Purchaser shall be obligated to pay the holder of such Option the Consideration or any other amount in respect of such Option, and the Option shall be immediately cancelled for no consideration.

(b)

Vested RSUs other than RSUs that are Rollover Awards. Other than any RSU that is a Rollover Award, each portion of a vested RSU (including any fractional vested RSU) outstanding immediately prior to the Effective Time shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company equal to the number of Shares underlying such vested RSU (or, in the case of fractional vested RSUs, the applicable fraction of a vested RSU held by the applicable holder as of immediately prior to the Effective Time) multiplied by the Consideration, less any applicable withholdings, and each such vested RSU shall immediately be cancelled and all of the Company’s obligations with respect to such vested RSU shall be deemed to be fully satisfied.

(c)

Subject RSUs. Each Subject RSU (including any fractional Subject RSU) outstanding immediately prior to the Effective Time (whether vested or unvested) shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company equal to the number of Shares underlying such Subject RSU (or, in the case of fractional Subject RSUs, the applicable fraction of a Subject RSU held by the applicable holder as of immediately prior to the Effective Time) multiplied by the Consideration, less any applicable withholdings, and each such Subject RSU shall immediately be cancelled and all of the Company’s obligations with respect to such Subject RSU shall be deemed to be fully satisfied.

(d)

Unvested RSUs other than RSUs that are Rollover Awards. Other than any RSU that is a Rollover Award or a Subject RSU, each unvested RSU (including any fractional unvested RSU) outstanding immediately prior to the Effective Time shall remain outstanding and shall thereafter, for each Share underlying such unvested RSU, entitle the holder thereof to receive, upon satisfaction of the applicable vesting conditions, an amount in cash from the Company equal to the Consideration (or, in the case of fractional unvested RSUs, the Consideration multiplied by the applicable fraction of an unvested RSU held by the applicable holder as of immediately prior to the Effective Time), less any applicable withholdings, and shall be subject to the same terms and conditions applicable to such award of RSUs in accordance with the terms of the Omnibus Incentive Plan, the Paya Equity Plan (as applicable) and any grant or similar agreement evidencing the terms of the corresponding award of RSUs prior to the Effective Time (including for greater certainty vesting conditions and any terms governing the effect of termination of a holder’s employment or engagement), except for such terms and conditions that are rendered inoperative by the transactions contemplated by the Arrangement and for those related to adjustments in connection with the payment of dividends or other distributions.

(e)

Vested PSUs other than PSUs that are Rollover Awards. Other than any PSU that is a Rollover Award, each vested PSU (including any fractional vested PSU) outstanding immediately prior to the Effective Time shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company equal to the number of Shares underlying such vested PSU (or, in the case of fractional vested PSUs, the applicable fraction of a vested PSU held by the applicable holder as of immediately prior to the Effective Time) multiplied by the Consideration, less any applicable withholdings, and each such vested PSU shall immediately be cancelled and all of the Company’s obligations with respect to such vested PSU shall be deemed to be fully satisfied;

(f)

Unvested PSUs other than PSUs that are Rollover Awards. Other than any PSU that is a Rollover Award, each unvested PSU (including any fractional unvested PSU) outstanding immediately prior to the Effective Time shall remain outstanding and shall thereafter, for each Share underlying such unvested PSU, entitle the holder thereof to receive, upon satisfaction of the applicable vesting conditions, an amount in cash from the Company equal to the Consideration (or, in the case of fractional unvested PSUs, the Consideration multiplied by the applicable fraction of an unvested PSU held by the applicable holder as of immediately prior to the Effective Time), less any applicable withholdings, and shall be subject to the same terms and conditions (including any applicable performance criteria and/or other vesting conditions, but subject to such adjustments thereto as the Board may deem fair and reasonable as a result of the completion of the Arrangement) applicable to such award of PSUs in accordance with the terms of the Omnibus Incentive Plan, the Paya Equity Plan (as applicable) and any grant or similar agreement evidencing the terms of the corresponding award of PSUs prior to the Effective Time (including, for greater certainty, any terms governing the effect of termination of a holder’s employment or engagement), except for such terms and conditions that are rendered inoperative by the transactions contemplated by the Arrangement and for those related to adjustments in connection with the payment of dividends or other distributions.

(g)

Vested and unvested DSUs. Each DSU (including any fractional DSU) outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the Omnibus Incentive Plan or any award or similar agreement pursuant to which any such DSUs were granted or awarded, as applicable, be deemed to have vested and be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company equal to the number of Shares underlying such DSU (or, in the case of fractional DSUs, the applicable fraction of a DSU held by the applicable holder as of immediately prior to the Effective Time) multiplied by the Consideration, less any applicable withholdings, and each such DSU shall immediately be cancelled and all of the Company’s obligations with respect to such DSU shall be deemed to be fully satisfied.

(h)

Options, RSUs and PSUs that are Rollover Awards. Each Option, RSU and PSU that is a Rollover Award (in each case, vested or unvested) outstanding immediately prior to the Effective Time shall be subject to such treatment as set out in the applicable Rollover Award Agreement, on such terms and conditions as are set out therein.

(i)

Notwithstanding the foregoing, if any holder of an Option, RSU, PSU or DSU is subject to income taxation under Section 409A of the Code, the Company may take any actions necessary or advisable to avoid the imposition of any tax or penalty by reason of the treatment of such award under the Plan of Arrangement as described above.

(j)

Shares. Concurrently with the step (g) above, each outstanding Share (other than the Shares held by Dissenting Holders in respect of which Dissent Rights have been validly exercised and not withdrawn, the Rollover Shares and Shares, if any, held by Canada Parent or any of its Subsidiaries other than the Purchaser) shall be transferred without any further action, authorization or formality by or on behalf of the holder thereof, to the Purchaser in exchange for the Consideration, less any applicable withholdings, and: (i) the holder of each such Share shall cease to be the holder thereof and to have any rights as a Shareholder, other than the right to be paid the Consideration in accordance with the Plan of Arrangement; (ii) such holder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and (iii) the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof, such that following the transactions contemplated by step (g) above and this step (h), the Purchaser shall be the legal and beneficial owner of 100% of the Shares other than Shares, if any, held by Canada Parent or any of its Subsidiaries (other than the Purchaser).

(k)

Rollover Shares. Each outstanding Rollover Share held, directly or indirectly, by the Rollover Shareholders shall, pursuant to the terms and conditions of the Rollover Agreements entered into between the Purchaser and the Rollover Shareholders, be deemed to be transferred (in one or more steps) without any further action, authorization or formality by or on behalf of the holder thereof, to the Purchaser in exchange for the Rollover Consideration, and (i) the holder of each such Rollover Share shall cease to be the holder thereof and to have any rights as a Shareholder, other than the right to be paid the Rollover Consideration in accordance with the applicable Rollover Agreement and the Plan of Arrangement; (ii) such Rollover Shareholder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and (iii) the Purchaser shall be recorded in the register of holders of Rollover Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof.

Following consummation of the Arrangement and the Amalgamation, the resulting private company will be wholly-owned, directly or indirectly, by the Advent Funds, Philip Fayer, Novacap and CDPQ. If the Arrangement is completed, the Advent Funds, Philip Fayer, Novacap and CDPQ will be the sole beneficiaries of Nuvei’s future earnings and growth, if any, and will exercise control over corporate matters affecting Nuvei. Similar to being the sole beneficiaries of Nuvei’s future earnings and growth, the Advent Funds, Philip Fayer, Novacap and CDPQ will also bear the risks of ongoing operations, including the risks of any decrease in Nuvei’s value after the Arrangement and the operational and other risks related to the incurrence by Nuvei of additional debt as described below under “The Arrangement — Sources of Funds for the Arrangement.” Another consequence to the Advent Funds, Philip Fayer, Novacap and CDPQ of the Arrangement is that Nuvei is not expected to remain a reporting issuer in any province or territory of Canada and the new common shares in the resulting private company will not initially be registered under U.S. federal securities laws. Accordingly, such shares will be relatively illiquid without an active public trading market for such securities.

If the Arrangement is completed, the Minority Shareholders will have no continuing interest in Nuvei’s net book value or net income (loss). The table below sets forth the direct and indirect interests in Nuvei’s net book value and net income (loss) of each of the Advent Funds, Philip Fayer (directly and indirectly through WPF), Novacap and CDPQ prior to, and immediately after, the consummation of the Arrangement and Amalgamation based upon the net book value of Nuvei at March 31, 2024 and net income (loss) of Nuvei for the three months ended March 31, 2024, derived from financial statements prepared in accordance with IFRS, as if the Arrangement were completed on such date.

	Ownership Prior to the Arrangement(1)				Ownership After the Arrangement and the Amalgamation(2)
	Net Book Value		Net Income (Loss)		Net Book Value		Net Income (Loss)
	$ (Thousands)%		$ (Thousands)%		$ (Thousands)%		$ (Thousands)%
Advent Funds(3)	—	—	—	—	$949,211	46.0	$(2,211)	46.0
Philip Fayer(4)	$412,700	20.0	$(961)	20.0	$495,240	24.0	$(1,154)	24.0
Novacap(5)	$449,843	21.8	$(1,048)	21.8	$371,430	18.0	$(865)	18.0
CDPQ(6)	$260,001	12.6	$(606)	12.6	$247,620	12.0	$(577)	12.0

Notes:

(1)

Based upon beneficial ownership as of March 31, 2024, excluding any Incentive Securities (whether or not vested), and Nuvei’s net book value at March 31, 2024 and net income (loss) for the three months ended March 31, 2024. Percentage ownership is based on 76,064,619 outstanding Multiple Voting Shares and 63,617,374 outstanding Subordinate Voting Shares as at March 31, 2024.

(2)

Based upon the agreed upon common equity investments, Nuvei’s net book value at March 31, 2024, and net income (loss) for the three months ended March 31, 2024, and without giving effect to any additional indebtedness to be incurred in connection with the Arrangement or any adjustments for purchase accounting.

(3)	Immediately prior to the Arrangement, the Advent Funds do not own or exercise control or direction over, directly or indirectly, any Shares.
(4)

Immediately prior to the Arrangement, Philip Fayer owns or exercises control or direction over, directly or indirectly: 27,857,328 Multiple Voting Shares registered in the name of WPF, an entity controlled by Philip Fayer, and 124,986 Subordinate Voting Shares registered in the name of Philip Fayer. Pursuant to the Rollover Agreement entered into by Philip Fayer and WPF, WPF and Mr. Fayer have agreed to, among other things, sell to the Purchaser all of the Shares held by WPF and Mr. Fayer in exchange for a combination of cash consideration based on the Consideration and shares in the capital of the Purchaser or an affiliate thereof representing approximately 24% of the issued and outstanding common equity of the resulting private company following the completion of the Arrangement and the Amalgamation. Pursuant to the terms of the Rollover Agreement entered into by Philip Fayer and WPF, at the time specified in the Plan of Arrangement, WPF and Mr. Fayer have agreed to effectively “roll over” approximately 95% of their Shares and are expected to receive in aggregate approximately $50 million in net cash proceeds for their Shares sold upon the closing. Percentages and amounts of expected cash proceeds are based on current assumed cash position and are subject to change as a result of cash generated before closing. Also pursuant to the Rollover Agreement entered into by Philip Fayer and WPF, (i) the portion of each outstanding and unexercised Option registered in the name of and/or held by Mr. Fayer that is unvested immediately prior to the Effective Time will be, and will be deemed to be, disposed of in exchange for an option granted by Canada Parent to purchase from Canada Parent a certain number of Canada Parent non-voting shares, (ii) each outstanding PSU (whether vested or unvested) registered in the name of and/or held by Mr. Fayer immediately prior to the Effective Time will be immediately cancelled for no consideration and (iii) for each outstanding RSU (vested and unvested) registered in the name of and/or held by Mr. Fayer immediately prior to the time specified in the Plan of Arrangement, Canada Parent will be substituted for the Company and henceforth hold all of the Company’s rights and be responsible for all of the Company’s obligations under each such RSU and each such RSU will cease to represent an interest in Subordinate Voting Shares and will instead represent an interest in a certain number of Canada Parent non-voting shares.

(5)

Immediately prior to the Arrangement, Novacap owns or exercises control or direction over, directly or indirectly: 788,833 Multiple Voting Shares registered in the name of Novacap International TMT IV, L.P.; 5,198,687 Multiple Voting Shares registered in the name of Novacap International TMT V, L.P.; 6,644,338 Multiple Voting Shares registered in the name of Novacap TMT IV, L.P.; 10,087,150 Multiple Voting Shares registered in the name of Novacap TMT V Co-Investment (Nuvei), L.P.; 325,865 Multiple Voting Shares registered in the name of Novacap TMT V-A, L.P.; 7,176,555 Multiple Voting Shares registered in the name of Novacap TMT V, L.P.; 102,776 Multiple Voting Shares registered in the name of NVC TMT IV, L.P.; 6,465 Multiple Voting Shares registered in the name of NVC TMT V-A, L.P.; and 224,463 Multiple Voting Shares registered in the name of NVC TMT V, L.P. Pursuant to the Rollover Agreement entered into by Novacap, certain investment funds managed by Novacap Management Inc. (or any affiliate of such funds that may become a party thereto) (the “Novacap Funds”) have agreed to, among other things, sell to the Purchaser all of the Shares held by the Novacap Funds in exchange for a combination of cash consideration based on the Consideration and shares in the capital of the Purchaser or an affiliate thereof representing approximately 18% of the issued and outstanding common equity of the resulting private company following the completion of the Arrangement and the Amalgamation. Pursuant to the terms of the Rollover Agreement entered into by Novacap, at the time specified in the Plan of Arrangement, the Novacap Funds have agreed to effectively “roll over” approximately 65% of their Shares (after giving effect to various sales of Shares by certain Novacap Funds to certain other Novacap Funds) and are expected to receive in aggregate approximately $363 million in net cash proceeds for the Shares sold upon the closing. Percentages and amounts of expected cash proceeds are based on current assumed cash position and are subject to change as a result of cash generated before closing.
(6)

Immediately prior to the Arrangement, CDPQ owns or exercises control or direction, directly or indirectly, over 17,652,159 Multiple Voting Shares. Pursuant to the Rollover Agreement entered into by CDPQ, CDPQ has agreed to, among other things, sell to the Purchaser all of the Shares held by CDPQ in exchange for a combination of cash consideration based on the Consideration and shares in the capital of the Purchaser or an affiliate thereof representing approximately 12% of the issued and outstanding common equity of the resulting private company following the completion of the Arrangement and the Amalgamation. Pursuant to the terms of the Rollover Agreement entered into by CDPQ, at the time specified in the Plan of Arrangement, CDPQ has agreed to effectively “roll over” approximately 75% of its Shares and is expected to receive in aggregate approximately $150 million in cash for its Shares sold upon the closing. Percentages and amounts of expected cash proceeds are based on current assumed cash position and are subject to change as a result of cash generated before closing.

Nuvei is currently a reporting issuer in each of the provinces and territories of Canada. Its Subordinate Voting Shares are currently registered under U.S. federal securities laws and are listed on the TSX and the Nasdaq under the symbol “NVEI.” As a result of the consummation of the Arrangement, Nuvei will be a privately-held corporation, and there will be no public market for its Subordinate Voting Shares. After consummation of the Arrangement, the Subordinate Voting Shares will cease to be listed on the TSX and the Nasdaq, and trading of the Subordinate Voting Shares in the public market will no longer be possible. In addition, Nuvei is expected to make an application to terminate its status as a reporting issuer under Canadian Securities Laws, and Nuvei will deregister the Subordinate Voting Shares under U.S. securities laws and will cease to be required to file reports with the SEC or continuous disclosure documents with Canadian securities regulatory authorities.

Consummation of the Arrangement may result in tax consequences to certain Shareholders. Shareholders should read carefully the information in the Circular under the heading “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations.” Shareholders should consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Effects on Nuvei if the Arrangement Is Not Completed

If the Arrangement is not approved by the Shareholders or if the Arrangement is not completed for any reason, the Shareholders will not receive any payment for their Shares in connection with the Arrangement. Instead, the Company will remain a public company and the Subordinate Voting Shares will continue to be listed and traded on the TSX and the Nasdaq. If the Arrangement is not completed, it is expected that Nuvei’s management will operate the business in a manner similar to that in which it is being operated today and that Shareholders will continue to be subject to the same risks and opportunities currently facing Nuvei, including, among other things, the nature of the payment processing business, on which Nuvei’s business largely depends, and general industry, economic, regulatory and market conditions. In the event that the Arrangement is not completed, the trading price of the Subordinate Voting Shares could decline significantly to levels at or below those experienced before media reports on March 16, 2024 about a potential transaction involving the Company. See “Risk Factors — Risks Relating to Nuvei.” Accordingly, if the Arrangement is not consummated, there can be no assurance as to the effect of these risks and opportunities on the future market price or value of the Subordinate Voting Shares. The Board will continue to evaluate and review, among other things, the business operations, assets, dividend policy and capitalization of the Company and make such changes as are deemed appropriate. In addition, Nuvei will be required to pay the Purchaser the Termination Fee in the amount of $150 million if the Arrangement Agreement is terminated in certain circumstances.

Compensation of the Special Committee

The Board of Directors (other than the interested directors) has approved the payment to the members of the Special Committee of the following retainers in consideration of their services in performance of their duties: (i) a retainer of $50,000 for the Chair of the Special Committee, and (ii) a retainer of $35,000 for each of the other members of the Special Committee, in each case plus a meeting fee of $1,500 per meeting for each meeting of the Special Committee held following January 22, 2024.

The members of the Special Committee and the other directors attending the meetings of the Special Committee are also entitled to reimbursement by the Company of their reasonable expenses incurred in connection with the activities of the Special Committee in accordance with regular policies of the Company with respect to reimbursement of directors’ expenses.

Formal Valuation and TD Securities Fairness Opinion

In accordance with the requirements of MI 61-101, TD Securities orally delivered (which is customary) to the Special Committee the Formal Valuation, subsequently confirmed in writing, to the effect that, as of April 1, 2024, and based upon and subject to the assumptions, qualifications and limitations communicated to the Special Committee by TD Securities and set forth in TD Securities’ written Formal Valuation, the fair market value of the Shares was in the range of $33.00 to $42.00 per Share.

In addition, TD Securities orally delivered (which is customary) to the Special Committee the TD Securities Fairness Opinion, subsequently confirmed in writing, to the effect that, as of April 1, 2024, and subject to the assumptions, qualifications and limitations communicated to the Special Committee by TD Securities and set forth in TD Securities’ written fairness opinion, the Consideration to be received by the Shareholders (other than the Rollover Shareholders and any other Shareholders required to be excluded from the minority approval pursuant to MI 61-101) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

MI 61-101 regulates certain types of special transactions to ensure equality of treatment among security holders and may require enhanced disclosure, approval by a majority of security holders, excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent directors. The protections afforded by MI 61-101 apply to, among other transactions, “business combinations,” as defined in MI 61-101, in which the interest of holders of equity securities may be terminated without their consent and where a “related party” (as defined in MI 61-101) (i) would, as a consequence of the transaction, directly or indirectly acquire the issuer or the business of the issuer, or combine with the issuer, through an amalgamation, arrangement or otherwise, whether alone or with joint actors, (ii) is a party to a “connected transaction,” as defined in MI 61-101, to the transaction, or (iii) is entitled to receive a consideration per equity security that is not identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class or a collateral benefit. The Arrangement is a business combination within the meaning of MI 61-101.

Pursuant to MI 61-101, a formal valuation of the Shares is required since the Arrangement is a “business combination” within the meaning of MI 61-101 where “interested parties,” including Philip Fayer, the founder, Chair and Chief Executive Officer of the Company, Novacap and CDPQ will as a consequence of the Arrangement, directly or indirectly, acquire Nuvei or the business of Nuvei, or combine with Nuvei, through an amalgamation, arrangement or otherwise, whether alone or with joint actors, or are party to a “connected transaction,” as defined in MI 61-101, to the Arrangement. Consequently, the Special Committee retained TD Securities to provide it with a formal valuation of the fair market value of the Shares in accordance with the requirements of MI 61-101.

The following summary of the Formal Valuation and the TD Securities Fairness Opinion is qualified in its entirety by reference to the full text of the Formal Valuation and the TD Securities Fairness Opinion attached to this Circular as Appendix C. The Formal Valuation and the TD Securities Fairness Opinion are not recommendations as to how any Shareholder should vote or act on any other matter relating to the Arrangement. The full texts of the Formal Valuation and the TD Securities Fairness Opinion set out the assumptions made, procedures followed, information reviewed, matters considered, and limitations and qualifications on the review undertaken in connection with the Formal Valuation and the TD Securities Fairness Opinion. Shareholders are urged to read the Formal Valuation and the TD Securities Fairness Opinion carefully and in its entirety.

Certain financial data referred to in the Formal Valuation and the TD Securities Fairness Opinion and in the following summary of the Formal Valuation and the TD Securities Fairness Opinion, including the summary of the Management Forecast, were made available by or on behalf of the Company to TD Securities for the purposes of the Formal Valuation and the TD Securities Fairness Opinion. The Management Forecast is included in this Circular not to influence your decision whether to vote for or against the Arrangement Resolution, but because the Management Forecast was made available to TD Securities.

The Management Forecast is subjective in many respects and reflect numerous judgments, estimates and assumptions by the Company that are inherently uncertain, many of which are difficult to predict or cannot be predicted, are subject to significant uncertainties and are beyond the Company’s control, including estimates and assumptions regarding industry performance, general business, economic, regulatory, market and financial conditions, costs and expenses, as well as other future events. Important factors may cause actual results to differ from the Management Forecast. In addition, since the Management Forecast covers many years, such information by its nature becomes less reliable with each successive year. As a result, there can be no assurance that the Management Forecast will be realized or that actual results will not be significantly higher or lower than projected.

The Management Forecast was not prepared with a view toward public disclosure, soliciting proxies or complying with the published guidelines of the SEC or Canadian securities regulators regarding projections and forecasts or accounting rules, standards and procedures for preparation and presentation of projections and forecasts. Neither the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, nor any other independent registered public accounting firm has examined, compiled or performed any procedures with respect to the Management Forecast, and accordingly, neither the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, nor any other independent registered public accounting firm expresses an opinion or any other form of assurance with respect to the Management Forecast.

The Management Forecast should not be considered in isolation or in lieu of the Company’s operating and other financial information that is publicly available. In addition, the Management Forecast may not be comparable to similarly titled measures of other companies.

For the foregoing reasons, as well as the bases and assumptions on which the Management Forecast was compiled, the inclusion of specific portions of the Management Forecast in the Formal Valuation and the TD Securities Fairness Opinion and in the following summary of the Formal Valuation and the TD Securities Fairness Opinion should not be regarded as an indication that the Company or TD Securities considers the Management Forecast to be necessarily predictive of actual future events, and the Management Forecast should not be relied on as such an indication. No one has made any representation to any Shareholder or anyone else regarding the ultimate performance of the Company as reflected in the Management Forecast.

Engagement of TD Securities by the Special Committee

TD Securities was first contacted by the Special Committee on December 3, 2023 and was engaged by the Special Committee pursuant to the TD Securities Engagement Letter effective December 14, 2023. On April 1, 2024, at the request of the Special Committee, TD Securities orally delivered the Formal Valuation and the TD Securities Fairness Opinion. The Formal Valuation and the TD Securities Fairness Opinion provide the same conclusions and opinions, in writing, as of April 1, 2024. The terms of the TD Securities Engagement Letter provide that TD Securities will receive fees totaling C$2.55 million for its services provided prior to and as of April 1, 2024, and may receive up to C$200,000 of additional fees for the continuation of its financial advisory services provided to the Special Committee in connection with the TD Securities Engagement Letter (none of which additional fees are contingent, either in whole or in part, on the outcome of the Arrangement). TD Securities is to be reimbursed for reasonable out-of-pocket expenses.

Furthermore, Nuvei has agreed to indemnify TD Securities in certain circumstances against certain expenses, losses, claims, actions, suits, proceedings, investigations, damages and liabilities that may arise directly or indirectly from services performed by TD Securities in connection with the TD Securities

Engagement Letter. The fees payable to TD Securities under the TD Securities Engagement Letter are not contingent, either in whole or in part, upon the conclusions reached by TD Securities in the Formal Valuation or the TD Securities Fairness Opinion or on the outcome of the Arrangement.

Credentials of TD Securities

TD Securities is a North American investment banking firm with operations in a broad range of investment banking activities, including corporate finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing valuations and fairness opinions, including in connection with transactions that are subject to the formal valuation requirements of MI 61-101. The Special Committee determined that TD Securities was a qualified valuator and selected it based on its qualifications, expertise and reputation, and its experience with MI 61-101 valuations.

Each of the Formal Valuation and the TD Securities Fairness Opinion is the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters. The Formal Valuation and the TD Securities Fairness Opinion have been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Canadian Investment Regulatory Organization (“CIRO”), but CIRO has not been involved in the preparation or review of the Formal Valuation and the TD Securities Fairness Opinion.

Independence of TD Securities

Neither TD Securities nor any of its affiliated entities (as such term is defined for the purposes of MI 61-101) (i) is an associated entity or affiliated entity or issuer insider (as such terms are defined in MI 61-101) of Nuvei, Advent, Philip Fayer, Novacap, CDPQ or any of their respective associated entities or affiliated entities or issuer insiders (each an “Interested Party,” and collectively, the “Interested Parties”); (ii) is an advisor to any of the Interested Parties in connection with the Arrangement other than to the Special Committee pursuant to the TD Securities Engagement Letter; (iii) is a manager or co-manager of a soliciting dealer group for the Arrangement (or a member of the soliciting dealer group for the Arrangement providing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to the other members of the group); or (iv) has a material financial interest in the completion of the Arrangement.

TD Securities and its affiliated entities have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of the Interested Parties, and have not had a material financial interest in any transaction involving the Interested Parties during the 24 months preceding the date on which TD Securities was first contacted with respect to the Formal Valuation and the TD Securities Fairness Opinion and up until the date of the Formal Valuation and the TD Securities Fairness Opinion, other than as described herein.

During the 24 months preceding the date on which TD Securities was first contacted in respect of the Formal Valuation and the TD Securities Fairness Opinion and up until the date of the Formal Valuation and the TD Securities Fairness Opinion, TD Securities and its affiliated entities have provided ordinary course financial advisory and investment banking services to Advent and its affiliates, including acting in the following capacities for Advent and its affiliates: (i) bookrunner for one offering of equity securities for gross proceeds of $119 million; and (ii) lead or co-lead underwriter for two offerings of debt securities for gross proceeds of $12.3 billion. TD Securities received aggregate fees of approximately $3 million for the financial advisory and investment banking services outlined above.

During the 24 months preceding the date on which TD Securities was first contacted in respect of the Formal Valuation and the TD Securities Fairness Opinion and up until the date of the Formal Valuation and the TD Securities Fairness Opinion, TD Securities and its affiliated entities have provided ordinary course financial advisory and investment banking services to Novacap and its affiliates, including acting in the following capacities for Novacap and its affiliates: (i) financial advisor for two transactions with an aggregate transaction value of C$1.0 billion; and (ii) co-lead underwriter on one offering of debt securities for gross proceeds of $274 million. In addition, TD Securities has an aggregate investment commitment of C$35 million across three investment funds managed by Novacap. TD Securities and its affiliated entities are also presently engaged as financial advisor to an affiliate entity of Novacap on a potential M&A transaction. TD Securities received aggregate fees of approximately C$3 million for the financial advisory and investment banking services outlined above.

During the 24 months preceding the date on which TD Securities was first contacted in respect of the Formal Valuation and the TD Securities Fairness Opinion and up until the date of the Formal Valuation and the TD Securities Fairness Opinion, TD Securities and its affiliated entities have provided ordinary course financial advisory and investment banking services to CDPQ and its affiliates, including acting in the following capacities for CDPQ and its affiliates: (i) financial advisor for eight transactions with an aggregate transaction value of C$3.4 billion; and (ii) lead or co-lead underwriter for ten offerings of debt securities for gross proceeds of C$15.1 billion. TD Securities and its affiliated entities are also presently engaged as financial advisor to CDPQ and its affiliates on three potential M&A transactions. TD Securities received aggregate fees of approximately C$19 million for the financial advisory and investment banking services outlined above.

In connection with the foregoing activities TD Securities received fees which are not, individually or in the aggregate, financially material to TD Securities, and do not give TD Securities any financial incentive in respect of the conclusions reached in the Formal Valuation and the TD Securities Fairness Opinion. There are no understandings or agreements between TD Securities and the Interested Parties with respect to future financial advisory or investment banking business. TD Securities and/or its affiliates may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties. The Toronto-Dominion Bank, the parent company of TD Securities, and its affiliates may in the future, in the ordinary course of their respective businesses, provide banking services or credit facilities to the Interested Parties.

TD Securities and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party, and, from time to time, may have executed or may execute transactions on behalf of any Interested Party for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, or any other Interested Party.

Scope of Review

In connection with the Formal Valuation and the TD Securities Fairness Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness, accuracy or reasonableness of) or carried out, among other things, the following:

1)	draft of the Arrangement Agreement dated March 27, 2024, together with a summary of updates thereto through March 31, 2024, including the draft Plan of Arrangement appended thereto;

2)	draft of the form of Rollover Shareholder Support and Voting Agreement dated March 27, 2024;

3)	draft debt commitment letters dated March 13, 2024;

4)	audited financial statements of Nuvei and related management’s discussion and analysis for the fiscal years ended December 31, 2020, December 31, 2021, December 31, 2022 and December 31, 2023;

5)	preliminary draft financial information from Nuvei Management (as defined below) with respect to the month ended January 31, 2024;

6)

final long form prospectus regarding the initial public offering in Canada dated September 17, 2020, prospectus supplement regarding the initial public offering in the United States dated October 5, 2021, and other initial public offering associated securities regulatory filings;

7)	other securities regulatory filings of Nuvei for the fiscal years ended December 31, 2020, December 31, 2021, December 31, 2022 and December 31, 2023;

8)

projected financial and operational information for Nuvei for the fiscal years ending December 31, 2024 through December 31, 2028 prepared by Nuvei Management in December 2023 and subsequently updated in March 2024 (the “Management Forecast”);

9)

discussions with the Chief Executive Officer, Chief Financial Officer and General Counsel and Corporate Secretary of Nuvei with respect to the information referred to above and other matters considered relevant by TD Securities;

10)	discussions with members of the Special Committee with respect to the matters noted above and other matters considered relevant by TD Securities;

11)	discussions with and information received from, Barclays, financial advisor to Nuvei, regarding the process, the Arrangement and the Company, in each case on behalf of Nuvei;

12)	discussions with Advent, the Rollover Shareholders and their respective financial advisors with respect to matters considered relevant by TD Securities;

13)	discussions with select participants of the targeted market check to solicit additional indications of interest to acquire Nuvei, conducted at the instruction of the Board of Directors of Nuvei;

14)

discussions with Norton Rose Fulbright Canada LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP, legal advisors to the Special Committee, with respect to various legal matters relating to Nuvei, the Arrangement and other matters considered relevant by TD Securities;

15)	representations contained in a certificate dated March 30, 2024, from the Chief Executive Officer and the Chief Financial Officer of Nuvei (the “Certificate”);

16)	various research publications prepared by industry and equity research analysts regarding Nuvei and other selected public entities considered relevant;

17)	public information relating to the business, operations, financial performance and security trading history of Nuvei and other selected public entities considered relevant;

18)	public information with respect to certain other transactions of a comparable nature considered relevant; and

19)	such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

As of April 1, 2024, the date the Formal Valuation and Fairness Opinion was rendered, TD Securities had not reviewed any draft of the Circular as no such draft was available on such date. TD Securities did not meet with the auditors of Nuvei and has assumed the accuracy and completeness of, and has relied upon, without independent verification, the financial statements of Nuvei.

Prior Valuations

The Chief Executive Officer and the Chief Financial Officer, on behalf of Nuvei and not in their personal capacities, have represented in the Certificate to TD Securities that, to the best of their knowledge, information and belief after due inquiry, there have been no valuations or appraisals relating to Nuvei or any affiliate or any of their respective material assets or material liabilities (“material assets” and “material liabilities” have the meanings ascribed thereto in the Certificate, as described below) made in the preceding 24 months and in the possession or control of Nuvei.

Assumptions and Limitations

With Nuvei’s acknowledgement and agreement as provided for in the TD Securities Engagement Letter with the Special Committee, TD Securities has relied upon the accuracy and completeness of all financial and other data and information filed by Nuvei with securities regulatory or similar authorities (including under Nuvei’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov), provided to it by or on behalf of Nuvei, its representatives or its affiliates, or otherwise obtained by or discussed with TD Securities, including the Certificate (collectively, the “Information”). The Formal Valuation and the TD Securities Fairness Opinion are conditional upon such accuracy and completeness, in all material respects, of the Information. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy or completeness of any of the Information.

With respect to the budgets, forecasts, projections or estimates, including the Management Forecast, provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has been advised by Nuvei, and has assumed with the consent of the Special Committee, however, that such budgets, forecasts, projections and estimates provided to TD Securities and used in its analyses were prepared using the assumptions which TD Securities has been advised are (or were at the time of preparation and continue to be), in the reasonable opinion of Nuvei, reasonable in the circumstances, and with respect to the Management Forecast, reflect Nuvei Management’s best currently available estimates and good faith judgments as to the future financial performance of Nuvei. TD Securities expresses no independent view as to the reasonableness of such budgets, forecasts, projections and estimates, including the Management Forecast, or the assumptions on which they are based.

The Chief Executive Officer and the Chief Financial Officer of Nuvei (collectively, “Nuvei Management”), on behalf of Nuvei and not in their personal capacities, have made representations to TD Securities in the Certificate, and the Formal Valuation and the TD Securities Fairness Opinion are conditional on the accuracy and completeness of these representations, which TD Securities has assumed will continue to be accurate and complete as of the date of the Formal Valuation and the TD Securities Fairness Opinion. Such representations in the Certificate include, among other things, that to the best of the knowledge, information and belief after due inquiry of the signatories to the Certificate, (i) that Nuvei has no information or knowledge of any facts public or otherwise not specifically provided to TD Securities relating to Nuvei which would reasonably be expected to affect materially the Formal Valuation or TD Securities Fairness Opinion; (ii) with the exception of forecasts, projections or estimates referred to in subparagraph (iv) below, the information, data and other material (collectively, “Nuvei Information”) as filed under Nuvei’s profile on SEDAR+ and/or provided to TD Securities by or on behalf of Nuvei or its representatives in respect of Nuvei and its affiliates in connection with the Arrangement is or, in the case of historical Nuvei Information was, at the date of preparation, true, complete and accurate in all material respects and did not and does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make the Nuvei Information not misleading in the light of circumstances in which it was presented; (iii) to the extent that any of the Nuvei Information identified in subparagraph (ii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or updated by more current information not provided to TD Securities by or on behalf of Nuvei or its representatives and there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Nuvei and no material change has occurred in the Nuvei Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Formal Valuation or TD Securities Fairness Opinion; (iv) any portions of the Nuvei Information provided to TD Securities (or filed on SEDAR+) which constitute forecasts, projections or estimates were prepared using the assumptions, which, in the reasonable opinion of Nuvei, are (or were at the time of preparation and continue to be, unless otherwise indicated in writing by Nuvei) reasonable in the circumstances; (v) there have been no valuations or appraisals relating to Nuvei or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of Nuvei other than those which have been provided to TD Securities or, in the case of valuations known to Nuvei which it does not have within its possession or control, notice of which has not been given to TD Securities; (vi) there have been no verbal or written offers or serious negotiations for or transactions involving any material property of Nuvei or any of its affiliates during the preceding 24 months which have not been disclosed to TD Securities; (vii) since the dates on which the Nuvei Information was provided to TD Securities (or filed on SEDAR+), no material transaction has been entered into by Nuvei or any of its affiliates; (viii) other than as disclosed in the Nuvei Information, neither Nuvei nor any of its affiliates has any material contingent liabilities and there are no actions, suits, claims, proceedings, investigations or inquiries pending or threatened against or affecting the Arrangement, Nuvei or any of its affiliates at law or in equity or before or by any federal, national, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality which may, in any way, materially adversely affect Nuvei or its affiliates or the Arrangement; (ix) all financial material, documentation and other data concerning the Arrangement, Nuvei and its affiliates, including any projections or forecasts provided to TD Securities, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of Nuvei, except for any financial information presented and calculated on a non-IFRS basis; (x) there are no agreements, undertakings, commitments or understandings (whether written or oral, formal or informal) relating to the Arrangement, except as have been disclosed to TD Securities; (xi) the contents of any and all documents prepared in connection with the Arrangement for filing with regulatory authorities or delivery or communication to securityholders of Nuvei (collectively, the “Disclosure Documents”) have been, are and will be true, complete and correct in all material respects and have not and will not contain any misrepresentation (as defined in the Securities Act (Québec)) and the Disclosure Documents have complied, comply and will comply in all material respects with all requirements under applicable laws; and (xii) there is no plan or proposal for any material change (as defined in the Securities Act (Québec)) in the affairs of Nuvei which have not been disclosed to TD Securities. For the purposes of subparagraphs (v) and (vi), “material assets,” “material liabilities” and “material property” shall include assets, liabilities and property of Nuvei or its affiliates having a gross value greater than or equal to $50 million, but shall exclude any sales of services in the ordinary course of business.

In preparing the Formal Valuation and the TD Securities Fairness Opinion, TD Securities has made a number of assumptions, including that all final or executed versions of agreements and documents will conform in all material respects to the drafts provided to TD Securities, that all conditions precedent to the consummation of the Arrangement can and will be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities, courts of law, or third parties required in respect of or in connection with the Arrangement will be obtained in a timely manner, in each case without adverse condition, qualification, modification or waiver, that all steps or procedures being followed to implement the Arrangement are valid and effective and comply in all material respects with all applicable laws and regulatory requirements, that all required documents have been or will be distributed to Shareholders in accordance with applicable laws and regulatory requirements, and that the disclosure in such documents is or will be complete and accurate in all material respects and such disclosure complies or will comply in all material respects with the requirements of all applicable laws and regulatory requirements. In its analysis in connection with the preparation of the Formal Valuation and the TD Securities Fairness Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of TD Securities, Nuvei, Advent, the Rollover Shareholders and their respective subsidiaries and affiliates or any other party involved in the Arrangement. The Formal Valuation and the TD Securities Fairness Opinion are conditional on all such assumptions being correct.

The Formal Valuation and the TD Securities Fairness Opinion have been provided for the benefit of the Special Committee (in its capacity as such) in connection with and for purposes of its evaluation of the Arrangement and for inclusion in the Circular relating to the Arrangement and is not intended to be, and does not constitute, a recommendation to the Special Committee that Nuvei enter into the Arrangement Agreement or approve the Arrangement or that any Shareholder vote in favour of or otherwise take any action in connection with the Arrangement.

The Formal Valuation and the TD Securities Fairness Opinion do not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to Nuvei, nor does it address the underlying business decision to implement the Arrangement or any other term or aspect of the Arrangement , the Arrangement Agreement or any other agreements entered into or amended in connection with implementing the Arrangement. TD Securities expresses no opinion with respect to future trading prices of securities of Nuvei. In considering the fairness, from a financial point of view, of the Consideration to be received by the Shareholders, other than the Rollover Shareholders and any other Shareholders required to be excluded from the minority approval pursuant to MI 61-101, pursuant to the Arrangement, TD Securities did not consider the specific circumstances of any particular Shareholder, including with regard to income tax considerations. The Formal Valuation and the TD Securities Fairness Opinion are rendered as of April 1, 2024, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Nuvei and its subsidiaries and affiliates as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Formal Valuation and the TD Securities Fairness Opinion and, although TD Securities reserves the right to change, withdraw or supplement the Formal Valuation and the TD Securities Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to change, withdraw or supplement the Formal Valuation and the TD Securities Fairness Opinion after such date. TD Securities has not undertaken an independent evaluation, appraisal or physical inspection of any assets or liabilities (contingent or otherwise) of Nuvei or its subsidiaries or affiliates, nor has it been furnished with any such evaluation or appraisal.

TD Securities is not an expert on, and did not provide advice to the Special Committee regarding, legal, accounting, regulatory or tax matters. TD Securities has relied upon, without independent verification, the assessment of the Special Committee and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters.

The preparation of a formal valuation and fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Formal Valuation and the TD Securities Fairness Opinion. Accordingly, the Formal Valuation and the TD Securities Fairness Opinion should be read in their entirety.

Overview of Nuvei

Nuvei is a Canadian fintech company that provides payment technology and solutions to businesses globally. The Company offers a proprietary modular technology platform that combines gateway, acceptance, reconciliation, settlement, currency management, risk management and other value-added solutions. Through Nuvei’s platform, businesses can pay and/or accept payments worldwide regardless of the transaction counterparty’s location, device or preferred payment method. Nuvei connects businesses with their customers in more than 200 markets worldwide, with 150 currencies and 700 alternative payment methods.

Nuvei distributes its solutions through three channels: direct sales targeting mid-market to large enterprises, indirect sales targeting smaller merchants, and through its technology partners. Revenue is generated from customers’ daily sales volume and various transaction and subscription-based fees for its modular technology. Examples of Nuvei’s modular technology include gateway, global processing, APMs, currency management, global payouts, fraud risk management, card issuing, digital asset payments, open banking, data reporting and reconciliation tools. Nuvei’s revenue is largely recurring due to the mission-critical nature of its payments product and custom integration of its technology with customers’ enterprise resource planning systems.

Nuvei is headquartered Montréal, Québec. The Company employs approximately 2,400 employees throughout North America, Latin America, Europe, Middle East and Africa, and Asia Pacific.

A summary of Nuvei’s recent trading history is provided in Appendix C to this Circular.

Historical Financial Information

The following table summarizes certain of Nuvei’s consolidated operating results for the fiscal years ended December 31, 2021, 2022, and 2023:

(in US$ millions)	Fiscal Year Ended December
	31,
	2021	2022	2023
Revenue	$725	$843	$1,190
Adjusted EBITDA[1]	$317	$351	$437
Adjusted EBITDA Margin	44%	42%	37%
Net Income (Loss)[2]	$107	$62	($1)
Capital Expenditures	$27	$48	$55
Cash Flow from Operating Activities	$267	$268	$263

Source: Nuvei public filings.

Notes:

1.

Adjusted EBITDA as reported by Nuvei and defined as net income (loss) before finance costs (recovery), finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other. Starting in the fourth quarter of FY2023, management implemented a prospective change to include interest revenue from segregated funds in revenue and Adjusted EBITDA. Interest revenue from segregated funds recognized in revenue and Adjusted EBITDA during the fourth quarter of FY2023 amounted to $3 million. Prior period revenue and Adjusted EBITDA figures were not retrospectively restated for such interest revenue from segregated funds.

2.	Represents net income (loss) attributable to Nuvei.

The following table summarizes Nuvei’s consolidated balance sheet as at the end of the fiscal years ended December 31, 2021, 2022, and 2023:

(in US$ millions)	As at December 31,
	2021	2022	2023
Cash and Cash Equivalents	$749	$752	$170
Segregated Funds	$721	$824	$1,455
Other Current Assets	$57	$81	$138
Intangible Assets	$748	$695	$1,305
Other Non-Current Assets	$1,181	$1,174	$2,066

Total Assets	$3,455	$3,525	$5,135

(in US$ millions)	As at December 31,
	2021	2022	2023
Current Portion of Loans and Borrowings	$7	$9	$12
Due to Merchants	$721	$824	$1,455
Other Current Liabilities	$129	$147	$213
Non-Current Loans and Borrowings	$501	$502	$1,248
Other Non-Current Liabilities	$76	$64	$162
Shareholders’ Equity	$2,022	$1,979	$2,044

Total Liabilities and Equity	$3,455	$3,525	$5,135

Source: Nuvei public filings.

As of February 29, 2024, Nuvei has approximately 149.7 million Shares outstanding on a fully-diluted basis.

Formal Valuation of the Shares

Definition of Fair Market Value

For purposes of the Formal Valuation, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act. In accordance with MI 61-101, TD Securities has made no downward adjustment to the fair market value of the Shares to reflect the liquidity of the Shares, the effect of the Arrangement on the Shares, or the fact that the Shares held by the Shareholders, other than the Rollover Shareholders, do not form part of a controlling interest.

Approach to Value

The Formal Valuation is based upon techniques and assumptions that TD Securities considers appropriate in the circumstances for the purpose of arriving at an opinion as to the range of the fair market value of the Shares. Fair market value of the Shares was analyzed on a going concern basis and was expressed as an amount per Share.

Valuation Methodologies

In preparing the valuation of the Shares, TD Securities primarily considered two methodologies:

1)	discounted cash flow (“DCF”) analysis; and

2)	precedent transactions analysis.

In addition, as discussed in greater detail below, TD Securities reviewed the results of a publicly traded companies analysis and an illustrative leveraged buyout analysis, but did not rely on these analyses for the purposes of the Formal Valuation and the TD Securities Fairness Opinion.

Discounted Cash Flow Analysis

TD Securities applied the DCF methodology to Nuvei in order to arrive at its conclusion regarding the fair market value of the Shares. The DCF methodology reflects the growth prospects and risks inherent in Nuvei’s business by taking into account the amount, timing and relative certainty of projected free cash flows expected to be generated by Nuvei. The DCF approach requires that certain assumptions be made regarding, among other things, future free cash flows, discount rates, and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values. TD Securities’ DCF analysis involved discounting to a present value Nuvei’s projected unlevered after-tax free cash flows from January 1, 2024 until

December 31, 2028 under the Management Forecast, including terminal values determined as at December 31, 2028, using an appropriate weighted average cost of capital (“WACC”) as the discount rate.

Precedent Transactions Analysis

In addition to the DCF analysis, TD Securities applied the precedent transactions methodology to Nuvei in order to arrive at its conclusion regarding the fair market value of the Shares. TD Securities identified and reviewed 17 precedent transactions involving North American merchant acquiror and payment processor companies, which had been completed and for which there was sufficient public information to derive valuation multiples. Ideally, precedent transactions considered would be comparable in terms of industry, operating characteristics, growth prospects, risk profile and size.

TD Securities considered enterprise value (“EV”) to earnings before interest, taxes, depreciation, and amortization (“EBITDA”) to be the primary valuation multiple when applying the precedent transactions methodology to Nuvei. TD Securities reviewed the definition of the LTM EBITDA reported by each of the companies included in the precedent transactions analysis and upon review, TD Securities determined that the majority of companies excluded interest revenue from segregated funds in the LTM EBITDA definition. Accordingly, TD Securities has excluded interest revenue from segregated funds in the Adjusted EBITDA for the precedent transactions analysis.

Publicly Traded Companies Analysis

As part of its publicly traded companies analysis, TD Securities applied the market trading multiples methodology to Nuvei in order to determine whether it would imply values that exceed the values implied by the DCF and precedent transactions methodologies. TD Securities identified and reviewed 10 publicly traded merchant acquiror and payment processor companies. Using these publicly traded companies, TD Securities derived appropriate valuation multiples for such companies based on the market trading prices of their common shares. Ideally, public companies considered would be comparable in terms of industry, operating characteristics, growth prospects, risk profile and size. TD Securities considered enterprise value to EBITDA to be the primary valuation multiple when applying the market trading multiples methodology to Nuvei. Based on this analysis, TD Securities concluded that the market trading multiples methodology implied values that were generally below the values determined by the methodologies primarily relied on by TD Securities. Given the foregoing and the fact that market trading prices generally reflect minority discount values, TD Securities did not rely on the publicly traded companies analysis in order to arrive at its conclusion regarding the fair market value of the Shares.

Illustrative Leveraged Buyout Analysis

TD Securities performed an illustrative leveraged buyout analysis to determine the prices at which a financial sponsor might effect a leveraged buyout of the Company under current market conditions. With respect to the illustrative leveraged buyout analysis, TD Securities made certain assumptions, including (i) the level of total debt available under current market conditions to effect a transaction of this nature, (ii) debt financing and transaction expenses based on prevailing market terms at the time of the analysis, (iii) a range of exit multiples, and (iv) a target range of annualized internal rates of return for the financial sponsor. TD Securities made these assumptions based upon the application of its professional judgment and experience. Based on these calculations, TD Securities concluded that the illustrative leveraged buyout analysis implied values that were generally below the values determined by the methodologies primarily relied on by TD Securities. Given the foregoing, and the illustrative nature of the analysis, TD Securities did not rely on this methodology in order to arrive at its conclusion regarding the fair market value of the Shares.

Discounted Cash Flow Analysis

Management Forecast

TD Securities was provided with the Management Forecast which had been presented to and approved by the Board of Directors of Nuvei, including members of the Special Committee. TD Securities reviewed the assumptions underlying the Management Forecast, including, but not limited to: sales channel growth rates, gross margins, commission buyouts, employee compensation, other operating expenses, capital expenditures, share-based payments, tax impact of depreciation and amortization, net working capital and financial impact of recent acquisitions completed by Nuvei. TD Securities was informed by Nuvei Management that the Management Forecast included contribution from Till Payments (“Till”), a payment solutions company acquired by Nuvei on January 5, 2024. The Management Forecast included a forecast line to account for interest revenue from segregated funds (corresponding to a prospective change that Nuvei implemented in the fourth quarter of FY2023, whereby interest revenue from segregated funds would be presented in revenue) and correspondingly such interest revenue was included in Adjusted EBITDA. TD Securities’ review of the Management Forecast was informed by equity research analyst reports, comparisons against select public peers, and other sources viewed as relevant including discussions with Nuvei Management and the Special Committee. Based upon such review, TD Securities considered the Management Forecast as reasonable and determined that it was appropriate for use in the DCF analysis and precedent transactions analysis, provided that interest revenue from segregated funds be excluded from the Adjusted EBITDA used in the terminal value of the DCF analysis and the precedent transactions analysis.

The following is a summary of the Management Forecast for the FY2024 to FY2028 period, as prepared by Nuvei Management and provided to TD Securities:

(in US$ millions)	Fiscal Year Ended December 31,
	2024	2025	2026	2027	2028
Revenue	$1,397	$1,602	$1,850	$2,135	$2,467

Adjusted EBITDA [1]	$488	$594	$725	$884	$1,083
Adjusted EBITDA Margin	35%	37%	39%	41%	44%
Capital Expenditures	$83	$96	$111	$128	$148
Commission Buyouts	—	$25	$30	$35	$40
Net Working Capital	($46)	($13)	$26	$71	$120

Note:

1.

Adjusted EBITDA as reported by Nuvei and defined as net income (loss) before finance costs (recovery), finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other.

Benefits to a Purchaser of Acquiring 100% of the Shares

In accordance with MI 61-101, TD Securities reviewed and considered whether any distinctive material value would accrue to the Advent Funds and the Rollover Shareholders and their respective affiliates, or any other purchaser of Nuvei through the acquisition of 100% of the Shares. TD Securities specifically addressed whether there were any material operating or financial benefits that would accrue to such a purchaser as a result of: (i) savings of direct costs resulting from being a publicly-listed entity; and (ii) savings of overhead and operating expenses including, but not limited to, senior management, legal, finance, human resources, operations, sales and marketing and other administrative and operating functions.

Based upon discussions with Nuvei Management, TD Securities concluded that the amount of synergies that could be realized by a financial purchaser without an existing payment processing business would be limited to the costs associated with being a publicly-listed entity. Nuvei Management provided TD Securities with a breakdown of the pre-tax estimated costs associated with being a publicly-listed entity, which totaled approximately $9 million per annum (“PubCo Synergies”).

Nuvei Management also indicated that a strategic purchaser with an existing payment processing business would likely be able to realize additional synergies. Based on analysis of disclosed cost synergies as a percentage of acquired company LTM revenue and costs for selected precedent transactions, including the cost synergies disclosed on Nuvei’s acquisition of Paya, TD Securities used an indicative amount of $80 million per annum of pre-tax synergies that a strategic purchaser could achieve (“Strategic Synergies”). While TD Securities discussed the Strategic Synergies with Nuvei Management and the Special Committee and believes that they are a reasonable indication, estimating synergies is inherently subject to uncertainty and the additional synergies that could be realized could vary materially from the indicative amount used by TD Securities.

For the purposes of the Formal Valuation and the TD Securities Fairness Opinion, TD Securities assumed that a financial or strategic purchaser of Nuvei would be willing to pay for 50% of the value of the PubCo Synergies or Strategic Synergies, respectively, in an open auction of Nuvei. TD Securities has reflected these amounts, net of the estimated costs to achieve Strategic Synergies, in its DCF analysis.

Summary of the Management Forecast

A summary of the Management Forecast unlevered after-tax free cash flow projections used for the DCF analysis is presented below:

(in US$ millions)	Fiscal Year Ended December 31,
	2024	2025	2026	2027	2028
Adjusted EBITDA	$488	$594	$725	$884	$1,083
Capital Expenditures	($83)	($96)	($111)	($128)	($148)
Commission Buyouts	—	($25)	($30)	($35)	($40)
Share-Based Payments	($117)	($95)	($97)	($106)	($116)
Change in Net Working Capital1	($25)	($33)	($39)	($45)	($49)
Unlevered Cash Taxes2	($95)	($116)	($142)	($173)	($221)

Unlevered Free Cash Flow Before Synergies	$168	$230	$307	$397	$510
Unlevered Free Cash Flow Before Synergies	$168	$230	$307	$397	$510
After-Tax PubCo Synergies (50% Inclusion)	$4	$4	$4	$4	$4

Unlevered Free Cash Flow After PubCo Synergies	$171	$233	$310	$401	$513
Unlevered Free Cash Flow Before Synergies	$168	$230	$307	$397	$510
After-Tax Strategic Synergies (50% Inclusion)	—	$15	$30	$30	$30

Unlevered Free Cash Flow After Strategic Synergies	$168	$245	$337	$427	$540

Notes:

1.	Change in Net Working Capital as per Management Forecast and based on historical levels of working capital accounts relative to revenue, cost of sales or operating expenses, as applicable.
2.	Based on 25% cash tax rate as per the Management Forecast and discussions with Nuvei Management regarding the tax deductibility of amortization related to intangibles and share-based payments.

Discount Rates

Projected unlevered after-tax free cash flows for Nuvei developed from the Management Forecast were discounted based on the WACC. The WACC for Nuvei was calculated based upon Nuvei’s after-tax cost of debt and equity, weighted based upon an assumed optimal capital structure. The assumed optimal capital structure was determined based upon a review of the capital structures of publicly traded companies and the risks inherent in Nuvei and the merchant acquiror and payment processor industry. The cost of debt for Nuvei was calculated based on the risk-free rate of return and an appropriate borrowing spread to reflect credit risk at the assumed optimal capital structure. TD Securities used the capital asset pricing model (“CAPM”) approach to determine the appropriate cost of equity. The CAPM approach calculates the cost of equity with reference to the risk-free rate of return, the volatility of equity prices relative to a benchmark (“Beta”) and the equity risk premium. TD Securities reviewed a range of unlevered Betas for Nuvei and a select group of public companies that have risks similar to Nuvei in order to select the appropriate Beta for Nuvei. The selected unlevered Beta was levered using the assumed optimal capital structure and was then used to calculate the cost of equity. TD Securities also applied a mid-cap size premium to the cost of equity.

The base assumptions used by TD Securities in estimating the WACC for Nuvei were as follows:

Cost of Debt
Risk Free Rate (10-Year U.S. Government Bond Yield)	4.20%
Borrowing Spread	3.80%
Pre-Tax Cost of Debt	8.00%
Tax Rate	25.0%
After Tax Cost of Debt	6.00%
Cost of Equity
Risk Free Rate (10-Year U.S. Government Bond Yield)	4.20%
Equity Risk Premium1	7.17%
Size Premium2	0.66%
Unlevered Beta	1.50
Levered Beta	1.78
After Tax Cost of Equity	17.63%
WACC
Optimal Capital Structure (% Debt)	20.0%
WACC	15.30%

Notes:

1.	Source: International Equity Risk Premium Report from Kroll, Inc. as of December 31, 2023.
2.	Source: Size premium for Mid-Cap 3-5 decile companies from Kroll, Inc. CRSP Deciles Size Premia Study as of December 31, 2023.

Based upon the foregoing and taking into account sensitivity analysis on the variables discussed above, TD Securities determined the appropriate WACC for Nuvei to be in the range of 14.50% to 15.50%.

Terminal Value

TD Securities developed a terminal enterprise value for Nuvei based on a review of select precedent transactions and taking into account the growth prospects and risks for Nuvei beyond the terminal year. In doing so, terminal enterprise value to EBITDA multiples were applied against the terminal year’s Adjusted EBITDA (excluding interest revenue from segregated funds). TD Securities considered the implied growth rates into perpetuity of the free cash flows following the end of the forecast period to be reasonable in the circumstances.

Summary of Discounted Cash Flow Analysis

The following is a summary of the value per Share of Nuvei implied by TD Securities’ DCF analysis:

(in US$ millions, except per share data in US$)	With PubCo Synergies		With Strategic Synergies
	Low	High	Low	High
Assumptions
WACC	15.50%	14.50%	15.50%	14.50%
Terminal EBITDA Multiple	10.0x	12.0x	10.0x	12.0x
Implied Growth Rate Into Perpetuity	9.1%	9.2%	9.0%	9.1%
DCF Analysis
EBITDA Multiple Approach
Net Present Value Unlevered After-Tax Free Cash Flows	$1,074	$1,100	$1,128	$1,156
Net Present Value Terminal Value	$5,261	$6,594	$5,433	$6,810

Enterprise Value	$6,335	$7,694	$6,562	$7,966
Net Debt1	($1,147)	($1,147)	($1,147)	($1,147)
Non-Controlling Interest	($18)	($18)	($18)	($18)

Equity Value	$5,170	$6,529	$5,397	$6,801
Equity Value per Share	$34.36	$43.27	$35.85	$45.05

Note:

1.	Balance sheet as at December 31, 2023, pro forma for Till acquisition purchase price of $30M in cash.

Sensitivity Analysis

As part of the DCF analysis, TD Securities performed sensitivity analyses on certain key assumptions as outlined below:

(in US$ millions, except per share data in US$)
Variable	Sensitivity	Impact on Equity Value per Share[1]
Terminal Value EBITDA Multiple	- /+ 0.5x	($1.82) / $1.82
WACC	- /+ 1.0%	($1.88) / $1.98
Revenue Growth[2]	- /+ 0.5%	($1.29) / $1.31
EBITDA Margin[2]	- /+ 1.0%	($1.20) / $1.20
Operating Expenses[2]	- /+ $10M	($0.56) / $0.56
Synergies as a Percentage of Cost Base[3]	- / + 2.5%	($0.47) / $0.47
Capital Expenditures as a Percentage of Revenue[2]	- / + 1.0%	($0.43) / $0.43

Notes:

1.	Impact is calculated based on the midpoint of the DCF analysis parameters including Strategic Synergies.
2.	Applied per annum to the FY2024 – FY2028 period.
3.	Cost Base (FY2023) calculated as revenue less Adjusted EBITDA, on a pro forma basis.

Precedent Transactions Analysis

TD Securities reviewed publicly available information with respect to precedent transactions in the merchant acquiror and payment processor industry. TD Securities applied the precedent transactions methodology to calculate an enterprise value for Nuvei and then adjusted for the value impact of Nuvei’s net debt, non-controlling interest and pro forma for the Till acquisition to determine the resulting implied value per Share. The precedent transactions that were identified and reviewed by TD Securities are summarized below:

Date Ann.	Acquiror Target	Enterprise Value		EV /LTM EBITDA		EV /NTM EBITDA
(in US$ millions)
6-Jul-23	GTCR Worldpay	$17,500	[1]	9.8x	[1]	9.1x
9-Jun-23	Brookfield Network International Holdings	$2,837		15.9x		13.5x
9-Jan-23	Nuvei Paya Holdings	$1,379		19.3x		17.0x
28-Oct-22	Sixth Street / BGH Capital Pushpay	$1,038		17.4x		18.5x
1-Aug-22	Global Payments Evo Payments	$3,967		20.5x		17.3x
22-Apr-21	Deluxe First American Payments Systems	$960		16.4x		n.a.
15-Nov-20	Nexi S.p.A Nets A/S	$8,936	[2]	19.9x	[2]	n.a.
5-Oct-20	Nexi S.p.A SIA	$6,294	[3]	19.2x	[3]	n.a.
3-Feb-20	Wordline SA Ingenico	$10,000		14.9x		13.6x
28-May-19	Global Payments Total System Services	$25,083		18.0x		16.7x
22-May-19	Nuvei SafeCharge	$776		20.8x		17.7x
18-Mar-19	FIS Worldpay	$43,417		22.9x		20.3x
16-Jan-19	Firserv First Data	$42,287		13.0x		12.3x
25-Sep-17	Hellman & Friedman Nets	$6,608		15.2x		14.1x
21-Jul-17	CVC / Blackstone Group Paysafe group	$4,135		12.7x		11.6x
4-Jul-17	Vantiv Worldpay	$12,000		18.6x		16.8x
29-May-17	First Data CardConnect	$750		19.8x		15.4x

Average				17.3x		15.3x

Notes:

1.	Implied EV excludes contingent consideration of $1B, LTM EBITDA is based on FY2023 and includes estimated dis-synergies and previously unallocated corporate and other costs.
2.	Does not include €250M earn-out payable in shares in 2022 based on FY2021 EBITDA. Multiple is based on FY2020 Adj. EBITDA reported by acquiror.
3.	Based on FY2020 Adj. EBITDA reported by acquiror.

The process of analyzing valuation multiples implied by precedent transactions and applying these valuation multiples to Nuvei involved certain judgments concerning the financial and operating characteristics of the companies acquired in these transactions compared to Nuvei. Given differences in business mix, economic and market conditions, growth prospects and risks inherent in the precedent transactions identified, TD Securities did not consider any specific target or precedent transaction to be directly comparable to Nuvei or the Arrangement. Precedent transaction multiples observed for the selected transactions ranged from 9.8x to 22.9x for EV / LTM EBITDA and 9.1x to 20.3x for EV / NTM EBITDA.

Based upon the foregoing, TD Securities determined the appropriate valuation multiples to be in the range of 13.0x to 20.0x EV / Pro Forma Adjusted EBITDA (FY2023) and 12.0x – 18.0x EV / Pro Forma Adjusted EBITDA (FY2024).

Based on discussions with Nuvei Management, TD Securities determined the following pro forma adjustments were required to the Adjusted EBITDA used to conduct the precedent transactions methodology:

•

Paya EBITDA Contribution. On February 22, 2023, Nuvei acquired 100% of the common shares of Paya. TD Securities determined an adjustment was required to reflect a full year of Paya EBITDA contribution. Based on discussions with Nuvei Management, Paya generated revenue of approximately $40 million for January to February prior to close at a 26% EBITDA margin assumption, or approximately $10 million of EBITDA contribution not reflected in the FY2023 Adjusted EBITDA.

•

Paya Synergies. Nuvei Management identified a target level of run-rate cost synergies for Paya. Based on discussions with Nuvei Management and a review of supporting documentation regarding realized and anticipated Paya synergies, TD Securities has applied a $5 million pro forma EBITDA adjustment calculated as expected run-rate Paya synergies less realized synergies achieved in FY2023.

•

Till EBITDA Contribution. Nuvei Management informed TD Securities that Till had not yet generated positive EBITDA and the Management Forecast for FY2024 assumed $5 million of negative EBITDA contribution from Till. As such, for the purposes of applying the precedent transaction multiples, TD Securities assumed that Till would be valued at book value equal to the cash purchase price of $30 million and excluded its EBITDA contribution from Adjusted EBITDA in FY2024.

The following is a summary of the aforementioned adjustments applied to Adjusted EBITDA used for the purposes of the precedent transactions analysis:

(in US$ millions)	FY2023	FY2024
Adjusted EBITDA	$437	$488
Interest Revenue from Segregated Funds	($3)	($14)

Adjusted EBITDA (Excl. Interest Revenue from Segregated Funds)	$434	$474
Paya EBITDA Contribution During January - February 2023	$10	—
Adjustment to Run-Rate Paya Cost Synergies	$5	—
Till EBITDA Contribution Added-Back	—	$5

Pro Forma Adjusted EBITDA	$449	$480

Summary of Precedent Transactions Value

The following is a summary of the value per Share of Nuvei implied by TD Securities’ precedent transactions analysis:

(in US$ millions)	Pro Forma Adjusted EBITDA (FY2023)		Pro Forma Adjusted EBITDA (FY2024)
	Low	High	Low	High
Pro Forma Adjusted EBITDA	$449		$480
EV / EBITDA	13.0x	20.0x	12.0x	18.0x

Enterprise Value Before Till	$5,839	$8,982	$5,756	$8,634
Till Enterprise Value	$30		$30

Total Enterprise Value	$5,869	$9,012	$5,786	$8,664
Net Debt[1]	($1,147)		($1,147)
Non-Controlling Interest	($18)		($18)

Equity Value	$4,704	$7,848	$4,621	$7,499
Equity Value per Share	$31.31	$51.90	$30.77	$49.62

Note:

1.	Balance sheet as at December 31, 2023, pro forma for Till acquisition purchase price of $30M in cash.

Valuation Summary

The following is a summary of the range of the fair market values of the Shares resulting from the DCF analysis and the precedent transactions analysis:

(in US$ millions, except per share data in US$)	Value Using DCF Analysis				Value Using Precedent Transactions Analysis
	With PubCo Synergies		With Strategic Synergies		Pro Forma Adjusted EBITDA (FY2023)		Pro Forma Adjusted EBITDA (FY2024)
	Low	High	Low	High	Low	High	Low	High
Equity Value	$5,170	$6,529	$5,397	$6,801	$4,704	$7,848	$4,621	$7,499
Equity Value per Share	$34.36	$43.27	$35.85	$45.05	$31.31	$51.90	$30.77	$49.62

In arriving at its opinion as to the fair market value of the Shares, TD Securities made qualitative judgments based upon its experience in rendering such opinions and on circumstances prevailing as to the significance and relevance of each valuation methodology.

Valuation Conclusion

Based upon and subject to the foregoing, TD Securities is of the opinion that, as of April 1, 2024, the fair market value of the Shares is in the range of $33.00 to $42.00 per Share.

TD Securities Fairness Opinion

Approach to Fairness

In considering the fairness of the Consideration to be received by the Shareholders pursuant to the Arrangement, other than the Rollover Shareholders and any other Shareholders required to be excluded from the minority approval pursuant to MI 61-101, TD Securities principally considered and relied upon:

1)	a comparison of the Consideration to the fair market value of the Shares as determined in the Formal Valuation; and

2)	a comparison of the premiums implied by the Consideration to the trading prices of the Subordinate Voting Shares prior to the day media reports were published concerning a potential transaction involving the Company to the unaffected premiums implied by selected North American all-cash large cap technology takeover transactions.

Comparison of the Consideration to the Fair Market Value of the Shares

The Consideration to be received by the Shareholders, other than the Rollover Shareholders and any other Shareholders required to be excluded from the minority approval pursuant to MI 61-101, pursuant to the Arrangement is within the range of the fair market value of the Shares as at April 1, 2024, as determined by TD Securities in the Formal Valuation.

Comparison of Implied Premiums

TD Securities considered premiums implied by the Consideration to the closing price of the Subordinate Voting Shares on the Nasdaq on March 15, 2024, the last trading day prior to media reports concerning a potential transaction involving the Company and compared these premiums to the unaffected premiums implied by selected North American all-cash large cap technology takeover transactions.

Unaffected Premium
North American All-Cash Large Cap Technology Premiums[1]
Average	38.2%
Median	32.3%

Premiums Implied by the Consideration
Nuvei Subordinate Voting Shares (March 15, 2024)	56.3%

Note:

1.	Includes transactions since 2014 involving North American technology public targets where there is a change of control and an overall deal value greater than $1 billion.

Although TD Securities did not consider any specific transaction to be directly comparable to the Arrangement, TD Securities believes that the transactions considered, in the aggregate, provide a useful comparison benchmark. TD Securities noted that the premiums implied by the Consideration are above the median and average premiums implied by the selected North American all-cash large cap technology transactions.

TD Securities Fairness Opinion Conclusion

Based upon and subject to the foregoing, and such other matters that TD Securities considered relevant, TD Securities is of the opinion that, as of April 1, 2024, the Consideration to be received by the Shareholders, other than the Rollover Shareholders and any other Shareholders required to be excluded from the minority approval pursuant to MI 61-101, pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

Other Presentations by TD Securities

In addition to the Formal Valuation and the TD Securities Fairness Opinion rendered to the Special Committee on April 1, 2024 and reviewed with the Special Committee on such date, as summarized above, TD Securities made certain preliminary illustrative presentations to the Special Committee on January 16, 2024, February 8, 2024, and February 27, 2024 (the “Preliminary TD Securities Presentations”). Copies of the Formal Valuation and the TD Securities Fairness Opinion and the Preliminary TD Securities Presentations have been filed with the SEC as exhibits to the Schedule 13E-3.

The Preliminary TD Securities Presentations contained analyses substantially similar to the analyses contained in the Formal Valuation and the TD Securities Fairness Opinion using the same methodologies, as summarized above. However, the Preliminary TD Securities Presentations were in draft form, did not form the basis of the Formal Valuation and the TD Securities Fairness Opinion and none of the Preliminary TD Securities Presentations, alone or together, constitutes a valuation by, or an opinion of TD Securities.

The financial analyses in such Preliminary TD Securities Presentations were based on financial, economic, monetary, market, and other conditions and circumstances as they existed as of the relevant dates for each such presentation, as well as other information that were available at such time to TD Securities. Accordingly, the results of the financial analyses contained in each such presentation differed due to changes in those conditions, circumstances and information, as well as TD Securities’ continuing refinement to various aspects of its financial analyses over time. Each Preliminary TD Securities Presentation and the draft preliminary analyses therein was as of such date, not a formal valuation and further analysis, refinement and receipt of additional information was required prior to TD Securities being in a position to provide a formal valuation range.

The Preliminary TD Securities Presentations as well as the Formal Valuation and the TD Securities Fairness Opinion will be available for any interested Shareholder to inspect and copy at the Company’s executive offices during regular business hours.

Barclays Fairness Opinion

In determining that the Arrangement is in the best interests of the Company and fair to the Shareholders (other than the Rollover Shareholders), the Board considered, among other things, the Barclays Fairness Opinion prepared by Barclays.

The Board of Directors resolved to engage Barclays as its financial advisor to assist in the review of any potential transaction involving the Company on November 23, 2023. Nuvei then formally engaged Barclays to act as its financial advisor with respect to pursuing strategic alternatives for Nuvei, including a possible sale of Nuvei, pursuant to an engagement letter dated February 8, 2024. On April 1, 2024, Barclays rendered its oral opinion (which is customary), and which was subsequently confirmed in writing on the same day, to the Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the Consideration to be received by Shareholders (other than the Rollover Shareholders in respect of the Rollover Shares) pursuant to the Arrangement Agreement and the Plan of Arrangement is fair, from a financial point of view, to such Shareholders.

The full text of the Barclays Fairness Opinion, dated as of April 1, 2024, is attached as Appendix D to this Circular. Barclays Fairness Opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the Barclays Fairness Opinion carefully in its entirety. The following is a summary of Barclays Fairness Opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, is addressed to the Board of Directors, addresses only the fairness, from a financial point of view, of the Consideration to be received by Shareholders (other than the Rollover Shareholders in respect of the Rollover Shares) pursuant to the Arrangement Agreement and the Plan of Arrangement, and does not constitute a recommendation to any Shareholder as to how such Shareholder should vote with respect to the Arrangement or any other matter. The terms of the Arrangement were determined through extensive negotiations between Nuvei and the Purchaser and were unanimously approved by the Board of Directors (with the interested directors declaring their interests and abstaining from voting). Barclays did not recommend any specific form of consideration to Nuvei or that any specific form of consideration constituted the only appropriate consideration for the Arrangement. Barclays was not requested to address, and its opinion does not in any manner address, Nuvei’s underlying business decision to proceed with or effect the Arrangement, the likelihood of the consummation of the Arrangement, or the relative merits of the Arrangement as compared to any other transaction in which Nuvei may engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Arrangement, or any class of such persons, relative to the Consideration to be offered to the Shareholders (other than the Rollover Shareholders in respect of the Rollover Shares) in the Arrangement. Barclays was not engaged by Nuvei to prepare a formal valuation of Nuvei’s securities. No limitations were imposed by the Board upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed drafts of the Arrangement Agreement and the Plan of Arrangement, each dated as of March 31, 2024, and the specific terms of the Arrangement;

•

reviewed and analyzed publicly available information concerning Nuvei that Barclays believed to be relevant to its analysis, including Nuvei’s Annual Report on Form 40-F for the fiscal year ended December 31, 2023;

•

reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Nuvei furnished to Barclays by Nuvei, including financial projections of Nuvei prepared by management of Nuvei;

•

reviewed and analyzed a trading history of the Subordinate Voting Shares of Nuvei from September 17, 2020 to March 28, 2024, and a comparison of that trading history with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the historical financial results and present financial condition of Nuvei with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the Arrangement with the financial terms of certain other transactions that Barclays deemed relevant;

•	reviewed and analyzed published consensus estimates of independent research analysts with respect to the future financial performance and price targets of Nuvei;

•	reviewed and analyzed the results of Barclays’s efforts to solicit indications of interest from third parties with respect to a sale of Nuvei;

•	had discussions with the management of Nuvei concerning its business, operations, assets, liabilities, financial condition and prospects; and

•	has undertaken such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and had not assumed responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of management of Nuvei that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Nuvei, upon the advice of Nuvei, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Nuvei as to Nuvei’s future financial performance and that Nuvei would perform in accordance with such projections. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of Nuvei and did not make or obtain any evaluations or appraisals of the assets or liabilities of Nuvei. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, April 1, 2024. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after, April 1, 2024.

Barclays assumed that the executed Arrangement Agreement would conform in all material respects to the last draft reviewed by Barclays. Additionally, Barclays assumed the accuracy of the representations and warranties contained in the Arrangement Agreement and all the agreements related thereto. Barclays also assumed, upon the advice of Nuvei, that all material governmental, regulatory and third party approvals, consents and releases for the Arrangement would be obtained within the constraints contemplated by the Arrangement Agreement and the Plan of Arrangement and that the Arrangement will be consummated in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the Arrangement, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood Nuvei had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the Shares of Nuvei but rather made its determination as to fairness, from a financial point of view, of the Consideration to be received by Shareholders (other than the Rollover Shareholders in respect of the Rollover Shares) pursuant to the Arrangement Agreement and the Plan of Arrangement, on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Summary of Material Financial Analysis

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Board. The summary of Barclays’ analyses and reviews provided below is not a complete description of the analyses and reviews underlying Barclays’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

For the purposes of its analyses and reviews, Barclays made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Nuvei, Advent, Barclays or any other parties to the Arrangement. No company, business or transaction considered in Barclays’ analyses and reviews is identical to Nuvei or the Arrangement, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Barclays’ analyses and reviews. None of Nuvei, Advent, the Purchaser, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favourable than as set forth below. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or reflect the prices at which the companies, businesses or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, Barclays’ analyses and reviews are inherently subject to substantial uncertainty.

The summary of the financial analyses and reviews provided below includes information presented in tabular format. In order to fully understand the financial analyses and reviews used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Barclays’ analyses and reviews.

Selected Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per share of Nuvei by reference to those companies, which could then be used to calculate implied ranges, Barclays reviewed and compared specific financial and operating data relating to Nuvei with selected companies that Barclays, based on its experience in the payments technology industry, deemed comparable to Nuvei. The selected comparable companies with respect to Nuvei were:

Business Comparables

•	dLocal Limited

•	Adyen N.V.

•	Shift4 Payments, LLC

Business and Valuation Comparables

•	Corpay, Inc.

•	REPAY Holdings, LLC

•	Fiserv, Inc.

•	i3 Verticals, LLC

•	Global Payments Direct, Inc.

•	Paysafe Limited

•	Fidelity National Information Services, Inc.

Barclays calculated and compared various financial multiples and ratios of Nuvei and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s enterprise value (“EV”), as a multiple of its calendar year 2023 and 2024 estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”). The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations for the comparable companies were performed and based on publicly available financial data (including FactSet) and closing prices, as of March 28, 2024, the second to last trading date prior to the delivery of Barclays’ opinion. The results of this selected comparable company analysis are summarized below:

Metrics	Low	High	Median
EV / CY2023A EBITDA	7.3x	58.3x	13.4x
EV / CY2024E EBITDA	7.0x	44.6x	11.8x

Barclays selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of Nuvei. However, because no selected comparable company is exactly the same as Nuvei, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Nuvei and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Nuvei and the companies included in the selected company analysis. Based upon these judgments, Barclays selected a range of 9.5x to 12.0x of 2023 actual EBITDA and a range of 8.5x to 11.0x of 2024 estimated EBITDA and applied each such range to Nuvei’s 2023 actual EBITDA and 2024 estimated EBITDA excluding interest revenue from segregated funds as set out in the Management Forecast and added the impact of the interest revenue from segregated funds based on discounted cash flow analysis to calculate ranges of implied prices per share of Nuvei of $20.07 to $27.27 and $19.45 to $27.32, respectively.

Barclays noted that on the basis of the selected comparable company analysis, the Consideration of $34.00 per Share was above the ranges of implied values per share calculated using the Management Forecasts.

Selected Precedent Transaction Analysis

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to Nuvei with respect to the size, mix, margins and other characteristics of their businesses.

As part of its selected precedent transaction analysis, for each of the selected transactions, based on information Barclays obtained from company filings and broker research, Barclays analyzed the ratio of each target company’s EV to both the LTM and the NTM EBITDA multiples at the time of announcement of the respective transactions. The results of this precedent transaction analysis are summarized below:

Date Announced	Acquiror	Target	EV/EBITDA LTM	EV/EBITDA NTM
07/05/2023	GTCR, LLC	Worldpay, Inc.	9.8x	9.5x
06/09/2023	Brookfield Asset Management	Network International Holdings	16.0x	13.9x
01/09/2023	Nuvei Corporation	Paya Holdings Inc.	18.3x	16.2x
10/28/2022	Sixth Street Partners, LLC; BGH Capital Pty. Ltd.	Pushpay Holdings Ltd.	17.4x	18.3x
08/01/2022	Global Payments Inc.	EVO Payments Inc.	21.4	19.2x
04/22/2021	Deluxe Corporation	First American Payment Systems, L.P.	15.6x	NA
11/02/2020	Nexi S.p.A.	Nets A/S	20.4x	17.3x
10/05/2020	Nexi S.p.A.	SIA S.p.A.	19.8x	18.8x

Date Announced	Acquiror	Target	EV/EBITDA LTM	EV/EBITDA NTM
02/03/2020	Worldline S.A.	Ingenico Group S.A.	15.0x	14.0x
05/28/2019	Global Payments Inc.	Total System Services Inc.	17.8x	16.6x
05/22/2019	Nuvei Corporation	SafeCharge International Group Limited	20.3x	17.6x
03/18/2019	Fidelity National Information Services, Inc.	Worldpay, Inc.	22.6x	20.0x
01/16/2019	Fiserv, Inc.	First Data Corporation	12.0x	11.4x
04/12/2018	Paysafe Group PLC	iPayment Holdings, Inc.	8.8x	NA
12/18/2017	Total System Services Inc.	Cayan LLC	23.3x	23.9x
09/25/2017	Hellman & Friedman LLC	Nets A/S	14.8x	13.9x
07/21/2017	CVC Capital Partners SICAV-FIS S.A.; Blackstone Inc.	Paysafe Group Ltd.	12.5x	11.2x
07/04/2017	Vantiv, Inc.	Worldpay Group PLC	18.5x	16.0x
05/29/2017	First Data Corp.	CardConnect Corp.	19.0x	15.4x
Median			17.8x	16.2x
Mean			17.0x	16.1x

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Nuvei and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the Arrangement. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the Arrangement which would affect the acquisition values of the selected target companies and Nuvei. Based upon these judgments, Barclays selected a range of 14.0x to 18.0x of 2023 actual EBITDA and a range of 13.0x to 16.0x of 2024 estimated EBITDA and applied each such range to Nuvei’s 2023 actual EBITDA and 2024 estimated EBITDA excluding interest revenue from segregated funds as set out in the Management Forecast and added the impact of the interest revenue from segregated funds based on discounted cash flow analysis to calculate ranges of implied prices per share of Nuvei of $32.97 to $44.35 and $33.54 to $42.87, respectively.

Barclays noted that on the basis of the selected precedent transaction analysis, the Consideration of $34.00 per Share was within the range of implied values per share calculated using the Management Forecasts.

Discounted Cash Flow Analysis

In order to estimate the present value of the Shares, Barclays performed a discounted cash flow analysis of Nuvei. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of Nuvei using the discounted cash flow method, Barclays added (i) Nuvei’s projected after-tax unlevered free cash flows for calendar year 2024 through 2028 based on the Management Forecasts, (ii) the “terminal value” of Nuvei as of the end of calendar year 2028, and (iii) interest revenue from segregated funds, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expense, adding amortization of acquired intangibles, depreciation and other amortization, and subtracting stock-based compensation, capital expenditures and commission buyouts and adjusting for changes in net working capital. The residual value of Nuvei at the end of the forecast period, or “terminal value,” was estimated by selecting a range of estimated LTM Adj. EBITDA exit multiples. Barclays assumed a range of terminal value LTM Adj. EBITDA exit multiples of 9.5x to 12.0x, which was derived by Barclays utilizing its professional judgment and experience, taking into account the results from the selected comparable companies analysis and applying such range to the Management Forecasts. The range of after-tax discount rates of 13.5% to 15.0% was selected based on an analysis of the weighted average cost of capital of Nuvei and the comparable companies. Barclays then calculated a range of implied prices per share of Nuvei by subtracting the estimated net debt as of December 31, 2023 pro forma for the cash impact of the Till acquisition and the book value of the minority interest as of December 31, 2023 from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of Shares as of February 29, 2024. The following summarizes the result of these calculations:

	Selected Terminal Value LTM Adj. EBITDA Multiple Range	Implied Equity Value per Share
Discount Rate of 13.5% to 15.0%	9.5x to 12.0x	$33.36-$45.25

Barclays noted that on the basis of the discounted cash flow analysis, the Consideration of $34.00 per Share was within the ranges of implied values per share calculated using the Management Forecasts.

Other Factors

Barclays also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were references for informational purposes, including, among other things, the leveraged acquisition analysis, transaction premium analysis, analyst price target analysis and historical share price analysis, each described below.

Leveraged Acquisition Analysis

Barclays performed a leveraged acquisition analysis in order to ascertain a price for the Shares which might be achieved in a leveraged buyout transaction with a financial buyer using a debt capital structure consistent with the Arrangement and based upon current market conditions. Barclays assumed the following in its analysis: (i) a debt capital structure of Nuvei based on 5.5x net leverage, and (ii) an equity investment that would achieve a rate of return of approximately 20% to 25% over 5 years. Based upon these assumptions, Barclays selected an exit LTM EBITDA multiple range of 9.5x to 12.0x and applied such range to the Management Forecasts to calculate a range of implied prices per Share of $27.35 to $39.65.

Transaction Premium Analysis

In order to assess the premium offered to the Shareholders in the Arrangement relative to the premiums offered to shareholders in other transactions, Barclays reviewed the premium paid in 652 technology transactions and 142 technology take-private transactions across the Americas, Europe, UK, Asia and Australia since 2018, including six transactions in the payments sector. For each transaction, Barclays calculated the premium per share paid by the acquirer by comparing the announced transaction value per share to the target company’s historical average share price during the following periods: (i) one trading day prior to the unaffected date, and (ii) the 52-week high closing price prior to announcement. The results of this transaction premium analysis for the take-private transactions in the technology sector are summarized below:

	First Quartile	Median	Third Quartile
Premium to Unaffected Price	24%	34%	55%
Premium as a Percentage of 52-Week High Price	(20%)	(4%)	16%

The reasons for and the circumstances surrounding each of the transactions analyzed in the transaction premium analysis were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Nuvei and the companies included in the transaction premium analysis. Accordingly, Barclays believed that a purely quantitative transaction premium analysis would not be particularly meaningful in the context of considering the Arrangement. Barclays therefore made qualitative judgments concerning the differences between the characteristics of the selected transactions and the Arrangement which would affect the acquisition values of the target companies and Nuvei. Based upon these judgments, Barclays selected ranges of premiums paid of 25% to 50% to the unaffected share price and (20)% to 10% for the 52-week high share price and applied these ranges of premia paid to the closing price of $21.79 of the Subordinate Voting Shares as of March 15, 2024, the last day prior to mainstream media reports regarding a possible sale transaction, and to the 52-week high price of $43.77 of the Subordinate Voting Shares, respectively, to calculate a range of implied prices per Share. The following summarizes the result of these calculations:

Implied Price Per Share
Unaffected Premium Range	$27.23 - $32.68
52-Week High Premium Range	$35.02 - $48.15

Analyst Price Target Analysis

Barclays reviewed the price target for the Shares published by 18 research analysts covering Nuvei, as of a range of dates between March 6, 2024 and March 15, 2024. The publicly available per share price targets published by such research analysts do not necessarily reflect current market trading prices for the Shares and such estimates are subject to uncertainties, including future financial performance of Nuvei and future market conditions. Barclays noted that the range of low to high price targets was $27.00 to $40.00 per Share (with a median of $30.00 per Share).

Historical Share Price Analysis

To illustrate the trend in the historical trading price of the Subordinate Voting Shares, Barclays considered historical data with regard to the trading price of the Subordinate Voting Shares for the 52-week period from March 28, 2023 to March 28, 2024. Barclays noted that during this period, the closing price of the Subordinate Voting Shares ranged from $13.35 to $43.77 per Subordinate Voting Share (with an average trading price of $26.41 per Subordinate Voting Share).

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Board selected Barclays because of its familiarity with Nuvei and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the Arrangement. The Barclays Fairness Opinion expressed herein represents the opinion of Barclays and the form of and content herein have been approved by a committee of senior officers of Barclays, each of whom is experienced in mergers and acquisitions, divestitures, valuation analyses, fairness opinions and fairness opinion-related matters.

Barclays is acting as financial advisor to Nuvei in connection with the Arrangement. As compensation for its services in connection with the Arrangement, Nuvei paid Barclays a fee of $1.5 million upon the delivery of Barclays’ opinion, which is referred to as the “Opinion Fee.” The Opinion Fee was not contingent upon the conclusion of Barclays’ opinion or the consummation of the Arrangement. Additional compensation of $15 million will be payable on completion of the Arrangement against which the amounts paid for the opinion will be credited. Nuvei may also elect, in its sole discretion, to pay Barclays a discretionary fee of up to $2.5 million. Such additional compensation and discretionary fee are payable in cash at the closing of the Arrangement. In addition, Nuvei has agreed to reimburse Barclays for a portion of its reasonable out-of-pocket expenses incurred in connection with the Arrangement and to indemnify Barclays for certain liabilities that may arise out of its engagement by Nuvei and the rendering of Barclays’ opinion.

Nuvei has determined that Barclays is not independent from the Company, Advent, CDPQ or any of their respective associates and affiliates as a result of certain relationships described in the Barclays Fairness Opinion. Barclays has performed various investment banking services for Nuvei, Advent, and CDPQ in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the past two years, Barclays has performed the following investment banking and financial services: (i) for Nuvei, (a) having acted as financial advisor to Nuvei in connection with its acquisition of Paya in January 2023 and (b) having acted as a joint lead arranger in connection with Nuvei’s $1.2 billion senior secured credit facility in December 2023 and currently acting as a lender under Nuvei’s existing credit facility; and (ii) for Advent and/or its affiliates, having been a counterparty to Advent in various risk management and financing transactions, including, but not limited to, hedging transactions, margin loans and asset finance facilities. During the period beginning January 1, 2022 through the date of rendering its opinion, the aggregate amount of fees that Barclays received from Nuvei and Advent for investment banking and financial services was approximately $8.2 million and $76.2 million, respectively. In the past two years, Barclays has performed the following financial services for CDPQ: currently serving as an agent in connection with the senior notes program of CDP Financial Inc., for which Barclays has received and expects to receive customary compensation. Barclays has not performed any investment banking services for Novacap for which Barclays has earned fees in the past two years. In addition, Barclays and its affiliates in the past may have provided, currently may be providing, or in the future may provide, investment banking services to Advent, Novacap, and CDPQ and certain of their respective affiliates and portfolio companies and has received or in the future may receive customary fees for rendering such services, including (i) Barclays may have acted or may be acting as financial advisor to Advent, Novacap, and CDPQ and certain of their respective portfolio companies and affiliates in connection with certain mergers and acquisition transactions; (ii) Barclays may have acted or may be acting as arranger, bookrunner and/or lender for Advent, Novacap, and CDPQ and certain of their respective portfolio companies and affiliates in connection with the financing for various acquisition transactions; and (iii) Barclays may have acted or may be acting as underwriter, initial purchaser and placement agent for various equity and debt offerings undertaking by Advent, Novacap, and CDPQ and certain of their respective portfolio companies and affiliates.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Nuvei, Advent, Novacap, and CDPQ for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

The Barclays Fairness Opinion will be available for any interested Shareholder to inspect and copy at the Company’s executive offices during regular business hours.

THE ARRANGEMENT

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass the Arrangement Resolution to approve the Arrangement. The Arrangement, the Plan of Arrangement and the terms of the Arrangement Agreement are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement and the Plan of Arrangement. A copy of the Arrangement Agreement is available under Nuvei’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and a copy of the Plan of Arrangement is attached as Appendix B to this Circular.

Overview

The Arrangement will be effected pursuant to the Plan of Arrangement, which provides for, among other things, the acquisition by the Purchaser of all of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares (other than the Rollover Shares). Pursuant to the Arrangement Agreement and the Plan of Arrangement, each Shareholder (except for the Rollover Shareholders) will receive $34.00 in cash per Share. The Rollover Shares, representing all of the issued and outstanding Multiple Voting Shares and 124,986 Subordinate Voting Shares, all held by the Rollover Shareholders, will be sold to the Purchaser in exchange for a combination of cash consideration based on the Consideration and shares in the capital of the Purchaser or an affiliate thereof, the whole in accordance with the terms of the Rollover Agreements. Following completion of the Arrangement, Philip Fayer, Novacap and CDPQ are expected to hold or exercise control or direction over, directly or indirectly, approximately 24%, 18% and 12%, respectively, of the common equity of the resulting private company.

Required Shareholder Approval

In order to become effective, the Arrangement must be approved by:

(i)

at least 66 2⁄3% of the votes cast by the holders of Multiple Voting Shares and Subordinate Voting Shares virtually present or represented by proxy at the Meeting, voting together as a single class (with each Subordinate Voting Share being entitled to one vote and each Multiple Voting Share being entitled to ten votes);

(ii)	not less than a simple majority of the votes cast by holders of Multiple Voting Shares virtually present or represented by proxy at the Meeting;

(iii)	not less than a simple majority of the votes cast by holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting; and

(iv)

as the Arrangement will constitute a “business combination” for the purposes of MI 61-101, not less than (a) a simple majority of the votes cast by holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting (excluding the Subordinate Voting Shares held by the Rollover Shareholders and the Persons required to be excluded for purposes of “minority approval” under MI 61-101 in the context of a “business combination,” namely the 124,986 Subordinate Voting Shares held or over which control or direction is exercised, directly or indirectly, by Philip Fayer), and (b) a simple majority of the votes cast by holders of Multiple Voting Shares virtually present or represented by proxy at the Meeting (excluding the Multiple Voting Shares held by the Rollover Shareholders and the Persons required to be excluded for purposes of “minority approval” under MI 61-101 in the context of a “business combination,” namely all of the issued and outstanding Multiple Voting Shares)

(collectively, the “Required Shareholder Approval”).

A copy of the Arrangement Resolution is set out in Appendix A of this Circular. To the knowledge of the Company, after reasonable inquiry, of the 63,965,523 Subordinate Voting Shares currently issued and outstanding, 63,840,537 Subordinate Voting Shares can be voted in respect of the minority approval threshold under MI 61-101. In the Interim Order, the Court declared that the vote set out in clause (iv)(b) above is satisfied as there are no holders of Multiple Voting Shares who are eligible to cast a vote thereunder, as all holders of Multiple Voting Shares are “interested parties” within the meaning of MI 61-101 and must be excluded from such vote.

The Arrangement Resolution authorizes the Board, without notice to or approval of the Shareholders, (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

Support and Voting Agreements

The directors and members of Senior Management of the Company who are not Rollover Shareholders, collectively own or exercise control or direction of approximately 0.20% of the Subordinate Voting Shares and have entered into D&O Support and Voting Agreements pursuant to which they have agreed, subject to the terms thereof, to vote all of their Subordinate Voting Shares IN FAVOUR of the Arrangement Resolution. In addition, the Rollover Shareholders, who collectively own or exercise control or direction over 100% of the Multiple Voting Shares, approximately 0.20% of the Subordinate Voting Shares, and approximately 92% of the voting rights associated to all of the issued and outstanding Shares, have entered into Rollover Shareholder Support and Voting Agreements pursuant to which they have agreed, subject to the terms thereof, to vote all of their Shares IN FAVOUR of the Arrangement Resolution. The Subordinate Voting Shares held by the Rollover Shareholders will be excluded for purposes of the “minority approval” under MI 61-101. See “Information Concerning Nuvei – Ownership of Securities.”

The covenants of such directors and members of Senior Management of the Company pursuant to the D&O Support and Voting Agreements include:

(a)

to cause to be counted as present for purposes of establishing quorum and vote or to cause to be voted all of the Subject Securities entitled to vote, including any other such securities of the Company directly or indirectly acquired by or issued to the applicable director or officer of the Company after the date of the applicable D&O Support and Voting Agreement, in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement and against any proposed action or agreement which would reasonably be expected to adversely effect, prevent, materially delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement;

(b)

no later than ten (10) days prior to the Meeting, to deliver or to cause to be delivered to the Company duly executed proxies or voting instruction forms voting in favour of the Arrangement Resolution, to name in such proxies or voting instruction forms those individuals as may be designated by the Company in this Circular and not to revoke or withdraw such proxies or voting instruction forms without the prior written consent of the Purchaser;

(c)

not to, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber, or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to any such transaction in respect of any of its Subject Securities to any Person, other than pursuant to the Arrangement Agreement; (ii) grant any proxies, voting instructions or power of attorney, deposit any of its Subject Securities into any voting trust or pooling arrangement or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to the applicable D&O Support and Voting Agreement and any amendment thereto; or (iii) agree to take any of the actions described in the foregoing paragraphs (i) and (ii); provided that the applicable director or officer of the Company may (i) exercise and/or settle Incentive Securities to acquire additional Shares, and (ii) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber Subject Securities to a corporation, family trust, registered retirement savings plan or other entity directly or indirectly owned or controlled by such director or officer or under common control with or controlling such director or officer provided that (x) such transfer or other transaction shall not relieve or release such director or officer of or from his or her obligations under the D&O Support and Voting Agreement, including, without limitation, the obligation of such director or officer to vote or cause to be voted all Subject Securities at the Meeting in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement, and (y) prompt written notice of such transferor other transaction is provided to the Purchaser; and

(d)

not to exercise any rights of appraisal or rights of dissent provided under any applicable Laws or otherwise in connection with the Arrangement and the transactions contemplated by the Arrangement Agreement.

The D&O Support and Voting Agreements entered into between the Purchaser and each director and member of Senior Management of the Company may be terminated at any time upon the mutual written agreement of the parties thereto, and will automatically terminate upon the earlier of: (i) the Effective Time, (ii) the Purchaser, without the consent of the directors and members of Senior Management party thereto, decreasing the aggregate Consideration or changing, in a manner adverse to the such director or member of Senior Management, the form of Consideration payable to such director or member of Senior Management under the Arrangement, or (iii) the termination of the Arrangement Agreement in accordance with its terms.

Notwithstanding any provision of the D&O Support and Voting Agreements to the contrary, no director or officer shall be limited or restricted in any way whatsoever in the exercise of their fiduciary duties as a director or officer of the Company or other legal obligation to act in the best interests of the Company.

The covenants of the Rollover Shareholders under the Rollover Shareholder Support and Voting Agreements include:

(a)

at the Meeting (including in connection with any separate vote of any sub-group of securityholders of the Company that may be required to be held and of which sub-group the applicable Rollover Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Resolution or the Arrangement and the transactions contemplated by the Arrangement Agreement and the Rollover Agreements is sought, to cause his or its, as applicable, Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) his or its, as applicable, Subject Securities in favour of the approval of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement and the Rollover Agreements, and against any proposed action or agreement which would reasonably be expected to adversely affect, prevent or materially delay with the completion of such transactions;

(b)

at any meeting of securityholders of the Company (including in connection with any separate vote of any sub-group of securityholders of the Company that may be required to be held and of which sub-group the applicable Rollover Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of the Company is sought (including by written consent in lieu of a meeting), to cause his or its, as applicable, Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) his or its, as applicable, Subject Securities against any proposed action by the Company or any other Person in respect of any Acquisition Proposal (other than the transactions contemplated by the Arrangement Agreement and the

Rollover Agreements) and any proposed action or agreement which would reasonably be expected to adversely affect, prevent or materially delay the completion of such transactions;

(c)

as soon as practicable following the mailing of the Circular and in any event no later than ten (10) days prior to the Meeting (and any other meeting contemplated in paragraphs (a) or (b) above), to deliver or cause to be delivered, to the Company, with a copy to the Purchaser, duly completed and executed proxies or VIFs voting in accordance with the applicable Rollover Shareholder’s obligations set forth in paragraphs (a) or (b) above, as applicable, to name in such proxies or VIFs those individuals as may be designated by the Company in the Circular and such proxies or VIFs not to be revoked or withdrawn without the prior written consent of the Purchaser;

(d)

to revoke and take all steps necessary to effect the revocation of any and all previous proxies granted or VIFs or other voting documents delivered that may conflict or be inconsistent with the matters set forth in the applicable Rollover Shareholder Support and Voting Agreements and agree not to, directly or indirectly, grant or deliver any other proxy, power of attorney or VIF with respect to the matters set forth in the Rollover Shareholder Support and Voting Agreement except as expressly required or permitted by the Rollover Shareholder Support and Voting Agreement;

(e)

not to, directly or indirectly, (i) solicit proxies, or become a participant in a solicitation, in opposition to, or competition with, the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement and the Rollover Agreements, (ii) act jointly or in concert with others for the purpose of opposing or competing with the Purchaser in connection with the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement and the Rollover Agreements, (iii) publicly withdraw support from the Arrangement or the transactions contemplated by the Arrangement Agreement or publicly approve or recommend any Acquisition Proposal, (iv) enter, or propose publicly to enter, into any agreement, arrangement or understanding related to any Acquisition Proposal, (v) solicit, initiate, cause, knowingly encourage, or take any other action designed to facilitate any inquiry, indication of interest or the making of any proposal that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, (vi) participate in any discussions or negotiations with any Person (other than the Purchaser or any of its affiliates) regarding any inquiry, indication of interest or the making of any proposal that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, (vii) furnish to any Person any information in connection with or in furtherance of any inquiry, indication of interest or the making of any proposal that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, or (viii) requisition or join in the requisition of any meeting of securityholders of the Company for the purpose of considering any resolution related to any Acquisition Proposal or, without the consent of the Purchaser, any other matter that could reasonably be expected to adversely affect, prevent or materially delay with the Meeting or the completion of the Arrangement;

(f)

not to, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber, or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to any such transaction in respect of his or its, as applicable, Subject Securities to any Person, other than pursuant to the Arrangement Agreement or the applicable Rollover Agreement; (ii) grant any proxies, voting instructions or power of attorney, deposit any of his or its, as applicable, Subject Securities into any voting trust or pooling arrangement, or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to his or its, as applicable, Subject Securities, other than pursuant to the applicable Rollover Shareholder Support and Voting Agreement and any amendment thereto; (iii) convert any Multiple Voting Shares into Subordinate Voting Shares or (iv) agree to take any of the actions described in the immediately preceding clauses (i) to (iii); provided that, a Rollover Shareholder may (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber his or its, as applicable, Subject Securities to a corporation or other entity directly or indirectly owned or controlled by such Rollover Shareholder or under common control with or controlling such Rollover Shareholder provided that (x) such transfer or other transaction shall not relieve or release such Rollover Shareholder of or from his or its obligations under the applicable Rollover Shareholder Supporting and Voting Agreement, including, without limitation, the obligation of such Rollover Shareholder to vote or cause to be voted all of his or its, as applicable, Subject Securities at the Meeting in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement and the Rollover Agreements, and (y) prompt written notice of such transfer or other transaction is provided and the transferee agrees to be bound by the terms of the relevant Rollover Shareholder Support and Voting Agreement and the relevant Rollover Agreement as though it were an original signatory thereto on terms acceptable to the Purchaser, acting reasonably;

(g)

not to take any other action of any kind, directly or indirectly, which would make any representation or warranty of such Rollover Shareholder(s) set forth in the applicable Rollover Shareholder Support and Voting Agreements untrue or incorrect in any material respect or have the effect of preventing, impeding, interfering with or adversely affecting the performance by such Rollover Shareholder(s) of their obligations under the applicable Rollover Shareholder Support and Voting Agreements;

(h)

not to, in respect of his or its, as applicable, Subject Securities and any other securities of the Company over which such Rollover Shareholder(s) exercises control or direction, exercise any rights of appraisal or rights of dissent provided under any applicable Laws or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement and the Rollover Agreements; and

(i)

to promptly notify the Purchaser of the number of any additional securities of the Company that such Rollover Shareholder or, in respect of Novacap, any of its affiliated funds purchases or otherwise acquires beneficial and/or registered ownership of or an interest in, or acquires the right to vote or share in the voting of, or acquires control or direction over, after the date of the applicable Rollover Shareholder Voting and Support Agreement, including all securities which his or its, as applicable, Subject Securities may be converted into, exchanged for or otherwise changed into. Any such additional securities shall be subject to the terms of the applicable Rollover Shareholder Support and Voting Agreements as though owned by the Rollover Shareholders on April 1, 2024, (the date on which the Rollover Shareholder Support and Voting Agreements were entered into) and shall be included in the definition of “Subject Securities.”

Pursuant to the Rollover Shareholder Support and Voting Agreements, if the Company provides the Rollover Shareholders and the Purchaser with a certificate (which certificate shall be delivered to the Rollover Shareholders and the Purchaser concurrently) executed by the Chair of the Special Committee, in his capacity as such and not in his personal capacity and without personal liability, stating that (i) the Board, after consultation with its legal and financial advisers and upon the recommendation of the Special Committee, has received an Acquisition Proposal which the Board has determined constitutes or could reasonably be expected to constitute or lead to a Superior Proposal (a “Recommended Acquisition Proposal”) and (ii) the Board is permitted by the provisions of the Arrangement Agreement dealing with Acquisition Proposals and Superior Proposals to provide specified information to the Rollover Shareholders regarding the Recommended Acquisition Proposal, and (iii) the Recommended Acquisition Proposal does not contemplate any equity financing or debt financing from the Rollover Shareholders (other than a rollover or reinvestment of any Subject Securities or the proceeds thereof, as applicable) then (and only then) a Rollover Shareholder shall be entitled to (A) deliver to the Board a request to receive information relating to the Recommended Acquisition Proposal, including (1) any related financing terms and (2) any terms which would require the consent or agreement of such Rollover Shareholder in connection with the Recommended Acquisition Proposal (including, if applicable, terms of a proposed voting support agreement and rollover or reinvestment agreement, if any, that the Person under such Recommended Acquisition Proposal has proposed), and a description of the expectations (if any) with respect to such Rollover

Shareholder and the other holders of Multiple Voting Shares, including the rollover or reinvestment required or permitted by the such Rollover Shareholder and, if applicable, the proposed governance terms related thereto, and, if applicable, the terms of future employment or other role of such Rollover Shareholder or its beneficial owner, as applicable, with the Company or its successor resulting from completion of the transactions contemplated by the Recommended Acquisition Proposal and (3) the views of the Board and the Special Committee with respect thereto, including the views of their respective legal and financial advisers (the “Permitted Information Request”), (B) receive a written response to a Permitted Information Request, and (C) engage or participate in discussions and negotiations with the Board and the Special Committee and their respective Representatives, the other holders of Multiple Voting Shares, and such Rollover Shareholder’s and the other holders of Multiple Voting Shares’ respective Representatives with respect to the foregoing, in each case, for the purpose of informing the Board and/or the Special Committee, as applicable, as to whether such Rollover Shareholder, in its or his capacity as a shareholder of the Company, would be likely to support and vote in favour of such Recommended Acquisition Proposal, enter into agreements in respect of the Acquisition Proposal, including, for greater certainty, agreements relating to voting support and rollover or reinvestment of any Subject Securities or the proceeds thereof, and related governance matters and employment terms, if the Board were to determine that such Acquisition Proposal is a Superior Proposal (the discussions and negotiations contemplated by this clause (C), “Approved Discussions”); provided that Approved Discussions may only occur if (a) the Recommended Acquisition Proposal did not result from a material breach by the Rollover Shareholder of any of the provisions of the Rollover Shareholder Support and Voting Agreement, and (b) the Company has complied with its notification obligations to the Purchaser pursuant to the Arrangement Agreement.

Notwithstanding any provision of the Rollover Shareholder Support and Voting Agreement to the contrary, nothing contained in the Rollover Shareholder Support and Voting Agreement shall in any way limit or affect any actions taken by the Rollover Shareholders or any shareholder or representative of the Rollover Shareholders, solely in their capacity, if any, as director or officer of the Company, and the Rollover Shareholders or any shareholder or representative of the Rollover Shareholder that is a director or officer of the Company shall not be limited or restricted in any way whatsoever in the exercise of their fiduciary duties as a director or officer of the Company.

The Rollover Shareholder Support and Voting Agreement entered into by the Purchaser and each of the Rollover Shareholders terminates upon the earlier of:

(a)	written agreement of the parties thereto;

(b)	written notice by the Rollover Shareholder to the Purchaser if:

(i)

the Purchaser is in default of any covenant or condition contained in the Rollover Shareholder Support and Voting Agreements or in the Rollover Agreements and such default would cause the condition precedents contained in the Arrangement Agreement related to accuracy of the Purchaser’s representations and warranties and performance of its covenants not to be satisfied, and such default is incapable of being cured in accordance with the terms of the Arrangement Agreement,

(ii)

without the prior written consent of the Rollover Shareholders, there is (A) a modification, waiver, amendment or supplement to the Arrangement Agreement that may reasonably be expected to have a material adverse effect on the transactions contemplated by the Arrangement Agreement and the Rollover Agreements or on the economic interests of the Rollover Shareholders, including a decrease in the Consideration payable under the Arrangement Agreement or the aggregate consideration payable to the Rollover Shareholders for their Rollover Shares or a change in the form of such consideration, or (B) any other material amendment or modification to the transactions contemplated by the Arrangement Agreement and the Rollover Agreements that is adverse to the Rollover

Shareholder in a manner disproportionate to all other Shareholders or the Rollover Shareholders, as applicable; or

(iii)

any representation or warranty of the Purchaser under the Rollover Shareholder Support and Voting Agreements or the Rollover Agreements is at the date of the Rollover Shareholder Support and Voting Agreement or becomes at any time untrue or incorrect in any material respect, if such inaccuracy would cause any condition precedent contained in Section 6.2(1) or Section 6.2(2) of the Arrangement Agreement not to be satisfied, and such inaccuracy is incapable of being cured in accordance with the terms Section 4.11(3) of the Arrangement Agreement;

provided that at the time of such termination, the Rollover Shareholders are not then in breach of the Rollover Shareholder Support and Voting Agreement so as to cause any condition precedent in Section 6.2(1) or Section 6.2(2) of the Arrangement Agreement not to be satisfied;

(c)	written notice by the Purchaser to the Rollover Shareholders if:

(i)

the Rollover Shareholders are in default of any covenant or condition contained herein or in the Rollover Agreements and such default would cause any condition precedent contained in the Arrangement Agreement not to be satisfied, and such default is incapable of being cured in accordance with the terms of the Arrangement Agreement; or

(ii)

any representation or warranty of the Rollover Shareholders under the Rollover Shareholder Support and Voting Agreements is at April 1, 2024 (the date on which the Rollover Shareholder Support and Voting Agreements were entered into) or becomes at any time untrue or incorrect in any material respect, if such inaccuracy would cause any condition precedent contained in the Arrangement Agreement not to be satisfied, and such inaccuracy is incapable of being cured in accordance with the terms of the Arrangement Agreement;

(d)	the Effective Time; and

(e)	the date the Arrangement Agreement is terminated in accordance with its terms.

The form of Rollover Shareholder Support and Voting Agreement is available in Schedule F of the Arrangement Agreement, and the form of D&O Support and Voting Agreement for directors and officers of the Company is available in Schedule G of the Arrangement Agreement, which has been filed under Nuvei’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The preceding is only a summary of the Support and Voting Agreements and is qualified in its entirety by reference to the full text of each of the Support and Voting Agreements.

Rollover Agreements

In connection with the execution of the Arrangement Agreement, each of the Rollover Shareholders has entered into a Rollover Agreement with the Purchaser, dated as of April 1, 2024, pursuant to which it has agreed, subject to the terms thereof, to sell to the Purchaser all of the Shares held by it in exchange for a combination of cash consideration based on the Consideration and shares in the capital of the Purchaser or an affiliate thereof. Following completion of the Arrangement, Philip Fayer, Novacap and CDPQ are expected to hold or exercise control or direction over, directly or indirectly, approximately 24%, 18% and 12%, respectively, of the common equity of the resulting private company. Each Rollover Agreement automatically terminates upon the termination of the Arrangement Agreement.

Pursuant to the Rollover Agreement entered into by Philip Fayer and WPF, WPF and Mr. Fayer have agreed to, among other things, sell to the Purchaser all of the Shares held by WPF and Mr. Fayer in exchange for a combination of cash consideration based on the Consideration and shares in the capital of the Purchaser or an affiliate thereof representing approximately 24% of the issued and outstanding common equity of the resulting private company following the completion of the Arrangement and the Amalgamation. Pursuant to the terms of the Rollover Agreement entered into by Philip Fayer and WPF, at the time set forth in the Plan of Arrangement, WPF and Mr. Fayer have agreed to effectively “roll over” approximately 95% of their Shares and are expected to receive in aggregate approximately $50 million in net cash proceeds for their Shares sold upon the closing.11 Also pursuant to the Rollover Agreement entered into by Philip Fayer and WPF, (i) the portion of each outstanding and unexercised Option registered in the name of and/or held by Mr. Fayer that is unvested immediately prior to the Effective Time will, pursuant to the Plan of Arrangement, be, and will be deemed to be, disposed of in exchange for an option granted by Canada Parent to purchase from Canada Parent a certain number of Canada Parent non-voting shares, (ii) each outstanding PSU (whether vested or unvested) registered in the name of and/or held by Mr. Fayer immediately prior to the Effective Time will be immediately cancelled for no consideration and (iii) for each outstanding RSU (vested and unvested) registered in the name of and/or held by Mr. Fayer immediately prior to the Effective Time, Canada Parent will be substituted for the Company and henceforth hold all of the Company’s rights and be responsible for all of the Company’s obligations under each such RSU and each such RSU will cease to represent an interest in Subordinate Voting Shares and will instead represent an interest in a certain number of Canada Parent non-voting shares.

Pursuant to the Rollover Agreement entered into by Novacap, certain Novacap Funds have agreed to, among other things, sell to the Purchaser all of the Shares held by the Novacap Funds in exchange for a combination of cash consideration based on the Consideration and shares in the capital of the Purchaser or an affiliate thereof representing approximately 18% of the issued and outstanding common equity of the resulting private company following the completion of the Arrangement and the Amalgamation. Pursuant to the terms of the Rollover Agreement entered into by Novacap, at the time set forth in the Plan of Arrangement, the Novacap Funds have agreed to effectively “roll over” approximately 65% of their Shares (after giving effect to various sales of Shares by certain Novacap Funds to certain other Novacap Funds) and are expected to receive in aggregate approximately $363 million in net cash proceeds for their Shares sold upon the closing.

Pursuant to the Rollover Agreement entered into by CDPQ, CDPQ has agreed to, among other things, sell to the Purchaser all of the Shares held by CDPQ in exchange for a combination of cash consideration based on the Consideration and shares in the capital of the Purchaser or an affiliate thereof representing approximately 12% of the issued and outstanding common equity of the resulting private company following the completion of the Arrangement and the Amalgamation. Pursuant to the terms of the Rollover Agreement entered into by CDPQ, at the time set forth in the Plan of Arrangement, CDPQ has agreed to “roll over” approximately 75% of its Shares and is expected to receive in aggregate approximately $150 million in net cash proceeds for its Shares sold upon the closing.

The foregoing is a summary of the material terms of the Rollover Agreements and is qualified in its entirety by reference to the Rollover Agreements, each of which has been filed by the Company on EDGAR at www.sec.gov and will be attached as an exhibit to the Schedule 13E-3.

Implementation of the Arrangement

The Arrangement will be implemented by way of a Court-approved plan of arrangement under the CBCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Required Shareholder Approval must be obtained;

(b)	the Court must grant the Final Order approving the Arrangement;

[11]	Percentages and amount of expected cash proceeds are based on current assumed cash position and are subject to change as a result of cash generated before closing.

(c)	all conditions precedent to the Arrangement, as set out in the Arrangement Agreement, must be satisfied or waived (if permitted) by the appropriate Party; and

(d)

the Articles of Arrangement, prepared in the form prescribed by the CBCA and signed by an authorized director or officer of the Company, must be filed with the Director and a Certificate of Arrangement issued related thereto.

Pursuant to the Arrangement and in accordance with the Plan of Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, starting immediately following the Effective Time and effective as at five (5) minute intervals (in each case, unless otherwise specified):

(1)

Purchaser Advance for Incentive Securities. If requested by the Company at least five (5) Business Days prior to the Effective Date, the Purchaser shall advance, or shall cause to be advanced, to the Company, or as directed by the Company, in the form of a loan to the Company or as otherwise determined by the Purchaser and the Company in accordance with the Arrangement Agreement, an amount equal to the aggregate amount required to be paid to the holders of Incentive Securities in accordance with the Plan of Arrangement (including any payroll taxes in respect thereof);

(2)

Purchaser Advance for Credit Facility Terminations. Unless otherwise agreed in writing by the Purchaser and the Company prior to the Effective Date, the Purchaser shall advance, or shall cause to be advanced, to or on behalf of the Company or its Subsidiaries, as applicable and as directed by the Company or any such Subsidiary, in the form of a loan to the Company, or as otherwise determined by the Purchaser and the Company in accordance with the Arrangement Agreement, or otherwise fund Merger Sub, with an amount equal to the aggregate amount set forth in the executed payoff letter (and similar instruments) with respect to the Existing BMO Facility in order to effect the Credit Facility Terminations as of the Effective Time less any amounts available to the Company and its Subsidiaries to effect such Credit Facility Terminations;

(3)	Options other than Rollover Awards.

(a)

Each Option (other than an Option that is a Rollover Award) outstanding immediately prior to the Effective Time that has not yet vested in accordance with its terms shall be accelerated so that such Option becomes exercisable, notwithstanding the terms of the Omnibus Incentive Plan, the Legacy Option Plan and the Paya Equity Plan (as applicable) or any award or similar agreement pursuant to which such Option was granted or awarded.

(b)

Each Option (other than an Option that is a Rollover Award) outstanding immediately prior to the Effective Time and that has not been duly exercised shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be surrendered by such holder to the Company in exchange for, in respect of each Option for which the Consideration exceeds the Exercise Price, the right to receive from the Company an amount in cash from the Company to be paid in accordance with Section 4.1(3) of the Plan of Arrangement equal to the number of Shares into which such Option is then exercisable multiplied by the amount by which the Consideration exceeds the applicable Exercise Price in respect of such Option, less any applicable withholdings pursuant to Section 4.3 of the Plan of Arrangement, and such Option shall immediately be cancelled and, following such payment, all of the Company’s obligations with respect to such Option shall be deemed to be fully satisfied.

(c)

For greater certainty, where the Exercise Price of any such Option is greater than or equal to the Consideration, neither the Company nor the Purchaser shall be obligated to pay the holder of such Option the Consideration or any other amount in respect of such Option, and the Option shall be immediately cancelled for no consideration.

(4)

Rollover Shares held by WPF. Each outstanding Rollover Share held, directly or indirectly, by WPF shall, pursuant to the terms and conditions of the Rollover Agreement entered into between the Purchaser and WPF, be deemed to be transferred (in one or more steps) without any further action, authorization or formality by or on behalf of the holder thereof, to the Purchaser in exchange for the Rollover Consideration, and:

(a)

the holder of each such Rollover Share shall cease to be the holder thereof and to have any rights as a Shareholder, other than the right to be paid the Rollover Consideration in accordance with the applicable Rollover Agreement and the Plan of Arrangement;

(b)	such Rollover Shareholder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Rollover Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(5)

Rollover Shares held by Novacap. Each outstanding Rollover Share held, directly or indirectly, by Novacap shall, pursuant to the terms and conditions of the Rollover Agreement entered into between the Purchaser and Novacap, be deemed to be transferred (in one or more steps) without any further action, authorization or formality by or on behalf of the holder thereof, to the Purchaser in exchange for the Rollover Consideration, and:

(a)

the holder of each such Rollover Share shall cease to be the holder thereof and to have any rights as a Shareholder, other than the right to be paid the Rollover Consideration in accordance with the applicable Rollover Agreement and the Plan of Arrangement;

(b)	such Rollover Shareholder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(6)

Transfer by WPF and Novacap. Each of WPF and Novacap shall, pursuant to the terms and conditions of the applicable Rollover Agreement entered into with the Purchaser and the applicable Rollover Shareholder, transfer its common shares of the Purchaser to Canada Parent;

(7)	Transfer by Canada Parent. Canada Parent shall transfer, or cause to be transferred (in one or more steps), the common shares of the Purchaser acquired pursuant to step (6) above to Canada Holdco;

(8)

Rollover Shares held by CDPQ. Each outstanding Rollover Share held, directly or indirectly, by CDPQ shall, pursuant to the terms and conditions of the Rollover Agreement entered into between the Purchaser and CDPQ, be deemed to be transferred without any further action, authorization or formality by or on behalf of the holder thereof, to the Purchaser in exchange for the Rollover Consideration, and

(a)

the holder of each such Rollover Share shall cease to be the holder thereof and to have any rights as a Shareholder, other than the right to be paid the Rollover Consideration in accordance with the applicable Rollover Agreement and the Plan of Arrangement;

(b)	such Rollover Shareholder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Rollover Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(9)

Vested RSUs other than RSUs that are Rollover Awards. Other than any RSU that is a Rollover Award, each portion of a vested RSU (including any fractional vested RSU) outstanding immediately prior to the Effective Time shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company paid in accordance with Section 4.1(3) of the Plan of Arrangement equal to the number of Shares underlying such vested RSU (or, in the case of fractional vested RSUs, the applicable fraction of a vested RSU held by the applicable holder as of immediately prior to the Effective Time) multiplied by the Consideration, less any applicable withholdings pursuant to Section 4.3 of the Plan of Arrangement, and each such vested RSU shall immediately be cancelled and all of the Company’s obligations with respect to such vested RSU shall be deemed to be fully satisfied;

(10)

Subject RSUs. Each Subject RSU (including any fractional Subject RSU) outstanding immediately prior to the Effective Time (whether vested or unvested) shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company to be paid in accordance with Section 4.1(3) of the Plan of Arrangement equal to the number of Shares underlying such Subject RSU (or, in the case of fractional Subject RSUs, the applicable fraction of a Subject RSU held by the applicable holder as of immediately prior to the Effective Time) multiplied by the Consideration, less any applicable withholdings pursuant to Section 4.3 of the Plan of Arrangement, and each such Subject RSU shall immediately be cancelled and all of the Company’s obligations with respect to such Subject RSU shall be deemed to be fully satisfied;

(11)

Unvested RSUs other than RSUs that are Rollover Awards. Other than any RSU that is a Rollover Award or a Subject RSU, each unvested RSU (including any fractional unvested RSU) outstanding immediately prior to the Effective Time shall remain outstanding and shall thereafter, for each Share underlying such unvested RSU, entitle the holder thereof to receive, upon satisfaction of the applicable vesting conditions, an amount in cash from the Company equal to the Consideration (or, in the case of fractional unvested RSUs, the Consideration multiplied by the applicable fraction of an unvested RSU held by the applicable holder as of immediately prior to the Effective Time), less any applicable withholdings pursuant to Section 4.3 of the Plan of Arrangement, and shall be subject to the same terms and conditions applicable to such award of RSUs in accordance with the terms of the Omnibus Incentive Plan, the Paya Equity Plan (as applicable) and any grant or similar agreement evidencing the terms of the corresponding award of RSUs prior to the Effective Time (including for greater certainty vesting conditions and any terms governing the effect of termination of a holder’s employment or engagement), except for such terms and conditions that are rendered inoperative by the transactions contemplated by the Arrangement and for those related to adjustments in connection with the payment of dividends or other distributions. For greater certainty, immediately following the Effective Time, the holder of an RSU subject to this step (11) shall have no right to receive any Shares based on or in respect of such RSU and shall not be eligible to receive any dividends or other distributions (whether in cash or otherwise) in respect thereof;

(12)

Vested PSUs other than PSUs that are Rollover Awards. Other than any PSU that is a Rollover Award, each vested PSU (including any fractional vested PSU) outstanding immediately prior to the Effective Time shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company to be paid in accordance with Section 4.1(3) of the Plan of Arrangement in exchange for an amount in cash from the Company equal to the number of Shares underlying such vested PSU (or, in the case of fractional vested PSUs, the applicable fraction of a vested PSU held by the applicable holder as of immediately prior to the Effective Time) multiplied by the Consideration, less any applicable withholdings pursuant to Section 4.1(3) of the Plan of Arrangement, and each such vested PSU shall immediately be cancelled and all of the Company’s obligations with respect to such vested PSU shall be deemed to be fully satisfied;

(13)

Unvested PSUs other than PSUs that are Rollover Awards. Other than any PSU that is a Rollover Award, each unvested PSU (including any fractional unvested PSU) outstanding immediately prior to the Effective Time shall remain outstanding and shall thereafter, for each Share underlying such unvested PSU, entitle the holder thereof to receive, upon satisfaction of the applicable vesting conditions, an amount in cash from the Company equal to the Consideration (or, in the case of fractional unvested PSUs, the Consideration multiplied by the applicable fraction of an unvested PSU held by the applicable holder as of immediately prior to the Effective Time), less any applicable withholdings pursuant to Section 4.3 of the Plan of Arrangement, and shall be subject to the same terms and conditions (including any applicable performance criteria and/or other vesting conditions, but subject to such adjustments thereto as the Board may deem fair and reasonable as a result of the completion of the Arrangement) applicable to such award of PSUs in accordance with the terms of the Omnibus Incentive Plan, the Paya Equity Plan (as applicable) and any grant or similar agreement evidencing the terms of the corresponding award of PSUs prior to the Effective Time (including, for greater certainty, any terms governing the effect of termination of a holder’s employment or engagement), except for such terms and conditions that are rendered inoperative by the transactions contemplated by the Arrangement and for those related to adjustments in connection with the payment of dividends or other distributions. For greater certainty, immediately following the Effective Time, the holder of a PSU subject to this step (13) shall have no right to receive any Shares based on or in respect of such PSU and shall not be eligible to receive any dividends or other distributions (whether in cash or otherwise) in respect of thereof;

(14)

Vested and unvested DSUs. Each DSU (including any fractional DSU) outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the Omnibus Incentive Plan or any award or similar agreement pursuant to which any such DSUs were granted or awarded, as applicable, be deemed to have vested and be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company to be paid in accordance with Section 4.1(3) of the Plan of Arrangement equal to the number of Shares underlying such DSU (or, in the case of fractional DSUs, the applicable fraction of a DSU held by the applicable holder as of immediately prior to the Effective Time) multiplied by the Consideration, less any applicable withholdings pursuant to Section 4.3 of the Plan of Arrangement, and each such DSU shall immediately be cancelled and all of the Company’s obligations with respect to such DSU shall be deemed to be fully satisfied;

(15)

Treatment of Incentive Securities. (a) Each holder of Incentive Securities cancelled pursuant to Section 2.3 of the Plan of Arrangement shall cease to be a holder of such Incentive Securities; (b) such holder’s name shall be removed from each applicable register; (c) each such holder shall cease to have any rights as a holder in respect of such Incentive Securities or under the Incentive Plans and have only the right to receive the consideration, if any, to which it is entitled pursuant to Section 2.3 of the Plan of Arrangement, at the time and in the manner specified in the Plan of Arrangement; and (d) any and all option, award or similar agreements relating to the Incentive Securities that are deemed to have been assigned and surrendered by such holder to the Company shall be terminated and shall be of no further force and effect;

(16)

Options, RSUs and PSUs that are Rollover Awards. Each Option, RSU and PSU that is a Rollover Award (in each case, vested or unvested) outstanding immediately prior to the Effective Time shall be subject to such treatment as set out in the applicable Rollover Award Agreement, on such terms and conditions as are set out therein;

(17)

S2P Option Entitlements. The S2P Option Entitlements shall be extinguished and of no further force and effect, without any further action by or on behalf of S2P, the S2P Employees, the Company, the Purchaser or any other Person, in exchange for the right of each S2P Employee who is actively-employed by S2P as at immediately prior to the date on which such S2P Option Entitlements would have otherwise vested in accordance with their terms (the “S2P Vesting Date”), to receive from the Company (or any successor thereto) an amount in cash, payable on or shortly after the S2P Vesting Date, in such amount as shall be determined by the Board of Directors of the Company (or any successor thereto) in good faith and in consultation with legal counsel in accordance and compliance with, and subject in all respects to, the requirements of applicable Laws of the Netherlands;

(18)

Dissenting Holders. Each outstanding Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised and not withdrawn shall be deemed to have been transferred by such Dissenting Holder without any further action, authorization or formality by or on behalf of the holder thereof to the Purchaser in consideration for the right to receive an amount determined and payable in accordance with Section 3.1 of the Plan of Arrangement, and:

(a)

such Dissenting Holder shall cease to be the holder of such Share and to have any rights as a Shareholder, other than the right to receive an amount determined and payable in accordance with Section 3.1 of the Plan of Arrangement;

(b)	such Dissenting Holder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(19)

Shares. Concurrently with step in step (16) above, each outstanding Share (other than the Shares held by Dissenting Holders in respect of which Dissent Rights have been validly exercised and not withdrawn, the Rollover Shares and Shares, if any, held by Canada Parent or any of its Subsidiaries other than the Purchaser) shall be transferred without any further action, authorization or formality by or on behalf of the holder thereof, to the Purchaser in exchange for the Consideration, less any applicable withholdings pursuant to Section 4.3 of the Plan of Arrangement, and:

(a)

the holder of each such Share shall cease to be the holder thereof and to have any rights as a Shareholder, other than the right to be paid the Consideration in accordance with the Plan of Arrangement;

(b)	such holder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof, such that following the transactions contemplated by step (16) and this step (19), the Purchaser shall be the legal and beneficial owner of 100% of the Shares other than Shares, if any, held by Canada Parent or any of its Subsidiaries (other than the Purchaser);

(20)

Rollover Shares held by PF. Each outstanding Rollover Share held, directly, by PF shall, pursuant to the terms and conditions of the Rollover Agreement entered into between the Purchaser and PF, be deemed to be transferred without any further action, authorization or formality by or on behalf of the holder thereof, to the Purchaser in exchange for the Rollover Consideration, and:

(a)

the holder of each such Rollover Share shall cease to be the holder thereof and to have any rights as a Shareholder, other than the right to be paid the Rollover Consideration in accordance with the applicable Rollover Agreement and the Plan of Arrangement;

(b)	such Rollover Shareholder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Rollover Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(21)

Transfer by CDPQ and PF. Each of CDPQ and PF shall, pursuant to the terms and conditions of the applicable Rollover Agreement entered into between the Purchaser and the applicable Rollover Shareholder, transfer its common shares of the Purchaser to Canada Parent;

(22)	Transfer by Canada Parent. Canada Parent shall transfer, or cause to be transferred (in one or more steps), the common shares of the Purchaser acquired pursuant to step (21) above to Canada Holdco;

(23)	Merger. At the Merger Effective Time, the Merger shall become effective; and

(24)

Notwithstanding anything in Section 2.3 of the Plan of Arrangement to the contrary, to the extent the Company determines that any treatment of any Option, RSU, PSU or DSU or payment pursuant to Section 2.3 of the Plan of Arrangement may trigger any tax or penalty under Section 409A of the Code, the Company shall be permitted to take any and all action the Company in its sole discretion, after consultation with and approval by Purchaser, deems necessary or advisable to avoid such tax or penalty, including by altering the treatment or payment terms or otherwise providing that such payment shall be made on the earliest date that payment would not trigger such tax or penalty.

This description of the steps is qualified in its entirety by the full text of the Plan of Arrangement annexed as Appendix B to this Circular.

Effective Date

The Arrangement will become effective on the date shown on the Certificate of Arrangement to be endorsed by the Director on the Articles of Arrangement giving effect to the Arrangement in accordance with the CBCA.

Procedure for Exchange of Share Certificates by Shareholders

Enclosed with this Circular is the form of Letter of Transmittal which, when properly completed and duly executed and returned together with the certificate(s) or DRS Advice(s) representing Shares and all other required documents, will enable each registered Shareholder (other than the Rollover Shareholders) to obtain the Consideration that such holder is entitled to receive under the Arrangement.

The form of Letter of Transmittal contains complete instructions on how to exchange the certificate(s) or DRS Advice(s) representing your Shares (other than Rollover Shares) for the Consideration under the Arrangement. You will not receive your Consideration under the Arrangement until after the Arrangement is completed and, if you are a registered Shareholder, until you have returned your properly completed documents, including the Letter of Transmittal, and the certificate(s) or copy of the DRS Advice(s) representing your Shares to the Depositary.

Only registered Shareholders are required to submit a Letter of Transmittal. If you are a beneficial owner holding your Shares through an intermediary, you should contact that intermediary for instructions and assistance and carefully follow any instructions provided to you by such intermediary.

From and after the Effective Time, all certificates or DRS Advice(s) that represented the Shares (other than Rollover Shares) immediately prior to the Effective Time will cease to represent any rights with respect to the Shares and will only represent the right to receive the Consideration or, in the case of Dissenting Shareholders, the right to receive fair value for their Shares.

Any use of mail to transmit certificate(s) or DRS Advice(s) representing Shares and the Letter of Transmittal is at each holder’s risk. Nuvei recommends that such certificate(s) or DRS Advice(s), and other documents be delivered by hand to the Depositary and a receipt therefore be obtained or that registered mail be used (with proper acknowledgment) and appropriate insurance be obtained.

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares has been lost, stolen or destroyed, the Shareholder should contact the Depositary and upon the making of an affidavit of that fact by the Shareholder claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the register of holders of Shares maintained by or on behalf of the Company, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, the cash payment which the holder is entitled to receive for such Shares under the Plan of Arrangement. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the Shareholder to whom such cash payment is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Purchaser, Nuvei and the Depositary, each acting reasonably, in such amount as the Purchaser may direct, or otherwise indemnify Nuvei, the Depositary and the Purchaser in a manner satisfactory to Nuvei, the Depositary and the Purchaser, each acting reasonably, against any claim that may be made against Nuvei, the Depositary or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed. See also the instructions in the Letter of Transmittal.

Payment of Consideration

On or prior to the Effective Date and prior to the filing by the Company of the Articles of Arrangement with the Director, the Purchaser shall (i) deposit with, or cause to be deposited with, the Depositary sufficient funds to satisfy (a) the aggregate Consideration payable to Shareholders pursuant to the Plan of Arrangement (other than Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) and (b) the aggregate cash component of the Rollover Consideration payable to the Rollover Shareholders pursuant to the Rollover Agreements and the Plan of Arrangement, in each case into escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably), and (ii) if applicable and subject to certain conditions, provide the Company (or at the direction of the Company) or Merger Sub, with the amounts contemplated by step (1) and step (2) of the Plan of Arrangement described above.

Upon surrender to the Depositary of a DRS Advice or a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to step (19) of the Plan of Arrangement described above, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Shares that were represented by such surrendered DRS Advice or certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash payment which such holder has the right to receive under the Plan of Arrangement for such Shares, without interest, less any amounts withheld pursuant to Section 4.3 of the Plan of Arrangement, and any DRS Advice or certificate so surrendered shall forthwith be cancelled.

As soon as practicable after the Effective Time, the Purchaser shall cause the Company, or the relevant Subsidiary of the Company, to deliver to each former holder of Options, S2P Option Entitlements, PSUs, RSUs and DSUs the cash payment, if any, net of applicable withholding pursuant to Section 4.3 of the Plan of Arrangement, that such holder is entitled to receive under the Plan of Arrangement, either (i) pursuant to the normal payroll practices and procedures of the Company, or the relevant Subsidiary of the Company or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company, or the relevant Subsidiary of the Company, is not practicable for any such holder, by cheque (delivered to the address of such holder, as reflected on the register maintained by or on behalf of the Company in respect of the Options, S2P Option Entitlements, PSUs, RSUs and DSUs) or such other means as the Company may elect. Notwithstanding that amounts under the Plan of Arrangement are calculated in U.S. dollars, the Company is entitled to make the payments contemplated by Section 4.1(3) of the Plan of Arrangement in the applicable currency in respect of which the Company customarily makes payment to such holder by using the applicable Bank of Canada daily exchange rate in effect on the date that is ten (10) Business Days immediately preceding the Effective Date.

Until surrendered, each DRS Advice or certificate that immediately prior to the Effective Time represented Shares (other than Rollover Shares) shall be deemed after the Effective Time to represent only the right to receive upon such surrender the cash payment which the holder is entitled to receive in lieu of such DRS Advice or certificate as contemplated by Section 4.1 of the Plan of Arrangement, less any amounts withheld pursuant to Section 4.3 of the Plan of Arrangement. Any such DRS Advice or certificate formerly representing Shares (other than Rollover Shares) not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares (other than Rollover Shares) of any kind or nature against or in the Company or the Purchaser. On such date, all cash payments to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

Any payment made by the Depositary (or the Company or any of its Subsidiaries, as applicable) in accordance with the Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares and the Incentive Securities in accordance with the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

No holder of Shares, Rollover Shares, Incentive Securities or S2P Option Entitlements shall be entitled (following the completion of the Plan of Arrangement) to receive any consideration with respect to such Shares, Rollover Shares, Incentive Securities or S2P Option Entitlements other than the cash payment or the consideration set out in the applicable Rollover Agreement or Rollover Award Agreement, if any, or which such holder is entitled to receive in accordance with Section 2.3 and Section 4.1 of the Plan of Arrangement and no such holder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than, in respect of Shares, any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to any securities of the Company with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares that were transferred pursuant to Section 2.3 of the Plan of Arrangement.

The Consideration will be denominated in U.S. dollars, provided that a Shareholder is to be paid a converted amount in Canadian dollars in the event such Shareholder has elected in its Letter of Transmittal, prior the

Effective Date, to receive Canadian dollars. The exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the rate established by the Depositary, in its capacity as foreign exchange service provider to the Company, on the date the funds are converted, which rate will be based on the prevailing market rate for such date. The risk of any fluctuations in exchange rates, including risks relating to the particular date and time at which funds are converted, will be borne solely by the Shareholder. The Depositary, in its capacity as the foreign exchange service provider, will act as principal in such currency conversion transactions.

Expenses of the Arrangement

Nuvei estimates that expenses in the aggregate amount of approximately $31 million will be incurred by it in connection with the Arrangement, including legal, financial advisory, accounting, 50% of the proxy solicitation (the remaining portion being borne by the Purchaser in accordance with the Arrangement Agreement), filing fees and costs, the cost of preparing, translating, printing and mailing this Circular and fees in respect of the Formal Valuation and the Fairness Opinions. The estimated fees, costs and expenses to the Company in connection with the Arrangement are set forth in the table below:

Expenses	Amount (in thousands of $)
Legal Fees	$10,668
Accounting, Financial Advisory and Other Professional Fees and Expenses	$18,965
Strategic Advisory, Printing, Depositary and Communication Fees and Expenses	$596
SEC Filing Fees	$450
Miscellaneous	$275

Estimated Total	$30,954

Except as otherwise specifically provided for in the Arrangement Agreement or agreed among the Purchaser Filing Parties, all expenses incurred in connection with the Arrangement and the Agreement and the transactions contemplated thereunder, including all costs, expenses and fees incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

Except as disclosed herein, in connection with the Arrangement and the transactions contemplated in connection therewith, no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission payable by the Company or any of its subsidiaries or affiliates.

Sources of Funds for the Arrangement

The Purchaser and the Company estimate that the total amount of funds required to complete the Arrangement and related transactions and pay related fees and expenses will be approximately $6,676 million, including approximately $563 million for the payment of the aggregate cash portion of the Rollover Consideration payable to the Rollover Shareholders pursuant to the Rollover Agreements and the Plan of Arrangement, the in-the-money Options, the vested RSUs, vested PSUs and DSUs (whether vested or unvested), and the refinancing of the indebtedness under the Existing Credit Facilities. The total amount of funds required by the Purchaser to complete the Arrangement will be obtained by the Purchaser through the Debt Financing, the Equity Financing and, to the extent available to pay related fees and expenses or existing indebtedness of the Company, Company cash.

The Purchaser has agreed to use its reasonable best efforts to take or cause to be taken all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Financing at the Closing on the terms and conditions in all material respects described in the Financing Commitments, or on such other terms and conditions that are acceptable to the Purchaser (provided that such other terms and conditions would not reasonably be expected to result in a Prohibited Modification). See “Arrangement Agreement – Covenants – Financing Arrangements.”

The Purchaser has represented that at the Effective Time it will have sufficient funds available to pay and satisfy the Required Amount and all other obligations payable by the Purchaser pursuant to the Arrangement Agreement, the Rollover Agreements, the Plan of Arrangement and the Financing Commitments. Obtaining the Financing or any alternative financing is not a condition to the consummation of the Arrangement. If the Purchaser is unable to consummate the Financing, the Company expects that the Purchaser will be unable to fund the Consideration required to complete the Arrangement. In the event the Arrangement cannot be completed due to the failure of the Purchaser to deposit the Consideration, provided that all other conditions to Closing in favour of the Purchaser are and continue to be satisfied or waived and that the Company is otherwise prepared to close the Arrangement, the Company may terminate the Arrangement Agreement, and the Purchaser will be obligated to pay the applicable Reverse Termination Fee of $250 million and the Shareholders will not receive the Consideration. See “Arrangement Agreement – Termination Fees” and “Risk Factors.”

Debt Financing

Concurrently with the execution of the Arrangement Agreement, the Purchaser delivered to the Company a debt commitment letter (together with all exhibits, schedules, annexes and term sheets attached thereto, and as amended, modified, amended and restated or otherwise replaced from time to time after the date of the Arrangement Agreement in compliance with the Arrangement Agreement, the “Debt Commitment Letter,”), pursuant to which a syndicate of lenders (collectively, the “Debt Financing Sources”) have committed to provide to the Purchaser, subject to the terms and conditions therein, senior secured syndicated credit facilities in an initial aggregate principal amount of $3,150 million (the “Debt Financing”), consisting of (i) a senior secured term loan in a principal amount of up to $2,550 million (the “Term Facility”) and (ii) a senior secured loan revolving facility in an aggregate principal amount of $600 million (the “Revolving Facility,” and together with the Term Facility, the “Credit Facilities”). The Term Facility is expected to mature on the seven-year anniversary of the Effective Date. The Revolving Facility is expected to maturity on the five-year anniversary of the Effective Date. The Term Facility is expected to amortize quarterly, starting with the second full fiscal quarter ending after the Effective Date, in installments equal to 0.25% of the original principal amount of the Term Facility, with the balance of the Term Facility being due and payable at maturity. The proceeds of the Term Facility shall be used exclusively to finance the Arrangement, including any related fees, premiums, expenses and other transaction costs incurred in connection with the Arrangement and the transactions relating thereto, to refinance the Existing BMO Facility and to provide cash to the Company’s balance sheet. All advances under the Revolving Facility may be used by the Purchaser (a) on the Effective Date, (i) to finance the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement, (ii) for general corporate purposes, (iii) to fund the fees under the Fee Letter, or (iv) to refinance any revolving facility under the existing credit agreement and to cash collateralize any existing letter of credit or similar instruments, and (b) after the Effective Date, to finance working capital needs and other general corporate purposes and for any other purposes not prohibited by the definitive documentation evidencing the Credit Facilities.

The obligation of the Debt Financing Sources to provide the Credit Facilities is subject to customary limited conditions, specific to each of the Credit Facilities, which are set forth in the Debt Commitment Letter, including the following: the consummation of the Arrangement substantially concurrently with the Debt Financing, the completion of the minimum equity contribution, the accuracy of certain of the borrower’s representations and warranties under the Credit Facilities and certain of the Company’s representations and warranties in the Arrangement Agreement in all material respects, and the absence of a Material Adverse Effect that is continuing.

The commitments and obligation of the Debt Financing Sources to provide the Debt Financing will terminate on the earlier of (i) the date that is five (5) Business Days after the Outside Date (after giving effect to any extension thereof in accordance with the terms of the Arrangement Agreement), (ii) the valid and legally binding termination of the Arrangement Agreement in accordance with the terms of thereof, (iii) the Effective Date, in the event of the consummation of the Arrangement without the funding of the Credit Facilities, and (iv) notice of termination of the Debt Commitment Letter by the Purchaser. The obligations of the Purchaser under the Credit Facilities will be secured, subject to permitted liens and other agreed upon exceptions. The agreement governing the Credit Facilities is expected to contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on additional security interests, indebtedness, fundamental changes, asset dispositions, capital expenditures, acquisitions, distributions or repayment of indebtedness, financial assistance except between guarantors, derivative transactions, and a cap on management fees. Financial and reporting covenants will also be included as well as customary events of default.

Equity Financing

Concurrently with the execution and delivery of the Arrangement Agreement, the Purchaser delivered an equity commitment letter (together with all exhibits, schedules, and annexes attached thereto, and as amended, modified, or replaced from time to time after the date of the Arrangement Agreement in compliance with the Arrangement Agreement, the “Equity Commitment Letter”), pursuant to which certain Advent Funds have committed (the “Equity Financing Sources”), subject to the terms and conditions therein, to make available up to $1,775 million to the Purchaser through a direct or indirect equity investment in the Purchaser at the Closing for the purpose of financing the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement (the “Equity Financing”).

Under the Equity Commitment Letter, each Equity Financing Source has severally (and not jointly and severally) committed to purchase at or immediately prior to the Closing, directly or indirectly and through one or more intermediate vehicles or Persons, on the terms and subject only to the conditions set forth in the Equity Commitment Letter, equity securities of the Purchaser for cash. The proceeds of the Equity Financing will be used solely (a) to pay the Consideration and other amounts contemplated under the Arrangement and (b) pay all fees and expenses required to be paid by Purchaser or any of its Affiliates at the Closing in connection with the transactions contemplated by the Arrangement Agreement (including all fees and expenses of Purchaser required to be paid for the consummation of the Arrangement).

The obligations of the Equity Financing Sources to fund their respective commitment pursuant to the Equity Commitment Letter are subject to customary closing conditions, including (a) the satisfaction or waiver of each of the conditions to the Purchaser’s obligations to effect the Closing set forth in the Arrangement Agreement, in each case, other than any conditions that by their nature are to be satisfied at the Effective Time, but subject to the prior or substantially concurrent satisfaction or waiver of such conditions at the Effective Time; (b) the Debt Financing provided for by the Debt Commitment Letter (or any alternative financing to the Debt Financing contemplated by the Arrangement Agreement) has been funded or will be funded substantially contemporaneously with the funding of such commitment; and (c) the substantially concurrent consummation of the Closing in accordance with the terms of the Arrangement Agreement. If the conditions described in prongs (a), (b) and (c) above are satisfied, the Company will have the right to seek specific performance of the Purchaser’s right to enforce each Equity Financing Source’s obligation to fund its respective commitment under the Equity Commitment Letter, subject to the substantially contemporaneous consummation of the Closing in accordance with the terms of the Arrangement Agreement if such rights are so enforced, and, for greater certainty, without any requirement that such enforcement be with the consent or at the direction of the Purchaser.

The obligations of the Equity Financing Sources to fund their respective commitment pursuant to the Equity Commitment Letter will terminate automatically and immediately upon the earliest to occur of (a) the consummation of the Closing pursuant to the Arrangement Agreement, (b) the valid termination of the Arrangement Agreement in accordance with its terms and (c) the Company or any of its controlled affiliates or their respective representatives acting in the name and for and on their behalf of any of the foregoing commencing a legal proceeding asserting a claim in connection with the Arrangement Agreement, the Equity Commitment Letter, the Limited Guarantee described below or any of the transactions contemplated thereby against the Purchaser, any Equity Financing Source or their respective related persons, successors and assigns, other than certain limited permitted claims, subject to the Equity Financing Sources’ obligation to notify the Company of any such claim and a five business day cure period for the Company to cause any such claim to be withdrawn from the applicable legal proceeding.

Limited Guarantee

Concurrently with the execution and delivery of the Arrangement Agreement, the Equity Financing Sources entered into a limited guarantee (the “Limited Guarantee”) pursuant to which each of the Equity Financing Sources has severally (and not jointly or jointly and severally) guaranteed to the Company to pay its portion of the Purchaser’s payment obligations under the Arrangement Agreement related to:

(a)

the indemnification of the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of the Financing or any potential financing by the Purchaser or any actions or omissions by any of them in connection with any request by the Purchaser made thereunder and for any alleged misstatement or omission in any information provided under the Arrangement Agreement at the request of the Purchaser except to the extent any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties arise out of or result from (i) gross negligence, fraud or willful misconduct by any of the Company, its Subsidiaries or their respective Representatives, as determined by a final, non-appealable Order of a court of competent jurisdiction, or (ii) a Willful Breach of the Arrangement Agreement by the Company or any of its Subsidiaries or any of their respective Representatives;

(b)

in the event the Arrangement Agreement is terminated in accordance with its terms, (i) the reimbursement of the Company for all documented out-of-pocket costs, fees and expenses and taxes incurred by the Company and its Subsidiaries in connection with any proposed Pre-Acquisition Reorganization (including any unwinding thereof), and (ii) the indemnification of the Company and its Subsidiaries from and against any and all liabilities, losses, damages, claims, penalties, interests, awards, judgements and taxes suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (including any unwinding thereof), or in taking reasonable steps to reverse or unwind any Pre-Acquisition Reorganization;

(c)	the payment of the Reverse Termination Fee upon the occurrence of a Reverse Termination Fee Event; and

(d)

the reimbursement of up to $3 million in enforcement costs incurred by the Company in the collection of the Reverse Termination Fee in the event the Purchaser fails to pay in a timely manner the Reverse Termination Fee in accordance with the express terms of the Arrangement Agreement;

provided that, in any event, (x) the aggregate liability of the Equity Financing Sources does not exceed $253 million, and (y) the liability of any Equity Financing Source does not exceed such Equity Financing Source’s pro rata share of the aforementioned aggregate cap.

Interests of Certain Persons in the Arrangement

In considering the recommendations of the Special Committee and the Board with respect to the Arrangement, Shareholders should be aware that certain of the directors and executive officers of Nuvei have interests in connection with the Arrangement as described below that may be in addition to, or separate from, those of Shareholders generally in connection with the Arrangement. The Special Committee and the Board are aware of these interests and considered them along with other matters described under “Special Factors – Position of the Special Committee as to Fairness.”

All benefits received, or to be received, by directors, officers or employees of the Company (other than any Rollover Shareholders in their capacity as such), as a result of the Arrangement are, and will be, solely in connection with their services as directors, officers or employees of the Company. No benefit has been, or will be, conferred for the purpose of increasing the value of Consideration payable to any such person for the Shares held by such persons, and no consideration is, or will be, conditional on such person supporting the Arrangement.

The Rollover Shareholders

In connection with the execution of the Arrangement Agreement, each of the Rollover Shareholders entered into a Rollover Agreement with the Purchaser, dated as of April 1, 2024, pursuant to which it has agreed, subject to the terms thereof, to sell to the Purchaser all of the Shares held by it in exchange for a combination of cash consideration based on the Consideration and shares in the capital of the Purchaser or an affiliate thereof. Each of the Rollover Shareholders will hold the same class of voting common shares in the Purchaser or an affiliate thereof as will be held, directly or indirectly, by the Equity Financing Sources affiliated with Advent, and the shares to be issued to the Rollover Shareholders pursuant to the Rollover Agreements will be issued at the same price per share as paid by Equity Financing Sources at the Closing in connection with the Equity Financing. Following completion of the Arrangement, Philip Fayer, Novacap and CDPQ are expected to hold or exercise control or direction over, directly or indirectly, approximately 24%, 18% and 12%, respectively, of the common equity of the resulting private company. Each Rollover Agreement automatically terminates upon the termination of the Arrangement Agreement.

Pursuant to the Rollover Agreement entered into by Philip Fayer and WPF, (i) the portion of each outstanding and unexercised Option registered in the name of and/or held by Mr. Fayer that is unvested immediately prior to the Effective Time will, pursuant to the Plan of Arrangement, be, and will be deemed to be, disposed of in exchange for an option granted by Canada Parent to purchase from Canada Parent a certain number of Canada Parent non-voting shares, (ii) each outstanding PSU (whether vested or unvested) registered in the name of and/or held by Mr. Fayer immediately prior to the Effective Time will be immediately cancelled for no consideration and (iii) for each outstanding RSU (vested and unvested) registered in the name of and/or held by Mr. Fayer immediately prior to the Effective Time, Canada Parent will be substituted for the Company and henceforth hold all of the Company’s rights and be responsible for all of the Company’s obligations under each such RSU and each such RSU will cease to represent an interest in Subordinate Voting Shares and will instead represent an interest in a certain number of Canada Parent non-voting shares.

Pursuant to the Rollover Agreements, Canada Parent has agreed to enter into a shareholders agreement with each of the Rollover Shareholders and the Equity Financing Sources (or any applicable holding companies through which the Rollover Shareholders and/or the Equity Financing Sources will hold interests in Canada Parent) (collectively, the “Investors”) that will govern the rights and obligations of the Investors in connection with their investment in Canada Parent following the Arrangement (the “Proposed Shareholders Agreement”).

The Proposed Shareholders Agreement contemplates having each of the Investors with the right to designate members of the board of directors of Canada Parent, which will initially comprise ten members: the Investor affiliated with Mr. Fayer will have the right to appoint two members (one of whom will be Mr. Fayer while serving as the Chief Executive Officer of Nuvei; Mr. Fayer will also be the Chair of the Board of Canada Parent while he is the Chief Executive Officer of Nuvei), the Investor(s) affiliated with Novacap will have the right to appoint one member, the Investors affiliated with Mr. Fayer and Novacap will have the right to jointly appoint one independent member, the Investor affiliated with CDPQ will have the right to appoint one member, and the Investor affiliated with Advent will have the right to appoint five members, in each case, subject to certain minimum ownership requirements in Canada Parent. Each of the Investors will also have the right to appoint a commensurate number of directors to the board of directors (or equivalent governing body) of any subsidiary of Canada Parent, including Nuvei. Quorum for any meeting of the Canada Parent board will require a majority of the directors, including at least two directors appointed by the Investor affiliated with Advent and at least one director appointed by each of the other Investors, subject in each case to certain minimum ownership requirements. In addition, each of the Investors will have the right to designate one or more non-voting observers to attend meetings of the board, subject in each case to certain minimum ownership requirements.

The Proposed Shareholders Agreement also requires, in addition to the approval of the board of Canada Parent, the prior approval of certain of the Investors to take certain actions, including, among other things: (a) equity issuances; (b) affiliate transactions; (c) debt incurrences over certain thresholds; (d) acquisition or disposition transactions over certain thresholds; or (e) any fundamental change in the business of Nuvei.

The Proposed Shareholders Agreement provides for the prior approval of Nuvei’s annual consolidated budget and material amendments thereto by Investors holding more than 54% of the outstanding shares, and the Investor affiliated with Mr. Fayer must approve non-ordinary course debt incurrences, non-ordinary course mergers and acquisitions, issuances of new equity interests in excess of a specific threshold, and non-ordinary course dispositions so long as Mr. Fayer is the Chief Executive Officer of Nuvei, and thereafter, as applicable, for so long as the Investor affiliated with Mr. Fayer holds at least 2/3 of the stake held by such Investor as of the completion of the Arrangement. Prior to an initial public offering, so long as Mr. Fayer is the Chief Executive Officer of Nuvei, Mr. Fayer and the compensation committee of the board of Canada Parent will jointly determine the composition of Nuvei’s executive leadership team and material employment and compensation terms, subject to final approval by both Mr. Fayer and the Canada Parent board. In addition, the Proposed Shareholders Agreement also contains certain commitments in respect of maintaining a head office in Québec negotiated by CDPQ and discussed in greater detail under “Special Factors—The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement.”

The Proposed Shareholders Agreement also contains restrictions on the transfer of equity securities of Canada Parent and will require that transfers must comply with the Investors’ right of first offer and customary, pro rata tag-along rights, subject to certain limited and customary exceptions for transfers to affiliates and for estate planning purposes or pursuant to drag-along and tag-along rights.

The Proposed Shareholders Agreement also provides the Investors with liquidity rights, including customary drag-along rights and the right to cause Canada Parent to undertake an initial public offering that meets certain offering size and listing requirements (a “Qualified IPO”). The Investors required (based on the percentage of outstanding shares held in Canada Parent by such Investors) to invoke drag-along rights or cause Canada Parent to undertake a Qualified IPO will depend on the amount of time that has passed since the Closing of the Arrangement prior to the applicable right being exercised and the return to the Investors on their investment in the proposed sale or Qualified IPO, as applicable.

The Proposed Shareholders Agreement will also include customary preemptive rights and information rights for the Investors and will provide that, following any initial public offering of Canada Parent (or its subsidiary or successor), Investors will have customary demand registration rights (subject to minimum ownership requirements) and piggyback registration rights.

The Rollover Shareholders and Advent have agreed that, upon the completion of the Arrangement, Canada Parent will bear the costs and expenses incurred by Mr. Fayer, Novacap, CDPQ and Advent in connection with the negotiation of Rollover Agreements and Proposed Shareholders Agreement, subject to certain limited exceptions for expenses specific to a Rollover Shareholder or Advent, as applicable.

The Arrangement is supported by the Rollover Shareholders, who collectively own or exercise control or direction over 100% of the Multiple Voting Shares, approximately 0.20% of the Subordinate Voting Shares, and approximately 92% of the voting rights associated to all of the issued and outstanding Shares. The Rollover Shareholders have entered into Rollover Shareholder Support and Voting Agreements pursuant to which they have agreed, subject to certain terms, to vote all of their Shares in favour of the Arrangement Resolution.

The Purchaser Filing Parties have interests in the Arrangement that are different from, and/or in addition to, those of the other holders of Shares by virtue of their interests in the Company after the completion of the Arrangement.

See “The Arrangement – Rollover Agreements” and “Certain Effects of the Arrangement.”

WPF Investor Participation

Investor participation arrangements will be entered into (and effective) as of Closing, granting WPF the right to receive supplemental value from the Investors upon or following a prescribed period following a liquidity event, including an initial public offering, on the following material terms and conditions:

•

WPF will be entitled to a distribution equal to the greater of (i) the Anti-Dilution Adjustment Amount (hereinafter defined), and (ii) the greater of: (a) 15% of the return on invested capital (“ROIC”) earned by each Investor above 2.75x, or (b) if an Investor’s ROIC is above 3x (the “Second Threshold”), 10% of such Investor’s ROIC, with a priority “catch-up” payment equal to 50% of returns above the Second Threshold until such 10% is received (such entitlement in the foregoing clause (ii), the “Investor Promote,” and together with the Anti-Dilution Adjustment Amount, the “Investor Participation”). The Investor Participation shall be calculated on a Investor-by-Investor basis and will vest quarterly ratably over a four-year period following Closing, subject to proration or acceleration in certain circumstances.

•

The “Anti-Dilution Adjustment Amount” means, at a prescribed calculation time, the positive difference between: (i) the sum of (I) the value received prior to such time by the Fayer Group in respect of shares held by it in Canada Parent (for the avoidance of doubt, other than the Investor Promote) and (II) the aggregate value of the remaining shares then held by the Fayer Group in Canada Parent, and (ii) the value that the Fayer Group would have received in respect of his shares in Canada Parent pursuant to the calculation set forth in the foregoing clause (i) in the event that no incentive equity awards had been granted or issued by Canada Parent following Closing. With respect to each Investor, if the total aggregate amount (inclusive of any prior distributions received by WPF in respect of the Investor Promote) to which WPF would be entitled under the Investor Promote in respect of such Investor would be less than the Anti-Dilution Adjustment Amount, such Investor shall distribute to WPF an amount of cash or marketable securities, at the Investor’s election, equal to such Investor’s share of the Anti-Dilution Adjustment Amount (being the Investor’s respective percentage ownership of the shares of Canada Parent as at Closing). For the avoidance of doubt, the Anti-Dilution Adjustment will be subject to the same vesting conditions as the Investor Promote.

Effective upon the Closing, Mr. Fayer will also enter into a new employment agreement with Nuvei, the material terms of which are described under “ — Philip Fayer Post-Closing Employment Agreement ” below.

Holdings in Shares, Options, RSUs, PSUs and DSUs

The Shares, Options, RSUs, PSUs and DSUs held by the directors and executive officers of Nuvei are listed under “Information Concerning Nuvei—Ownership of Securities.” Except for the Rollover Shares, the Shares held by the directors and executive officers of Nuvei will be treated in the same fashion under the Arrangement as Shares held by any other holders. This includes the right to receive a cash payment from the Purchaser in the amount of $34.00 for each Share. Rollover Shares will be treated in accordance with the Plan of Arrangement and the applicable Rollover Agreements.

Options will be treated in accordance with the Plan of Arrangement, but generally, each Option (other than an Option that is a Rollover Award) outstanding immediately prior to the Effective Time that has not yet vested in accordance with its terms will be accelerated so that such Option becomes exercisable, notwithstanding the terms of the applicable Incentive Plan or any award or similar agreement pursuant to which such Option was granted or awarded, and each holder of Options (other than Options that are a Rollover Award) outstanding immediately prior to the Effective Time and that has not been duly exercised will receive a cash payment from the Company equal to the amount by which (if any) the Consideration exceeds the exercise price per Share in respect of such Options, less applicable withholdings. Where applicable, Options for which the exercise price per Share is equal to or exceeds the Consideration will be cancelled for nil consideration.

RSUs and PSUs will be treated in accordance with the Plan of Arrangement and, in respect of RSUs and PSUs that are Rollover Awards, in accordance with the terms of the applicable Rollover Award Agreements, but generally, (i) each vested RSU and PSU (other than vested RSUs and PSUs that are Rollover Awards) outstanding immediately prior to the Effective Time will be deemed to be transferred by the holder of such RSU or PSU to the Company in exchange for an amount in cash from the Company equal to the number of Shares underlying such RSU or PSU multiplied by the Consideration, less any applicable withholdings, and (ii) each unvested RSU and PSU (other than unvested RSUs and PSUs that are Rollover Awards) shall remain outstanding and shall thereafter, for each Share underlying such unvested RSU or PSU, entitle the holder thereof to receive, upon satisfaction of the applicable vesting and performance conditions (as applicable), an amount in cash from the Company equal to the Consideration, less any applicable withholdings.

DSUs will be treated in accordance with the Plan of Arrangement, but generally, each DSU (whether vested or unvested) outstanding immediately prior to the Effective Time will be deemed to have vested and be deemed to be transferred by the holder of such DSUs to the Company in exchange for an amount in cash from the Company equal to the number of Shares underlying such DSU multiplied by the Consideration, less any applicable withholdings.

Notwithstanding the foregoing, if any holder of an Option, RSU, PSU or DSU is subject to income taxation under Section 409A of the Code, the Company may take any actions necessary or advisable to avoid the imposition of any tax or penalty by reason of the treatment of such award under the Plan of Arrangement as described above.

Rollover Awards will be treated in accordance with the relevant Rollover Award Agreements.

In the aggregate, directors and executive officers of the Company are expected to receive approximately $62 million in consideration for their Shares (other than Rollover Shares) and Incentive Securities (other than Rollover Awards) pursuant to the Arrangement. See “Information concerning Nuvei – Ownership of Securities – Consideration to be Received in Connection with the Arrangement” and “The Arrangement – Implementation of the Arrangement.”

Continuing Insurance Coverage for Directors and Officers of the Company

The Arrangement Agreement provides that the Company shall purchase customary fully pre-paid and non-cancelable “tail” policies of directors’ and officers’ liability fiduciary liability, and employment practices liability insurance providing protection no less favourable in the aggregate than the protection provided by such policies maintained by or for the benefit of the Company and its Subsidiaries which are in effect immediately prior to the Effective Time and providing protection in respect of claims and other matters arising from actual or alleged acts, omissions, facts or events which occurred on or prior to the Effective Time for a period of six (6) years following Closing. If the Company fails to purchase such “tail” policy prior to Closing, then the Purchaser shall maintain in effect for a period of at least six (6) years from and after the Effective Time the directors’ and officers’ liability insurance in place as of the date of the Arrangement Agreement with terms, conditions, retentions and limits of liability that are no less advantageous to the present and former directors and officers of the Company and its Subsidiaries than the coverage provided under the Company’s and its Subsidiaries’ existing policies as of the date of the Arrangement Agreement, or the Company shall purchase comparable directors’ and officers’ liability insurance for such six (6) year period with terms, conditions, retentions and limits of liability that are at least as favourable to the present and former directors and officers of the Company and its Subsidiaries as provided in the Company’s existing policies as of the date of the Arrangement Agreement. See “Arrangement Agreement – Insurance and Indemnification.”

Employment Agreements

The Company has executive employment agreements with each of its executive officers, namely Philip Fayer, David Schwartz, Yuval Ziv, Vicky Bindra, Max Attias, Neil Erlick, Scott Calliham, Caitlin Shetter and Lindsay Matthews. Each such executive officer is entitled to receive compensation established by the Company, as well as other benefits in accordance with plans available to the most senior employees. The employment agreements of the executive officers do not entitle them to any payments at, following, or in connection with a transaction such as the Arrangement.

Philip Fayer, Chair and Chief Executive Officer

Under the employment agreement with M. Fayer, Mr. Fayer may terminate his employment by providing the Company with 8 week’s prior notice. Mr. Fayer’s employment agreement provides that in the event Mr. Fayer is terminated other than for cause, or in case of a constructive dismissal (defined as either his title of Chief Executive Officer being changed, or his annual salary and other benefits being substantially reduced), he is entitled to receive: (i) the base salary earned up to the termination date, (ii) all benefits earned up to the termination date on a pro-rated basis, (iii) payment of any earned but unused vacation days, (iv) the bonus accrued for the fiscal year ending prior to the termination, as well as the bonus attributable to the fiscal year in which termination occurs on a pro-rated basis; and (v) 18 months of the average of the total compensation received in the two years prior to the year of his employment termination date. Mr. Fayer’s employment agreement also contains non-competition and non-solicitation covenants which are in effect during the period of his employment and for 18 months thereafter.

In addition, the agreement provides that, for so long as such agreement is in force, the Company agrees to include Mr. Fayer in the list of nominees proposed as directors by the Company, by indicating such nomination in the management proxy circular for the election of directors of the Company.

In the event that the employment of Mr. Fayer is terminated other than for cause, retirement or resignation, or in the case of his death or disability, all vested portions of his PSUs and performance-based Options will expire on the earlier of (i) 90 days after the effective date of termination or other event; and (ii) the expiry date of such vested portion of his PSUs and performance-based Options, and all portions of his PSUs and performance-based Options that have not yet vested will expire immediately upon such termination or other event. In the event that the employment of Mr. Fayer is terminated for cause or if Mr. Fayer retires or resigns, all vested and unvested portions of his PSUs and performance-based Options will terminate effective as of the date of termination, retirement or resignation, as applicable.

In the event of a Change in Control (as defined in the Omnibus Incentive Plan), any portion of his PSUs and performance-based Options for which the applicable share price hurdle has not been previously satisfied will be deemed earned to the extent the price per share pursuant to such change of control transaction equals or exceeds the share price hurdle applicable to such PSUs and performance-based Options. Any other portion of his performance-based Options will be forfeited in its entirety. The Consideration of $34.00 per Share is below the share price hurdles triggering vesting of Mr. Fayer’s PSUs and performance-based Options.

In connection with the Closing, Mr. Fayer will enter into a new employment agreement with Nuvei, the material terms of which are described below.

David Schwartz, Chief Financial Officer

Mr. Schwartz’s employment agreement provides that in the event Mr. Schwartz is terminated other than for cause, death or incapacity, he is entitled to receive (i) the base salary earned up to the termination date; (ii) payment of any earned but unused vacation; (iii) the bonus accrued for the fiscal year ending prior to the termination; (iv) 18 months of base salary, and (v) an amount equal to 150% of the average annual bonus received in the two years prior to his termination date. Mr. Schwartz’s agreement also provides that he will continue to benefit from any entitlements under the Company’s group benefits plan (or receive an amount equal to the cost of acquiring equivalent private coverage) for up to 18 months following his termination date. Mr. Schwartz’s employment agreement also contains a non-solicitation covenant which is in effect during the period of his employment and for 18 months thereafter.

Yuval Ziv, President

The employment agreement with Mr. Ziv may be terminated by either Mr. Ziv or the Company at any time with six months’ prior notice (or salary and benefits in lieu of notice by the Company), unless the Company terminates Mr. Ziv for cause, in which case he will not be entitled to notice or any severance pay.

Mr. Ziv’s employment agreement also contains a non-competition covenant which is in effect during Mr. Ziv’s employment and for 12 months thereafter. In addition, Mr. Ziv’s employment agreement contains a non-solicitation covenant, which is in effect during the period of his employment and for periods of either 12 or 24 months following his termination date, as it pertains to employees and business relationships of the Company, respectively. In the event Mr. Ziv resigns or is not terminated for cause, Mr. Ziv’s non-competition covenant is subject to a condition that the Company pay Mr. Ziv monthly compensation of $41,670 per month during the first six months of the non-competition period.

Kanwarpal Singh (Vicky) Bindra, Chief Product and Operations Officer

Under the employment agreement with Mr. Bindra, his employment may be terminated by the Company for any reason, with or without cause, and Mr. Bindra with 60 days’ prior notice for any reason. Mr. Bindra’s employment agreement provides that in the event he is terminated other than for cause, subject to his execution and non-revocation of a release of claims, he is entitled to receive (i) 12 months of base salary continuation payments and (ii) the prorated annual bonus amount for the year in which the termination occurs (based on the actual achievement of performance goals at the end of the year). Mr. Bindra’s employment agreement also contains non-competition and non-solicitation covenants which are in effect during Mr. Bindra’s employment and for 12 months thereafter.

Neil Erlick, Chief Corporate Development Officer

Under the employment agreement with Mr. Erlick, Mr. Erlick may terminate his employment by providing the Company with 8 week’s prior notice. Mr. Erlick’s employment agreement provides that in the event he is terminated other than for cause, death or incapacity, he is entitled to receive (i) the base salary earned up to the termination date, (ii) all benefits earned up to the termination date on a pro-rated basis, (iii) payment of any earned but unused vacation days, (iv) the bonus accrued for the fiscal year ending prior to the termination, as well as the bonus attributable to the fiscal year in which termination occurs, in such case, with the bonus being payable (A) if the actual results of the Company as of the termination date, compared to the established performance objectives for that same period would, on an annualized basis, result in an annual bonus being earned, (B) in an amount that is equal to the pro-rated amount of an annual bonus for the period of employment during the applicable year at the termination date; and (C) as of the termination date, and (v) 12 months of annual salary equal to the greater of (i) the average of Mr. Erlick’s annual base salary received in the 2 years prior to the year of the termination date, or (ii) C$524,000, provided however that in such case, Mr. Erlick shall lose all other benefits available under his employment agreement.

Mr. Erlick’s employment agreement also contains a non-competition covenant which is in effect during Mr. Erlick’s employment and for 12 months thereafter. In addition, Mr. Erlick’s employment agreement contains a non-solicitation covenant which is in effect during the period of his employment and for 5 years thereafter.

Max Attias, Chief Technology Officer

Under the employment agreement with Mr. Attias, his employment may be terminated by either Mr. Attias or the Company for any reason with 90 days’ prior notice. Mr. Mattias’ employment agreement provides that in the event he is terminated without cause, Mr. Mattias will be entitled to his base salary and benefits for the duration of the period of the notice period during which he works for the Company. Mr. Attias’ employment agreement also contains non-competition and non-solicitation covenants which are in effect during Mr. Attias’ employment and for 12 months thereafter.

Scott Calliham, Chief Strategy Officer

Under the employment agreement with Mr. Calliham, his employment may be terminated by the Company for any reason, with or without cause, and by Mr. Calliham with 60 days’ prior notice for any reason. Mr. Calliham’s employment agreement provides that in the event he is terminated other than for cause, subject to his execution and non-revocation of a release of all claims, he is entitled to receive 24 months of base salary continuation payments. Mr. Calliham’s employment agreement also contains non-competition and non-solicitation covenants which are in effect during Mr. Calliham’s employment and for 24 months thereafter.

Caitlin Shetter, Chief People Officer

Ms. Shetter’s employment agreement provides that in the event Ms. Shetter’s employment is terminated as a result of her resignation for good reason or by the Company without cause, subject to her execution and non-revocation of a release of claims, she is entitled to receive (i) 6 months of base salary continuation payments, (ii) the prorated annual bonus amount for the year in which the termination occurs (based on the actual achievement of performance goals at the end of the year), and (iii) payment for her healthcare premiums for up to 6 months. Ms. Shetter’s employment agreement also contains non-solicitation and non-competition covenants which are in effect during the period of her employment and for 6 months thereafter.

Lindsay Matthews, General Counsel and Corporate Secretary

Under the employment agreement with Ms. Matthews, Ms. Matthews may terminate her employment by providing the Company with 4 week’s prior notice. Ms. Matthews’ employment agreement provides that in the event Ms. Matthews’ employment is terminated by the Company for any reason other than a just and sufficient cause, she is entitled to receive: (i) 9 months base salary, plus one additional month per year of service, to a maximum of 12 months, (ii) 9 months of bonus, plus 1 additional month per year of service, to a maximum of 12 months, calculated based on the monthly average bonus paid to Ms. Matthews over the previous 2 completed years of service, (iii) the annual bonus amount, should termination occur within 30 days of the end of the then current calendar year, or after year end, but before the bonus is scheduled to be paid, (iv) payment of any earned but unused vacation days, and (v) continuation of group insurance benefits in effect at the time of termination for a duration of 9 to 12 month period (as applicable), ceasing upon new employment, if earlier.

Ms. Matthews’ employment agreement also contains a customer non-solicitation covenant which is in effect during Ms. Matthews’ employment and for 2 years following the termination of her employment. In addition, Ms. Matthews’ employment agreement contains an employee non-solicitation covenant which is in effect during Ms. Matthews’ employment and for 12 months thereafter. Ms. Matthews’ employment agreement also contains a non-competition covenant that is in effect during her employment and for a period of 9 months following the termination of her employment.

Philip Fayer Post-Closing Employment Agreement

In connection with and effective upon the Closing, Mr. Fayer will enter into a new employment agreement with Nuvei governing his employment and compensation terms following the Effective Time. Under the employment agreement, Mr. Fayer will receive an annual base salary of no less than $625,000 and a target annual bonus to be established at the 75th percentile of market range (as determined by an outside compensation consultant retained by the board of directors of Canada Parent), but not less than 100% of base salary. Mr. Fayer will not be entitled to receive any new incentive awards other than the ones that will remain in effect pursuant to the Arrangement, will participate in employee health and welfare benefits consistent with those provided to senior executives of Nuvei from time to time, and will be entitled to use of the corporate aircraft under the terms then agreed by the parties.

The employment agreement will provide that, subject to certain minimum ownership requirements, certain Investors will have the right to terminate Mr. Fayer’s employment in the specified, limited circumstances that the Rollover Shareholders (other than the Fayer Group) and Advent have determined will constitute “material underperformance,” beginning with the 2025 fiscal year.

Other than in connection with material underperformance or “cause,” Mr. Fayer’s employment generally may not be terminated by Nuvei within the first 24 months following the Closing. In the event of a termination of Mr. Fayer’s employment by Nuvei without “cause” (including for material underperformance) or by Mr. Fayer with “good reason” (as defined in the agreement), subject to his execution and non-revocation of a mutual release of claims, he will receive a severance payment equal to $25 million. In the event of a termination of employment for any reason other than for cause or without good reason, the Fayer Group will have two put rights, up to a maximum of $75 million in any year in the aggregate, and a cumulative total of $100 million.

Post-Closing Management Incentive Plan

In connection with the Closing, Canada Parent will adopt an equity incentive plan (the “MIP”) with respect to 5% of Canada Parent’s outstanding common shares, under which the Company’s management team and certain other employees selected by the board of directors of Canada Parent will be eligible to participate on customary terms for sponsor-backed, private companies.

Intentions of Directors and Executive Officers

The directors and members of Senior Management of the Company who are not Rollover Shareholders collectively own or exercise control or direction over approximately 0.20% of the Subordinate Voting Shares and have entered into D&O Support and Voting Agreements pursuant to which they have agreed, subject to the terms thereof, to vote all of their Subordinate Voting Shares IN FAVOUR of the Arrangement Resolution. In addition, the Rollover Shareholders, who collectively own or exercise control or direction over 100% of the Multiple Voting Shares, approximately 0.20% of the Subordinate Voting Shares, and approximately 92% of the voting rights associated to all of the issued and outstanding Shares, have entered into Rollover Shareholder Support and Voting Agreements pursuant to which they have agreed, subject to the terms thereof, to support and vote all of their Shares IN FAVOUR of the Arrangement Resolution. The Subordinate Voting Shares held by the Rollover Shareholders will be excluded for purposes of the “minority approval” under MI 61-101. See “The Arrangement – Support and Voting Agreements.”

Accounting Treatment of the Arrangement

The Arrangement will be accounted for in accordance with IFRS. The Company is of the view that the Arrangement would not constitute a change of control under IFRS.

Arrangements between Nuvei and Security Holders

Except as otherwise described in this Circular, Nuvei has not made or proposed to be made any agreement, commitment or understanding with a security holder of Nuvei relating to the Arrangement. Nuvei is not a party to any of the Support and Voting Agreements, Rollover Agreements or Rollover Award Agreements.

INFORMATION CONCERNING THE PURCHASER FILING PARTIES

The Purchaser

The Purchaser was incorporated under the CBCA on March 25, 2024. Its registered office is located at 199 Bay Street, Suite 4000, Toronto, Ontario M5L 1A9, Canada. The Purchaser has been incorporated for the purpose of completing the Arrangement and, as of the date hereof, the Advent Funds own indirectly all of the outstanding securities of the Purchaser. After the closing of the transactions contemplated by the Arrangement, the securities of the Purchaser will be held directly or indirectly by affiliates of the Advent Funds and the Rollover Shareholders. The Purchaser has not engaged in any business other than in connection with the Arrangement and related transactions. The principal business of the Purchaser is that of a holding company.

Founded in 1984, Advent is one of the largest and most experienced global private equity investors. The firm has invested in over 415 private equity investments across more than 40 countries and regions, and as of September 30, 2023, had $91 billion in assets under management. With 15 offices in 12 countries, Advent has established a globally integrated team of over 295 private equity investment professionals across North America, Europe, Latin America, and Asia. The firm focuses on investments in five core sectors, including business and financial services; health care; industrial; retail, consumer, and leisure; and technology. For 40 years, Advent has been dedicated to international investing and remains committed to partnering with management teams to deliver sustained revenue and earnings growth for its portfolio companies.

The total amount of funds required to complete the Arrangement will be obtained by the Purchaser pursuant to the Debt Commitment Letter and the Equity Commitment Letter. See “The Arrangement – Sources of Funds for the Arrangement.”

Philip Fayer and WPF

Philip Fayer is the Founder, Chair and Chief Executive Officer of the Company and is a citizen of Canada. The business address of Philip Fayer is 510-345 Victoria Avenue, Westmount, Québec, H3Z 2N1, Canada.

WPF was incorporated under the CBCA on March 13, 2019. Philip Fayer controls WPF and is the sole director and officer of WPF. Its registered office is located at 510-345 Victoria Avenue, Westmount, Québec, H3Z 2N1, Canada. The principal business of WPF is that of a holding company.

Novacap

Founded in 1981, Novacap is a leading North American private equity investor and one of Canada’s most experienced private equity firms. Novacap, with over C$8 billion of assets under management, has invested in more than 100 platform companies, which have completed more than 150 add-on acquisition. Applying a sector-focused approach since 2007, Novacap’s dedicated funds and investment teams in TMT, Industries, Financial Services, and Digital Infrastructure focus on lower middle market companies seeking a value-added partner. With more than 65 investment professionals, supported by more than 45 operations, capital markets, transaction, and other corporate service professionals, Novacap provides the domain expertise to help companies identify and address operating challenges while accelerating their growth. Novacap is headquartered in Montréal, with offices in Toronto, and New York.

CDPQ

CDPQ is a long-term institutional investor headquartered in Québec City with its principal place of business in Montréal, Québec. Founded in 1965 and governed by the Act respecting the Caisse de dépôt et placement du Québec, CDPQ manages funds primarily for public and parapublic pension and insurance plans. CDPQ invests these funds globally and across different asset classes namely, equity markets, private equity, infrastructure, real estate and fixed income. As at December 31, 2023, CDPQ’s net assets totaled C$434 billion.

INFORMATION CONCERNING NUVEI

General

Nuvei was incorporated under the CBCA on September 1, 2017, under the name “10390461 Canada Inc.” The Company subsequently changes its name to “Pivotal Development Corporation Inc.” on September 21, 2017 and to “Nuvei Corporation” on November 27, 2018. Its head office is located at 1100 René-Lévesque Boulevard West, 9th Floor, Montréal, Québec H3B 4N4.

Nuvei is a Canadian fintech company accelerating the business of its customers around the world. Its modular, flexible and scalable technology allows leading companies to accept next-generation payments, offer an extensive number of payout options and benefit from card issuing, banking, and risk and fraud management services. Nuvei believes it is differentiated by its proprietary technology platform, which is purpose-built for high-growth eCommerce, integrated payments and business to business. Nuvei’s platform enables customers to pay and/or accept payments worldwide regardless of their customers’ location, device or preferred payment method. Nuvei’s solutions span the entire payments stack and include a fully integrated payments engine with global processing capabilities, a turnkey solution for frictionless payment experiences and a broad suite of data-driven business intelligence tools and risk management services. Connecting businesses to their customers in more than 200 markets worldwide, with local acquiring in 50 of those markets, 150 currencies and 700 alternative payment methods, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration – propelling them further, faster.

Description of Share Capital

The following description of our share capital summarizes certain provisions contained in the Company’s Articles and by-laws. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Articles and by-laws.

Nuvei’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares, of which 63,965,523 were issued and outstanding as of May 9, 2024, (ii) an unlimited number of Multiple Voting Shares, of which 76,064,619 were issued and outstanding as of May 9, 2024, and (iii) an unlimited number of Preferred Shares, issuable in series, none of which were outstanding as of May 9, 2024. The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable securities laws in Canada.

Subordinate Voting Shares and Multiple Voting Shares

Except as described herein, the Subordinate Voting Shares and the Multiple Voting Shares have the same rights, are equal in all respects and are treated by Nuvei as if they were one class of shares.

Rank

The Subordinate Voting Shares and Multiple Voting Shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Company. In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Subordinate Voting Shares and the holders of Multiple Voting Shares are entitled to participate equally, share-for-share, in the remaining property and assets of the Company available for distribution to the holders of shares, without preference or distinction among or between the Subordinate Voting Shares and the Multiple Voting Shares, subject to the rights of the holders of any Preferred Shares.

Dividends

The holders of outstanding Subordinate Voting Shares and Multiple Voting Shares are entitled to receive dividends on a share-for-share basis at such times and in such amounts and form as the Board may from time to time determine, but subject to the rights of the holders of any Preferred Shares, without preference or distinction among or between the Subordinate Voting Shares and the Multiple Voting Shares. In the event of a payment of a dividend in the form of shares, Subordinate Voting Shares shall be distributed with respect to outstanding Subordinate Voting Shares and Multiple Voting Shares shall be distributed with respect to outstanding Multiple Voting Shares.

Voting Rights

The holders of outstanding Subordinate Voting Shares are entitled to one (1) vote per share and the holders of Multiple Voting Shares are entitled to ten (10) votes per share. As of May 9, 2024, the Subordinate Voting Shares collectively represented approximately 45.6% of Nuvei’s issued and outstanding Shares and approximately 8% of the voting power attached to all of our issued and outstanding Shares, and the Multiple Voting Shares collectively represented approximately 54.4% of Nuvei’s issued and outstanding shares and approximately 92% of the voting power attached to all of our issued and outstanding shares.

Conversion

The Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. Upon the first date that a Multiple Voting Share shall be held by a Person (as defined below) other than by a Permitted Holder (as defined below), the Permitted Holder which held such Multiple Voting Share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such Multiple Voting Share into a fully paid and non-assessable Subordinate Voting Share, on a share-for-share basis.

In addition:

•

all Multiple Voting Shares held by the Fayer Group Permitted Holders (as defined below) will convert automatically into Subordinate Voting Shares at such time that the Fayer Group Permitted Holders no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding Shares (as defined below);

•

all Multiple Voting Shares held by the Novacap Group Permitted Holders (as defined below) will convert automatically into Subordinate Voting Shares at such time that the Novacap Group Permitted Holders no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding Shares; and

•

all Multiple Voting Shares held by the CDPQ Group Permitted Holders (as defined below) will convert automatically into Subordinate Voting Shares at such time that the CDPQ Group Permitted Holders no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding Shares.

For purposes of the foregoing:

“Affiliate” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such specified Person;

“CDPQ Group Permitted Holders” means CDPQ and any of its Affiliates;

“Fayer Group Permitted Holders” means (i) Mr. Philip Fayer and any Members of the Immediate Family of Mr. Philip Fayer, and (ii) any Person controlled, directly or indirectly, by one or more Persons referred to in clause (i) above;

“Members of the Immediate Family” means with respect to any individual, each parent (whether by birth or adoption), spouse, or child (including any step-child) or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Tax Act, as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual;

“Novacap Group Permitted Holders” means Novacap TMT IV, L.P., Novacap International TMT IV, L.P., NVC TMT IV, L.P., Novacap TMT V, L.P., Novacap International TMT V, L.P., Novacap TMT V-A, L.P., NVC TMT V, L.P., NVC TMT V-A, L.P. and Novacap TMT V Co-Investment (Nuvei), L.P. and any of their Affiliates;

“Permitted Holders” means any of (i) the Fayer Group Permitted Holders, (ii) the Novacap Group Permitted Holders, and (iii) the CDPQ Group Permitted Holders;

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company; and

“Shares” means, collectively, the Subordinate Voting Shares and the Multiple Voting Shares.

A Person is “controlled” by another Person or other Persons if: (i) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; (ii) in the case of a Person that is an unincorporated entity other than a limited partnership, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; or (iii) in the case of a limited partnership, the other Person is the general partner of such limited partnership; and “controls,” “controlling” and “under common control with” shall be interpreted accordingly.

Subscription Rights

Pursuant to Nuvei’s Articles, in the event of any distribution or issuance, including by way of a share dividend (a “Distribution”) of voting shares of the Company (other than Subordinate Voting Shares issued upon the conversion of Multiple Voting Shares or voting shares issued pursuant to the exercise of a right attached to any security of the Company issued prior to the Distribution) (the “Subject Voting Shares”) or of securities convertible or exchangeable into Subject Voting Shares or giving the right to acquire Subject Voting Shares (other than options or other securities issued under compensatory plans or other plans to purchase Subject Voting Shares or any other securities in favour of the management, directors, employees or consultants of the Company) (the “Convertible Securities” and, together with the Subject Voting Shares, the “Distributed Securities”), the Company shall issue to the holder(s) of Multiple Voting Shares rights to subscribe for that number of Multiple Voting Shares, or, as the case may be, for securities convertible or exchangeable into or giving the right to acquire, on the same terms and conditions, including subscription or exercise price, as applicable, mutatis mutandis (except for the ultimate underlying securities which shall be Multiple Voting Shares), as those stipulated in the Convertible Securities, that number of Multiple Voting Shares, respectively, which carry, in the aggregate, a number of voting rights sufficient to fully maintain the proportion of total voting rights (on a fully-diluted basis) associated with the then outstanding Multiple Voting Shares (the “Rights to Subscribe”).

The Rights to Subscribe shall be issued to the holder(s) of Multiple Voting Shares in a proportion equal to their respective holdings of Multiple Voting Shares and shall be issued concurrently with the completion of the Distribution of the applicable Distributed Securities. To the extent that any such Rights to Subscribe are exercised, in whole or in part, the securities underlying such Rights to Subscribe (the “Subscription Securities”) shall be issued and must be paid for concurrently with the completion of the Distribution and payment to the Company of the issue price for the Distributed Securities, at the lowest price permitted by the applicable securities and stock exchange regulations and subject (as to such price) to the prior consent of the exchanges but at a price not lower than (i) if the Distributed Securities are Subordinate Voting Shares, the price at which Subordinate Voting Shares are then being issued or distributed; (ii) if the Distributed Securities are Convertible Securities, the price at which the applicable Convertible Securities are then being issued or distributed; and (iii) if the Distributed Securities are Subject Voting Shares other than Subordinate Voting Shares, the higher of (a) the weighted average price of the transactions on the Subordinate Voting Shares on the TSX (or such other primary stock exchange on which they are listed, as the case may be) for the twenty (20) trading days preceding the Distribution of such Subject Voting Shares or (b) the weighted average price of transactions on the Subordinate Voting Shares on the TSX (or such other primary stock exchange on which they are listed, as the case may be), the trading day before the Distribution of such Subject Voting Shares.

The privileges attached to Subscription Securities which are securities convertible or exchangeable into or giving the right to acquire Multiple Voting Shares shall only be exercisable if and whenever the same privileges attached to the Convertible Securities are exercised and shall not result in the issuance of a number of Multiple Voting Shares which increases the proportion (as in effect immediately prior to giving effect to the completion of the Distribution) of total voting rights associated with the Multiple Voting Shares after giving effect to the exercise by the holder(s) of the privileges attached to such Convertible Securities.

The right to receive Rights to Subscribe as described above, and the legal or beneficial ownership of the Rights to Subscribe, may be assigned in whole or in part among Permitted Holders, provided that written notice of any such assignment shall be sent promptly to the other holders of Multiple Voting Shares and the Company.

Subordinate Voting Shares have no pre-emptive or subscription rights to purchase any securities of the Company. An issuance of participating (equity) securities will not be rendered invalid due to a failure by the Company to comply with the foregoing.

Subdivision or Consolidation

No subdivision or consolidation of the Subordinate Voting Shares or the Multiple Voting Shares may be carried out unless, at the same time, the Multiple Voting Shares or the Subordinate Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

Certain Class Votes

Except as required by CBCA, applicable Canadian securities laws or our Articles, holders of Subordinate Voting Shares and Multiple Voting Shares will vote together on all matters subject to a vote of holders of both those classes of shares as if they were one class of shares. Under the CBCA, certain types of amendments to our Articles are subject to approval by special resolution of the holders of our classes of shares voting separately as a class, including amendments to:

•	add, change or remove the rights, privileges, restrictions or conditions attached to the shares of that class;

•	increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of that class; and

•	make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of that class.

Without limiting other rights at law of any holders of Subordinate Voting Shares or Multiple Voting Shares to vote separately as a class, neither the holders of the Subordinate Voting Shares nor the holders of the Multiple Voting Shares shall be entitled to vote separately as a class upon a proposal to amend our Articles in the case of an amendment to (1) increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; or (2) create a new class of shares equal or superior to the shares of such class, which rights are otherwise provided for in paragraphs (a) and (e) of subsection 176(1) of the CBCA. Pursuant to our Articles, neither holders of our Subordinate Voting Shares nor holders of our Multiple Voting Shares will be entitled to vote separately as a class on a proposal to amend our Articles to effect an exchange, reclassification or cancellation of all or part of the shares of such class pursuant to Section 176(1)(b) of the CBCA unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Subordinate Voting Shares and Multiple Voting Shares differently, on a per share basis, and such holders are not already otherwise entitled to vote separately as a class under applicable Canadian laws or our Articles in respect of such exchange, reclassification or cancellation.

Pursuant to the Company’s Articles, holders of Subordinate Voting Shares and Multiple Voting Shares will be treated equally and identically, on a per share basis, in certain change of control transactions that require approval of our shareholders under the CBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of our Subordinate Voting Shares and Multiple Voting Shares, each voting separately as a class.

Take-Over Bid Protection

Under applicable Canadian laws, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Multiple Voting Shares, the holders of Multiple Voting Shares have entered into a customary coattail agreement with Nuvei and a trustee, which we refer to as the “Coattail Agreement.” The following is a summary of the material attributes and characteristics of the Coattail Agreement. This summary is qualified in its entirety by reference to the provisions of that agreement, which contains a complete statement of those attributes and characteristics. The Coattail Agreement is available under our profile on SEDAR+ at www.sedarplus.ca.

The Coattail Agreement contains provisions customary for dual class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under the take-over bid provisions of applicable Canadian securities legislation to which they would have been entitled if the Multiple Voting Shares had been Subordinate Voting Shares.

The undertakings in the Coattail Agreement do not prevent a sale by Permitted Holders of Multiple Voting Shares if concurrently an offer is made to purchase Subordinate Voting Shares that:

•	offers a price per Subordinate Voting Share at least as high as the highest price per share paid or required to be paid pursuant to the take-over bid for the Multiple Voting Shares;

•

provides that the percentage of outstanding Subordinate Voting Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding Multiple Voting Shares to be sold (exclusive of Multiple Voting Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

•	has no condition attached other than the right not to take up and pay for Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; and

•	is in all other material respects identical to the offer for Multiple Voting Shares.

In addition, the Coattail Agreement does not prevent the transfer of Multiple Voting Shares to a Permitted Holder, provided such transfer is not or would not constitute a take-over bid or, if so, is exempt or would be exempt from the formal bid requirements (as defined in applicable securities legislation). The conversion of Multiple Voting Shares into Subordinate Voting Shares shall not, in of itself constitute a sale of Multiple Voting Shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any sale of Multiple Voting Shares (including a transfer to a pledgee as security) by a holder of Multiple Voting Shares party to the Coattail Agreement will be conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Multiple Voting Shares are not automatically converted into Subordinate Voting Shares in accordance with our Articles.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Subordinate Voting Shares. The obligation of the trustee to take such action is conditional on Nuvei or holders of the Subordinate Voting Shares providing such funds and indemnity as the trustee may require. No holder of Subordinate Voting Shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares and reasonable funds and indemnity have been provided to the trustee.

The Coattail Agreement provides that it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2⁄3% of the votes cast by holders of Subordinate Voting Shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Subordinate Voting Shares held directly or indirectly by holders of Multiple Voting Shares, their affiliates and related parties and any persons who have an agreement to purchase Multiple Voting Shares on terms that would constitute a sale for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of Subordinate Voting Shares under applicable law.

Preferred Shares

The Preferred Shares are issuable in series. Each series of Preferred Shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board prior to the issuance thereof. Holders of Preferred Shares, except as otherwise provided in the terms specific to a series of Preferred Shares or as required by Canadian laws, will not be entitled to vote at meetings of holders of shares, and will not be entitled to vote separately as a class upon a proposal to amend our Articles in the case of an amendment of the kind referred to in paragraph (a), (b) or (e) of subsection 176(1) of the CBCA. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the Preferred Shares will be entitled to preference over the Subordinate Voting Shares, Multiple Voting Shares and any other shares ranking junior to the Preferred Shares from time to time and may also be given such other preferences over Subordinate Voting Shares, Multiple Voting Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of such series.

The issuance of Preferred Shares and the terms selected by the Board could decrease the amount of earnings and assets available for distribution to holders of Subordinate Voting Shares and Multiple Voting Shares or adversely affect the rights and powers of the holders of Subordinate Voting Shares and Multiple Voting Shares without any further vote or action by the holders of Subordinate Voting Shares and Multiple Voting Shares.

There are currently no Preferred Shares outstanding and the Company has no current intention to issue any Preferred Shares.

Constraints on Ownership of Securities in our Articles and Limitations on the Right to Own Securities

Refer to the heading “Description of Share Capital – Subordinate Voting Shares and Multiple Voting Shares – Constraints on Ownership of Securities in our Articles” and “ — Limitation on the Right to Own Securities” of the Company’s AIF (which section is incorporated by reference in this Circular) for a summary of the provisions of the Company’s Articles providing that, among other things, if any of the applicable share ownership restrictions under applicable legislation are exceeded, or if a Shareholder (or proposed shareholder) is considered unsuitable by any applicable regulatory authority to own Shares, certain rights of Shareholders may be suspended and the Company may sell, repurchase or redeem the applicable Shares.

Dividend Policy

During Fiscal 2024, Nuvei declared (i) a dividend of $0.10 per Subordinate Voting Share and Multiple Voting Share on May 7, 2024, payable on June 6, 2024 to the holders of record as at the close of business on May 21, 2024; and (ii) a dividend of $0.10 per Subordinate Voting Share and Multiple Voting Share on March 5, 2024, payable on April 4, 2024 to the holders of record as at the close of business on March 19, 2024. During Fiscal 2023, Nuvei declared (i) a dividend of $0.10 per Subordinate Voting Share and Multiple Voting Share on August 9, 2023, payable on September 5, 2023 to the holders of record as at the close of business on August 21, 2023; and (ii) a dividend of $0.10 per Subordinate Voting Share and Multiple Voting Share on November 7, 2023, payable on December 7, 2023 to the holders of record as at the close of business on November 20, 2023. Nuvei did not declare or pay any cash dividends on its securities in Fiscal 2022.

The Company expects to continue declaring and paying a quarterly dividend in the amount of $0.10 per Subordinate Voting Share and Multiple Voting Share, consistent with past practices, until the closing of the Arrangement. However, the Company’s dividend policy is at the discretion of the Board. Any future determination to declare cash dividends on its securities will be made at the discretion of the Board, subject to applicable Canadian laws, and will depend on a number of factors, including Nuvei’s financial condition, results of operations, capital requirements, contractual restrictions (including covenants contained in our credit facilities), general business conditions and other factors that the Board may deem relevant. See “Risk Factors – We may not be able to, or may decide not to, pay cash dividends or repurchase shares at a level anticipated by our shareholders, which could reduce shareholder return” in the AIF.

Ownership of Securities

The number and percentage of outstanding Multiple Voting Shares and Subordinate Voting Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by each of the directors, executive officers and other insiders of the Company and, where known after reasonable inquiry, by their respective associates or affiliates, as of the Record Date, are set out in the following table. The table also sets out the number of Options, DSUs, RSUs and PSUs held by each of them as of such date:

Name & Address	Position with Nuvei	Subordinate Voting Shares	% of Subordinate Voting Shares		Multiple Voting Shares		% of Multiple Voting Shares	% of voting rights attached to all Shares		Options	DSUs	RSUs	PSUs
Philip Fayer Québec, Canada	Founder, Chair and Chief Executive Officer	124,986	*	(2)	27,857,328	(1)	36.6%	33.8%		2,338,936	–	307,958	671,799
David Schwartz Québec, Canada	Chief Financial Officer	35,213	*	(2)	–		–	*	(2)	904,588	–	431,326	–
Max Attias Central District, Israel	Chief Technology Officer	–	–		–		–	–		17,615	–	53,718	–
Lindsay Matthews Québec, Canada	General Counsel and Corporate Secretary	–	–		–		–	–		40,000	–	134,223	–
Neil Erlick Québec, Canada	Chief Corporate Development Officer	3,850	*	(2)	–		–	*	(2)	214,286	–	69,258	142,563
Yuval Ziv Sofia, Bulgaria	President	36,531	*	(2)	–		–	*	(2)	807,623	–	575,283	–
Kanwarpal Singh (Vicky) Bindra California, United States	Chief Product & Technology Officer	–	–		–		–	–		–	–	318,622	–
Caitlin Shetter Georgia, United States	Chief People Officer	1,749	*	(2)	–		–	*	(2)	7,770	–	47,489	–
Scott Calliham North Carolina, United States	Chief Strategy Officer	28,241	*	(2)	–		–	*	(2)	78,771	–	47,103	–

Name & Address	Position with Nuvei	Subordinate Voting Shares	% of Subordinate Voting Shares		Multiple Voting Shares	% of Multiple Voting Shares	% of voting rights attached to all Shares		Options	DSUs	RSUs	PSUs
Timothy A. Dent Massachusetts, United States	Director	—	—		—	—	—		—	15,894	—	—
Maren Hwei Chyun Lau Sao Paulo, Brazil	Director	—	—		—	—	—		—	14,904	—	—
David Lewin Québec, Canada	Director	—	—		—	—	—		—	21,368	—	—
Daniela Mielke California, United States	Director	17,135	*	(2)	—	—	*	(2)	—	21,400	—	—
Coretha Rushing Georgia, United States	Director	—	—		—	—	—		—	—	5,808	—
Pascal Tremblay Québec, Canada	Director	—	—		—	—	—		—	—	19,775	—
Samir Zabaneh Ontario, Canada	Director	5,770	*	(2)	—	—	*	(2)	—	—	18,183	—
All of the directors and executive officers, as a group	—	253,475	*	(2)	27,857,328	36.60%	33.8%		4,409,589	73,566	2,028,746	814,361

Notes:

(1)	Registered in the name of WPF, an entity controlled by Philip Fayer.
(2)	Less than 1%.

Consideration to be Received in Connection with the Arrangement

The table below sets out, to the knowledge of the directors and executive officers of Nuvei, the consideration to be received in connection with the Arrangement by each of the directors, executive officers and other insiders of the Company for the Shares, Options, RSUs, PSUs and DSUs held, or over which control or direction is exercised, by each of them as of the Record Date:

Name & Address	Position with Nuvei	Consideration to be received for Shares sold		Consideration to be received for							Total Consideration (US$)
				Options		DSUs	RSUs(2)		PSUs(2)
Philip Fayer(1)	Founder, Chair and Chief Executive Officer	$951,398,676	(1)	—	(1)	—	–	(1)	–	(1)	$951,398,676	(1)
David Schwartz	Chief Financial Officer	$1,197,242		$19,492,426		—	$5,966,192		—		$26,655,860
Max Attias	Chief Technology Officer	—		$76,920		—	$142,642		—		$219,562
Lindsay Matthews	General Counsel and Corporate Secretary	—		—		—	$746,541		—		$746,541
Neil Erlick	Chief Corporate Development Officer	$130,900		—		—	$998,850		$4,862,386		$5,860,966
Yuval Ziv	President	$1,242,054		$6,824,225		—	$7,930,139		—		$15,996,418
Kanwarpal Singh (Vicky) Bindra	Chief Product & Technology Officer	—		—		—	$3,622,362		—		$3,622,362
Caitlin Shetter	Chief People Officer	$59,466		$49,759		—	$237,252		—		$346,477
Scott Calliham	Chief Strategy Officer	$960,194		$2,278,518		—	$726,453		—		$3,965,165
Timothy A. Dent	Director	—		—		$541,833	—		—		$541,833
Maren Hwei Chyun Lau	Director	—		—		$508,133	—		—		$508,133
David Lewin	Director	—		—		$728,603	—		—		$728,603
Daniela Mielke	Director	$582,590		—		$729,674	—		—		$1,312,264
Coretha Rushing	Director	—		—		$197,906			—		$197,906
Pascal Tremblay	Director	—		—		$674,266			—		$674,266
Samir Zabaneh	Director	$196,180		—		$619,941			—		$816,121

All of the directors and executive officers, as a group	—	$955,767,302	$28,721,848	$3,991,362	$20,370,161	$4,862,386	$1,013,591,203

Notes:

(1)

Pursuant to the terms of the Rollover Agreement entered into by Philip Fayer and WPF, WPF and Mr. Fayer have agreed to effectively “roll over” approximately 95% of their Shares in accordance with the Rollover Agreement and the Plan of Arrangement and are expected to receive in aggregate approximately $50 million in net cash proceeds for their Shares sold upon the closing. Percentages and amount of expected cash proceeds are based on current assumed cash position and are subject to change as a result of cash generated before Closing. Pursuant to the Rollover Agreement entered into by Philip Fayer and WPF, (i) the portion of each outstanding and unexercised Option registered in the name of and/or held by Mr. Fayer that is unvested immediately prior to the Effective Time will be, and will be deemed to be, disposed of in exchange for an option granted by Canada Parent to purchase from Canada Parent a certain number of Canada Parent non-voting shares, (ii) each outstanding PSU (whether vested or unvested) registered in the name of and/or held by Mr. Fayer immediately prior to the Effective Time will be immediately cancelled for no consideration and (iii) for each outstanding RSU (vested and unvested) registered in the name of and/or held by Mr. Fayer immediately prior to the Effective Time, Canada Parent will be substituted for the Company and henceforth hold all of the Company’s rights and be responsible for all of the Company’s obligations under each such RSU and each such RSU will cease to represent an interest in Subordinate Voting Shares and will instead represent an interest in a certain number of Canada Parent non-voting shares.

(2)

Cash payments are in respect of vested PSUs and vested RSUs, DSUs and Options held as at the Record Date, and assume no Options are exercised, no PSUs, RSUs or DSUs are or will be settled, redeemed or cancelled in accordance with terms of the Incentive Plans, between the Record Date and the Effective Time. Each unvested RSU and PSU outstanding immediately prior to the Effective Time shall remain outstanding and shall thereafter, for each Share underlying such unvested RSU and PSU, entitle the holder thereof to receive, only upon and subject to the satisfaction of the applicable vesting and performance conditions (as applicable), an amount in cash from the Company equal to the Consideration, less any applicable withholdings, and shall be subject to the same terms and conditions applicable to such award of RSUs and PSUs in accordance with the terms of the applicable Incentive Plan.

Commitments to Acquire Securities of Nuvei

Except as otherwise described in this Circular, none of the Company and its directors and executive officers or, to the knowledge of the directors and executive officers of the Company, any of their respective associates or affiliates, any other insiders of the Company or their respective associates or affiliates or any person acting jointly or in concert with the Company has made any agreement, commitment or understanding to acquire securities of the Company.

Previous Purchases and Sales

Except as otherwise described below, and other than the Subordinate Voting Shares issued pursuant to the exercise or settlement of Options, RSUs, PSUs, or DSUs, no Subordinate Voting Shares or other securities of the Company have been purchased or sold by the Company during the 24-month period preceding the date of this Circular.

Except as described herein and other than the Arrangement Agreement and the agreements entered into in connection with the Arrangement Agreement and the transactions contemplated thereby, in the past 60 days there have been no transactions in Subordinate Voting Shares by Nuvei or any of its officers or directors or any of the Purchaser Filing Parties or any of their respective officers or directors, or any other person with respect to which disclosure is provided in Appendix H or any associate or majority-owned subsidiary of the foregoing.

Normal Course Issuer Bids

On March 20, 2023, the Board approved an NCIB (the “Fiscal 2024 NCIB”) to purchase for cancellation a maximum of 5,556,604 Subordinate Voting Shares, representing approximately 10% of the Company’s “public float” (as defined in the TSX Company Manual) of Subordinate Voting Shares as at March 8, 2023. The Company was authorized to make purchases under the NCIB during the period from March 22, 2023 to March 21, 2024 in accordance with, and subject to, the requirements of the TSX and the Nasdaq and applicable securities laws. During the validity period of the Fiscal 2024 NCIB, the Company repurchased for cancellation 1,350,000 Subordinate Voting Shares, on a block-trade basis through the facilities of the TSX. Such purchase was completed at the prevailing market price at the time of such purchase at a price of C$56.80, for a total consideration, including transaction costs, of approximately C$77 million (representing approximately $56 million as at the time of such purchase).

On March 7, 2022, the Board approved an NCIB (the “Fiscal 2023 NCIB”) to purchase for cancellation a maximum of 6,617,416 Subordinate Voting Shares, representing approximately 10% of the Company’s “public float” (as defined in the TSX Company Manual) of Subordinate Voting Shares as at February 28, 2022. The Company was authorized to make purchases under the NCIB during the period from March 10, 2022 to March 9, 2023 in accordance with, and subject to, the requirements of the TSX and the Nasdaq and applicable securities laws. During the validity period of the Fiscal 2023 NCIB, the Company repurchased for cancellation 3,660,743 Subordinate Voting Shares. All such purchases were completed at prevailing market price at the time of each purchase and ranged from a daily average price per share ranging from C$37.18 to C$87.95, with a weighted average price of C$55.32 per Subordinate Voting Share, with respect to the 1,670,330 Subordinate Voting Shares acquired through the facilities of the TSX, and ranging from $27.17 to $78.03, with a weighted average price of $47.91 per Subordinate Voting Share, with respect to the 1,990,413 Subordinate Voting Shares acquired through the facilities of the Nasdaq, for a total aggregate consideration, including transaction costs, of approximately $166.6 million.

Previous Distributions

Except as described below, and except in respect of Shares issued pursuant to the exercise of stock options or the settlement of share units through the issuance of Subordinate Voting Shares from treasury in accordance with the terms of the Company’s Incentive Plans from time to time, no Shares were distributed by the Company during the five years preceding the date of this Circular.

On September 22, 2020, the Company completed its initial public offering, including a treasury offering by the Company and a secondary offering by certain funds managed by Novacap Management Inc. (the “September 2020 Selling Shareholders”) of an aggregate of 30,961,539 Subordinate Voting Shares at a price of $26.00 per share, for aggregate gross proceeds of $805 million, with the Company and the September 2020 Selling Shareholders receiving gross proceeds of $730 million and $75 million, respectively. Concurrently, the Company also closed a direct private placement of 1,094,132 additional Subordinate Voting Shares at a price per share of $26.00 to certain employees, customers, suppliers and other business partners outside Canada, for aggregate gross proceeds of $28.4 million.

On November 2, 2020, the Company completed its acquisition of Smart2Pay, a payment services provider headquartered in The Netherlands. Nuvei acquired all of the shares of Smart2Pay for a total consideration consisting of approximately €70,900 ($81,927) in cash and 6,711,923 Subordinate Voting Shares issued from the Company’s treasury at a fair value of $37.95 per Subordinate Voting Share.

On March 24, 2021, Nuvei announced the closing of a secondary offering on a bought deal basis by certain funds managed by Novacap Management Inc., WPF, CDP Investissements Inc. and David Schwartz, our Chief Financial Officer (together the “March 2021 Selling Shareholders”), of an aggregate of 9,169,387 Subordinate Voting Shares at a purchase price of $60.22 per Subordinate Voting Share, for total gross proceeds to the March 2021 Selling Shareholders of approximately $552 million.

On June 7, 2021, Nuvei announced the closing of a secondary offering on a bought deal basis by certain funds managed by Novacap Management Inc., WPF, a holding company controlled by Philip Fayer, our Chair and Chief Executive Officer, CDP Investissements Inc., a wholly-owned subsidiary of CDPQ, and certain members of our management (together the “June 2021 Selling Shareholders”), of an aggregate of 7,165,378 Subordinate Voting Shares at a purchase price of $69.78 per Subordinate Voting Share, for total gross proceeds to the June 2021 Selling Shareholders of approximately $500 million.

On August 3, 2021, the Company completed its previously announced acquisition of Mazooma Technical Services Inc., a North American payments provider with instant bank-to-bank payments for pay-ins and payouts and real time payments for accelerated withdrawals. The purchase price for this acquisition, including working capital and closing adjustments, totaled $54.5 million. The initial consideration included a cash amount of $43.1 million and $11.4 million paid through the issuance of 138,522 Subordinate Voting Shares to the sellers, at a price per share of $83.20.

On October 8, 2021, Nuvei completed its listing in the United States on the Nasdaq, issuing a total of 3.45 million Subordinate Voting Shares (including the exercise in full by the underwriters of their over-allotment option), at a price of $123.14 per Subordinate Voting Share, for aggregate gross proceeds of approximately $424.8 million.

Trading in Subordinate Voting Shares

The Subordinate Voting Shares are listed and posted for trading on the TSX and the NASDAQ under the symbol “NVEI.” The following table summarizes the high and low closing market prices and the trading volumes of the Subordinate Voting Shares on the TSX and the NASDAQ for each of the periods indicated:

	TSX			NASDAQ
	High	Low	Volume	High	Low	Volume
	(C$)			(US$)
2023
January	47.61	34.21	7,184,371	35.60	25.09	9,124,609
February	50.94	40.50	3,767,261	38.25	29.76	4,681,757
March	59.17	40.97	8,939,988	43.72	30.11	9,406,191
April	58.83	52.69	4,459,476	43.81	38.68	7,887,608
May	57.27	41.08	9,034,237	42.50	30.17	10,475,311
June	42.80	35.06	6,985,861	31.74	26.58	11,219,242
July	49.15	37.92	5,833,437	37.41	28.42	6,726,261
August	44.71	21.41	16,807,942	33.60	15.87	22,884,796
September	25.82	19.91	7,826,518	18.91	14.75	9,257,489
October	22.48	18.50	9,024,822	16.42	13.32	10,979,729
November	28.66	18.98	13,727,880	21.02	13.60	12,209,684
December	36.09	27.11	7,663,972	27.38	20.06	9,575,220
2024
January	34.47	29.39	6,364,676	25.91	21.70	8,394,437
February	36.77	30.97	5,590,557	27.35	22.93	7,551,067
March	44.16	29.43	9,376,698	32.58	21.71	23,716,420
April	45.68	43.16	11,316,580	33.78	31.93	52,165,476
May 1-9	44.65	44.03	1,492,009	32.50	32.00	7,611,546

The closing price per Subordinate Voting Share on March 28, 2024, the last full trading day on the Exchanges before the public announcement of the Arrangement was C$42.82 on the TSX and $31.62 on the NASDAQ. The closing price per Subordinate Voting Share on March 15, 2024, the last trading day prior to media reports regarding a potential transaction involving the Company was C$29.48 on the TSX and $21.76 on the NASDAQ.

The following table shows the market prices and volumes of trading of the Shares on the TSX and the Nasdaq since the second quarter of 2022:

	TSX			NASDAQ
	High	Low	Volume	High	Low	Volume
	(C$)			(US$)
2022
Q2	96.60	45.62	18,106,037	77.40	36.17	18,931,000
Q3	54.10	36.70	20,237,371	42.06	26.79	26,164,600
Q4	44.99	32.63	21,041,221	33.88	24.01	22,705,500
2023
Q1	58.88	34.88	19,891,620	43.53	25.52	23,212,854
Q2	58.33	35.15	20,479,574	43.77	26.70	29,582,161
Q3	48.36	20.07	30,467,897	36.72	14.88	38,868,546
Q4	35.56	18.73	30,416,674	26.92	13.53	32,764,633
2024
Q1	42.82	29.48	21,331,931	31.62	21.76	39,661,924

None of the Company’s other securities are listed for trading or quoted on any exchange or market; however, as described further above, the Multiple Voting Shares can be converted into Subordinate Voting Shares on a one-for-one basis at any time, at the option of the holder thereof.

Interest of Informed Persons in Material Transactions

Except as otherwise described elsewhere in this Circular, to the knowledge of the directors and executive officers of the Company, no director or officer of the Company, or person who beneficially owns, or controls or directs, directly or indirectly, more than 5% of the Shares, or director or officer of such person, or associate or affiliate of the foregoing has any interest, direct or indirect, in any transaction since January 1, 2023 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Material Changes in the Affairs of the Company

Except as described in this Circular, the directors and executive officers of the Company are not aware of (i) any plans or proposals for material changes in the affairs of the Company; (ii) any plans, proposals, or negotiations that would result in changes to Nuvei’s articles, charters, bylaws or other governing instruments; and (iii) any material corporate events during concerning any mergers, consolidations, acquisition, or the sale of a material amount of assets of the Company.

Independent Auditors

PricewaterhouseCoopers LLP, at their principal offices in Montréal, Québec, acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023.

Selected Historical Financial Information

Set forth below is certain selected historical financial data relating to the Company, which has been derived from the audited consolidated financial statements of the Company as at and for the financial years ended December 31, 2023 and 2022, together with the notes thereto and the report of the independent registered public accounting firm thereon, which were filed on SEDAR+ on March 5, 2024 and with the SEC as Exhibit 99.3 to the Company’s Annual Report on Form 40-F on March 5, 2024; and the unaudited interim condensed consolidated financial statements of the Company for the three months ended March 31, 2024, together with the notes thereon, which were filed on SEDAR+ on May 7, 2024 and furnished to the SEC as Exhibit 99.3 to the Company’s Report on Form 6-K on May 7, 2024.

The information is only a summary and should be read in conjunction with the audited financial statements and other financial information of the Company contained in: (a) the annual information form of the

Company for the year ended December 31, 2023 filed on SEDAR+ on March 5, 2024 and with the SEC as Exhibit 99.1 to the Company’s Annual Report on Form 40-F on March 5, 2024; (b) the audited consolidated financial statements of the Company as at and for the financial years ended December 31, 2023 and 2022, together with the notes thereto and the report of the independent registered public accounting firm thereon, which were filed on SEDAR+ on March 5, 2024 and with the SEC as Exhibit 99.3 to the Company’s Annual Report on Form 40-F on March 5, 2024; (c) the management’s discussion and analysis of financial condition and results of operations of the Company for the financial years ended December 31, 2023 and 2022, which was filed on SEDAR+ on March 5, 2024 and with the SEC as Exhibit 99.4 to the Company’s Annual Report on Form 40-F on March 5, 2024; (d) the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2024, together with the notes thereon, which were filed on SEDAR+ on May 7, 2024 and with the SEC as Exhibit 99.1 to the Company’s Report on Form 6-K on May 7, 2024; and (e) the management’s discussion and analysis of financial condition and results of operations of the Company for the three months ended March 31, 2024 and 2023, which was filed on SEDAR+ on May 7, 2024 and filed with the SEC as Exhibit 99.2 to Form 6-K on May 7, 2024.

More comprehensive financial information is included in such reports and other documents, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained in those documents. See “Information Concerning Nuvei – Additional Information.”

The Company’s consolidated financial statements for the financial year ended December 31, 2023 have been audited by PricewaterhouseCoopers LLP. The consolidated financial statements for the financial year ended December 31, 2023 are presented in U.S. dollars, $ or US$, and have been prepared in accordance with IFRS.

Consolidated Statement of Financial Position

The following table summarizes the Company’s consolidated financial position as at the end of the financial years ended December 31, 2023 and 2022, and as at the end of the quarter ended March 31, 2024:

	Three months ended March 31, 2024	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
(in thousands of US dollars)	$	$	$
Assets
Current assets
Cash and cash equivalents	131,245	170,435	751,686
Trade and other receivables	166,181	105,755	61,228
Inventory	2,791	3,156	2,117
Prepaid expenses	22,431	16,250	12,254
Income taxes receivable	4,229	4,714	3,126
Current portion of advances to third parties	—	—	579
Current portion of contract assets	1,438	1,038	1,215
Other current assets	909	7,582	—

Total current assets before segregated funds	329,224	308,930	832,205
Segregated funds	1,696,527	1,455,376	823,666

Total current assets	2,025,751	1,764,306	1,655,871

	Three months ended March 31, 2024	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
(in thousands of US dollars)	$	$	$
Non-current assets
Advances to third parties	—	—	1,721
Property and equipment	42,536	33,094	31,881
Intangible assets	1,306,533	1,305,048	694,995
Goodwill	1,983,593	1,987,737	1,114,593
Deferred tax assets	4,544	4,336	17,172
Contract assets	689	835	997
Processor and other deposits	8,883	4,310	4,757
Other non-current assets	38,082	35,601	2,682

Total Assets	5,410,611	5,135,267	3,524,669

Liabilities
Current liabilities
Trade and other payables	212,134	179,415	125,533
Income taxes payable	24,070	25,563	16,864
Current portion of loans and borrowings	14,886	12,470	8,652
Other current liabilities	6,269	7,859	4,224

Total current liabilities before due to merchants	257,359	225,307	155,273
Due to merchants	1,696,527	1,455,376	823,666

Total current liabilities	1,953,886	1,680,683	978,939
Non-current liabilities
Loans and borrowings	1,247,232	1,248,074	502,102
Deferred tax liabilities	140,417	151,921	61,704
Other non-current liabilities	5,573	10,374	2,434

Total Liabilities	3,347,108	3,091,052	1,545,179

Equity
Equity attributable to shareholders
Share capital	1,975,163	1,969,734	1,972,592
Contributed surplus	352,535	324,941	202,435
Deficit	(245,866)	(224,902)	(166,877)
Accumulated other comprehensive loss	(38,283)	(43,456)	(39,419)

	2,043,549	2,026,317	1,968,731
Non-controlling interest	19,954	17,898	10,759

Total Equity	2,063,503	2,044,215	1,979,490

Total Liabilities and Equity	5,410,611	5,135,267	3,524,669

Consolidated Statement of Profit or Loss and Comprehensive Income or Loss

The following table summarizes the Company’s consolidated statement of comprehensive profit (loss) and comprehensive income (loss) as at the end of the financial years ended December 31, 2023 and 2022, and as at the end of the quarter ended March 31, 2024:

	Three months ended March 31, 2024	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
(in thousands of US dollars)	$	$	$
Revenue	335,109	1,189,893	843,323
Cost of revenue	64,730	222,906	171,425

Gross profit	270,379	966,987	671,898
Selling, general and administrative expenses	230,101	850,090	590,966

Operating profit	40,278	116,897	80,932

Finance income	(712)	(9,283)	(13,694)
Finance cost	29,978	121,334	22,841

Net finance cost	29,266	112,051	9,147

Loss (gain) on foreign currency exchange	8,950	(10,101)	(15,752)

Income (loss) before income tax	2,062	14,947	87,537
Income tax expense	6,869	15,643	25,582

Net (loss) income	(4,807)	(696)	61,955
Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit and loss:
Foreign operations – foreign currency translation differences	656	3,065	(30,858)
Change in fair value of financial instruments designated as cash flow hedges	5,019	(6,608)	—
Reclassification of change in fair value of financial instruments designated as cash flow hedges to profit and loss	(502)	(494)	—

Comprehensive income (loss)	366	(4,733)	31,097

Net (loss) income attributable to:
Common shareholders of the Company	(6,863)	(7,835)	56,732
Non-controlling interest	2,056	7,139	5,223

	(4,807)	(696)	61,955

Comprehensive (loss) income attributable to:
Common shareholders of the Company	(1,690)	(11,872)	25,874
Non-controlling interest	2,056	7,139	5,223

	366	(4,733)	31,097

Net (loss) income per share
Net (loss) income per share attributable to common shareholders of the Company
Basic	(0.05)	(0.06)	0.40
Diluted	(0.05)	(0.06)	0.39

Consolidated Statement of Cash Flow

The following table summarizes the Company’s consolidated statement of cash flows at the end of the financial years ended December 31, 2023 and 2022, and as at the end of the quarter ended March 31, 2024:

	Three months ended March 31, 2024	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
(in thousands of US dollars)	$	$	$
Cash flow from operating activities
Net (loss) income	(4,807)	(696)	61,955
Adjustments for:
Depreciation of property and equipment	4,208	14,448	8,483
Amortization of intangible assets	32,622	121,975	93,009
Amortization of contract assets	338	1,618	1,941
Share-based payments	29,776	134,609	139,103
Net finance cost	29,266	112,051	9,147
Loss (gain) on foreign currency exchange	8,950	(10,101)	(15,752)
Income tax expense	6,869	15,643	25,582
Fair value remeasurement of investment	—	974	—
Loss on disposal	—	1,154	175
Gain on business combination	(4,013)	—	—
Changes in non-cash working capital items	(50,110)	(12,414)	(10,881)
Interest paid	(29,372)	(92,319)	(23,370)
Interest received	3,517	12,727	10,753
Income taxes paid - net	(11,514)	(36,664)	(32,482)

	15,730	263,005	267,663

Cash flow used in investing activities
Business acquisitions, net of cash acquired	(1,185)	(1,379,778)	—
Payment of acquisition-related contingent consideration	—	—	(2,012)
Acquisition of property and equipment	(3,286)	(10,200)	(13,744)
Acquisition of intangible assets	(12,449)	(44,880)	(34,578)
Acquisition of distributor commissions	—	(20,318)	(2,426)
Disposal (acquisition) of other non-current assets	(931)	(32,225)	466
Issuance of loan receivable	—	(6,905)	—
Net decrease in advances to third parties	—	245	2,059

	(17,851)	(1,494,061)	(50,235)

Cash flow (used in) from financing activities
Shares repurchased and cancelled	—	(56,042)	(166,609)
Transaction costs from issuance of shares	—	—	(903)
Proceeds from exercise of stock options	615	8,167	2,072
Repayment of loans and borrowings	(35,955)	(127,840)	(5,120)
Proceeds from loans and borrowings	—	898,548	—
Financing fees related to loans and borrowings	—	(39,438)	—
Payment of lease liabilities	(1,664)	(5,711)	(3,727)
Dividend paid to shareholders	—	(27,923)	—
Purchase of non-controlling interest	—	—	(39,751)
Dividend paid by subsidiary to non-controlling interest	—	—	(260)

	(37,004)	649,761	(214,298)

	Three months ended March 31, 2024	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
(in thousands of US dollars)	$	$	$
Effect of movements in exchange rates on cash	(65)	44	(20)

Net (decrease) increase in cash and cash equivalents	(39,190)	(581,251)	3,110
Cash and cash equivalents – Beginning of Period	170,435	751,686	748,576

Cash and cash equivalents – End of Period	131,245	170,435	751,686

Consolidated Statement of Changes in Equity

The following table summarizes the Company’s consolidated statement of changes in equity as at the end of the financial years ended December 31, 2023 and 2022, and as at the end of the quarter ended March 31, 2024:

	Attributable to shareholders of the Company					Non- Controlling interest	Total equity
	Share capital	Contributed surplus	Deficit	Accumulated other comprehensive loss
				Cumulative translation adjustments	Cash flow hedge reserve
(in thousands of US dollars)	$	$	$	$	$	$	$
Balance as at January 1, 2022	2,057,105	69,943	(108,749)	(8,561)	—	12,102	2,021,840
Contributions and distributions
Exercise of equity-settled share-based payments	6,061	(3,989)	—	—	—	—	2,072
Equity-settled share-based payments	—	139,103	—	—	—	—	139,103
Tax effect - equity-settled share-based payments	—	(2,622)	—	—	—	—	(2,622)
Shares repurchased and cancelled	(75,902)	—	(53,933)	—	—	—	(129,835)
Effect of share repurchase liability	(14,672)	—	(27,812)	—	—	—	(42,484)
Dividend paid by subsidiary to non-controlling interest	—	—	—	—	—	(260)	(260)
Effect of purchase of non-controlling interest, net of tax	—	—	(33,115)	—	—	(6,306)	(39,421)
Net income (loss) and comprehensive income (loss)	—	—	56,732	(30,858)	—	5,223	31,097

Balance as at December 31, 2022	1,972,592	202,435	(166,877)	(39,419)	—	10,759	1,979,490

Balance as at January 1, 2023	1,972,592	202,435	(166,877)	(39,419)	—	10,759	1,979,490
Contributions and distributions
Exercise of equity-settled share-based payments	30,520	(22,353)	—	—	—	—	8,167
Equity-settled share-based payments	—	144,435	—	—	—	—	144,435
Tax effect - equity-settled share-based payments	—	424	—	—	—	—	424
Effect of share repurchase liability	(33,378)	—	(22,093)	—	—	—	(55,471)
Dividends declared	—	—	(28,097)	—	—	—	(28,097)
Net (loss) income and comprehensive (loss) income	—	—	(7,835)	3,065	(7,102)	7,139	(4,733)

Balance as at December 31, 2023	1,969,734	324,941	(224,902)	(36,354)	(7,102)	17,898	2,044,215

	Attributable to shareholders of the Company					Non- Controlling interest	Total equity
	Share capital	Contributed surplus	Deficit	Accumulated other comprehensive loss
				Cumulative translation adjustments	Cash flow hedge reserve
(in thousands of US dollars)	$	$	$	$	$	$	$
Balance as at January 1, 2024	1,969,734	324,941	(224,902)	(36,354)	(7,102)	17,898	2,044,215
Contributions and distributions
Exercise of equity-settled share-based payments	5,429	(4,814)	—	—	—	—	615
Equity-settled share-based payments	—	29,776	—	—	—	—	29,776
Tax effect - equity-settled share-based payments	—	2,632	—	—	—	—	2,632
Dividends declared	—	—	(14,101)	—	—	—	(14,101)
Net (loss) income and comprehensive (loss) income	—	—	(6,863)	656	4,517	2,056	366

Balance as at March 31, 2024	1,975,163	352,535	(245,866)	(35,698)	(2,585)	19,954	2,063,503

Net Book Value

The net book value per Share as of March 31, 2024 was $14.77 based on 76,064,619 issued and outstanding Multiple Voting Shares and 63,617,374 issued and outstanding Subordinate Voting Shares as of that date.

Additional Information

Additional financial and other information relating to the Company is included in its most recent audited annual and unaudited interim financial statements, annual and quarterly management’s discussion and analysis and other continuous disclosure documents, which are available on SEDAR+ at www.sedarplus.ca and/or on EDGAR under the Company’s profile at www.sec.gov. Additional copies of this Circular and the documents referred to in the preceding sentence are available upon written request to the Corporate Secretary of the Company, without charge where applicable. The most recent annual financial statements, interim financial statements and related management’s discussion and analysis will be sent without charge to any Shareholder requesting them.

The information listed below and filed with the securities authorities in Canada and with the SEC is hereby incorporated by reference:

•

the audited consolidated financial statements of the Company as at and for the financial years ended December 31, 2023 and 2022, together with the notes thereto and the report of the independent registered public accounting firm thereon, which were filed on SEDAR+ on March 5, 2024 and with the SEC as Exhibit 99.3 to the Company’s Annual Report on Form 40-F on March 5, 2024;

•

the unaudited consolidated financial statements of the Company for the three months ended March 31, 2024 and 2023, together with the notes thereon, which were filed on SEDAR+ on May 7, 2024 and submitted to the SEC as Exhibit 99.1 to the Company’s Report on Form 6-K on May 7, 2024;

•	the Arrangement Agreement, which was filed on SEDAR+ on April 2, 2024 and furnished to the SEC as Exhibit 99.1 to the Company’s Report on Form 6-K on April 2, 2024;

•	the Support and Voting Agreements, which were filed on SEDAR+ on April 2, 2024; and furnished to the SEC as Exhibits 99.2 to 99.14 to the Company’s Report on Form 6-K on April 2, 2024; and

•

the Material Change Report of the Company in respect of the announcement of the Arrangement Agreement, which was filed on SEDAR+ on April 2, 2024 and furnished to the SEC as Exhibit 99.15 to the Company’s Report on Form 6-K on April 2, 2024.

Any statement contained in this Circular or in any other document incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which is also deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

Any document of the type required by Item 11.1 of Form 44-101F1 – Short Form Prospectus to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, material contracts, interim financial statements, audited annual financial statements, management’s discussion and analysis and information circulars by the Company with applicable securities regulatory authorities in Canada on SEDAR+ at www.sedarplus.ca after the date of this Circular and before the Meeting, are deemed to be incorporated by reference into this Circular.

Because the Arrangement is a going-private transaction, the Purchaser Filing Parties have filed with the SEC a Transaction Statement on Schedule 13E-3 with respect to the Arrangement. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference therein, will be available for inspection as set forth above. The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC. In addition, a copy of the Schedule 13E-3, and any amendments thereto, will be available on SEDAR+ at www.sedarplus.ca under the Company’s profile.

ARRANGEMENT AGREEMENT

The Arrangement Agreement and the Plan of Arrangement are the legal documents that govern the Arrangement. This section of this Circular describes the material provisions of the Arrangement Agreement but does not purport to be complete and may not contain all of the information about the Arrangement Agreement that is important to you. This summary is qualified in its entirety by reference to the complete text of the Arrangement Agreement, a copy of which is available under Nuvei’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and the Plan of Arrangement, a copy of which is attached as Appendix B to this Circular. We encourage you to read the Arrangement Agreement in its entirety. The Arrangement Agreement establishes and governs the legal relationship between Nuvei and the Purchaser with respect to the transactions described in this Circular. This summary is not intended to be a source of factual, business or operational information about Nuvei or the Purchaser.

The Arrangement Agreement contains representations and warranties made by the Company and the Purchaser. These representations and warranties, which are set forth in the Arrangement Agreement, were made by and to the parties thereto for the purposes of the Arrangement Agreement (and not to other parties such as the Shareholders) and are subject to qualifications and limitations agreed to by the Parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality different from what may be viewed as material to Shareholders, or may have been used for the purpose of allocating risk between the Parties instead of establishing such matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purpose to be accurate as of the date of this Circular, may have changed since the date of the Arrangement Agreement.

Covenants

Conduct of Business of Nuvei

In the Arrangement Agreement, the Company agreed to certain customary negative and affirmative covenants relating to the operation of its business. In particular, the Company has covenanted and agreed that, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except (a) with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (b) as required or expressly contemplated by the Arrangement Agreement or the Plan of Arrangement, (c) as required by any Contract in effect as of the date of the Arrangement Agreement and provided to the Purchaser in the data room, by Law or by a Governmental Entity, (d) as expressly contemplated by any Pre-Acquisition Reorganization, or (e) as set out in the Company Disclosure Letter, it shall, and shall cause each of its Subsidiaries to (i) conduct business in the Ordinary Course and in accordance with all applicable Laws in all material respects, and (ii) use commercially reasonable efforts to maintain and preserve, in all material respects, its and its Subsidiaries’ business organization, operations, Contracts, assets, properties, Authorizations, Intellectual Property, goodwill and relationships with all Employees, suppliers or customers of the Company or any of its Subsidiaries, landlords, creditors, lessors, lessees, and other Persons, in each case with whom the Company or any of its Subsidiaries have material business relations. Shareholders should refer to the Arrangement Agreement for details regarding the additional negative and affirmative covenants given by the Company in relation to the conduct of its business prior to the Effective Time.

Covenants of Nuvei Regarding the Arrangement

The Company has also agreed that it shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by the Company or any of its Subsidiaries subject to the terms and conditions of the Arrangement Agreement, reasonably cooperate with the Purchaser in connection therewith, and do all such other commercially reasonable acts and things as may be necessary to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Arrangement Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause its Subsidiaries to (other than (a) in connection with obtaining the Regulatory Approvals, which is governed by Section 4.4 of the Arrangement Agreement and (b) with respect to the Financing, which is governed by Section 4.7 of the Arrangement Agreement):

(a)

use commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement to the Purchaser’s obligation to complete the Closing and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law applicable to it or its Subsidiaries with respect to the Arrangement Agreement or the Arrangement;

(b)

use commercially reasonable efforts to provide, obtain and maintain all third party notices or other notices and consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are reasonably required in connection with the Arrangement, the Arrangement Agreement or the other transactions contemplated therein, in each case, that are required under any Material Contract to which the Company or any of its Subsidiaries is a party or those required to maintain in full force and effect any Material Authorization held by the Company or any of its Subsidiaries in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any material consideration or incur any liability or obligation without the prior written consent of the Purchaser (it being expressly agreed by the Purchaser that, except to the extent set forth in article 6 of the

Arrangement Agreement, the receipt of any such consents, waivers, permits, exemptions, Orders, approvals, agreements, amendments or confirmations is not a condition to the consummation of the Arrangement);

(c)

use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company and its Subsidiaries relating to the Arrangement;

(d)

(i) use commercially reasonable efforts to, upon reasonable consultation with the Purchaser, oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement, and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement, the Arrangement Agreement or the transactions contemplated thereby and (ii) shall reasonably consult with the Purchaser and its Representatives regarding the defense, negotiations or settlement of any Proceedings commenced or, to the knowledge of the Company, threatened by any Person against, relating to or involving or otherwise affecting the Arrangement, the Arrangement Agreement or any of the transactions contemplated thereby, and keep the Purchaser reasonably informed as to developments in respect thereof; provided in no event shall the Company or any of its Subsidiaries or Representatives settle or consent to any order in respect of any such Proceeding without the prior written consent of the Purchaser (which shall not be unreasonably withheld, conditioned or delayed);

(e)

not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, in each case, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement;

(f)	not make any payment or settlement offer, or agree to any payment or settlement with respect to Dissent Rights, without the prior written consent of the Purchaser; and

(g)

use commercially reasonable efforts to assist the Purchaser in obtaining the resignations and mutual releases (in a form satisfactory to the Purchaser, acting reasonably) of each member of the Board and using commercially reasonable efforts to cause them to be replaced by Persons designated or nominated by the Purchaser effective as of the Effective Time.

The Company further agreed that it shall promptly notify the Purchaser in writing of:

(a)	any Material Adverse Effect;

(b)

unless prohibited by Law, any notice or other communication (written or oral) of which the Company has knowledge, from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with the Arrangement, the Arrangement Agreement or any of the transactions contemplated thereby or that such Person is terminating or otherwise materially adversely modifying a Material Contract as a result of the Arrangement or the Arrangement Agreement;

(c)

any material breach, default or termination, or any notice of breach, default, termination (or of any intention to cancel, terminate or otherwise modify in any material respect or not renew its relationship with the Company or any of its Subsidiaries) by any party to any Material Contract, any Material Authorization or Gaming Authorization by which the Company or its Subsidiaries is bound or holds;

(d)

any material notice or other communication from any Governmental Entity in connection with the Arrangement Agreement (and, subject to Law, the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(e)

any Proceedings commenced or, to the knowledge of the Company, threatened by any Person against, relating to or involving or otherwise affecting the Company in connection with the Arrangement, the Arrangement Agreement or any of the transactions contemplated thereby, and any material developments regarding the foregoing.

Covenants of the Purchaser Regarding the Arrangement

The Purchaser has agreed that it shall perform all obligations required or reasonably desirable to be performed by the Purchaser under the Arrangement Agreement, reasonably cooperate with the Company in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or reasonably desirable to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Arrangement Agreement and, without limiting the generality of the foregoing, the Purchaser shall (other than (a) in connection with obtaining the Regulatory Approvals, which is governed by Section 4.4 of the Arrangement Agreement and (b) with respect to the Financing, which is governed by Section 4.7 of the Arrangement Agreement):

(a)

use commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement to the Company’s obligation to complete the Closing and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law applicable to it with respect to the Arrangement Agreement or the Arrangement;

(b)	vote any Shares owned or controlled, directly or indirectly, by the Purchaser in favour of the Arrangement Resolution and not exercise Dissent Rights in respect of such Shares;

(c)	use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement;

(d)

not, without the prior written consent of the Company (which may be withheld or delayed in the Company’s sole and absolute discretion), amend, supplement, alter or otherwise modify the Rollover Agreements, except in a manner that would not reasonably be expected to prevent or materially delay the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement;

(e)

use commercially reasonable efforts, upon reasonable consultation with the Company, to oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement, and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement, the Arrangement Agreement or the transactions contemplated thereby; and

(f)

not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, in each case, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement.

The Purchaser further agreed that it shall promptly notify the Company in writing of:

(a)

any change, event, occurrence, effect, state of facts and/or circumstance that, individually or in the aggregate is or would reasonably be expected to impair, impede or prevent the Purchaser from performing its obligations under the Arrangement Agreement;

(b)

any notice or other communication (written or oral), of which the Purchaser has knowledge, from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with the Arrangement, the Arrangement Agreement or any of the transactions contemplated thereby;

(c)

any material notice or other communication from any Governmental Entity in connection with the Arrangement Agreement (and, subject to Law, the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Company); or

(d)

any Proceedings commenced or, to the knowledge of the Purchaser, threatened against, relating to or involving or otherwise affecting the Arrangement, the Arrangement Agreement or any of the transactions contemplated thereby, in each case to the extent that such Proceedings would reasonably be expected to impair, impede, materially delay or prevent the Purchaser from performing its obligations under the Arrangement Agreement.

Pre-Acquisition Reorganization

Subject to certain exceptions set out in the Arrangement Agreement, the Company has agreed that, upon reasonable request of the Purchaser, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (a) take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to perform such reorganizations of their corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request in writing, acting reasonably (each a “Pre-Acquisition Reorganization”), (b) cooperate with the Purchaser and its advisers to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken, and (c) cooperate with the Purchaser and its advisers to seek to obtain any consents, approvals, waivers or similar Authorizations which are reasonably requested by the Purchaser (based on the applicable terms of the Material Contract or Material Authorization) in connection with the Pre-Acquisition Reorganizations, if any.

Financing Arrangements

In connection with the execution and delivery of the Arrangement Agreement, the Purchaser delivered to the Company the Equity Commitment Letter, which provides for the Equity Financing, and the Debt Commitment Letter, which provides for the Debt Financing. See “The Arrangement – Sources of Funds for the Arrangement.”

The Purchaser has agreed that it shall use its reasonable best efforts to take or cause to be taken all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Financing at the Closing on the terms and conditions in all material respects described in the Financing Commitments, or on such other terms and conditions that are acceptable to the Purchaser (provided that such other terms and conditions would not reasonably be expected to (x) reduce the aggregate principal amount of the Financing below the Required Amount, (y) impose any new or additional conditions precedent to the availability of the Financing, or otherwise expand, amend or modify any of the conditions precedent to the availability of the Financing, or (z) impair, prevent or materially delay the consummation of the Financing or the consummation of the transactions contemplated by the Arrangement Agreement or otherwise adversely affect the ability of the Purchaser to enforce its rights against any of the other parties to the Financing Commitments (and any definitive documentation related thereto)) (clauses (x) through (z), collectively, the “Prohibited Modifications”) and shall not permit, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), any amendment or modification to be made to, or any waiver or release of any provision or remedy to be made under, the Financing Commitments or any definitive agreement or documentation in connection therewith (including the Fee Letter) if such amendment, modification, waiver or release would constitute or effect a Prohibited

Modification. For the avoidance of doubt, the Purchaser may amend the Debt Commitment Letter to implement any market flex provisions of the Fee Letter or to add lenders, agents, lead arrangers, commitment parties, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of the Arrangement Agreement, to amend the economics (including pricing) and/or to increase the aggregate amount of the Debt Financing, in each case if such amendment does not violate the preceding sentence. The Purchaser shall not release or consent to the termination of the obligations of the lenders under the Debt Commitment Letter, except for assignments and replacements of an individual lender under the terms thereof that does not constitute or effect a Prohibited Modification.

The Purchaser has also agreed that it shall use its reasonable best efforts to (a) maintain in effect the Financing Commitments until the transactions contemplated by the Arrangement Agreement are consummated, (b) satisfy, on a timely basis, all conditions, covenants, terms, representations and warranties in the Financing Commitments (and any definitive documentation related thereto) that are applicable to Purchaser and under Purchaser’s control and required to be satisfied at or prior to the Closing in order for Purchaser to obtain the Financing set forth in the Financing Commitments and otherwise comply with its obligations thereunder in a timely and diligent manner, (c) enter into definitive agreements and documentation with respect to the Financing as soon as reasonably practicable but in any event at or prior to the Closing, on the terms and conditions (including the flex provisions contained in the Fee Letter) contemplated by the Financing Commitments, or on such other terms and conditions that are acceptable to the Purchaser (provided that such other terms and conditions would not constitute or effect a Prohibited Modification), (d) upon satisfaction or waiver of all conditions in the Financing Commitments (and the definitive documentation relating thereto) required to be satisfied on or prior to the Closing, and satisfaction of the conditions precedent to the obligations of Purchaser in the Arrangement Agreement (other than, in each case, those conditions that by their nature are to be satisfied or waived at Closing), consummate the Financing on the Closing, and (e) enforce their rights under the Financing Commitments and, upon satisfaction or waiver of all conditions precedent to the initial funding in the Financing Commitments (and the definitive documentation relating thereto) required to be satisfied on or prior to the Closing (other than, in each case, those conditions that by their nature are to be satisfied or waived at Closing), cause the Financing Sources or investors, as the case may be, under the Financing Commitments to fund the applicable portion of the Financing on the Closing.

From and after the date of the Arrangement Agreement, if any portion of the Financing becomes unavailable or would reasonably be expected to become unavailable on the terms and conditions described in the Financing Commitments (including the flex provisions contained in the Fee Letter) such that the aggregate amount of the Financing would be less than the Required Amount, the Purchaser agreed that it shall, and shall cause its affiliates to, use reasonable best efforts to arrange and obtain, as promptly as practicable, alternative financing from alternative sources in an amount, together with the amount of Financing remaining available, sufficient to pay the Required Amount in order to consummate the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement on a basis that is not subject to any new or additional conditions precedent not contained in the Financing Commitments and otherwise on terms and conditions (including flex provisions contained in the Fee Letter) as are reasonably acceptable to the Purchaser (provided that such other terms and conditions do not constitute or effect a Prohibited Modification), provided, that such reasonable best efforts shall not require the Purchaser to pay more fees (including original issue discount) or agree to pricing or other economic terms or a financial covenant that, when taken as a whole, are materially less favourable to the Purchaser than the corresponding terms applicable to the applicable portion of the Financing as in effect on the date of the Arrangement Agreement and deliver to the Company true, correct and complete copies of such alternative commitments when available.

Financing Assistance

The Company has agreed that it shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to provide such customary cooperation to the Purchaser as the Purchaser may reasonably request in connection with the arrangements by the Purchaser to obtain the funding of the Debt

Financing as contemplated in the Debt Commitment Letter (provided that such request is made on reasonable notice and reasonably in advance of the Closing and provided such cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including (and, subject to certain limitations set forth in the Arrangement Agreement), as so requested: (i) participating in a reasonable number of meetings, presentations, drafting sessions, due diligence sessions and meetings with prospective lenders and other Financing Sources (including customary one-on-one meetings), investors and ratings agencies; (ii) subject to Laws and any Contract and the obtaining of any necessary consents in connection therewith, executing and delivering any pledge and security documents or other definitive financing documents as may be reasonably requested by the Purchaser; (iii) subject to certain restrictions contained in the Arrangement Agreement, furnishing the Purchaser, as soon as reasonably practicable, with all Financing Information (as defined in the Arrangement Agreement); (iv) furnishing the Purchaser and the Financing Sources with information regarding the Company and its Subsidiaries reasonably requested by the Financing Sources and reasonably available to the Company (and updates thereto as reasonably requested by such Persons), including information in response to due diligence requests of, and otherwise cooperate with the due diligence efforts of, the Financing Sources, and execute customary authorization and management representation letters, subject to certain exceptions contained in the Arrangement Agreement; (v) assisting in the preparation by the Purchaser of customary bank books, confidential information memoranda, lender and investor presentations, rating agency presentations and similar documents required by the Financing Sources in connection with the Financing, including in the preparation of “public side” versions thereof, (vi) assisting with the preparation of, and obtain, execute and deliver customary evidence of authority, customary officer’s certificates, customary solvency certificates, customary insurance certificates, in each case, as reasonably requested by the Purchaser and the Financing Sources; and (vii) providing reasonable assistance in the preparation and execution of the definitive documentation relating to the Debt Financing.

Insurance and Indemnification

The Arrangement Agreement provides that, prior to the Effective Time, the Company shall and, if the Company is unable after using commercially reasonable efforts, the Purchaser shall cause the Company to, purchase customary fully pre-paid and non-cancelable “tail” policies of directors’ and officers’ liability fiduciary liability, and employment practices liability insurance from an insurer(s) of nationally recognized standing providing protection no less favourable in the aggregate than the protection provided by such policies maintained by or for the benefit of the Company and its Subsidiaries which are in effect immediately prior to the Effective Time and providing protection in respect of claims and other matters arising from actual or alleged acts, omissions, facts or events which occurred on or prior to the Effective Time, and the Purchaser shall, or shall cause the Company and its Subsidiaries to maintain such tail policies in full force and effect without any reduction in scope of coverage or limits (other than a reduction of limits due to payments by the insurer(s) under the policies) for six (6) years after the Effective Date; provided that the Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the aggregate cost of such policies shall not exceed 350% of the Company’s and its Subsidiaries’ current annual aggregate premium for directors’ and officers’ liability, fiduciary liability, and employment practices liability insurance policies currently maintained by the Company or its Subsidiaries.

From and after the Effective Time, the Purchaser shall, to the extent provided for in the Company’s Constating Documents on the date of the Arrangement Agreement, ensure that the Company indemnify and hold harmless, to the fullest extent permitted under applicable Law (and to also advance expenses as incurred to the fullest extent permitted under applicable Law), the then present and former officers, directors and managers of the Company and its Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding arising out of or related to such Person’s service as an officer, director and manager of the Company or any of its Subsidiaries or services performed by such Persons at the request of the Company or any of its Subsidiaries at or prior to or following the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the approval or completion of the Arrangement Agreement and the Arrangement or any of the other transactions contemplated by the Arrangement

Agreement or arising out of or related to the Arrangement Agreement and the transactions contemplated thereby. None of the Purchaser, the Company or any of their respective Subsidiaries shall settle, compromise or consent to the entry of any judgment in any Proceeding involving or naming any such indemnified Person or arising out of or related to any such indemnified Person’s service as an officer, director and manager or services performed by such indemnified Person at the request of the Company or any of its Subsidiaries at or prior to or following the Effective Time without the prior written consent (not to be unreasonably withheld or delayed) of that indemnified Person, unless such settlement, compromise or consent includes an unconditional release of such indemnified Person from all liability arising out of such Proceeding.

From and after the Effective Time, the Purchaser shall honour, and shall cause the Company and its Subsidiaries to honour, and the Company shall honour all rights to indemnification, exculpation and advancement existing as of immediately prior to the Effective Time in favour of the then present and former Employees, officers, directors and managers of the Company and its Subsidiaries to the fullest extent permitted by the Constating Documents or applicable Law or under indemnification agreements disclosed under the Company Disclosure Letter and has acknowledged that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years after the Effective Date.

Post-Closing Employment Matters

The Purchaser has agreed that, without limiting any additional rights that any Employee as of immediately prior to the Effective Time (each a “Covered Employee”) may have under any Employee Plan or under applicable Law, for a period of twelve (12) months following the Effective Time (or, if earlier, until the date of termination of an applicable Covered Employee), the Purchaser will or will cause the Company to provide each Covered Employee with (i) total compensation (excluding retention bonuses, transaction bonuses, termination entitlements and severance) that is substantially comparable in the aggregate to those in effect for such Covered Employee immediately prior to the Effective Time, (ii) notice of termination, pay in lieu of notice and severance benefits to each Covered Employee that are substantially comparable in the aggregate to those that would have been provided to such Covered Employee under the applicable termination and severance benefits plan, programs, policies agreements and arrangements as in effect immediately prior to the Effective Time, and if no such arrangements were then in effect then Covered Employees will be provided with notice or payment in lieu of notice and severance as required by applicable Law, and (iii) employee benefits (excluding equity or equity-based, long-term incentive, retention, transaction, termination, severance, nonqualified deferred compensation, defined benefit pension, or any post-employment or retiree health and welfare benefits or compensation) that are substantially comparable in the aggregate to those that such Covered Employee was entitled to receive immediately prior to the Effective Time under existing Employee Plans set forth in the Company Disclosure Letter; provided that, for greater certainty, neither the Purchaser nor the Company shall have any obligation to offer or grant any equity or equity-based, long-term incentive or any nonqualified deferred compensation to any Covered Employee except where required pursuant to applicable Law.

Without limiting the generality of the foregoing, the Purchaser has also agreed that, from and after the Effective Time, it shall honor and perform, or cause the Company to honor and perform, all of the obligations of the Company and any of its Subsidiaries under Employee Plans and other agreements or arrangements with current or former Employees in accordance with their terms as in effect on the date of the Arrangement Agreement (with such modifications as may be made before the Effective Time as permitted by the terms of the Arrangement Agreement).

The Purchaser further agreed that, from and after the Effective Time, the Purchaser will, or will cause the Company to grant all Covered Employees credit for any service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) earned prior to the Effective Time for purposes of the Covered Employee’s eligibility, vesting and entitlement to benefits

(excluding benefit accrual under any defined benefit pension plan) under any benefit plan that may be established or maintained by the Purchaser, the Company or any of their respective Subsidiaries on or after the Effective Time for the benefit of Covered Employees (the “New Plans”) to the same extent and for the same purpose as such service was credited under the analogous Employee Plan in which such Covered Employee participated immediately prior to the Effective Time; provided, however, that the foregoing shall not apply to the extent it results in the duplication of benefits, compensation or coverage for the same period of service nor if such service does not affect the provision of benefits under the applicable New Plan. The Purchaser also agreed that it will, or will cause the Company to, honour all accrued but unused vacation, paid time off, personal and sick days of Covered Employees as of the Effective Time. In addition, the Purchaser agreed that it will or will cause the Company to use commercially reasonable efforts to (a) waive all pre-existing condition exclusion and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans that provide health benefits to the same extent waived or satisfied by a Covered Employee under the analogous Employee Plan that is a group health plan in which such Covered Employee participated immediately prior to the Effective Time, and (b) for the plan year in which the Effective Time occurs, take into account any covered expenses paid on or before the Effective Time by any Covered Employee (or covered dependent thereof) under the analogous Employee Plan that is a group health plan during the plan year in which the Effective Time occurs for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions under any applicable New Plan.

Additional Covenants Regarding Non-Solicitation

Non-Solicitation

The Arrangement Agreement provides that, until the earlier to occur of the termination of the Arrangement Agreement pursuant to its terms and the Effective Time, except as expressly provided in Article 5 of the Arrangement Agreement, the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any of its Representatives or affiliates or otherwise, and shall not permit any such Person to:

(a)

solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal;

(b)

enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; provided that, for greater certainty, the Company shall be permitted to (i) communicate with any Person for the purposes of clarifying the terms and conditions of any inquiry, proposal or offer made by such Person, (ii) advise any Person of the restrictions of the Arrangement Agreement, and (iii) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute a Superior Proposal;

(c)	make a Change in Recommendation;

(d)

accept, approve, endorse or recommend any Acquisition Proposal, or take no position or remain neutral with respect to any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for a period of no more than five (5) Business Days following the public announcement of such Acquisition Proposal, or, in the event the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting, will not be considered to be in violation of Section 5.1(1)(d) of the Arrangement Agreement, provided that the Special Committee and the Board have rejected such Acquisition Proposal and affirmed the Special Committee Recommendation and the Board Recommendation by press release before the end of such period); or

(e)

enter into or publicly propose to enter into any agreement or understanding, including any letter of intent, memorandum of understanding, acquisition agreement, agreement in principle or similar agreement, with any Person in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3 of the Arrangement Agreement).

The Company also agreed that it shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and terminate any solicitation, encouragement, discussion or negotiations commenced prior to the date of the Arrangement Agreement with any Person (other than the Purchaser and its affiliates) with respect to any inquiry, proposal or offer that (x) if made after the date of the Arrangement Agreement would have constituted an Acquisition Proposal; or (y) may reasonably be expected to constitute or lead to an Acquisition Proposal, and, in connection with such termination shall:

(a)

promptly discontinue access to, and disclosure of, all information regarding the Company and its Subsidiaries in respect of any inquiry, proposal or offer that, if made after the date of the Arrangement Agreement, would have constituted or would have been reasonably expected to constitute or lead to an Acquisition Proposal, including any data room (whether physical or virtual) and any confidential information, properties, facilities and books and records of the Company or any of its Subsidiaries; and

(b)

promptly (and in any event within three (3) Business Days of the date of the Arrangement Agreement) request from any such Person (i) the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any such Person other than the Purchaser and its affiliates and their respective Representatives since January 1, 2023 in respect of any inquiry, proposal or offer that, if made after the date of the Arrangement Agreement, would have constituted or would have been reasonably expected to constitute or lead to an Acquisition Proposal, and (ii) the destruction of all material to the extent including or incorporating such confidential information regarding the Company or any of its Subsidiaries, in each case, to the extent that such information has not previously been returned or destroyed (subject to the terms of the applicable confidentiality or similar agreement that is in effect as of the date of the Arrangement Agreement, including the rights of retention that such Persons may have thereunder).

The Company represented and warranted that it had not waived, or released any Person from, any standstill or similar agreement, restriction or covenant, in each case with respect to the applicability of standstill provisions, in effect as of the date of the Arrangement Agreement to which the Company or any of its Subsidiaries is a party, and the Company covenanted and agreed that (a) the Company shall use commercially reasonable efforts to enforce each confidentiality, standstill or similar agreement, restriction or covenant to which the Company or any of its Subsidiaries is a party or may become a party after the execution of the Arrangement Agreement, and (b) neither the Company nor any of its Subsidiaries will, after the date of the Arrangement Agreement, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party or may become a party after the execution of the Arrangement Agreement (it being acknowledged by the Purchaser that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of the Arrangement Agreement shall not be a violation of Section 5.1 of the Arrangement Agreement).

Notification of Acquisition Proposals

The Company also agreed that if it or any of its Subsidiaries or, to the knowledge of the Company, any of their respective Representatives, receives any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries in connection with such inquiry, proposal or offer, the Company shall:

(a)

promptly (i) notify the Purchaser, and in any event within twenty-four (24) hours in writing, of such inquiry, proposal or offer, including (A) a description of its material terms and conditions, and (B) the identity of all Persons making such inquiry, proposal or offer and (ii) provide a copy of any written agreement proposed by such Person(s) with respect to such inquiry, proposal or offer and any financing commitments or other ancillary agreements relating thereto; and

(b)

(i) keep the Purchaser reasonably informed, on a prompt basis, and in any event within twenty-four (24) hours in writing, of the status and terms of any such inquiry, proposal or offer (including any amendments thereto) and the status of any such discussions or negotiations and (ii) on a prompt basis, and in any event within twenty-four (24) hours, provide the Purchaser with copies of any subsequent drafts of any definitive agreement with respect to such inquiry, proposal or offer and any financing commitments or other ancillary agreements relating thereto exchanged by or on behalf of the Company or the Persons making the inquiry, proposal or offer.

Responding to an Acquisition Proposal

The Arrangement Agreement provides that, notwithstanding Section 5.1 of the Arrangement Agreement, or any other agreement between the Parties or between the Company and any other Person, including the Confidentiality Agreement, if at any time prior to obtaining the Required Shareholder Approval, the Company receives an Acquisition Proposal, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, or books and records of the Company or any of its Subsidiaries, if and only if:

(a)

the Board first determines (based upon, amongst other things, the recommendation of the Special Committee) in good faith, after consultation with its financial advisers and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(b)

such Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill or similar agreement, restriction or covenant with the Company or any of its Subsidiaries;

(c)	such Acquisition Proposal did not result from a breach of the Company’s non-solicitation obligations under the Arrangement Agreement in any material respect;

(d)

the Company enters into an Acceptable Confidentiality Agreement, and any such copies, access or disclosure provided to such Person shall have already been (or shall contemporaneously be) provided to the Purchaser (by posting such information to the data room or otherwise, with prior written notice of such posting provided to the Purchaser); and

(e)

prior to engaging in or participating in discussions or negotiations with such Person regarding such Acquisition Proposal (excluding, for certainty, negotiations regarding an Acceptable Confidentiality Agreement that do not relate to the terms and conditions of the Acquisition Proposal) or providing any such copies, access or disclosure, the Company promptly provides the Purchaser with a true, complete and final executed copy of the Acceptable Confidentiality Agreement referred to above.

Under the Arrangement Agreement, if the Company is entitled, pursuant to the foregoing, to engage in or participate in discussions or negotiations with, and otherwise cooperate with or assist, a Person or group of Persons making an Acquisition Proposal, it may (i) so advise any holder of Multiple Voting Shares and (ii) engage in or participate in discussions or negotiations with a holder of Multiple Voting Shares and, no earlier than providing the same written information to the Purchaser, provide written information to the holder of Multiple Voting Shares regarding the terms and conditions of such Acquisition Proposal and any related documents, including proposed shareholder voting and support agreements, financing commitment papers and any rollover, reinvestment or similar agreements, in response to a request for information made by the Rollover Shareholder, in each case in accordance with the Rollover Shareholder Support and Voting Agreement executed by such holder of Multiple Voting Shares, for the purpose of determining whether the holder of Multiple Voting Shares, in its capacity as a Shareholder, would be likely to support and vote in favour of such Acquisition Proposal and enter into agreements in respect of the Acquisition Proposal, including, for greater certainty, agreements relating to voting support and rollover or reinvestment of any securities or the proceeds thereof, as applicable, and related governance matters and, if applicable, future employment or other role of the holder of Multiple Voting Shares or its beneficial owners; provided that the Company, the Board or the Special Committee shall not be restricted from engaging or participating in any discussions or negotiations with, or providing any information to, a holder of Multiple Voting Shares or its beneficial owner in their capacity as a director or officer of the Company. The Company may so engage in or participate in discussions or negotiations with, or so provide information to, a holder of Multiple Voting Shares on more than one occasion upon any amendment to any Acquisition Proposal or receipt of another Acquisition Proposal provided that such action is not prohibited by the Rollover Shareholder Support and Voting Agreement executed by the respective holder of Multiple Voting Shares in respect of each such amendment or other Acquisition Proposal.

Right to Match

Under the Arrangement Agreement, if the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the Required Shareholder Approval, the Board may, or may cause the Company to, (based upon, amongst other things, the recommendation of the Special Committee), subject to compliance with Article 7 and Section 8.2 of the Arrangement Agreement, enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)

the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill or similar agreement, restriction or covenant, and such Acquisition Proposal did not result from a breach of the Company’s non-solicitation obligations under the Arrangement Agreement in any material respect;

(b)

the Company has delivered to the Purchaser a written notice of the determination of the Board (based upon, amongst other things, the recommendation of the Special Committee) that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to authorize the Company to enter into a definitive agreement with respect to such Superior Proposal, including the value in financial terms that the Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal (the “Superior Proposal Notice”);

(c)

the Company has provided to the Purchaser a copy of the proposed definitive agreement for the Superior Proposal, together with all related documents, including shareholder voting and support agreements, financing commitment papers and any rollover, reinvestment or similar agreements;

(d)

at least five (5) full Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received a copy of the proposed definitive agreement and related documents for the Superior Proposal;

(e)

during any Matching Period, (i) the Purchaser has had the opportunity (but not the obligation), in accordance with the right to match provisions of the Arrangement Agreement, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal, and (ii) the Company has negotiated in good faith with the Purchaser (to the extent the Purchaser desires to negotiate) regarding any amendments proposed by the Purchaser to the Arrangement Agreement and the Arrangement;

(f)

after the Matching Period, the Board has determined in good faith (based upon, amongst other things, the recommendation of the Special Committee), after consultation with outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under the Arrangement Agreement); and

(g)

prior to or concurrently with entering into such definitive agreement, the Company terminates the Arrangement Agreement pursuant to Section 7.2(1)(c)(ii) and pays the Termination Fee pursuant to the Arrangement Agreement.

During the Matching Period, or such longer period as the Company may approve in its sole discretion in writing for such purpose: (a) the Purchaser shall have the opportunity (but not the obligation) to offer to amend the Arrangement and the Arrangement Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal and the Board (and Special Committee) shall, in consultation with outside legal counsel and financial advisers, review any offer made by the Purchaser to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal, and (b) if the Acquisition Proposal would no longer constitute a Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate in good faith exclusively with the Purchaser to make such amendments to the terms of the Arrangement Agreement and the Plan of Arrangement as would enable the Purchaser to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the Board determines (based upon, inter alia, the recommendation of the Special Committee) that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend the Arrangement Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement, and the Purchaser shall be afforded a new five (5) Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice for the new Superior Proposal and a copy of the proposed definitive agreement for the new Superior Proposal.

The Board and the Special Committee shall promptly, and in any event within three (3) Business Days from the Purchaser’s request to do so, reaffirm (subject to Section 5.1(10)(d) of the Arrangement Agreement) the Board Recommendation and the Special Committee Recommendation, as applicable, by press release after any Acquisition Proposal which is determined not to be a Superior Proposal is publicly announced or publicly disclosed or the Board determines that a proposed amendment to the terms of the Arrangement Agreement or the Plan of Arrangement as contemplated under the Arrangement Agreement would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall give reasonable consideration to any comments provided by the Purchaser and its outside legal counsel.

If the Company provides a Superior Proposal Notice to the Purchaser after a date that is less than ten (10) Business Days before the Meeting, the Company shall be entitled to and shall upon request from the

Purchaser postpone the Meeting to a date that is not more than fifteen (15) Business Days after the scheduled date of the Meeting, but in any event to a date that is not less than ten (10) Business Days prior to the Outside Date.

Nothing in the Arrangement Agreement shall prohibit the Company or the Board from (a) complying with Rules 14d-9 and 14e-2(a) under the U.S. Exchange Act or similar Laws under other Securities Law, including a “stop, look and listen” communication (or any substantially similar communication) by the Board or the Special Committee, as applicable, to Shareholders pursuant to Rule 14d-9(f) under the U.S. Exchange Act; (b) complying with Item 1012(a) of Regulation M-A under the U.S. Exchange Act; (c) complying with the Company’s disclosure obligations under Securities Law; or (d) making a Change in Recommendation or from making any disclosure to any securityholders of the Company prior to the Effective Time, including for greater certainty disclosure of a Change in Recommendation, if, in the good faith judgment of the Board, after consultation with outside legal counsel and upon the recommendation of the Special Committee, failing to take such action or make such disclosure would reasonably be expected to be inconsistent with the Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required by Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required by Law); provided that, for greater certainty, in the event of a Change in Recommendation and a termination by the Purchaser of the Arrangement Agreement pursuant to the Arrangement Agreement, the Company shall be obligated to pay the Termination Fee as required by the Arrangement Agreement. The Board may not make a Change in Recommendation pursuant to the preceding sentence unless the Company gives the Purchaser at least three (3) Business Days prior written notice of its intention to make such Change in Recommendation, provided that, for greater certainty, the foregoing limitation shall not apply in respect of any actions taken under the right to match provisions of the Arrangement Agreement. In addition, nothing contained in the Arrangement Agreement shall prohibit the Company or the Board from calling or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the CBCA or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law.

Representations and Warranties

The Arrangement Agreement contains certain representations and warranties of the Company relating to the following: organization and qualification; corporate authorization; execution and binding obligation; governmental authorization; no conflict/non-contravention; capitalization; shareholders’ and similar agreements; Subsidiaries; securities law matters; financial statements; disclosure controls and internal control over financial reporting; auditors and transfer agent; no material undisclosed liabilities; transactions with directors, officers and employees; absence of collateral benefits; absence of certain changes or events; compliance with laws; authorizations and licenses; opinions of financial advisers; brokers; Board and Special Committee approval; material contracts; partners, merchants and suppliers; real property; movable (personal) property; intellectual property; IT systems; privacy; data security; litigation; environmental matters; employees; collective agreements; employee plans; insurance; tax matters; anti-bribery laws; sanctions and trade controls; anti-money laundering; gaming matters; and absence of shareholder rights plans.

In addition, the Arrangement Agreement contains certain representations and warranties of the Purchaser relating to the following: organization and qualification; corporate authorization; execution and binding obligation; governmental authorization; no conflict/non-contravention; litigation; available funds / financing; security ownership; assets and liabilities; licensability; agreements with Rollover Shareholders; Rollover Consideration; absence of interest in competitors.

Conditions to Closing

Mutual Conditions Precedent

The Arrangement Agreement provides that the Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a)	Required Shareholder Approval. The Required Shareholder Approval having been obtained at the Meeting in accordance with the Interim Order.

(b)

Interim and Final Orders. The Interim Order and the Final Order having each been obtained on terms consistent with the Arrangement Agreement, and having not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(c)

Key Regulatory Approvals. Each of the Key Regulatory Approvals has been made, given or obtained and each being in force and has not been rescinded or modified; provided that, on or after the Regulatory Approval Deadline, this condition shall be deemed satisfied by the receipt of the Key Regulatory Approvals or any combination of Key Regulatory Approvals and Alternative Arrangements in respect of one or more Financial Services Licenses and Gaming Authorizations so long as: (x) the consummation of the Closing without such Key Regulatory Approvals does not cause the Purchaser or the Company (or any of its Subsidiaries) to be in violation of any Law in any material respect and would not violate any statutory or regulatory requirement to obtain a Regulatory Approval before consummating the Closing, (y) the failure to obtain such Key Regulatory Approvals or the implementation of Alternative Arrangements and/or other steps to enable compliance with Law would not, individually or in the aggregate, reasonably be expected to result in a material breach of a Material Contract of the type specified in the Arrangement Agreement, and (z) such Financial Services Licenses and Gaming Authorizations collectively do not account for more than 10% of both (A) consolidated revenue of the Company for the twelve-month period ended on the last day of the most recent financial period in respect of which the Company has publicly filed financial statements in the Company Filings (as defined in the Arrangement Agreement) and (B) Total Transaction Volume.

(d)	Illegality. No Law being in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

Additional Conditions Precedent to the Obligations of the Purchaser

The Arrangement Agreement provides that the Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)

Representations and Warranties of the Company. (i) (A) The representations and warranties of the Company regarding organization and qualification, corporate authorization, execution and binding obligation, no conflict/non-contravention of Constating Documents, capitalization (other than subparagraph (c) thereof), Subsidiaries, and brokers being true and correct in all respects (except for de minimis inaccuracies, including as a result of transactions, changes, conditions, events or circumstances specifically permitted hereunder) as at the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of that specified date); and (B) all other representations and warranties of the Company set forth in the Arrangement Agreement being true and correct in all respects (disregarding any materiality, “material” or “Material Adverse Effect” qualification contained in any such representation or warranty) as at the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of such specified date), except in the case where the failure to be so true and correct in all respects, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect; and (ii) the Company having delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Company (in each case, without personal liability) addressed to the Purchaser and dated the Effective Date.

(b)

Performance of Covenants by the Company. The Company has fulfilled or complied in all material respects with all covenants contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Company having delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Company (in each case, without personal liability) addressed to the Purchaser and dated the Effective Date.

(c)	Material Adverse Effect. Since the date of the Arrangement Agreement, there having not occurred a Material Adverse Effect.

(d)

Dissent Rights. Dissent Rights having not been validly exercised, and not withdrawn or deemed to have been withdrawn, with respect to more than 10% of the issued and outstanding Subordinate Voting Shares.

Additional Conditions Precedent to the Obligations of the Company

The Arrangement Agreement provides that the Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(a)

Representations and Warranties of the Purchaser. (i) (A) The representations and warranties of the Purchaser regarding organization and qualification, corporate authorization and execution and binding obligation being true and correct in all respects (except for de minimis inaccuracies, including as a result of transactions, changes, conditions, events or circumstances specifically permitted under the Arrangement Agreement) as at the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); and (b) all other representations and warranties of the Purchaser set forth in the Arrangement Agreement being true and correct in all respects (disregarding for this purpose any materiality or “material” qualification contained in any such representation or warranty) as at the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of such specified date), except where the failure to be so true and correct in all respects has not and would not reasonably be expected to, individually or in the aggregate, materially impede or prevent the completion of the Arrangement; and (ii) the Purchaser having delivered a certificate confirming same to the Company, executed by two (2) senior officers of the Purchaser (in each case, without personal liability), addressed to the Company and dated the Effective Date.

(b)

Performance of Covenants by the Purchaser. The Purchaser has fulfilled or complied in all material respects with all of the covenants of the Purchaser contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time and having delivered a certificate confirming same to the Company, executed by two (2) senior officers of the Purchaser (in each case, without personal liability), addressed to the Company and dated the Effective Date.

(c)

Deposit of Consideration. Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained in the Arrangement Agreement in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), the Purchaser having complied with its obligations under the Arrangement Agreement, and the Depositary having confirmed to the Company receipt from or on behalf of the Purchaser of the funds required to pay (a) the aggregate Consideration payable to Shareholders pursuant to the Plan of Arrangement (other than with respect to Shareholders exercising Dissent Rights as provided in the Plan of Arrangement) and (b) the aggregate cash component of the Rollover Consideration (as defined in the Plan of Arrangement) payable to Rollover Shareholders pursuant to the Rollover Agreements and the Plan of Arrangement.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated and the Arrangement abandoned at any time prior to the Effective Time by:

(a)	the mutual written agreement of the Parties;

(b)	either the Company, or the Purchaser, if:

(i)	No Required Approval by Shareholders. The Required Shareholder Approval is not obtained at the Meeting in accordance with the Interim Order.

(ii)

Illegality. After the date of the Arrangement Agreement, any Law (including with respect to the Key Regulatory Approvals) is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that a Party may not terminate the Arrangement Agreement on this basis: (A) if it has not used its commercially reasonable efforts (or, in respect of the Key Regulatory Approvals, the efforts required from such Party by the Arrangement Agreement) to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement, and (B) if the enactment, making, enforcement or amendment of such Law has been primarily caused by a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement; or

(iii)

Occurrence of Outside Date. The Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate the Arrangement Agreement on this basis if the failure of the Effective Time to so occur has been primarily caused by a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement.

(c)	the Company, if:

(i)

Breach of Representation or Warranty or Failure to Perform Covenant by the Purchaser. The Purchaser breaches any of its representations or warranties or fails to perform any covenant or agreement contained in the Arrangement Agreement, which breach or failure to perform would cause any condition precedent related to its representations and warranties or covenants not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with Section 4.11(3) of the Arrangement Agreement on or prior to the Outside Date; provided that the Company is not then in breach of the Arrangement Agreement so as to cause any condition precedent related to its representations and warranties or any covenants of the Company not to be satisfied;

(ii)

Superior Proposal. Prior to obtaining the Required Shareholder Approval, the Board (based upon, amongst other things, the recommendation of the Special Committee) authorizes the Company, in accordance with and subject to the terms and conditions of the Arrangement Agreement, to enter into a definitive written agreement (other than an Acceptable Confidentiality Agreement) with respect to a Superior Proposal, provided that prior to or concurrent with such termination the Company pays the Termination Fee in accordance with the Arrangement Agreement; or

(iii)

Failure of Purchaser to Consummate. (a) The mutual conditions precedent and the conditions precedent to the benefit of the Purchaser contained in the Arrangement Agreement have been and continue to be satisfied or waived by the applicable Party or Parties at the time the Effective Time is required to have occurred (excluding conditions that, by their nature, are to be satisfied at the Effective Time, including the condition in respect of the deposit of funds with the Depositary; provided, that such conditions to be satisfied at the Effective Time would be satisfied as of the date of the notice referenced in clause (b) of this paragraph if the Effective Time were to occur on the date of such notice), (b) the Company has delivered written notice to the Purchaser to the effect that the mutual conditions precedent and the conditions precedent to the benefit of the Company contained in the Arrangement Agreement have been and continue to be satisfied or waived (excluding conditions that, by their nature, are to be satisfied at the Effective Time, including the condition in respect of the deposit of funds with the Depositary; provided, that such conditions to be satisfied at the Effective Time would be satisfied as of the date of such notice if the Effective Time were to occur on the date of such notice), (c) the Purchaser fails to (A) deposit or cause to be deposited the funds required to be deposited by it in accordance with the Arrangement Agreement, or (B) consummate the Closing, in each case, on or before the date that is three (3) Business Days after the delivery of the notice referenced in clause (b) of this paragraph, and (d) the Company was, and has irrevocably confirmed to the Purchaser in writing that it is, prepared to consummate the Closing during such three (3) Business Day period; or

(d)	the Purchaser, if:

(i)

Breach of Representation or Warranty or Failure to Perform Covenant by the Company. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under the Arrangement Agreement occurs that would cause any condition related to its representations and warranties or covenants not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with Section 4.11(3) of the Arrangement Agreement; provided that the Purchaser is not then in breach of the Arrangement Agreement so as to cause any condition related to its representations and warranties or covenants not to be satisfied; or

(ii)

Change in Recommendation. Prior to the obtaining of the Required Shareholder Approval, (A) the Board (or the Special Committee) fails to unanimously (subject to recusals, as applicable) recommend or withdraws, amends, modifies or qualifies, in a manner adverse to the Purchaser, the Board Recommendation or Special Committee Recommendation, as applicable, (B) the Company fails to include the Board Recommendation or the Special Committee Recommendation, as applicable, in this Circular or the Schedule 13E-3, (C) the Board (or the Special Committee) accepts, approves, endorses or recommends an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced Acquisition Proposal for more than five (5) Business Days (or beyond the third (3rd) Business Day prior to the date of the Meeting, if sooner), (D) the Board (or the Special Committee) fails to publicly recommend or reaffirm by press release the Board Recommendation or Special Committee Recommendation, as applicable, within five (5) Business Days after having been requested in writing by the Purchaser to do so, acting reasonably (or in the event that the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting) or (E) the Board (or the Special Committee) accepts, approves, endorses, recommends or authorizes the Company or any of its Subsidiaries to enter into, or publicly proposes to accept, approve, endorse, authorize or recommend the Company or any of its Subsidiaries to enter into any agreement, arrangement or understanding (other than an Acceptable Confidentiality Agreement) in respect of an Acquisition Proposal (any action set forth in Clause (A), (B), (C), (D) or (E), a “Change in Recommendation”); provided that a “stop, look and listen” communication (or any substantially similar communication) by the Board or the Special Committee to the Shareholders pursuant to Rule 14d-9(f) under the U.S. Exchange Act will not constitute a Change in Recommendation or (F) prior to obtaining the Required Shareholder Approval, the Company breaches its non-solicitation obligations under the Arrangement Agreement in any material respect.

Termination Fees

Termination Fee

The Arrangement Agreement provides that the Company will pay the Purchaser a termination fee in the amount of $150 million (the “Termination Fee”) upon the termination of the Arrangement Agreement in the following circumstances (each such event, a “Termination Fee Event”):

(a)	by the Company if prior to the Required Shareholder Approval, the Board authorizes the Company to enter into a definitive written agreement with respect to a Superior Proposal.

(b)	by the Purchaser following a Change in Recommendation or a breach in a material respect of the non-solicitation obligations of the Company under the Arrangement Agreement;

(c)

(A) by either the Company or the Purchaser if the Required Shareholder Approval is not obtained, or if the Effective Time does not occur on or prior to the Outside Date (provided that the failure to obtain the approval of the Shareholders has not been primarily caused by, and is not a result of, a breach by Purchaser of any of its representations or warranties or the failure of Purchaser to perform any of its covenants or agreements under the Arrangement Agreement), or (B) by the Purchaser if the Company breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, if:

(1)	prior to such termination, a bona fide Acquisition Proposal is made, publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser or any of its affiliates); and

(2)

within twelve (12) months following the date of such termination, (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated or effected, or (B) the Company enters into a written agreement (other than an Acceptable Confidentiality Agreement), in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated; and

for the purpose of the termination event described in this paragraph (c), references to 20% or more in the definition of “Acquisition Proposal” shall be deemed to be references to 40% or more.

Reverse Termination Fee

The Arrangement Agreement also provides that the Purchaser will pay the Company a reverse termination fee in the amount of $250 million (the “Reverse Termination Fee”) upon the termination of the Arrangement Agreement in the following circumstances (each such event, a “Reverse Termination Fee Event”):

(a)

by the Company, if the Purchaser fails to consummate the Closing or breaches any fundamental representation or warranty of the Purchaser or fails to perform any covenant under the Arrangement Agreement, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of the notice and cure provisions of the Arrangement Agreement; or

(b)

by the Purchaser, following the occurrence of the Outside Date, if at the time of termination the Company could have terminated the Arrangement Agreement pursuant to the Reverse Termination Fee Event described in the preceding paragraph (a).

Expenses

Except as otherwise specifically provided for in the Arrangement Agreement, all expenses incurred in connection with the Arrangement, the Arrangement Agreement or the transactions contemplated therein, including all costs, expenses and fees incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

Amendments

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, and any such amendment may, subject to the Interim Order, the Final Order and Laws, without limitation: (a) change the time for performance of any of the obligations or acts of the Parties; (b) waive any inaccuracy or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement; (c) waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; and (d) waive compliance with or modify any mutual conditions contained in the Arrangement Agreement.

Governing Law

Except as set forth in the financing provisions of the Arrangement Agreement, (i) the Arrangement Agreement is governed by and interpreted and enforced in accordance with the Laws of the Province of Québec and the federal Laws of Canada applicable therein, and (ii) each of the Company and the Purchaser irrevocably attorns and submits to the exclusive jurisdiction of the Québec courts situated in the City of Montréal and waives objection to the venue of any Proceeding in such court or that such court provides an inconvenient forum.

CERTAIN LEGAL MATTERS

Implementation of the Arrangement and Timing

The Arrangement will be implemented by way of a Court-approved plan of arrangement under the CBCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Required Shareholder Approval must be obtained;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived (if permitted) by the appropriate Party; and

(d)	the Final Order and Articles of Arrangement in the form prescribed by the CBCA must be filed with the Director and a Certificate of Arrangement issued pursuant thereto.

Except as otherwise provided in the Arrangement Agreement, the Company will file the Articles of Arrangement with the Director as soon as reasonably practicable and in any event within three (3) Business Days after the satisfaction or, where not prohibited, waiver of the conditions set forth in the Arrangement Agreement (other than those which by their nature are to be satisfied at the Effective Time) unless another time or date is agreed to by the Purchaser and the Company.

It is currently anticipated that the Arrangement will be completed in late 2024 or the first quarter of 2025, based on the assumption that the Required Shareholder Approval and Court approval are obtained and all other conditions to the Arrangement are satisfied or waived prior to such date. It is not possible, however, to state with certainty whether or when the Effective Date will occur. The Effective Date could be earlier than anticipated or could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order. As provided under the Arrangement Agreement, the Arrangement cannot be completed later than January 15, 2025, without triggering termination rights under the Arrangement Agreement, unless such Outside Date is extended to a later date (up to April 1, 2025) in accordance with the terms of the Arrangement Agreement or with the consent of both the Purchaser and the Company.

Court Approval and Completion of the Arrangement

Interim Order

The Arrangement requires approval by the Court under Section 192 of the CBCA. Prior to the mailing of this Circular, the Company obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters, including, but not limited to: (a) the Required Shareholder Approval, (b) the Dissent Right to registered holders of Shares, (c) the notice requirements with respect to the presentation of the application to the Court for the Final Order, (d) the ability of the Company to adjourn or postpone the Meeting from time to time in accordance with the terms of the Arrangement Agreement without the need for additional approval of the Court, and (e) unless required by Law or the Court, that the Record Date for the Shareholders entitled to receive notice of and to vote at the Meeting will not change in respect or as a consequence of any adjournment(s) or postponement(s) of the Meeting. A copy of the Interim Order is attached as Appendix E to this Circular.

Final Order

Subject to the terms of the Arrangement Agreement, following the approval of the Arrangement Resolution by Shareholders, the Company will make an application to the Court for the Final Order. An application for the Final Order approving the Arrangement is expected to be presented on June 20, 2024 before the Superior Court of Québec, sitting in the Commercial Division in and for the district of Montréal at the Montréal Courthouse located at 1, Notre-Dame Street East, Montréal, Québec, in room 15.08 at 9:30 a.m. (Eastern time) or by way of a virtual hearing or so soon thereafter as counsel may be heard, or in any other room and at any other date and time the Court may see fit (the “Final Hearing”). A copy of the Notice of Presentation for the Final Order is set forth in Appendix F to this Circular. Any Shareholder who wishes to appear and be heard at the Final Hearing must file an answer (notice of appearance) with the Court’s registry and serve same on Nuvei’s legal counsel c/o Mtre Stéphanie Lapierre, Stikeman Elliott LLP, 1155, René-Lévesque Boulevard West, 41st Floor, Montréal, Québec H3B 3V2, Canada, email: slapierre@stikeman.com, and on Purchaser’s legal counsel, c/o Mtre Sébastien Guy, Blake, Cassels & Graydon LLP, 1 Place Ville Marie #Suite 3000, Montréal, Québec H3B 4N8, Canada, email: sebastien.guy@blakes.com, no later than 4:30 p.m. (Montréal time) on June 13, 2024. If such an answer (notice of appearance) is with a view to contesting the application for a Final Order, such answer (notice of appearance) must provide a summary of the grounds of contestation and be served on the Nuvei’s counsel and on Purchaser’s counsel (at the above addresses or email addresses), no later than 4:30 p.m. on June 14, 2024. All persons that file an answer in accordance with the procedure set forth in the Notice of Presentation (attached as Appendix F) shall also be provided with the coordinates to attend the hearing virtually via Microsoft Teams, telephone or videoconference.

At the Final Hearing, the Court will consider, among other things, the fairness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. In the event that the Final Hearing is postponed, adjourned or rescheduled then, subject to any further order of the Court, only those persons having previously served a notice of appearance in compliance with the Notice of Presentation and the Interim Order will be given notice of the postponement, adjournment or rescheduled date.

Securities Law Matters

Application of MI 61-101

The Company is a reporting issuer in all the provinces and territories of Canada and, accordingly, is subject to applicable Securities Laws of such provinces and such territories. In addition, the securities regulatory authorities in the Provinces of Ontario, Québec, Alberta, Manitoba and New Brunswick have adopted MI 61-101, which regulates transactions which raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations.

MI 61-101 regulates certain types of related party transactions to ensure equality of treatment among security holders and may require enhanced disclosure, approval by a majority of security holders (excluding interested or related parties), independent valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent directors. The protections afforded by MI 61-101 apply to, among other transactions, “business combinations” (as defined in MI 61-101) in which the interest of holders of equity securities may be terminated without their consent and where a “related party” (as defined in MI 61-101) (i) would, as a consequence of the transaction, directly or indirectly acquire the issuer or the business of the issuer, or combine with the issuer, through an amalgamation, arrangement or otherwise, whether alone or with joint actors, (ii) is a party to a “connected transaction” (as defined in MI 61-101) to the transaction, or (iii) is entitled to receive consideration per equity security that is not identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class. The Arrangement is a “business combination” within the meaning of MI 61-101.

MI 61-101 further provides that, in certain circumstances, where a “related party” (as defined in MI 61-101) of an issuer is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement transaction (such as the Arrangement), such transaction may be considered a “business combination” for the purposes of MI 61-101 and subject to minority approval requirements.

A “collateral benefit” (as defined in MI 61-101) includes any benefit that a related party of the Company is entitled to receive as a consequence of the Arrangement, including without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancements in benefits related to services as an employee, director or consultant of the Company. MI 61-101 excludes from the meaning of collateral benefit a payment per security that is identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class, as well as certain benefits to a related party received solely in connection with the related party’s services as an employee or director of an issuer, of an affiliated entity of such issuer or of a successor to the business of such issuer where (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d) either (i) at the time the transaction is agreed to, the related party and his or her associated entities beneficially own, or exercise control or direction over, less than 1% of the outstanding securities of each class of equity securities of the issuer, or (ii) the related party discloses to an independent committee of the issuer the amount of consideration that the related party expects to be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities the related party beneficially owns and the independent committee acting in good faith determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party will receive pursuant to the terms of the transaction for the equity securities beneficially owned by the related party, and the independent committee’s determination is disclosed in the Circular.

Collateral Benefits

Certain of the directors and senior officers of the Company hold Shares, Options, RSUs, PSUs and DSUs. If the Arrangement is completed, all Shares outstanding as at the Effective Time (other than any Rollover Shares held by the Rollover Shareholders) will be acquired by and transferred to the Purchaser for a cash payment equal to the Consideration. If the Arrangement is consummated, all unvested Options (other than an Option that is a Rollover Award) outstanding immediately prior to the Effective Time will be accelerated and will become vested as at the Effective Time, and all exercisable Options (other than an Option that is a Rollover Award) immediately prior to the Effective Time will be surrendered by the holder of such Options to the Company and immediately be cancelled. For Options with an Exercise Price below the Consideration, the surrender and cancellation of the Option will be in consideration for a cash payment from the Company to the holder of such Option equal to the number of Shares into which such Option is then exercisable multiplied by the amount by which the Consideration exceeds the applicable Exercise Price, less any applicable withholdings. For Options which have an Exercise Price that is greater than or equal to the Consideration (“Underwater Options”), the Options will be cancelled for no consideration. In addition, if the Arrangement is completed, each DSU (whether vested or unvested), as well as each vested RSU and PSU (in each case, other than Subject RSUs and RSUs and PSUs that are Rollover Awards) will be transferred to the Company in exchange for a cash payment equal to the Consideration, net of appliable withholdings, and immediately be cancelled; and each unvested RSU and PSU (in each case, other than Subject RSUs and RSUs and PSUs that are Rollover Awards) outstanding immediately prior to the Effective Time shall remain outstanding and shall thereafter, for each Share underlying such unvested RSU and PSU, entitle the holder thereof to receive, upon satisfaction of the applicable vesting and performance conditions (as applicable), an amount in cash from the Company equal to the Consideration, less any applicable withholdings, and shall be subject to the same terms and conditions applicable to such award of RSUs and PSUs in accordance with the terms of the applicable Incentive Plan and award agreement. Rollover Awards (including Options, RSUs and PSUs that are Rollover Awards) will be treated in accordance with the applicable terms of the Rollover Award Agreements. The accelerated vesting of Options which have an Exercise Price that is below the Consideration and the rollover of the Rollover Awards may be considered “collateral benefits” received by the applicable directors and senior officers of the Company for the purposes of MI 61-101. The accelerated vesting of Underwater Options, which will be cancelled for no consideration, will not constitute “collateral benefits.” In addition, as the other Incentive Securities will have vested in accordance with their terms prior to the Effective Time or shall remain outstanding and subject to applicable vesting and performance conditions (as applicable) after the Effective Time, they are not considered “collateral benefits” received by the applicable directors and senior officers of the Company for the purposes of MI 61-101. See “The Arrangement – Interests of the Company’s Directors and Executive Officers in the Arrangement.”

Other than in the case of Philip Fayer, the directors or senior officers who will be considered to have received a “collateral benefit” under MI 61-101 beneficially own, or exercise control or direction over, less than 1% of the outstanding Shares. In addition, each of Philip Fayer, Novacap and CDPQ holds or exercises control or direction over, directly or indirectly, Shares which are subject to the Rollover Agreements. Pursuant to the terms of the Rollover Agreements, the Rollover Shares held by the Rollover Shareholders will be sold to the Purchaser in exchange for a combination of cash consideration based on the Consideration and shares of capital stock of the Purchaser or an affiliate thereof, the whole in accordance with the terms of the Rollover Agreements. Following completion of the Arrangement, Philip Fayer, Novacap and CDPQ are expected to hold or exercise control or direction over, directly or indirectly, approximately 24%, 18% and 12%, respectively, of the common equity of the resulting private company. The rollover of the Rollover Shares may be considered “collateral benefits” received by each of Philip Fayer, Novacap and CDPQ for the purposes of MI 61-101. See “Information Concerning Nuvei – Ownership of Nuvei” and “Information Concerning the Meeting and Voting – Principal Shareholders.”

Investor participation arrangements will be entered into (and effective) as of Closing, granting WPF the right to receive supplemental value from the Investors upon or following a prescribed period following a liquidity event, including an initial public offering, on the following material terms and conditions:

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WPF will be entitled to a distribution equal to the greater of (i) the Anti-Dilution Adjustment Amount, and (ii) the greater of: (a) 15% of the ROIC earned by each Investor above 2.75x, or (b) if an Investor’s ROIC is above 3x, 10% of such Investor’s ROIC, with a priority “catch-up” payment equal to 50% of returns above the Second Threshold until such 10% is received. For the avoidance of doubt, the Investor Participation shall be calculated on an Investor-by-Investor basis and shall vest quarterly ratably over a four-year period following Closing, subject to proration or acceleration in certain circumstances.

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With respect to each Investor, if the total aggregate amount (inclusive of any prior distributions received by WPF in respect of the Investor Promote) to which WPF would be entitled under the Investor Promote in respect of such Investor would be less than the Anti-Dilution Adjustment Amount, such Investor shall distribute to WPF an amount of cash or marketable securities, at the Investor’s election, equal to such Investor’s share of the Anti-Dilution Adjustment Amount (being the Investor’s respective percentage ownership of the shares of Canada Parent as at Closing). For the avoidance of doubt, the Anti-Dilution Adjustment will be subject to the same vesting conditions as the Investor Promote.

See “The Arrangement – Rollover Agreements – WPF Investor Participation.”

Effective upon the Closing, Mr. Fayer will also enter into a new employment agreement with Nuvei, the material terms of which are described under “The Arrangement – Interests of Certain Persons in the Arrangement – Philip Fayer Post-Closing Employment Agreement.”

As discussed below, since the vote attached to Shares owned or controlled by the Rollover Shareholders will be excluded from the majority of the minority vote under MI 61-101 as a result of being interested parties under MI 61-101, it is not necessary to consider any collateral benefits they may receive.

Formal Valuation

Pursuant to MI 61-101, a formal valuation of the Shares is required since the Arrangement is a “business combination” within the meaning of MI 61-101 where “interested parties” will, as a consequence of the Arrangement, directly or indirectly, acquire the Company, whether alone or with joint actors.

To the knowledge of the directors and executive officers of the Company, after reasonably inquiry, (a) there has been no prior valuation (as defined in MI 61-101) prepared in respect of the Company within the 24 months preceding the date of this Circular, and (b) other than as disclosed herein, there has been no bona fide prior offer relating to the subject matter of, or otherwise relevant to, the Arrangement received by the Company within the 24 months preceding the date of the Arrangement Agreement and unrelated to the Arrangement.

Minority Approval

MI 61-101 requires that, in addition to any other required security holder approval, a “business combination” be subject to “minority approval” (as defined in MI 61-101) of every class of “affected securities” (as defined in MI 61-101) of the issuer, in each case voting separately as a class.

Consequently, in relation to the Arrangement, the Arrangement Resolution will require the affirmative vote of a majority (50%+1) of (a) the votes cast by the holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting and (b) the votes cast by the holders of Multiple Voting Shares virtually present or represented by proxy at the Meeting, in each case voting separately as a class and excluding the votes attached to Shares held by: (i) “interested parties” (as defined in MI 61-101); (ii) any “related party” (as defined in MI 61-101) of an “interested party,” unless the “related party” meets that description solely in its capacity as a director or senior officer of one or more persons that are neither “interested party” nor “issuer insiders” of the Company; and (iii) any person that is a “joint actor” (as defined in MI 61-101) (with any of the foregoing collectively, the “Minority Shareholders”).

In the case of Philip Fayer, Novacap and CDPQ, each of them may be an “interested party” that will as a consequence of the Arrangement, directly or indirectly, acquire Nuvei or the business of Nuvei, or combine with Nuvei, through an amalgamation, arrangement or otherwise, whether alone or with joint actors, or is party to a “connected transaction,” as defined in MI 61-101, to the Arrangement, and any Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by each of Philip Fayer, Novacap and CDPQ must be excluded for purposes of determining whether minority approval of the Arrangement Resolution has been obtained.

To the knowledge of the directors and executive officers of the Company, after reasonable inquiry, the 124,986 votes attached to the 124,986 Subordinate Voting Shares held, directly or indirectly, by Philip Fayer, the founder, Chair and Chief Executive Officer of the Company, representing in the aggregate approximately 0.20% of the outstanding Subordinate Voting Shares, and all of the issued and outstanding Multiple Voting Shares, will be excluded from the “minority approvals” required under MI 61-101. See “Information Concerning the Purchaser Filing Parties” and “Information Concerning Nuvei – Ownership of Securities.”

In the Interim Order, the Court declared that the majority of the minority vote for the Multiple Voting Shares is satisfied as there are no holders of Multiple Voting Shares who are eligible to cast a vote thereunder, as all holders of Multiple Voting Shares are “interested parties” within the meaning of MI 61-101 and must be excluded from such vote.

Stock Exchange Delisting and Reporting Issuer Status

Pursuant to the Arrangement Agreement, subject to applicable Law, Nuvei and the Purchaser have agreed to use their commercially reasonable efforts to cause the Subordinate Voting Shares to be delisted from the TSX and the NASDAQ effective as of or as soon as practicable following the completion of the

Arrangement. Following the Effective Date, it is expected that the Purchaser will cause the Company to apply to cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent), as a result of which the Company will also cease to be required to file continuous disclosure documents with the Canadian Securities Administrators upon ceasing to be a reporting issuer in Canada. The Company will deregister its Subordinate Voting Shares under the U.S. Exchange Act subsequent to its filing and deemed effectiveness of a Form 15. As of the Effective Date, Subordinate Voting Share certificates will only represent a right of a registered Shareholder to receive, upon surrender thereof, the cash to which such holder is entitled under the Arrangement.

Key Regulatory Approvals

The completion of the Arrangement is conditional on the Competition Act Approval, the Investment Canada Act Approval, the HSR Clearance and certain other regulatory approvals described below.

Competition Act Approval

The Competition Act requires that parties to any proposed transaction that exceeds specified financial and shareholding thresholds, as set out in sections 109 and 110 of the Competition Act (“Notifiable Transactions”), provide to the Commissioner of Competition prior notice of, and information relating to, such a Notifiable Transaction. Under the Competition Act, Notifiable Transactions may not be completed until the expiry of the applicable statutory waiting period, unless the Commissioner of Competition has waived the applicable waiting period pursuant to section 113(c) of the Competition Act, or unless the Commissioner of Competition has cleared the transaction. Such clearance can be obtained for the Arrangement by either: (a) an advance ruling certificate being issued under section 102 of the Competition Act; or (b) both (i) the waiting period expiring or being terminated under subsections 123(1) or 123(2) of the Competition Act, or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act being waived under subsection 113(c) thereof and (ii) the purchaser receiving a letter indicating that the Commissioner of Competition does not, as of the date of the letter, intend to make an application under the Competition Act in respect of the transaction (a “No Action Letter”).

It has been determined that the Arrangement is a Notifiable Transaction, as it exceeds the thresholds set out in sections 109 and 110 of the Competition Act. The Company is confident that, following the filing of the required documents and information, the Competition Act Approval will be granted with respect to the Arrangement.

The notification requirements of Part IX of the Competition Act impose an initial thirty (30) calendar day waiting period, during which a Notifiable Transaction cannot be completed. The waiting period begins after the day on which the parties to the transaction submit prescribed information (“Part IX Notifications”). If the Commissioner of Competition determines, within the initial thirty (30) day waiting period, that the Commissioner of Competition requires additional information to review the transaction, he or she may, in his or her discretion, issue “supplementary information requests” to the parties for additional information and documents relevant to the transaction. Such “supplementary information requests” extend the statutory waiting period by a further 30 calendar days from the day after the parties comply with such requests.

Pursuant to the Arrangement Agreement, the Purchaser and the Company were required to file with the Commissioner of Competition a request for an advance ruling certificate (or, in the alternative, a No Action Letter together with a waiver pursuant to subsection 113(c) of the Competition Act) under the Competition Act and, unless mutually agreed otherwise, Part IX Notifications, by April 15, 2024 and the request and Part IX Notifications were filed on April 15, 2024.

Investment Canada Act Approval

Under the Investment Canada Act, the direct “acquisition of control” of a Canadian business by a non-Canadian that exceeds the prescribed financial threshold (a “Reviewable Transaction”) is subject to pre-closing review and cannot be implemented unless the responsible Minister or Ministers under the Investment Canada Act (i) has sent a notice that the Minister is satisfied that the transaction is likely to be of “net benefit” to Canada or (ii) has been deemed to be satisfied that the transaction is likely to be of “net benefit” to Canada (a “Net Benefit Ruling”).

Under the Investment Canada Act there is an initial 45-day review period, which may be unilaterally extended by the Minister for an additional 30 days, after which the Minister and the investor may agree to further extensions.

The prescribed factors under section 20 of the Investment Canada Act to be considered by the Minister in determining whether to issue a Net Benefit Ruling in respect of a Reviewable Transaction include, among other things, (i) the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, capital investment, resource processing, utilization of Canadian products and services and exports); (ii) the degree and significance of participation by Canadians in the acquired business and the industry in which the Canadian business forms a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation, product variety and competition in Canada; (iv) the effect of the investment on competition within an industry in Canada; (v) the compatibility of the investment with national and provincial industrial, economic, and cultural policies; and (vi) the contribution of the investment to Canada’s ability to compete in world markets.

In deciding whether to issue a Net Benefit Ruling, an applicant typically is required to provide binding written undertakings to His Majesty in right of Canada in support of its application. If, within the applicable review period (including any unilateral or mutually agreed upon extension thereof), the Minister sends a notice that he is satisfied that the investment is likely to be of net benefit to Canada, or if the Minister does not send a notice within the applicable review period (including any unilateral or mutually agreed upon extension thereof) and is deemed pursuant to section 21(9) of the Investment Canada Act to have been satisfied that the investment is likely to be of net benefit to Canada, the Net Benefit Ruling will have been obtained and the Reviewable Transaction may be completed.

However, if the Minister is not satisfied within the applicable review period (including any unilateral or mutually agreed upon extension thereof) that a Reviewable Transaction is likely to be of net benefit to Canada, the Minister is required to send a notice to that effect, advising the investor of its right to make further representations and submit (additional) undertakings within 30 days from the date of such notice or any further period that may be agreed to be the Minister and investor. Within a reasonable time after the expiry of the period for making representations and submitting undertakings, as described above, the Minister will send a notice to the applicant that either the Minister is satisfied that the investment is likely to be of net benefit to Canada, in which case a Net Benefit Ruling will have been obtained, or confirming that the Minister is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the Reviewable Transaction may not be implemented.

In addition, under Part IV.1 of the Investment Canada Act, certain investments by non-Canadians, including but not limited to Reviewable Transactions, can be made subject to separate review on grounds that the investment could be injurious to national security. Specifically, a non-Canadian investor cannot complete its investment where it has received, at any time from when the Minister becomes aware of the transaction and 45 days from when the investor has filed its application, notice (a “National Security Notice”) from the Minister that the investment may be or will be subject to a national security review (a “National Security Review”). Where the investor has received a National Security Notice, the Minister has an additional 45 days to determine whether to order a National Security Review. Where a National Security Review has been ordered, the Minister has 45 days, which period can be extended for an additional 45 days, to determine whether the investment would not be injurious to national security, in which case the

National Security Review is terminated, or either that it would be injurious to national security or that the Minister is unable to determine whether the investment would be injurious to national security, in which case the Minister must refer the investment to the Governor in Council for a final determination. The Governor in Council then has 20 days to decide whether to authorize the investment, which can be on the basis of terms and conditions set by the Governor in Council or undertakings provided by the investor or, in the case of an investment that has not been completed, to prohibit its completion. If a National Security Notice has been received, and during an ongoing National Security Review, the investment cannot be completed. While the above time frames can be extended with the consent of the investor (other than the 20 day period applicable to the Governor in Council’s determination), assuming no additional extensions, the entire period of a National Security Review from the initial filing by the investor until completion of the National Security Review can be as long as 200 days.

In the case of a Reviewable Transaction, where a National Security Review is ordered, in practice the net benefit review is suspended and resumes only if the Minister determines that the investment is not injurious to national security or the Governor in Council authorizes its completion, as applicable. The investment can close thereafter only once a Net Benefit Ruling is obtained.

Pursuant to the Arrangement Agreement, the Purchaser is required to submit its application for review with the Investment Review Division of Innovation, Science and Economic Development Canada as promptly as practicable, and in any event within ten Business Days after the later of (i) the date of the Arrangement Agreement, and (ii) the date on which the Purchaser advised the Company in writing that it has determined, acting reasonably and following consultation with the Company and consideration of its views, that a review under section 14 of the Investment Canada Act is required (which such notification shall be delivered, if any, within fifteen (15) Business Days of the date of the Arrangement Agreement or such later date as the Parties may agree). The Parties agreed to extend this period to May 6, 2024 and the Purchaser gave such notice on May 6, 2024. The review of the transactions contemplated by the Arrangement Agreement under the Investment Canada Act will commence upon receipt of the application and the Investment Canada Act Approval required pursuant to the Arrangement Agreement has not yet been obtained.

Pursuant to the terms of the Arrangement Agreement, the Investment Canada Act Approval will be obtained if (a) if the Purchaser has determined, acting reasonably and following consultation with the Company and consideration of its views, and advised the Company in writing within fifteen (15) Business Days after the date of the Arrangement Agreement, or such later date as the Parties may agree, that a review under section 14 of the Investment Canada Act is required, written evidence that the appropriate Minister is satisfied or is deemed to be satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada, in accordance with the Investment Canada Act and (b) either (i) the Minister has not sent to the Purchaser a notice under subsection 25.2(1) of the Investment Canada Act within the prescribed time period and the Governor in Council has not made an order under subsection 25.3(1) of the Investment Canada Act in respect of the transactions contemplated by the Arrangement Agreement within the prescribed time period; or (ii) if such a notice has been sent or such an order has been made, the Purchaser has subsequently received (A) a notice under paragraph 25.2(4)(a) of the Investment Canada Act indicating that a review of the transactions contemplated by the Arrangement Agreement on grounds of national security will not be commenced, (B) a notice under paragraph 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken in respect of the transactions contemplated by the Arrangement Agreement, or (C) a copy of an order under paragraph 25.4(1)(b) authorizing the transactions contemplated by the Arrangement Agreement on terms and conditions satisfactory to the Purchaser.

HSR Clearance

Under the HSR Act, certain transactions may not be completed until each party has filed a Notification and Report Form with the Antitrust Division of the DOJ and with the FTC, and the applicable waiting period requirements have expired or been terminated. The Arrangement is subject to the HSR Act.

A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filing of their respective HSR Act Notification and Report Forms, unless the waiting period is earlier terminated. The waiting period may also be extended if either (i) the acquiring Person voluntarily withdraws and re-files to allow a second 30-day waiting period, and/or (ii) the reviewing agency issues an additional request for additional information and documentary material (known as a “second request”). If during the initial waiting period, either the FTC or the DOJ issues a formal second request, the waiting period with respect to the Arrangement could be extended until 30 calendar days following the date of both parties’ substantial compliance with that request, unless the FTC or the DOJ terminates the additional waiting period before its expiration. The Purchaser and the Company have each filed a Notification and Report Form with the FTC and the DOJ prior to the date of this Circular.

Expiration or termination of the HSR Act waiting period does not preclude the DOJ or the FTC from challenging the Arrangement on antitrust grounds and seeking to preliminarily or permanently enjoin the Arrangement. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including without limitation, seeking to enjoin the completion of the Arrangement. Private parties may also seek to take legal action under the antitrust laws under some circumstances.

Pursuant to the Arrangement Agreement, the Purchaser and the Company were required to file their respective HSR Act notification and report forms by April 15, 2024, and such notification and report forms were filed on April 15, 2024.

Other Regulatory Approvals

In addition to the foregoing, the completion of the Arrangement is conditional on receiving the (i) approvals in connection with Gaming Authorizations in the U.S. state of West Virginia, (ii) the approval or deemed approval in relation to the following: (a) Antitrust Laws in Brazil, China, the European Union and the Common Market for Eastern and Southern Africa (COMESA); and (b) Foreign Direct Investment Laws in the following jurisdictions, in each case to the extent applicable: Australia, Italy, Romania and Bulgaria, to the extent the applicable Bulgarian Foreign Direct Investment Law comes into effect prior to the Effective Time and the Parties agree that it is applicable; and (iii) Regulatory Approvals in connection with Financial Services Licenses in the following jurisdictions: various U.S. states, Cyprus, Singapore, Lithuania, Netherlands and the United Kingdom of Great Britain and Northern Ireland.

Under the Arrangement Agreement, in the case of any other Regulatory Approvals, including the Key Regulatory Approvals in connection with Gaming Authorizations, Financial Services Licenses and Antitrust Laws and Foreign Investment Laws (including drafts where applicable, and excluding certain notifications), the Parties had to make all notifications, applications or filings required by Law as promptly as practicable and in any event within forty-five (45) days after the date of the Arrangement Agreement, subject to any statutory deadlines for submission of such notifications, applications or filings.

In addition, the case of (i) any Pending Authorizations outstanding as of the date of the Arrangement Agreement, as promptly as practicable after the date thereof, or (ii) any Pending Authorizations the Company made or may make after the date of the Arrangement Agreement and in accordance with the Arrangement Agreement, concurrently with the filing of the application therefor, the Company shall notify the relevant Governmental Entity of the Arrangement and shall amend or prepare, and the Purchaser shall cooperate with the Company with any such amendment or preparation, as applicable, any application for such Pending Authorization as is necessary in light of the transactions contemplated by the Arrangement, including in the process of determining the suitability, fitness or qualification of the Purchaser or any of its Affiliates for a Pending Authorization by a Regulatory Authority.

RISK FACTORS

The following risk factors should be carefully considered by Shareholders in evaluating the approval of the Arrangement Resolution. The following risk factors are not a definitive list of all risk factors associated with the Company or the Arrangement.

Risks Relating to Nuvei

If the Arrangement is not completed, Nuvei will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in Nuvei’s AIF, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended December 31, 2023, as well as the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the quarter ended March 31, 2024, which have been filed on SEDAR+ at www.sedarplus.ca and/or on EDGAR under Nuvei’s profile at www.sec.gov.

Risks Related to the Arrangement

Conditions Precedent and Required Approvals

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside the control of the Company and the Purchaser, including receipt of the Required Shareholder Approval and the Key Regulatory Approvals, and the granting of the Final Order, and no restraining order, preliminary or permanent injunction or other judgement or order being issued by any court or agency of competition jurisdiction or other law prohibiting or making illegal the consummation of the Arrangement. Moreover, a substantial delay in obtaining satisfactory approvals and/or the imposition of unfavourable terms or conditions in the approvals to be obtained could have an adverse effect on the business, financial condition or results of operations of the Company or could result in the termination of the Arrangement Agreement.

The Arrangement Agreement also contains a number of additional conditions for the benefit of the Purchaser including compliance, in all material respects, with covenants by the Company, the truth and correctness, subject in most cases to certain qualifications, of the representations and warranties made by the Company in the Arrangement Agreement as at the date of the Arrangement Agreement and as at the Effective Time, Dissent Rights not having been exercised by the holders of more than 10% of the issued and outstanding Subordinate Voting Shares and no Material Adverse Effect having occurred between the date of the Arrangement Agreement and the Closing. There can be no certainty, nor can the Company or the Purchaser provide any assurance, that these conditions will be satisfied or waived or, if satisfied or waived, when they will be satisfied or waived.

If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion thereof could have a negative impact on the Company’s current business relationships, including with future and prospective employees, customers, suppliers and partners, and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company. In addition, failure to complete the Arrangement for any reason could have a material negative impact on the trading price of the Subordinate Voting Shares. If the Arrangement is not completed and the Board decides to seek an alternative transaction, there can be no assurance that the Rollover Shareholders would be willing to accept or support an alternative transaction, or that it will be able to find a party willing to pay an equivalent or more attractive price than the Consideration to be paid pursuant to the Arrangement.

Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by the Company even if the Arrangement is not completed.

In addition, since the completion of the Arrangement is subject to uncertainty, officers and employees of the Company may experience uncertainty about their future roles with the Company. This may adversely affect the Company’s ability to attract or to retain key management and personnel in the period until the Arrangement is completed or terminated.

Termination in Certain Circumstances and Termination Fee

Each of the Company and the Purchaser has the right, in certain circumstances, to terminate the Arrangement Agreement. Accordingly, there can be no certainty, nor can the Company provide any assurance, that the Arrangement Agreement will not be terminated by either of the Company or the Purchaser prior to the completion of the Arrangement. Nuvei’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that the Company would remain liable for significant costs relating to the Arrangement including, among others, legal, financial advisory, accounting and printing expenses.

Under the Arrangement Agreement, the Company is required to pay the Termination Fee upon the occurrence of a Termination Fee Event.

The Conditions set forth in the Financing Commitments may not be Satisfied or Events may Occur Preventing the Financing from Being Consummated

Although the Arrangement Agreement does not contain a financing condition, there is a risk that the conditions set forth in the Debt Commitment Letter and the Equity Commitment Letter may not be satisfied or that other events may arise which could prevent the Purchaser from consummating the Financing. If the Purchaser is unable to consummate the Debt Financing and/or the Equity Financing, the Company expects that the Purchaser will be unable to fund the Consideration required to complete the Arrangement. In the event the Arrangement cannot be completed due to the failure of the Purchaser to fund the Consideration, provided that all other conditions to closing of the Arrangement in favour of the Purchaser are and continue to be satisfied or waived and that the Company is otherwise prepared to close the Arrangement, the Company may terminate the Arrangement Agreement, and the Purchaser will be obligated to pay the Reverse Termination Fee and the Shareholders will not receive the Consideration.

Occurrence of a Material Adverse Effect

The completion of the Arrangement is subject to the condition that, among other things, on or after April 1, 2024 (the date on which the Arrangement Agreement was entered into), there shall not have occurred a Material Adverse Effect. Although a Material Adverse Effect excludes certain events, including events in some cases that are beyond the control of the Purchaser, there can be no assurance that a Material Adverse Effect will not occur prior to the Effective Time. If such a Material Adverse Effect occurs and the Purchaser does not waive same, the Arrangement would not proceed. See “Arrangement Agreement – Conditions to Closing.”

Uncertainty Surrounding the Arrangement

As the Arrangement is dependent upon satisfaction of a number of conditions precedent, its completion is uncertain. In response to this uncertainty, the Company’s customers may delay or defer decisions concerning the Company. Any delay or deferral of those decisions by customers could adversely affect the business and operations of the Company, regardless of whether the Arrangement is ultimately completed. Similarly, uncertainty may adversely affect the Company’s ability to attract or retain key personnel. In the event the Arrangement Agreement is terminated, the Company’s relationships with future, prospective and current customers, suppliers, employees, partners and other stakeholders may be adversely affected. Changes in such relationships could adversely affect the business, financial condition, or results of and operations of the Company.

The Significant Resources Dedicated in Connection with the Arrangement, Restrictions from Taking Specified Actions while the Arrangement is Pending and Negative Impact of a Failure to Complete the Arrangement on the Company’s Business

The Arrangement Agreement restricts the Company from taking certain specified actions without the consent of the Purchaser until the Arrangement is completed or the Arrangement Agreement is terminated. These restrictions may prevent the Company from pursuing certain opportunities that may arise prior to the completion of the Arrangement or preclude actions that would otherwise be advisable if the Company were to remain a publicly-traded issuer. Among other restrictions, the Arrangement Agreement restricts the ability of the Company to raise capital, acquire or sell, directly or indirectly, assets, properties, securities, interests or businesses, or make any capital expenditures or commitments, in each case, subject to the thresholds, limitations and other terms and conditions contained in the Arrangement Agreement. See “Arrangement Agreement – Covenants.”

In addition, the Company is subject to non-solicitation provisions under the Arrangement Agreement. See “Arrangement Agreement – Additional Covenants regarding Non-Solicitation.” If the Arrangement is not completed for any reason, the announcement of the Arrangement, the dedication of the Company’s resources to the completion thereof and the restrictions that were imposed on the Company under the Arrangement Agreement may have an adverse effect on the current or future operations, financial condition and prospects of the Company.

The Possibility for the Company, the Purchaser or the Rollover Shareholders to Become the Target of Securities Class Actions, Oppression Claims and Derivative Lawsuits Which Could Result in Costs and May Delay or Prevent the Consummation of the Arrangement

Securities class actions and oppression and derivative lawsuits may be brought against companies that have entered into an agreement to acquire a public company or to be acquired. Shareholders and third parties may also attempt to bring claims against the Company, the Purchaser or the Rollover Shareholders seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even when the lawsuits are without merit, defending against these claims can result in costs and divert Management time and resources. Additionally, if an injunction prohibiting consummation of the Arrangement is obtained by a third party, such injunction may delay or prevent the Arrangement from being completed.

The Volatility of the Relative Trading Price of Shares prior to the Effective Date

Market assessments of the benefits of the Arrangement and the likelihood that the Arrangement will be consummated may impact the volatility of the market price of the Shares prior to the consummation of the Arrangement.

Rights of Former Minority Shareholders after the Arrangement

Following the completion of the Arrangement, the former Shareholders (other than the Rollover Shareholders) will cease to hold such Shareholders’ Shares and will no longer have an interest in the Company, its assets, revenues or profits. In the event that the value of the Company’s assets or business, prior, at or after the Effective Date, exceeds the implied value of the Company under the Arrangement, the former Shareholders (other than the Rollover Shareholders) will not be entitled to additional consideration for their Shares.

The Absence of Verification by the Company of the Information Regarding the Purchaser Filing Parties Included in, or Which May Have Been Omitted From, this Circular

All information regarding the Purchaser and the other Purchaser Filing Parties contained in this Circular, including any such information under the heading “Special Factors – Background to the Arrangement,” has been provided by the relevant Purchaser Filing Party, unless otherwise indicated. Although the Company has no knowledge that any statement contained herein taken from, or based on, such information and records or information provided by the Purchaser Filing Parties is untrue or incomplete, the Company assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by the Purchaser Filing Parties to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company. Any inaccuracy or material omission in the information provided by the Purchaser Filing Parties for inclusion in this Circular could result in unanticipated liabilities or expenses, increase the cost of the Arrangement or adversely affect the current and future operations, financial condition and prospects of the Company.

The Diversion of the Attention of the Company’s Management

The pendency of the Arrangement could cause the attention of Management to be diverted from the day-to-day operations of the Company and customers, suppliers or partners may seek to modify or limit their business relationships with the Company. These disruptions could be exacerbated by any delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of the Company.

Interests of Certain Persons in the Arrangement

Certain directors and executive officers of the Company have interests in the Arrangement that are different from, or in addition to, the interests of Shareholders generally, including, but not limited to, those interests discussed under the heading “The Arrangement – Interests of Certain Persons in the Arrangement.” In considering the recommendation of the Board of Directors to vote in favour of the Arrangement Resolution, Shareholders should consider these interests.

The Possibility that the Termination Fee provided under the Arrangement Agreement if the Arrangement Agreement is Terminated in Certain Circumstances May Discourage Other Parties from Proposing an Alternative Transaction

Under the Arrangement Agreement, the Company is required to pay the Termination Fee of $150 million in the event the Arrangement Agreement is terminated in certain circumstances. The Termination Fee, although considered reasonable by the Board, may discourage other parties from proposing an alternative transaction, even if those parties would otherwise be willing to offer greater value than that offered under the Arrangement. Even if the Arrangement Agreement is terminated without payment of the Termination Fee, the Company may in the future be required to pay the Termination Fee in certain circumstances. See “Arrangement Agreement – Termination Fees – Termination Fee.”

The Possibility that the Purchaser’s Right to Match May Discourage Other Parties from Proposing an Alternative Transaction

Under the Arrangement Agreement, as a condition to entering into a definitive agreement in respect of a Superior Proposal, the Company is required to offer to the Purchaser the right to match such Superior Proposal. This right may discourage other parties from making a Superior Proposal, even if they would otherwise have been willing to propose an alternative transaction on more favourable terms than the Arrangement. See “Arrangement Agreement – Additional Covenants regarding Non-Solicitation – Right to Match.”

The Resulting Tax Payable by Most Shareholders

The Arrangement will be a taxable transaction for most Shareholders and, as a result, taxes will generally be required to be paid by such Shareholders on any income and gains that result from receipt of the Consideration under the Arrangement. Shareholders are advised to carefully read the summaries of certain Canadian and U.S. federal income tax considerations under “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” and to consult with their own tax advisors to determine the tax consequences of the Arrangement to them.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary, as of the date of this Circular, of the principal Canadian federal income tax considerations in respect of the Arrangement generally applicable to a Shareholder who holds Subordinate Voting Shares and who, for purposes of the Tax Act, and at all relevant times, deals at arm’s length with each of Nuvei and the Purchaser (or any of their respective affiliates), is not affiliated with Nuvei or the Purchaser (or any of their respective affiliates), holds its Subordinate Voting Shares as capital property, disposes of such Subordinate Voting Shares under the Arrangement, and is not a Rollover Shareholder (a “Holder”). Subordinate Voting Shares will generally be considered to be capital property to a Holder unless the Holder uses or holds such Subordinate Voting Shares in the course of carrying on a business or the Holder acquired such Subordinate Voting Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Resident Holders (as defined below) whose Subordinate Voting Shares might not otherwise be considered capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Subordinate Voting Shares and all other “Canadian securities” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult with their own tax advisors if they contemplate making such an election.

This summary is based upon the current provisions of the Tax Act and counsel’s understanding of existing case law and the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing and made publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in Law or administrative practice, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is not applicable to a Holder (a) that is a “financial institution” (as defined in the Tax Act), (b) that is a “specified financial institution” (as defined in the Tax Act), (c) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (d) that made a “functional currency” election under section 261 of the Tax Act, (e) that is exempt from Tax under Part I of the Tax Act, (f) that acquired Subordinate Voting Shares pursuant to an Incentive Security or other equity-based employment compensation plan, or (g) that has or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement” (each as defined in the Tax Act) in respect of the Subordinate Voting Shares. Such Holders should consult their own tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Consequently, Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Subordinate Voting Shares under the Arrangement, having regard to their own particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, territorial, local and foreign tax laws. No advance income tax ruling has been obtained from the CRA to confirm the tax consequences of the Arrangement to Shareholders.

For purposes of the Tax Act, all amounts relating to the acquisition, holding and disposition of the Subordinate Voting Shares must be expressed in Canadian dollars, including adjusted cost base and proceeds of disposition. Any amount denominated in another currency must be converted into Canadian dollars using exchange rates as determined in accordance with the Tax Act.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is resident or deemed to be resident in Canada (a “Resident Holder”).

Disposition of Subordinate Voting Shares under the Arrangement

Under the Arrangement, Resident Holders (other than Dissenting Resident Holders) who sell their Subordinate Voting Shares to the Purchaser in consideration for the aggregate Consideration for such Subordinate Voting Shares will realize a capital gain (or a capital loss) equal to the amount by which the Resident Holder’s proceeds of disposition (which will generally be equal to the aggregate Consideration received for such Subordinate Voting Shares) exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder of such Subordinate Voting Shares and any reasonable costs of disposition. The taxation of capital gains and capital losses is discussed below under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses.”

Dissenting Resident Holders of Subordinate Voting Shares

A Resident Holder who validly exercises Dissent Rights under the Arrangement (a “Dissenting Resident Holder”) will be deemed to have transferred its Subordinate Voting Shares to the Purchaser and will be entitled to receive a payment from the Purchaser of an amount equal to the fair value of the Dissenting Resident Holder’s Subordinate Voting Shares.

In general, a Dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that such payment (other than any portion thereof that is interest) exceeds (or is less than) the aggregate of the adjusted cost base of the Subordinate Voting Shares to the Dissenting Resident Holder and any reasonable costs of the disposition. The taxation of capital gains and capital losses is discussed below under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses.” A Dissenting Resident Holder will be required to include in computing its income any interest awarded by a court in connection with the Arrangement.

Capital Gains and Capital Losses

Subject to the proposed changes included in the federal budget released by the Government of Canada on April 16, 2024 (the “2024 Budget”) regarding the treatment of capital gains and capital losses (discussed below), generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to the aforementioned proposed changes included in the 2024 Budget and in accordance with the provisions of the Tax Act and the 2024 Budget, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and in the circumstances described in the Tax Act.

For capital gains realized on or after June 25, 2024, the 2024 Budget proposes to increase the capital gains inclusion rate from one half to two thirds for corporations and trusts, and from one half to two thirds on the portion of capital gains realized in the year that exceeds $250,000 for individuals. The $250,000 threshold would effectively apply to capital gains realized by an individual, either directly or indirectly via a partnership or trust, net of any (i) current-year capital losses; (ii) capital losses of other years applied to reduce current-year capital gains; and (iii) capital gains for which an exemption is claimed. Certain other conditions impacting the computation of the $250,000 threshold may apply. The 2024 Budget also provides for corresponding adjustments to the inclusion rate of capital losses and carried forward capital losses, as well as for transitional rules and other consequential amendments. Draft legislation in respect of this Tax

Proposal has not been released yet. Resident Holders should consult their own tax advisors having regard to their own circumstances.

The amount of any capital loss realized by a Resident Holder that is a corporation may be reduced by the amount of any dividends received (or deemed to be received) by it in respect of a Subordinate Voting Share (and, in certain circumstances, a share exchanged for such share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such Subordinate Voting Share or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns such share. Resident Holders to whom these rules may apply are urged to consult their own tax advisor.

Capital gains realized by individuals and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act. Resident Holders are urged to consult their own tax advisor with respect to the potential application of alternative minimum tax.

Additional Refundable Tax

A Resident Holder, including a Dissenting Resident Holder, that is throughout the year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax on its “aggregate investment income,” which is defined in the Tax Act to include taxable capital gains. Such additional tax may also apply to a Resident Holder if it is a “substantive CCPC” (as defined in the Tax Proposals released on November 28, 2023) at any time in a taxation year.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is not a resident or deemed to be a resident of Canada and does not use or hold, and is not deemed to use or hold, Subordinate Voting Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules contained in the Tax Act, which are not discussed in this summary, may apply to a non-resident person that is an insurer carrying on business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act).

Disposition of Subordinate Voting Shares under the Arrangement

A Non-Resident Holder who disposes of Subordinate Voting Shares under the Arrangement will realize a capital gain or a capital loss computed in the manner described above under the heading “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Disposition of Subordinate Voting Shares under the Arrangement.” A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain, or entitled to deduct any capital loss, realized on the disposition of Subordinate Voting Shares to the Purchaser under the Arrangement unless such Subordinate Voting Shares constitute “taxable Canadian property” to the Non-Resident Holder and do not constitute “treaty-protected property” at the time of disposition in each case for purposes of the Tax Act. See the discussion below under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada—Taxable Canadian Property.”

Taxable Canadian Property

Generally, the Subordinate Voting Shares (which are listed on a designated stock exchange within the meaning of the Tax Act) will not be taxable Canadian property to a Non-Resident Holder at the time of disposition provided that at no time during the 60-month period immediately preceding that time was it the case that both (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, a partnership in which the Non-Resident Holder or a non-arm’s length person held a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with all such persons or partnerships, owned 25% or more of the issued shares of any class of Nuvei, and (b) more than 50% of the fair market value of the Subordinate Voting Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties,” or “timber resource properties” (both as defined in the Tax Act), and options in respect of, interests in or for civil law rights in, any such properties, whether or not the properties exist. Notwithstanding the foregoing, Subordinate Voting Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

Even if the Subordinate Voting Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of Subordinate Voting Shares will not be included in computing the Non-Resident Holder’s income for the purposes of the Tax Act if the Subordinate Voting Shares constitute “treaty-protected property” (as defined in the Tax Act). Subordinate Voting Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such Subordinate Voting Shares would, because of an applicable income tax treaty or convention, be exempt from tax under Part I of the Tax Act. In the event that Subordinate Voting Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences are generally as described above under “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Disposition of Subordinate Voting Shares under the Arrangement” and “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada – Capital Gains and Capital Losses.” Non-Resident Holders whose Subordinate Voting Shares may constitute taxable Canadian property are urged to consult their own tax advisors for advice having regard to their particular circumstances.

Dissenting Non-Resident Holders

A Non-Resident Holder who validly exercises Dissent Rights under the Arrangement (a “Dissenting Non-Resident Holder”) will be deemed to have transferred such Dissenting Non-Resident Holder’s Subordinate Voting Shares to the Purchaser and will be entitled to receive a payment from the Purchaser of an amount equal to the fair value of the Dissenting Non-Resident Holder’s Subordinate Voting Shares. Any interest paid or deemed to be paid to a Dissenting Non-Resident Holder will not be subject to Canadian withholding tax provided that such interest is not “participating debt interest” (as defined in the Tax Act). Non-Resident Holders who intend to dissent from the Arrangement are urged to consult their own tax advisors.

Dissenting Non-Resident Holders will generally be subject to the same treatment described above under the headings “Certain Canadian Federal Income Tax Considerations—Holders Not Resident in Canada—Disposition of Subordinate Voting Shares under the Arrangement” and “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Taxable Canadian Property.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain material U.S. federal income tax considerations for U.S. Shareholders with respect to the disposition of Shares pursuant to the Arrangement. This summary does not address the U.S. federal income tax considerations with respect to Shareholders who are not U.S. Shareholders. This summary also does not address the U.S. federal income tax consequences to beneficial owners of any rights to acquire Shares, or any rights to share in the appreciation of Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. In addition, it does not address U.S. estate and gift tax consequences or tax consequences under any state, local or non-U.S. tax laws.

This discussion is not a complete analysis or listing of all of the possible U.S. federal income tax consequences of the disposition of Shares and does not address all U.S. federal income tax considerations that may be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, this summary addresses only U.S. Shareholders that hold Shares as capital assets within the meaning of

Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), who are not Rollover Shareholders and who have not at any time owned, nor were treated as owning, 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of shares of all classes of our stock.

In addition, this discussion of U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Shareholders, such as financial institutions, regulated investment companies, dealers in securities, traders in securities who elect to mark-to-market their securities, tax-exempt entities, insurance companies, partnerships, persons holding Shares as part of a hedging, integrated or conversion transaction or as part of a “straddle,” U.S. expatriates, persons subject to the alternative minimum tax, persons who acquired their Shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, persons subject to the “applicable financial statements” rules of Section 451 of the Code and holders whose “functional currency” is not the U.S. dollar.

As used herein, the term “U.S. Shareholder” means a beneficial owner of Shares that is for U.S. federal income tax purposes:

(a)	An individual citizen or resident of the United States;

(b)	a corporation (or any other entity treated as a corporation for U.S. federal income purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

(c)	an estate the income of which is subject to United States federal income taxation regardless of its source; or

(d)

a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons as described in Section 7701(a)(30) of the Code have authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. treasury regulations (the “Treasury Regulations”) to be treated as a U.S. person.

If a partnership or other flow-through entity holds Shares, the U.S. federal income tax treatment of a partner or other owner will generally depend upon the status of the partner or other owner and upon the activities of the partnership or other flow-through entity. If you are a partner or other owner of a partnership or other flow-through entity holding Shares, you should consult your tax advisor.

The following discussion is based upon the Code, the U.S. judicial decisions, administrative pronouncements, existing and proposed Treasury Regulations and the Canada—U.S. Income Tax Treaty.

Any of the above is subject to change, possibly with retroactive effect, which could result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and described here or that any such challenge will not be sustained by a court.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any Shareholder and no opinion or representation with respect to the U.S. federal income tax consequences to any Shareholder is made. Shareholders are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state, local and applicable non-U.S. tax laws of the acquisition, ownership and disposition of Shares.

Disposition of Shares under the Arrangement

Subject to the discussion under “Passive Foreign Investment Companies” below, gain or loss realized by a U.S. Shareholder on the disposition of Shares under the Arrangement will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference (if any) between the U.S. Shareholder’s adjusted tax basis in the Shares and the amount realized on the disposition of such Shares. A U.S. Shareholder’s adjusted U.S. federal income tax basis in its Shares will generally be the same as their cost but may differ for various reasons, including the receipt by such U.S. Shareholder of a distribution that was not made up wholly of earnings and profits. Capital gains of non-corporate U.S. Shareholders, including individuals, derived with respect to the disposition of Shares held for more than one (1) year are subject to U.S. federal income tax at a reduced rate. The deductibility of capital losses is subject to limitations.

Any gain or loss realized by a U.S. Shareholder will generally be treated as U.S. source gain or loss.

Passive Foreign Investment Company

In general, we will be a passive foreign investment company (a “PFIC”) for United States federal income tax purposes with respect to a U.S. Shareholder if, for any taxable year in which the U.S. Shareholder held our Shares, either

(i)	at least 75% of our gross income for the taxable year was passive income; or

(ii)	at least 50% of the average value of our assets was attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income includes, among other things, dividends, interest, rents or royalties (other than certain rents or royalties derived from the active conduct of trade or business), annuities and gains from assets that produce passive income.

If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Based on the nature of our income and the value and composition of our assets, we do not believe we were a PFIC during the taxable year ended December 31, 2023 and do not believe we are currently a PFIC for U.S. federal income tax purposes. Because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, and because our PFIC status for any taxable year will depend on the manner in which we operate our business, the composition of our income and assets and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

If we are treated as a PFIC, a U.S. Shareholder that did not make a qualified electing fund election, if available, or a so-called mark-to-market election, would be subject to special rules with respect to any gain realized on the disposition of Shares under the Arrangement.

Under these rules, with respect to the disposition of Shares pursuant to the Arrangement:

•	the gain would be allocated ratably over the U.S. Shareholder’s holding period for the Shares;

•	the amount allocated to the taxable year in which the gain is realized and to taxable years prior to the first year in which we were classified as a PFIC would be taxable as ordinary income; and

•

the amount allocated to each other prior year would be subject to tax as ordinary income at the highest tax rate in effect for that tax year, and an interest charge would be imposed in respect of the tax attributable to each such year.

The PFIC tax consequences described above generally would not apply to a U.S. Shareholder that had timely made a qualified electing fund election under Section 1295 of the Code for the taxable year that is the first year in the U.S. Shareholder’s holding period of Shares during which we qualified as a PFIC, or annually made a mark-to-market election if such stock is regularly traded on an established exchange with respect to such U.S. Shareholder’s Shares. We have not provided and do not intend to provide the information necessary for U.S. Shareholders to make qualified electing fund elections with respect to their Shares. No assurance can be given that the Shares are considered to be regularly traded for purposes of the mark-to-market election or whether the other requirements of this election are satisfied. A U.S. Shareholder that has made a mark-to-market election is urged to consult its tax advisor regarding the U.S. federal income tax consequences of the Arrangement. If the Company was treated as a PFIC, a U.S. Shareholder generally would be required to file IRS Form 8621 disclosing certain information regarding its ownership of Shares, including information regarding distributions on the Shares and the amount of gain realized upon the disposition of Shares pursuant to the Arrangement. The application of the PFIC rules to the disposition of Shares is extremely complex. Each U.S. Shareholder is urged to consult its tax advisor regarding the potential application of the PFIC rules to the Arrangement.

United States Backup Withholding and Information Reporting

A U.S. Shareholder will generally be subject to information reporting with respect to proceeds of the disposition of our Shares under the Arrangement that are paid within the United States or through some U.S. related financial intermediaries to U.S. Shareholders, unless the U.S. Shareholder is a corporation or comes within certain other categories of exempt recipients. A U.S. Shareholder that is not an exempt recipient will generally be subject to backup withholding with respect to the proceeds from the disposition of the Shares unless the U.S. Shareholder timely provides a taxpayer identification number and complies with the other applicable requirements of the backup withholding rules. A U.S. Shareholder who fails to provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

Consequences to Dissenting U.S. Shareholders

A U.S. Shareholder that exercises Dissent Rights and is paid cash in exchange for all of its Shares generally is expected to be subject to U.S. federal income tax consequences substantially similar to those described above. Each U.S. Shareholder considering the exercise of Dissent Rights is urged to consult its tax advisor regarding the tax consequences of exercising such rights in light of such U.S. Shareholder’s particular circumstances.

PROVISIONS FOR UNAFFILIATED SHAREHOLDERS

No provision has been made to (a) grant unaffiliated Shareholders (being the Shareholders excluding the Rollover Shareholders and their affiliates (as such term is defined in MI 61-101)) access to corporate files of the Company or the Purchaser or (b) obtain counsel or appraisal services at the expense of the Company or the Purchaser.

DISSENTING SHAREHOLDERS’ RIGHTS

If you are a registered or beneficial holder of Shares as of the Record Date and a registered Shareholder prior to the deadline for exercising Dissent Rights, you are entitled to dissent from the Arrangement

Resolution in the manner provided in Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement.

The following description of the Dissent Rights of Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the “fair value” of his, her or its, as the case may be, Shares, as applicable, and is qualified in its entirety by the reference to the full text of the Plan of Arrangement which is attached as Appendix B to this Circular, the full text of the Interim Order which is attached as Appendix E to this Circular, and the full text of Section 190 of the CBCA which is attached as Appendix G to this Circular.

A Shareholder who intends to exercise Dissent Rights should carefully consider and strictly comply with the provisions of Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement. Failure to strictly comply with the provisions of that section, as modified by the Interim Order and the Plan of Arrangement, and to adhere to the procedures established therein may result in the loss of all rights thereunder. It is suggested that Shareholders wishing to avail themselves of their rights under those provisions seek their own legal advice, as failure to comply strictly with them may prejudice their Dissent Rights.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

Under the Interim Order, a registered or beneficial holder of Shares as of the Record Date who is a registered Shareholder prior to the deadline for exercising Dissent Rights and fully complies with the dissent procedures in Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, is entitled, when the Arrangement becomes effective, in addition to any other rights such Shareholder may have, to dissent and to be paid the fair value of his, her or its, as the case may be, Shares, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is adopted. A registered Shareholder may exercise Dissent Rights only with respect to all of the Shares held by such holder of Shares or on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name.

Anyone who is a beneficial owner of Shares registered in the name of an Intermediary and who wishes to exercise Dissent Rights should be aware that only registered Shareholders are entitled to exercise Dissent Rights. Some, but not all, of the Shares have been issued in the form of a global certificate registered in the name of CDS & Co. and, as such, CDS & Co. is the registered holder of those Shares. Accordingly, a non-registered holder of Shares who wishes to exercise Dissent Rights must make arrangements for the Shares beneficially owned by him, her or it, as the case may be, to be registered in his, her or its, as the case may be, name through their Intermediary prior to the time the Dissent Notice is required to be received by the Company or, alternatively, make arrangements for the registered holder of such Shares to exercise Dissent Rights on his, her or its, as the case may be, behalf. A registered Shareholder wishing to exercise Dissent Rights may exercise such rights with respect to all Shares registered in his, her or its, as the case may be, name only if such holder of Shares exercised all the voting rights attached to those Shares against the Arrangement Resolution. It is recommended that you seek independent legal advice if you wish to exercise Dissent Rights.

A registered or beneficial holder of Shares as of the Record Date who is a registered Shareholder prior to the deadline for exercising Dissent Rights wishing to exercise Dissent Rights with respect to the Arrangement must send to Nuvei a Dissent Notice, which Nuvei must receive, c/o Lindsay Matthews, General Counsel and Corporate Secretary, at 1100 René-Lévesque Boulevard West, 9th Floor, Montréal, Québec H3B 4N4, with a copy to: (i) Stikeman Elliott LLP, 1155 René-Lévesque Boulevard West, 41st Floor, Montréal, Québec H3B 3V2, Attention: Warren Katz and Amélie Métivier, email: wkatz@stikeman.com and ametivier@stikeman.com; and (ii) Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Toronto, Ontario M5L 1A9, Attention: Shlomi Feiner and Catherine

Youdan, email: shlomi.feiner@blakes.com and catherine.youdan@blakes.com; by no later than 5:00 p.m. (Eastern time) on June 14, 2024 (or on the date that is two (2) Business Days prior to the commencement of the reconvened Meeting if the Meeting is adjourned or postponed), and must otherwise strictly comply with the dissent procedures described in this Circular, the Interim Order, the Plan of Arrangement and section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement.

Registered Shareholders who validly exercise Dissent Rights as set out in the CBCA, as modified by the Interim Order and the Plan of Arrangement, will be deemed to have transferred their Shares free and clear of any Liens, as of the Effective Date, and if they: (a) ultimately are entitled to be paid the fair value for their Shares will be entitled to be paid the fair value of such Shares which fair value notwithstanding anything to the contrary in Part XV of the CBCA, shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution was adopted, and will not be entitled to any other payment or consideration (including any payment that would be payable under the Arrangement had they not exercised their Dissent Rights), or (b) are ultimately not entitled, for any reason, to be paid fair value for their Shares, will be deemed to have participated in the Arrangement on the same basis and at the same time as a non-dissenting Shareholder and shall be entitled to receive the Consideration for their Shares.

The filing of a Dissent Notice does not deprive a registered Shareholder of the right to vote at the Meeting. However, a registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to the Shares voted in favour of the Arrangement Resolution. If such Dissenting Shareholder votes in favour of the Arrangement Resolution in respect of a portion of the Shares registered in such Dissenting Shareholder’s name or held by same on behalf of any one beneficial owner, such vote approving the Arrangement Resolution will be deemed to apply to the entirety of the Shares held by such Dissenting Shareholder in such Dissenting Shareholder’s name or in the name of that beneficial owner, given that section 190 of the CBCA provides there is no right of partial dissent.

A vote against the Arrangement Resolution will not constitute a Dissent Notice.

Within 10 days after the approval of the Arrangement Resolution, the Company is required to notify each Dissenting Shareholder that the Arrangement Resolution has been approved. Such notice is not required to be sent to a registered Shareholder who voted for the Arrangement Resolution or who has, or was deemed to have, withdrawn a Dissent Notice previously filed. A Dissenting Shareholder must, within 20 days after the Dissenting Shareholder receives notice that the Arrangement Resolution has been approved or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Arrangement Resolution has been approved, send a Demand for Payment containing the Dissenting Shareholder’s name and address, the number and class of Shares held by the Dissenting Shareholder, and a Demand for Payment of the fair value of such Dissent Shares. Within 30 days after sending a Demand for Payment, the Dissenting Shareholder must send to Lindsay Matthews, General Counsel and Corporate Secretary, at 1100 René-Lévesque Boulevard West, 9th Floor, Montréal, Québec H3B 4N4, with a copy to Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Toronto, Ontario M5L 1A9, Attention: Shlomi Feiner and Catherine Youdan, email: shlomi.feiner@blakes.com and catherine.youdan@blakes.com, the certificates (if any) representing the Dissent Shares. A Dissenting Shareholder who fails to send the certificates representing the Dissent Shares has no right to make a claim under section 190 of the CBCA. The Company will endorse on certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder under section 190 of the CBCA and will forthwith return the certificates to the Dissenting Shareholder.

On the filing of a Demand for Payment (and in any event upon the Effective Date), a Dissenting Shareholder ceases to have any rights in respect of its Dissent Shares, other than the right to be paid the fair value of his, her or its, as the case may be, Dissent Shares as determined pursuant to section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, except where, prior to the date at which the Arrangement becomes effective: (i) the Dissenting Shareholder withdraws, or is deemed to have withdrawn, his, her or its, as the case may be, Demand for Payment before the Company makes an Offer to Pay to the Dissenting Shareholder, (ii) an Offer to Pay is not made and the Dissenting Shareholder withdraws, or is deemed to have withdrawn, its Demand for Payment, or (iii) the Board revokes the Arrangement Resolution, in which case the Company will reinstate the Dissenting Shareholder’s rights in respect of its Dissent Shares as of the date the Demand for Payment was sent. Pursuant to the Plan of Arrangement, in no case will the Company, the Purchaser or any other Person be required to recognize any Dissenting Shareholder as a Shareholder after the Effective Date, and the names of such Shareholders will be deleted from the list of registered Shareholders at the Effective Date. In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Incentive Securities (in their capacity as holders of Incentive Securities), (ii) Shareholders who voted or have instructed a proxy holder to vote Shares in favour of the Arrangement Resolution, (iii) Rollover Shareholders, and (iv) any Person who is not a registered holder of Shares.

No later than seven days after the later of the Effective Date and the date on which a Demand for Payment of a Dissenting Shareholder is received, each Dissenting Shareholder who has sent a Demand for Payment must be sent a written Offer to Pay for its Dissent Shares in an amount considered by the Board to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay in respect of Shares must be on the same terms.

Payment for the Dissent Shares of a Dissenting Shareholder must be made within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if a written acceptance thereof is not received within 30 days after the Offer to Pay has been made. If an Offer to Pay for the Dissent Shares of a Dissenting Shareholder is not made, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, an application to the Court to fix a fair value for the Dissent Shares of Dissenting Shareholders may be made by the Company within 50 days after the Effective Date or within such further period as the Court may allow. If no such application is made, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to the Court, all Dissenting Shareholders whose Dissent Shares have not been purchased will be joined as parties and bound by the decision of the Court, and each affected Dissenting Shareholder shall be notified of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any other Person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Dissent Shares of all such Dissenting Shareholders. The Final Order of the Court will be rendered against the Company in favour of each Dissenting Shareholder joined as a party and for the amount of the Dissent Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the Effective Date until the date of payment. Any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of Consideration for such Dissenting Shareholder’s Dissent Shares.

Dissent rights are only available to registered holders of Shares and no rights of dissent shall be available to holders of other securities of the Company.

The above is only a summary of the provisions of the CBCA pertaining to Dissent Rights, as modified by the Interim Order and the Plan of Arrangement, which are technical and complex. If you are a Shareholder and wish to directly or indirectly exercise Dissent Rights, you should seek your own legal advice as failure to strictly comply with the provisions of the CBCA, as modified by the Interim Order and the Plan of Arrangement, may prejudice your Dissent Rights. We urge any Shareholder who is considering dissenting to the Arrangement to consult their own tax advisor with respect to the income tax consequences to them of such action. For a general summary of certain income tax implications to a Dissenting Shareholder, see:

“Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada,” “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders of Subordinate Voting Shares” and “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders.”

DEPOSITARY

TSX Trust Company will act as the Depositary for the receipt of share certificates or DRS Advices representing Shares and related Letters of Transmittal and the payments to be made to the Minority Shareholders (other than the Dissenting Shareholders) pursuant to the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by the Company against certain liabilities under applicable Securities Laws and expenses in connection therewith.

No fee or commission is payable by any holder of Shares who transmits its Shares directly to the Depositary. Except as set forth above or elsewhere in this Circular, the Company will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Subordinate Voting Shares pursuant to the Arrangement.

QUESTIONS AND FURTHER ASSISTANCE

If you have any questions about the information contained in this Circular or require assistance in completing your form of proxy, please contact Kingsdale Advisors, our strategic advisor by telephone at 1 (888) 327-0819 (toll-free in North America) or at (416) 623-4173 (outside of North America), or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your Shares, please visit www.NuveiPOA.com. Questions on how to complete the letter of transmittal should be directed to the Company’s depositary, TSX Trust Company, at 1 (800) 387-0825 (toll-free in North America) or at (416) 682-3860 (outside of North America).

APPROVAL BY THE DIRECTORS

The Board has approved the content and delivery of this Circular.

(signed) Lindsay Matthews

Lindsay Matthews

General Counsel and Corporate Secretary

GLOSSARY OF TERMS

“2024 Budget” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses.”

“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into after the date of the Arrangement Agreement with the Company on customary terms that (a) are not materially less favourable, in the aggregate, to the Company than those contained in the Confidentiality Agreement (it being understood that such agreement need not prohibit the making of an Acquisition Proposal on a confidential basis to the Board), and (b) do not prohibit the Company from providing any information to the Purchaser in accordance with its non-solicitation obligations under the Arrangement Agreement.

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement or with the Purchaser or its affiliates and other than any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries, any written or oral offer or proposal from any Person or group of Persons acting jointly or in concert within the meaning of Securities Laws (other than the Purchaser or an affiliate of the Purchaser) received by the Company after the date of the Arrangement Agreement relating to (a) any direct or indirect sale, transfer, business combination, reorganization, recapitalization, joint venture or disposition of the Company Assets (or any lease, license or other arrangement having the same economic effect) representing 20% or more of the fair market value of the Company Assets on a consolidated basis or contributing 20% or more of the consolidated revenue or earnings of the Company; or (b) any direct or indirect acquisition of voting or equity securities of the Company (including securities convertible into or exercisable or exchangeable for voting or equity securities of the Company) representing, when taken together with the voting or equity securities of the Company (including securities convertible into or exercisable or exchangeable for voting or equity securities of the Company) held by any such Person or group of Persons and any Person acting jointly or in concert with such Person or group of Persons, 20% or more of the voting or equity securities of the Company (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exercisable or exchangeable for voting or equity securities of the Company) or any one or more of its Subsidiaries whose assets, individually or in the aggregate, represent 20% or more of the fair market value of the Company Assets or contribute to 20% or more of the consolidated revenue or earnings of the Company; in either case of (a) or (b), (A) based on the consolidated financial statements of the Company most recently filed in the Company Filings (as defined in the Arrangement Agreement) prior to such offer or proposal and (B) whether by way of take-over bid, tender offer, exchange offer, treasury issuance, plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, share or asset purchase, joint venture, liquidation, dissolution, winding up, exclusive license or other transaction involving the Company or any of its Subsidiaries, and whether in a single transaction or a series of related transactions.

“Advent” means Advent International, L.P.

“Advent Entities” means, collectively, Advent, Advent International GPE X Limited Partnership, AI Maple Aggregator, L.P., AI Maple Holdings, L.P. and AI Maple Holdings GP Limited.

“Advent Funds” means private funds managed, advised or sub-advised by Advent.

“AIF” means the annual information form of the Company for the year ended December 31, 2023, dated March 5, 2024.

“allowable capital loss” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses.”

“Alternative Arrangements” means, with respect to the Company or its applicable licensed Subsidiary in a particular jurisdiction, an arrangement sufficient to enable the services that the Company or such Subsidiary provides in such jurisdiction to continue as of the Effective Date in compliance in all material respects with all applicable Law, Network Rules and Material Contracts of the type described in clause (a) or clause (h) of the definition thereof, in each case, without obtaining one or more Outstanding Approvals.

“Amalgamation” has the meaning ascribed thereto under “Special Factors – Certain Effects of the Arrangement.”

“Anti-Dilution Adjustment Amount” has the meaning ascribed thereto under “The Arrangement – Rollover Agreements – WPF Investor Participation.”

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other applicable Laws issued by a Governmental Entity that prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Approved Discussions” has the meaning ascribed thereto under “The Arrangement – Support and Voting Agreements.”

“Arrangement” means an arrangement under Section 192 of the CBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated April 1, 2024, between the Company and the Purchaser, as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting in the form attached hereto as Appendix A to this Circular.

“Articles” means the articles of amalgamation of the Company, as amended.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Authorization” means, with respect to any Person, any order, permit, approval, certification, accreditation, consent, waiver, registration, license, finding of suitability or similar authorization of, or agreement with, any Governmental Entity or Network that is binding upon or applicable to such Person, or its business, assets or securities, including any Financial Services Licenses and Gaming Authorizations.

“Barclays” means Barclays Capital Inc.

“Barclays Fairness Opinion” means the opinion of Barclays to the effect that, as of April 1, 2024, the Consideration to be received by the Shareholders (other than the Rollover Shareholders in respect of their Rollover Shares) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

“Beta” has the meaning ascribed thereto under “Special Factors – Formal Valuation and TD Securities Fairness Opinion – Formal Valuation of the Shares – Discount Rates.”

“Bidder B” has the meaning ascribed thereto under “Special Factors – Background to the Arrangement.”

“Board” or “Board of Directors” means the board of directors of the Company, as constituted from time to time.

“Board Recommendation” means the unanimous recommendation of the Board (with Philip Fayer, Pascal Tremblay and David Lewin, as interested directors, abstaining from voting) that the Shareholders vote in favour of the Arrangement Resolution.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Montréal, Québec, or New York, New York.

“Canada Parent” means Neon Maple Parent Inc.

“CAPM” has the meaning ascribed thereto under “Special Factors – Formal Valuation and TD Securities Fairness Opinion – Formal Valuation of the Shares – Discount Rates.”

“CBCA” means the Canada Business Corporations Act.

“CDPQ” means Caisse de dépôt et placement du Québec.

“CDS & Co.” means the CDS Clearing and Depository Services Inc.

“Certificate” has the meaning ascribed thereto under “Special Factors – Formal Valuation and the TD Securities Fairness Opinion – Scope of Review.”

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Change in Recommendation” has the meaning ascribed thereto under “Arrangement Agreement—Termination of the Arrangement Agreement.”

“Circular” means the notice of the Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits thereto, to be sent to each Shareholder and other Persons as required by the Interim Order and Law in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“CIRO” means the Canadian Investment Regulatory Organization.

“Closing” means the closing of the Arrangement.

“Co-investor” has the meaning ascribed thereto under “Special Factors – Background to the Arrangement.”

“Company” or “Nuvei” means Nuvei Corporation, a corporation incorporated under the federal laws of Canada.

“Company Assets” means all of the assets (tangible, corporeal, intangible and incorporeal), properties (real, immovable, personal, or movable), rights, interests, Contracts or Authorizations (whether contractual or otherwise) owned, leased, licensed or otherwise used or held for use by the Company or any of its Subsidiaries, including the Company Leased Properties, equipment, fixtures, furniture, furnishings, office equipment, Intellectual Property, and Company Data, to the extent that such Company Data is owned by the Company or any Subsidiary of the Company, for greater certainty, excluding all such Company Data (including Personal Information) that the Company or any of its Subsidiaries processes in its capacity as a provider of its products and services or a data processor or third party service provider pursuant to a Contract.

“Company Data” means any and all information and data, including any Personal Information, collected, processed or otherwise controlled or held by or for, or in the possession of, the Company or any of its Subsidiaries regarding the Company or its Subsidiaries or their current, former or prospective partners, customers, suppliers, processors, service providers, vendors, Employees, consultants, agents, independent contractors, temporary workers or any other Person.

“Company Disclosure Letter” means the disclosure letter dated the date of the Arrangement Agreement and all schedules, exhibits and appendices thereto, and delivered by the Company to the Purchaser with the execution of the Arrangement Agreement.

“Company Leased Properties” means any real property leased, subleased, licensed or otherwise used or occupied by the Company or any of its Subsidiaries.

“Competition Act” means the Competition Act (Canada).

“Competition Act Approval” means, in respect of the transactions contemplated by the Arrangement Agreement, the occurrence of one or more of the following: (i) the issuance of an advance ruling certificate pursuant to section 102 of the Competition Act, or (ii) both (A) notification pursuant to section 123(2) of the Competition Act, and (B) the expiry, waiver or termination of any applicable waiting periods under section 123 of the Competition Act.

“Confidentiality Agreement” means the confidentiality agreement entered into between the Company and Advent International, L.P. on December 22, 2023.

“Consideration” means the consideration to be received by the Shareholders (other than the Rollover Shareholders in respect of the Rollover Shares) pursuant to the Plan of Arrangement, consisting of $34.00 in cash per Share, without interest.

“Constating Documents” means, with respect to a Person, the organizational or constitutional documents of such Person, including articles of incorporation, amalgamation, arrangement or continuation, certificate of incorporation, articles and memorandum of association, by-laws and any and all other constating documents (including certificates, notices, partnership agreements and unanimous shareholders declarations or agreements) of the specified Person, in each case as applicable, and all amendments thereto or restatements thereof.

“Contracts” means, whether written or oral, any agreement, commitment, engagement, contract, franchise, license, lease, sublease, obligation, note, bond, mortgage, indenture, deferred or conditioned sale agreement, general sales agent agreement, undertaking or joint venture, in each case, together with any amendment, modification or supplement thereto, to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of their respective properties (including the Company Leased Properties) or assets is subject.

“Court” means the Superior Court of Québec (Commercial Division).

“Covered Employee” has the meaning ascribed thereto under “Arrangement Agreement – Covenants – Post-Closing Employment Matters.”

“CRA” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations.”

“Credit Facilities” has the meaning ascribed thereto under “The Arrangement – Sources of Funds for the Arrangement – Debt Financing.”

“Credit Facility Terminations” means, collectively, the termination of all commitments outstanding under the Existing BMO Facility, the repayment in full of all obligations, if any, outstanding thereunder, the release of all Liens, if any, securing such obligations, and the release of guarantees in connection therewith on the Effective Date as of the Effective Time.

“D&O Support and Voting Agreements” means, collectively, each support and voting agreement entered into between the Purchaser and a director or member of Senior Management other than the Rollover Shareholders or their affiliates.

“DCF” has the meaning ascribed thereto under “Special Factors – Formal Valuation and TD Securities Fairness Opinion – Formal Valuation of the Shares – Valuation Methodologies.”

“Debt Commitment Letter” has the meaning ascribed thereto under “The Arrangement – Sources of Funds for the Arrangement.”

“Debt Financing” has the meaning ascribed thereto under “The Arrangement – Sources of Funds for the Arrangement.”

“Debt Financing Sources” has the meaning ascribed thereto under “The Arrangement – Sources of Funds for the Arrangement.”

“Depositary” means TSX Trust Company, in its capacity as depositary for the Arrangement, or such other person as the Company and the Purchaser agree to engage as depositary for the Arrangement.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Disclosure Documents” has the meaning ascribed thereto under “Special Factors – Formal Valuation and the TD Securities Fairness Opinion – Assumptions and Limitations.”

“Dissent Notice” means a written objection to the Arrangement Resolution provided by a Dissenting Shareholder in accordance with the dissent procedure set out in Section 190 of the CBCA.

“Dissent Rights” means the rights of dissent granted in favour of registered Shareholders in respect of the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement.

“Dissent Shares” means those Shares in respect of which Dissent Rights have been exercised by a Dissenting Shareholder in accordance with Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement.

“Dissenting Non-Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations—Holders Not Resident in Canada—Dissenting Non-Resident Holders.”

“Dissenting Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Dissenting Resident Holders of Subordinate Voting Shares.”

“Dissenting Shareholder” means a registered holder of Shares who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such holder.

“DOJ” means the U.S. Department of Justice.

“DRS Advice” means a direct registration statement (DRS) advice.

“DSU” means a deferred share unit of the Company granted to eligible participants under the Omnibus Incentive Plan.

“EBITDA” has the meaning ascribed thereto under “Special Factors – Formal Valuation and TD Securities Fairness Opinion – Formal Valuation of the Shares – Valuation Methodologies – Precedent Transactions Analysis.”

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis, and Retrieval System.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 10:00 a.m. (Eastern time) on the Effective Date, or such other time as specified in writing by the Purchaser to the Company.

“Employee Plans” means all employee benefit plans, including “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”) (whether or not subject to ERISA), and each other health, welfare, medical, dental, life insurance, supplemental unemployment benefit, vacation, paid time off, fringe benefit, retirement, bonus, commission, profit sharing, savings, insurance, equity or equity-based incentive (including the Incentive Plans), other forms of incentive compensation, deferred compensation, death benefit, retention, transaction, termination, severance (other than individual offer letters or employment Contracts), separation pay, change in control, disability, pension, supplemental retirement, and all other benefit or compensation plans, programs, practices, policies, agreements or arrangements, in each case, whether written or unwritten and which are maintained, sponsored, contributed to or required to be contributed to by or binding upon the Company or any of its Subsidiaries or in respect of which the Company or any of its Subsidiaries has any actual or potential liability or obligation (other than employment or consulting Contracts) (including on account of any ERISA Affiliate (as defined in the Arrangement Agreement)), but does not include any statutory plans administered by a Governmental Entity, including the Canada Pension Plan, Québec Pension Plan and plans administered pursuant to applicable federal, state or provincial health, workers’ compensation or employment/unemployment insurance legislation.

“Employees” means all current employees of the Company and its Subsidiaries, as the case may be, including part time and full-time employees, in each case, whether active or inactive, unionized or non-unionized.

“Equity Commitment Letter” has the meaning ascribed thereto under “The Arrangement – Sources of Funds for the Arrangement.”

“Equity Financing” has the meaning ascribed thereto under “The Arrangement – Sources of Funds for the Arrangement.”

“Equity Financing Sources” has the meaning ascribed thereto under “The Arrangement – Sources of Funds for the Arrangement.”

“EV” has the meaning ascribed thereto under “Special Factors – Formal Valuation and TD Securities Fairness Opinion – Formal Valuation of the Shares – Valuation Methodologies – Precedent Transactions Analysis.”

“Exchanges” means TSX and NASDAQ.

“Existing BMO Facility” means the secured term loan and revolving credit facilities pursuant to the second amended and restated credit agreement dated as of December 19, 2023, among, inter alios, the Company, certain of its subsidiaries, the financial institutions party thereto and Bank of Montréal, as Administrative Agent.

“Existing Credit Facilities” means, collectively, (a) the Existing BMO Facility and (b) the standby letter of credit facility pursuant to the credit agreement between Nuvei Technologies Corp. and Bank of Montréal dated as of March 31, 2021, as amended pursuant to amending agreement no. 1 dated as of January 25, 2022, and amending agreement no. 2 dated as of March 1, 2024.

“Fairness Opinions” means the TD Securities Fairness Opinion and the Barclays Fairness Opinion.

“Fayer Group” means Philip Fayer and his affiliates.

“Fee Letter” means the executed fee letter referred to in the Debt Commitment Letter.

“Final Hearing” has the meaning ascribed thereto under “Certain Legal Matters – Court Approval and Completion of the Arrangement – Final Order.”

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement under Section 192 of the CBCA, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably).

“Financial Services License” means any consent, license, certificate, franchise, permission, variance, clearance, registration, qualification, permit or other Authorization issued, granted, given, authorized, or otherwise made available in any relevant jurisdiction by or under the authority of any Governmental Entity pursuant to Financial Services Requirements, including any U.S. state money transmitter license.

“Financial Services Requirements” means any and all Laws that may be enforced by any Governmental Entity in any relevant jurisdiction relating to licensing, permitting or registration in connection with (i) the sale or issuance of checks, drafts, money orders, travelers checks, or other payment instruments, whether or not negotiable, the sale or issuance of stored value cards or devices, or the business of transmitting money or other payment or money services business activities, (ii) the business of merchant acquiring or (iii) bi-lateral purchase and sale transactions in digital assets, including payment processing. For the avoidance of doubt, Financial Services Requirements includes any Financial Services License requirements imposed by a Governmental Entity in any relevant jurisdiction, including via enforcement action, Governmental Entity exam findings, or via Financial Services License approval or condition to licensure requirements.

“Financing” means, collectively, the Debt Financing and the Equity Financing.

“Financing Commitments” means, collectively, the Debt Commitment Letter and the Equity Commitment Letter.

“Financing Sources” means, collectively, the Debt Financing Sources and the Equity Financing Sources.

“Fiscal 2022” means the Company’s fiscal year ended December 31, 2022.

“Fiscal 2023” means the Company’s fiscal year ended December 31, 2023.

“Fiscal 2023 NCIB” has the meaning ascribed thereto under “Information Concerning Nuvei – Previous Purchases and Sales – Normal Course Issuer Bids.”

“Fiscal 2024” means the Company’s fiscal year ending December 31, 2024.

“Fiscal 2024 NCIB” has the meaning ascribed thereto under “Information Concerning Nuvei – Previous Purchases and Sales – Normal Course Issuer Bids.”

“Foreign Direct Investment Laws” means foreign direct investment or other similar Laws designed to prohibit, restrict, regulate or screen foreign direct investments into any jurisdiction other than the Investment Canada Act.

“Formal Valuation” means the formal valuation of the fair market value of the Shares delivered by TD Securities to the Special Committee in accordance with the requirements of MI 61-101, to the effect that, as of April 1, 2024 and based upon and subject to the assumptions, qualifications and limitations communicated to the Special Committee by TD Securities and set forth therein, the fair market value of the Shares was in the range of $33.00 to $42.00 per Share.

“FTC” means the U.S. Federal Trade Commission.

“Gaming Authority” means any Governmental Entity responsible for or involved in the regulation of gaming or gaming activities, including fantasy sports, the ownership of an interest in any Person that is involved in gaming or gaming activities, or the receipt of or participation in revenues derived from such Persons or contracting with such Persons.

“Gaming Authorizations” means any Authorization of or from a Gaming Authority.

“Governmental Entity” means (a) any international, multinational, national, federal, provincial, state, regional, tribal, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, cabinet, board, bureau, minister, ministry, agency or instrumentality, (b) any subdivision, agent or authority of any of the foregoing, (c) any quasi-governmental or private body including any tribunal, commission, arbitrator or arbitral body, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and (d) any Securities Authority or stock exchange, including the Exchanges.

“Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations.”

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“HSR Clearance” means that the applicable waiting period (including any extension thereof) pursuant to the HSR Act shall have expired or been terminated.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Incentive Plans” means, collectively, (a) the Omnibus Incentive Plan, (b) the Legacy Option Plan, and (c) the Paya Equity Plan.

“Incentive Securities” means the outstanding Options, RSUs, PSUs and DSUs issued by the Company pursuant to the various Incentive Plans.

“Incentive Securities Consideration” means all amounts required to be paid to the holders of Incentive Securities in accordance with the Plan of Arrangement, less any applicable withholding in respect of such Incentive Securities.

“Indebtedness” means, with respect to any Person, without duplication: (a) all obligations of such Person for borrowed money or with respect to loans, deposits or advances of any kind to such Person, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under capitalized leases or purchase money obligations of such Person, all obligations of such Person for the deferred purchase price of property, goods or services (other than trade payables in the Ordinary Course), (d) all monetary obligations of such Person owing under Swap Contracts or similar financial instruments (which amount shall be calculated based on the amount that would be payable by such Person if the relevant Contract or instrument were terminated on the date of determination), (e) all obligations of such Person with respect to letters of credit, banker’s acceptances and letters of guarantee, and (f) all guarantees, indemnities or financial assistance obligations of such Person of, or in respect of, any Indebtedness of any other Person specified in clauses (a) through (e) of this definition, and including, for each of the clauses above, all principal, interest, prepayment premiums and penalties, and expenses and fees payable in connection therewith.

“Intellectual Property” means all intellectual property, in any jurisdiction throughout the world, whether or not registrable, including all: (a) patents, applications for patents and reissues, divisionals, continuations, renewals, re-examinations, extensions and continuations-in-part of patents or patent applications, (b) proprietary and non public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, models, formulas, algorithms, processes, designs, technology, technical data, schematics, formulae and customer lists, and proprietary rights in documentation relating to any of the foregoing, (c) copyrights, copyright registrations and applications for copyright registration, (d) integrated circuit, topographies, integrated circuit topography registrations and applications, mask works, mask work registrations and applications, (e) designs, design registrations, design registration applications, industrial designs, industrial design registrations and industrial design applications, (f) trade names, business names, corporate name, domain names, social media accounts and user names, social media identifiers and identities, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing (g) all intellectual property rights in and to Software and technology, and (h) any other intellectual property and industrial property rights throughout the world.

“Interested Party” and “Interested Parties” have the meanings ascribed thereto under “Special Factors – Formal Valuation and the TD Securities Fairness Opinion – Independence of TD Securities.”

“Interim Order” means the interim order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably), a copy of which is attached as Appendix E to this Circular.

“Intermediary” has the meaning ascribed thereto under “Information Concerning the Meeting and Voting – Non-Registered Shareholders.”

“Investment Canada Act” means the Investment Canada Act (Canada).

“Investment Canada Act Approval” means (a) if the Purchaser has determined, acting reasonably and following consultation with the Company and consideration of its views, and advised the Company in writing within fifteen (15) Business Days after the date of the Arrangement Agreement, or such later date as the Parties may agree, that a review under section 14 of the Investment Canada Act is required, written evidence that the appropriate Minister under the Investment Canada Act is satisfied or is deemed to be satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada, in accordance with the Investment Canada Act and (b) either (i) the Minister has not sent to the Purchaser a notice under subsection 25.2(1) of the Investment Canada Act within the prescribed time period and the Governor in Council has not made an order under subsection 25.3(1) of the Investment Canada Act in respect of the transactions contemplated by the Arrangement Agreement within the prescribed time period; or (ii) if such a notice has been sent or such an order has been made, the Purchaser has subsequently received (A) a notice under paragraph 25.2(4)(a) of the Investment Canada Act indicating that a review of the transactions contemplated by the Arrangement Agreement on grounds of national security will not be commenced, (B) a notice under paragraph 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken in respect of the transactions contemplated by the Arrangement Agreement, or (C) a copy of an order under paragraph 25.4(1)(b) of the Investment Canada Act authorizing the transactions contemplated by the Arrangement Agreement on terms and conditions satisfactory to the Purchaser.

“Investor Participation” has the meaning ascribed thereto under “The Arrangement – Interests of Certain Persons in the Arrangement – WPF Investor Participation.”

“Investor Promote” has the meaning ascribed thereto under “The Arrangement – Interests of Certain Persons in the Arrangement – WPF Investor Participation.”

“Investors” has the meaning ascribed thereto under “The Arrangement – Interests of Certain Persons in the Arrangement – Rollover Agreements.”

“IRS” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations.”

“June 2021 Selling Shareholders” has the meaning ascribed thereto under “Information Concerning Nuvei – Previous Distributions.”

“Key Regulatory Approvals” means the Competition Act Approval, the Investment Canada Act Approval, the HSR Clearance and the other Regulatory Approvals set forth in Schedule E of the Arrangement Agreement.

“Law” means, with respect to any Person, any and all national, federal, provincial, state, tribal, municipal or local law (statutory, common or civil), act, constitution, treaty, convention, ordinance, code, rule, regulation, Order, injunction, judgment, award, decree or ruling, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law or are binding on the Person to which they purport to apply, published policies, guidelines, bulletins and enforcement advisories, standards, notices and protocols of any Governmental Entity.

“Legacy Option Plan” means the Incentive Stock Option Plan of the Company effective as of September 22, 2020, as amended and in effect as of the date of the Arrangement Agreement.

“Letter of Transmittal” means the form of letter of transmittal accompanying this Circular sent to holders of Shares in respect of the disposition of their Shares, pursuant to the Arrangement.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, international interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third-party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Limited Guarantee” has the meaning ascribed thereto under “The Arrangement – Sources of Funds for the Arrangement – Limited Guarantee.”

“LTM” means the last twelve-month period.

“Management” means the management of the Company, including the members of Senior Management.

“Management Forecast” has the meaning ascribed thereto under “Special Factors – Formal Valuation and the TD Securities Fairness Opinion – Scope of Review.”

“March 2021 Selling Shareholders” has the meaning ascribed thereto under “Information Concerning Nuvei – Previous Distributions.”

“Matching Period” has the meaning ascribed thereto under “Arrangement Agreement—Additional Covenants Regarding Non-Solicitation—Right to Match.”

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts and/or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, states of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, financial condition, or liabilities (contingent or otherwise) of the Company and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a)	any change, event, occurrence, effect, state of facts or circumstance generally affecting the industries or segments in which the Company and/or its Subsidiaries operate or carry on their business;

(b)

any change in currency exchange, interest or inflationary rates or in general economic, business, regulatory, political, or market conditions or in financial, securities or capital markets in Canada, the United States or in global financial or capital markets;

(c)	any hurricane, flood, tornado, earthquake or other natural disaster, man-made disaster, superior force (as defined in the Civil Code of Québec) or any worsening thereof;

(d)	any epidemic, pandemic or disease outbreak or any worsening thereof;

(e)	commencement or continuation of a war (whether or not declared), armed hostilities, including the escalation or worsening thereof, or acts of crime or terrorism;

(f)	any change in Law or IFRS, or in the interpretation, application or non-application of the foregoing by any Governmental Entity, in each case, after the date of the Arrangement Agreement;

(g)

any action taken (or omitted to be taken) by the Company or any of its Subsidiaries that is expressly required to be taken (or expressly prohibited to be taken) pursuant to the Arrangement Agreement (other than pursuant to Section 4.1(1) of the Arrangement Agreement) or that is taken (or omitted to be taken) with the prior written consent of the Purchaser;

(h)

any change in the market price or any change in the trading volume of any securities of the Company (it being understood that the causes underlying such change in market price or trading volume may, to the extent not otherwise excluded from the definition of “Material Adverse Effect,” be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally on any securities exchange on which any securities of the Company trade;

(i)	the identity of, or any facts or circumstances specifically relating to the Purchaser or its affiliates;

(j)

the failure by the Company to meet any internal forecasts, projections or earnings guidance or expectations, or any external forecasts, projections or earnings guidance or expectations provided or publicly released by the Company or equity analysts (it being understood that the causes underlying such matters may, to the extent not otherwise excluded from the definition of “Material Adverse Effect,” be taken into account in determining whether a Material Adverse Effect has occurred); or

(k)

the execution, announcement, pendency or performance of the Arrangement Agreement or consummation of the Arrangement; provided, that this clause (k) and clause (i) above shall not apply to Paragraph 5 [No Conflict/Non-Contravention] of Schedule C to the Arrangement Agreement or any other representation or warranty contained in the Arrangement Agreement the purpose of which is to address the consequences resulting from the execution, announcement, pendency or performance of the Arrangement Agreement;

provided, however, if any change, event, occurrence, effect, state of facts and/or circumstance referred to in clauses (a) through to and including (f) above has a materially disproportionately adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable entities operating in the industries and businesses in which the Company and its Subsidiaries operate, such effect may be taken into account in determining whether a Material Adverse Effect has occurred (in which case only the incremental disproportionate adverse effect may be taken into account in determining whether there has occurred a Material Adverse Effect). References in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.

“Material Authorization” means any Authorization to which the Company or any of its Subsidiaries is a party or by which it is bound that is material to the Company and its Subsidiaries.

“Material Contract” means any Contract (other than any Employee Plan except as specifically listed below):

(a)

which the Company or any of its Subsidiaries has received payment in excess of $20 million during the fiscal year ended December 31, 2023, or expects to receive in excess of $20 million during the fiscal year ending December 31, 2024;

(b)

under which the Company or any of its Subsidiaries has made payments in excess of $20 million during the fiscal year ended December 31, 2023, or is obligated to make payment in excess of $20 million in any twelve (12)-month period, other than with respect to Company Leased Properties;

(c)

relating to (i) the Existing Credit Facilities or any other Indebtedness (currently outstanding or which may become outstanding) of the Company or any of its Subsidiaries, (ii) the guarantee of any liabilities or obligations of a Person other than the Company or any of its Subsidiaries, in each case excluding guarantees or intercompany liabilities or obligations between two or more Persons each of whom is a Subsidiary of the Company or between the Company and one or more Persons each of whom is a Subsidiary of the Company, or (iii) any Swap;

(d)

providing for the purchase, sale or exchange of, or option to purchase, sell or exchange (including any put, call or similar right), any property or asset where (A) the unpaid purchase or sale price or agreed value of such property or asset exceeds $20 million during the remaining life of the Contract, or (B) pursuant to which the Company or any of its Subsidiaries has material indemnification, holdback or similar obligations or liabilities following the date of the Arrangement Agreement, other than, in the cause of this clause (B), indemnification agreements with the directors and officers of the Company or any of its Subsidiaries;

(e)

providing for the establishment, investment in, organization or formation of any joint venture, co-ownership, partnership or similar arrangement that is material to the Company and its Subsidiaries, taken as a whole;

(f)

(i) under which the Company or any of its Subsidiaries grants or receives any license or other right in, to, or under any Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, other than (x) Contracts containing a nonexclusive license or right to use commercially available unmodified Software, (y) non-exclusive licenses granted to, or received from, customers or service providers in the Ordinary Course, and (z) assignments from employees or contractors on the Company’s or its Subsidiaries’ standard form of agreement or (ii) which restricts the Company or any of its Subsidiaries’ use of Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, in any material respect;

(g)

that limits or restricts in a manner that is material to the Company and its Subsidiaries, taken as a whole, (i) the ability of the Company or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area or (ii) the scope of Persons to whom the Company or any of its Subsidiaries may sell products or conduct business, including pursuant to any “most favoured nation,” “exclusivity” provisions, rights of first refusal, rights or first negotiation or similar rights to any Person;

(h)

with (x) a Sponsor Bank or (y) any other financial institution that provides clearing, settlement, or account services to the Company’s Subsidiaries domiciled in the United States that are engaged in payment processing outside of a relationship with a Sponsor Bank, in each case, that is necessary to conduct the Company’s and its Subsidiaries’ business, taken as a whole, as currently operated or which is otherwise material to the Company’s and its Subsidiaries’ business, taken as a whole;

(i)	with a Governmental Entity (A) under which the Company or its Subsidiaries is expected to receive or make payments in excess of $10 million during the fiscal year ending December 31, 2024, (B)

that relates to any settlement of any Proceeding or (C) under which the Company or its Subsidiaries receives funding for services purchased with appropriated (i.e., taxpayer) funds;

(j)	that obligates the Company or any of its Subsidiaries to make any capital investment or capital expenditure in excess of $10 million during the remaining life of the Contract;

(k)

providing for any termination, severance, retention, transaction or change in control payments or benefits (i) in respect of the members of Senior Management or (ii) that could exceed $500,000 for any one Person;

(l)	in excess of $6 million with any Person with whom the Company or any of its Subsidiaries does not deal at arm’s length other than (i) with a Subsidiary or (ii) with the Company;

(m)

involving the settlement of any lawsuit in excess of $10 million with respect to which (i) there is any material unpaid amount owing by, or other material remaining obligation of, the Company or any of its Subsidiaries; or (ii) material conditions precedent to the settlement thereof have not been satisfied;

(n)	that is a shareholder agreement, including any nomination rights or similar agreement; or

(o)	which has been or would be required by Securities Laws to be filed by the Company with the Securities Authorities.

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, called and to be held in accordance with the Interim Order to consider the Arrangement Resolution.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (in Québec, Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions).

“Minority Shareholders” has the meaning ascribed thereto under “Certain Legal Matters – Securities Laws Matters – Minority Approval.”

“Multiple Voting Shares” means the multiple voting shares in the capital of the Company.

“NASDAQ” means the Nasdaq Global Select Market.

“National Security Notice” has the meaning ascribed thereto under “Certain Legal Matters – Key Regulatory Approvals – Investment Canada Act Approval.”

“National Security Review” has the meaning ascribed thereto under “Certain Legal Matters – Key Regulatory Approvals – Investment Canada Act Approval.”

“NCIB” means Normal Course Issuer Bid.

“Net Benefit Ruling” has the meaning ascribed thereto under “Certain Legal Matters – Key Regulatory Approvals – Investment Canada Act Approval.”

“Network” means any card association, payment network, or any other similar entity, organization, association, or network permitting businesses or consumers to engage in financial transactions using a credit, debit or prepaid card or account, bank account, or other account or payment method, including MasterCard, Visa, Discover, American Express and the National Automated Clearing House Association.

“Network Rules” means all applicable bylaws, operating rules, regulations, guidelines, manuals, instructions, directives, and all other requirements of any applicable Network.

“New Plans” has the meaning ascribed thereto under “Arrangement Agreement – Covenants – Post-Closing Employment Matters.”

“No Action Letter” has the meaning ascribed thereto under “Certain Legal Matters – Key Regulatory Approvals – Competition Act Approval.”

“NOBO” has the meaning ascribed thereto under “Information Concerning the Meeting and Voting – Non-Registered Shareholders.”

“Non-Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations—Holders Not Resident in Canada.”

“Notice of Meeting” means the notice of special meeting of Shareholders accompanying this Circular.

“Notice of Presentation” means the notice of presentation of the Final Order, a copy of which is attached as Appendix F to this Circular.

“Notifiable Transactions” has the meaning ascribed thereto under “Certain Legal Matters – Key Regulatory Approvals – Competition Act Approval.”

“Novacap” means, collectively, Novacap Management Inc. and the affiliated funds managed by it.

“Novacap Funds” has the meaning ascribed thereto under “Special Factors – Certain Effects of the Arrangement.”

“NRF” has the meaning ascribed thereto under “Special Factors – Background to the Arrangement.”

“NTM” means the forward twelve-month period.

“Nuvei Information” has the meaning ascribed thereto under “Special Factors – Formal Valuation and the TD Securities Fairness Opinion – Assumptions and Limitations.”

“Nuvei Management” has the meaning ascribed thereto under “Special Factors – Formal Valuation and the TD Securities Fairness Opinion – Assumptions and Limitations.”

“OBO” has the meaning ascribed thereto under “Information Concerning the Meeting and Voting – Registered and Non-Registered Shareholders.”

“Offer to Pay” means a written offer to a Dissenting Shareholder to pay the fair value for the number of Shares in respect of which that Shareholder exercises Dissent Rights.

“Omnibus Incentive Plan” means the Omnibus Incentive Plan of the Company effective as of February 3, 2021, as amended on April 13, 2022, May 26, 2023 and August 8, 2023, and as in effect as of the date of the Arrangement Agreement.

“Opinion Fee” has the meaning ascribed thereto under “Special Factors – Barclays Fairness Opinion – General.”

“Options” means all outstanding options to purchase Subordinate Voting Shares issued pursuant to the Omnibus Incentive Plan, the Legacy Option Plan or the Paya Equity Plan.

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, decrees, consent agreements, memorandum of understanding, writs, stipulations or similar actions taken or entered by or with, or applied by, any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Ordinary Course” means, with respect to an action taken by a Party or any of its Subsidiaries, that such action is consistent with the past practices of such Party or such Subsidiary and is taken in the ordinary course of the operations of the business of such Party or such Subsidiary.

“Outside Date” means January 15, 2025 (as such date may be extended pursuant to the immediately succeeding proviso) or such later date as may be agreed to in writing by the Parties, provided that if the Effective Date has not occurred on or prior to January 15, 2025 as a result of the failure to satisfy the condition set forth in Section 6.1(3) or Section 6.1(4) of the Arrangement Agreement (if the Law giving rise to the failure of such condition to be satisfied relates to any Key Regulatory Approval), then any Party may extend such initial Outside Date by up to two additional successive periods: (a) to March 1, 2025, and (b) to April 1, 2025 (for a maximum aggregate extension of the initial Outside Date to April 1, 2025, irrespective of which Party provides an extension notice), by notice in writing delivered to the other Party by 5:00 pm (Montréal time) on the Business Day prior to the initial Outside Date or any subsequent Outside Date, provided that, notwithstanding the foregoing, a Party shall not be permitted to extend the applicable Outside Date if the failure to satisfy the condition set forth in either Section 6.1(3) or Section 6.1(4) of the Arrangement Agreement is primarily the result of such Party’s breach of its covenants herein.

“Outstanding Approvals” means Regulatory Approval(s) in connection with Financial Services Licenses or Gaming Authorizations have not been obtained by the Regulatory Approval Deadline.

“Parties” means, collectively, the Company and the Purchaser, and “Party” means any one of them, as the context requires.

“Party C” has the meaning ascribed thereto under “Special Factors – Background to the Arrangement.”

“Party D” has the meaning ascribed thereto under “Special Factors – Background to the Arrangement.”

“Paya” means Paya Holdings Inc.

“Paya Equity Plan” means the Equity Incentive Plan of Paya, as amended and reaffirmed effective May 31, 2022, which was assumed by the Company and thereafter amended, as in effect as of the date of the Arrangement Agreement.

“Pending Authorizations” means any application for a Financial Services License or Gaming Authorizations in any jurisdiction which (i) is pending as of the date of the Arrangement Agreement or (ii) is subsequently filed by the Company after the date of the Arrangement Agreement in accordance with the Arrangement Agreement but prior to the Effective Date.

“Permitted Information Request” has the meaning ascribed thereto under “The Arrangement – Support and Voting Agreements.”

“Permitted Transfers” has the meaning ascribed thereto under “The Arrangement – Interests of Certain Persons in the Arrangement – The Rollover Shareholders.”

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“PFIC” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations.”

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Appendix B, subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning ascribed thereto under “Arrangement Agreement – Covenants – Pre-Acquisition Reorganization.”

“Preferred Shares” means the preferred shares in the capital of the Company.

“Preliminary TD Securities Presentations” has the meaning ascribed thereto under “Special Factors – Formal Valuation and the TD Securities Fairness Opinion – Other Presentations by TD Securities.”

“Proceeding” means any suit, action, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, investigation, or other proceeding commenced, brought, conducted or heard by or before, any Governmental Entity.

“Prohibited Modifications” has the meaning ascribed thereto under “Arrangement Agreement – Covenants – Financing Arrangements.”

“Proposed Shareholders Agreement” has the meaning ascribed thereto under “The Arrangement – Interests of Certain Persons in the Arrangement – The Rollover Shareholders.”

“PSUs” means the performance share units of the Company granted to eligible participants under the Omnibus Incentive Plan.

“PubCo Synergies” has the meaning ascribed thereto under “Special Factors – Formal Valuation and TD Securities Fairness Opinion – Formal Valuation of the Shares – Benefits to Purchaser of Acquiring 100% of the Shares.”

“Purchaser” means Neon Maple Purchaser Inc., a newly formed entity controlled by Advent.

“Purchaser Entities” means, collectively, the Purchaser, Neon Maple Holdings Inc., Neon Maple Midco Inc., and Canada Parent.

“Purchaser Filing Parties” means the Purchaser Entities, the Advent Entities, Philip Fayer, WPF, Novacap and CDPQ.

“PW” has the meaning ascribed thereto under “Special Factors – Background to the Arrangement.”

“Qualified IPO” has the meaning ascribed thereto under “The Arrangement – Interests of Certain Persons in the Arrangement – The Rollover Shareholders.”

“Recommended Acquisition Proposal” has the meaning ascribed thereto under “The Arrangement – Support and Voting Agreements.”

“Record Date” means May 9, 2024.

“Regulatory Approval Deadline” means January 15, 2025 or such later or earlier date agreed to in writing by the Parties.

“Regulatory Approvals” means any Authorization, permit, exemption, review, Order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required to be obtained in connection with the transactions contemplated by the Arrangement Agreement, including the Key Regulatory Approvals, and excluding approval of the Final Order by the Court. This term shall also include any non-objection, forbearance, or any assurance reasonably acceptable to the Purchaser and the Company from the applicable Governmental Entity that no adverse action related to the failure to obtain formal approval in connection with a change in ownership of the Company as a result of the consummation of the transactions contemplated by the Arrangement Agreement will be taken against the Company, the Purchaser or their respective Subsidiaries and affiliates in connection with the continued conduct of the operations of the Company and its Subsidiaries in the applicable jurisdiction in a manner consistent with the operations in that jurisdiction on the date of the Arrangement Agreement, notwithstanding the pendency of such formal approval.

“Regulatory Authority” means any Governmental Entity that has licensing, supervision or enforcement authority over the business, operations, policies or procedures of the Company or any of its Subsidiaries.

“Representative” means, with respect to any Person, any officer, director, employee, representative (including any financial, legal or other advisor) or agent of such Person or of any of its Subsidiaries.

“Required Amount” means an amount, together with the freely available cash of the Company at the Closing, sufficient to pay (i) the aggregate Consideration, (ii) the aggregate cash component of the Rollover Consideration, (iii) the Incentive Securities Consideration, (iv) the amounts required to complete the Credit Facility Terminations, and (v) all related fees and expenses, in each case, required to be paid at the Closing in connection with the consummation of the transactions contemplated by the Arrangement Agreement, the Rollover Agreements, the Plan of Arrangement and the Financing Commitments.

“Required Shareholder Approval” has the meaning ascribed thereto under “The Arrangement—Required Shareholder Approval.”

“Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada.”

“Reverse Termination Fee” has the meaning ascribed thereto under “Arrangement Agreement—Termination Fees – Reverse Termination Fee.”

“Reverse Termination Fee Event” has the meaning ascribed thereto under “Arrangement Agreement—Termination Fees – Reverse Termination Fee.”

“Reviewable Transaction” has the meaning ascribed thereto under “Certain Legal Matters – Key Regulatory Approvals – Investment Canada Act Approval.”

“Revolving Facility” has the meaning ascribed thereto under “The Arrangement – Sources of Funds for the Arrangement – Debt Financing.”

“ROIC” has the meaning ascribed thereto under “The Arrangement – Rollover Agreements – WPF Investor Participation.”

“Rollover Agreement” means each of the agreements, dated as of April 1, 2024, entered into between the Purchaser and the Rollover Shareholders for the transfer of Rollover Shares to the Purchaser or its affiliates in connection with the Arrangement.

“Rollover Award Agreement” means each of the agreements (including a Rollover Agreement, as applicable) entered into prior to Closing among, inter alia, the Canada Parent and the Rollover Awardee, for the treatment of Rollover Awards in connection with the Arrangement.

“Rollover Awardees” means the holders of Options, RSUs and/or PSUs (as applicable) having entered into the Rollover Award Agreements as of Closing.

“Rollover Awards” means the Options, RSUs and/or PSUs (as applicable) held by a Rollover Awardee that are the subject of a Rollover Award Agreement.

“Rollover Consideration” means the consideration described in an applicable Rollover Agreement and payable to a Rollover Shareholder for the transfer of such Rollover Shareholder’s Rollover Shares.

“Rollover Shareholder Support and Voting Agreement” means each of the support and voting agreements entered into between the Purchaser and the Rollover Shareholders.

“Rollover Shareholders” means Philip Fayer, WPF, Novacap TMT IV, L.P., Novacap International TMT IV, L.P., NVC TMT IV, L.P., Novacap TMT V, L.P., Novacap International TMT V, L.P., Novacap TMT V-A, L.P., NVC TMT V, L.P., NVC TMT V-A, L.P., Novacap TMT V Co-Investment (Nuvei), L.P., and CDPQ, having entered into a Rollover Agreement with the Purchaser.

“Rollover Shares” means the Shares held by a Rollover Shareholder that are the subject of a Rollover Agreement and that are to be exchanged for the consideration set out therein pursuant to a Rollover Agreement as of the Effective Date.

“RSUs” means the restricted share units of the Company granted to eligible participants under the Omnibus Incentive Plan and the Paya Equity Plan.

“S2P” means Smart2Pay, a Subsidiary of the Company.

“S2P Employees” means the actively-employed employees of S2P as at immediately prior to the Effective Time who are party to the S2P Option Entitlements.

“S2P Option Entitlements” means the entitlement of the S2P Employees to be granted Options by the Company under the Omnibus Incentive Plan in June 2025, pursuant to the terms and conditions of each applicable S2P Employment Agreement

“S2P Vesting Date” has the meaning ascribed thereto under “The Arrangement – Implementation of the Arrangement.”

“Schedule 13E-3” means a Rule 13e-3 transaction statement under Section 13(e) of the U.S. Exchange Act with respect to the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement to be filed with the United States Securities and Exchange Commission, as may be amended or supplemented.

“SEC” means the U.S. Securities and Exchange Commission.

“second request” has the meaning ascribed thereto under “Certain Legal Matters – Key Regulatory Approvals – HSR Clearance.”

“Second Threshold” has the meaning ascribed thereto under “The Arrangement – Rollover Agreements – WPF Investor Participation.”

“Securities Authority” means the applicable securities commissions or securities regulatory authorities of the provinces and territories of Canada and the SEC and the Exchanges.

“Securities Laws” means the Securities Act (Québec), the United States Securities Act of 1933, the U.S. Exchange Act, and any other applicable securities Laws and the rules and published policies of the Exchanges.

“SEDAR+” means the System for Electronic Document Analysis and Retrieval + maintained on behalf of the applicable Securities Authorities.

“Senior Management” means the Chief Executive Officer, the Chief Financial Officer, the General Counsel and Corporate Secretary and the Chief Strategy Officer.

“September 2020 Selling Shareholders” has the meaning ascribed thereto under “Information Concerning Nuvei – Previous Distributions.”

“Shareholders” means the registered or beneficial holders of Subordinate Voting Shares and Multiple Voting Shares, as the context requires.

“Shares” means the Subordinate Voting Shares and the Multiple Voting Shares.

“Software” means any computer software, application, or program (both in source code or object code form), including any software made available as software as a service or other cloud-based system, and all proprietary rights (including in documentation and other materials) related to such computer software or program.

“Special Committee” means the special committee of independent members of the Board formed in connection with the Arrangement and the other transactions contemplated by the Arrangement Agreement.

“Special Committee Recommendation” means the unanimous recommendation of the Special Committee, after, among other things, receiving outside legal and financial advice in evaluating the Arrangement, including the Formal Valuation and the TD Securities Fairness Opinion, and careful consideration of various matters, unanimously determined that the entering into of the Arrangement Resolution is in the best interests of the Company and is fair to the Shareholders (other than the Rollover Shareholders), that the Board approve the Arrangement and recommend that the Shareholders vote in favour of the Arrangement Resolution.

“Sponsor Bank” means each of the banking organizations that provides Network sponsorship to the Company or its Subsidiaries for purposes of operating their business.

“Stikeman” has the meaning ascribed thereto under “Special Factors – Background to the Arrangement.”

“Strategic Synergies” has the meaning ascribed thereto under “Special Factors – Formal Valuation and TD Securities Fairness Opinion – Formal Valuation of the Shares – Benefits to Purchaser of Acquiring 100% of the Shares.”

“Subject RSUs” means the RSUs identified in Section 2.7 of the Company Disclosure Letter to the Arrangement Agreement, the vesting of which will be accelerated in accordance with their terms in connection with the consummation of the Arrangement, without any exercise of discretion or other action having to be taken by the Board.

“Subject Securities” means the securities of the Company held by a director, a member of Senior Management of the Company or a Rollover Shareholder subject to a Support and Voting Agreement.

“Subordinate Voting Shares” means the subordinate voting shares in the capital of the Company.

“Subsidiary” has the meaning specified in Regulation 45-106 respecting Prospectus Exemptions as in effect on the date of the Arrangement Agreement.

“Superior Proposal” means a bona fide written Acquisition Proposal to acquire not less than all of the outstanding Shares, other than Shares owned by the Person or Persons making the Acquisition Proposal, or all or substantially all of the Company Assets on a consolidated basis that:

(a)

complies with Securities Laws and did not result from or involve a breach of the additional covenants regarding non-solicitation provisions set out in the Arrangement Agreement in any material respect;

(b)

the Board determines in good faith, after consultation with its financial advisers and outside legal counsel and upon recommendation of the Special Committee, is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal (including the identity of the Persons or Persons, and their affiliates, making such proposal);

(c)	is not subject to any financing condition;

(d)	in respect of which it has been demonstrated to the satisfaction of the Board, in its good-faith judgment, after receiving the advice of its financial advisers and outside legal counsel and upon recommendation of the Special Committee, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal;

(e)	is not subject to any due diligence or access condition; and

(f)

the Board (or any relevant committee thereof) determines in good faith, after consultation with its financial advisers and outside legal counsel, would, if consummated in accordance with its terms, result in a transaction which is more favourable, from a financial point of view, to the Shareholders (other than the Rollover Shareholders) than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to the Purchaser’s right to match provided under the Arrangement Agreement).

“Superior Proposal Notice” has the meaning ascribed thereto under “Arrangement Agreement—Additional Covenants Regarding Non-Solicitation—Right to Match.”

“Support and Voting Agreements” means, collectively, the D&O Support and Voting Agreements and the Rollover Shareholder Support and Voting Agreements.

“Swaps” means any transaction which is a derivative, rate swap transaction, basis swap, forward rate transaction, commodity swap, hedge, commodity option, equity or equity index swap, equity index option, bond option, interest rate option, forward foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures Contract or other similar transaction (including any option with respect to any of these transactions or any combination of these transactions).

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended.

“Tax Proposals” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations.”

“taxable capital gain” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses.”

“TD Securities” means TD Securities Inc.

“TD Securities Engagement Letter” has the meaning ascribed thereto under “Special Factors – Background to the Arrangement.”

“TD Securities Fairness Opinion” means the opinion of TD Securities delivered to the Special Committee to the effect that, as of April 1, 2024, and subject to the assumptions, qualifications and limitations communicated to the Special Committee by TD Securities and set forth therein, the Consideration to be received by the Shareholders (other than the Rollover Shareholders and any other Shareholders required to be excluded from the minority approval pursuant to MI 61-101) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

“Term Facility” has the meaning ascribed thereto under “The Arrangement – Sources of Funds for the Arrangement – Debt Financing.”

“Termination Fee” has the meaning ascribed thereto under “Arrangement Agreement—Termination Fees—Termination Fee.”

“Termination Fee Event” has the meaning ascribed thereto under “Arrangement Agreement—Termination Fees—Termination Fee.”

“Till” has the meaning ascribed thereto under “Special Factors – Formal Valuation and TD Securities Fairness Opinion – Formal Valuation of the Shares – Discounted Cash Flow Analysis – Management Forecast.”

“Total Transaction Volume” means the Company and its Subsidiaries’ total volume, as measured by the total dollar value of transactions processed in the period by customers under contractual agreement with the Company or any of its Subsidiaries, across all operations subject to Financial Services Licenses and Gaming Authorizations during the twelve-month period ended on the last day of the most recent financial period in respect of which the Company has publicly filed financial statements in the Company Filings (as defined in the Arrangement Agreement).

“Transfer Agent” means TSX Trust Company.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“VIF” means a voting instruction form.

“WACC” has the meaning ascribed thereto under “Special Factors – Formal Valuation and TD Securities Fairness Opinion – Formal Valuation of the Shares – Valuation Methodologies – Discounted Cash Flow Analysis.”

“Willful Breach” means a material breach of the Arrangement Agreement that is a consequence of an act or omission by the Breaching Party (as defined in the Arrangement Agreement) with the actual knowledge that the taking of such act or failure to act, as applicable, would, or would be reasonably expected to, cause a breach of the Arrangement Agreement.

“WPF” means Whiskey Papa Fox Inc.

CONSENT OF TD SECURITIES INC.

To: The Special Committee of the Board of Directors of Nuvei Corporation

We refer to the formal valuation and fairness opinion report of our firm dated April 1, 2024 (the “Formal Valuation and the TD Securities Fairness Opinion ”) attached as Appendix C to the management proxy circular dated May 13, 2024 (the “Circular”) of Nuvei Corporation (the “Company”) which we prepared for the Special Committee of the Board of Directors of the Company.

In connection with the Arrangement (as defined in the Circular), we hereby consent to the inclusion of the Formal Valuation and the TD Securities Fairness Opinion as Appendix C to the Circular, to the filing of the Formal Valuation and the TD Securities Fairness Opinion with the securities regulatory authorities in the provinces and territories of Canada and the U.S. Securities and Exchange Commission, and to the inclusion of a summary of the Formal Valuation and the TD Securities Fairness Opinion, and the reference thereto, in the Circular. The Formal Valuation and the TD Securities Fairness Opinion are provided for the benefit and use of the Special Committee of the Board of Directors of the Company in connection with and for purposes of their consideration of the Arrangement (as defined in the Circular). This consent is being delivered solely for the specific purposes stated above, and the Formal Valuation and the TD Securities Fairness Opinion may not be used, circulated, quoted or otherwise referred to, for any other purpose.

(signed) TD Securities Inc.

Montréal, Québec

May 13, 2024

745 Seventh Avenue New York, NY 10019 United States

CONSENT OF BARCLAYS CAPITAL INC.

May 13, 2024

We refer to our opinion letter, dated April 1, 2024, to the Board of Directors of Nuvei Corporation (the “Company”), attached as Appendix D to the management proxy circular dated May 13, 2024 (the “Circular”) of the Company, relating to the business combination transaction involving the Company and affiliates of Advent International, L.P. (“Advent”) (the “Barclays Fairness Opinion”).

In connection with the Arrangement (as defined in the Circular), we hereby consent to (i) the inclusion of the Barclays Fairness Opinion as Appendix D to the Circular, (ii) the filing of the Barclays Fairness Opinion with the securities regulatory authorities in the provinces and territories of Canada and the U.S. Securities and Exchange Commission (the “SEC”), including by the filing of the Circular as an exhibit to the Schedule 13E-3 to be filed with the SEC in connection with the business combination transaction involving the Company and Advent described in the Circular, and (iii) the references in the Circular to the Barclays Fairness Opinion and our firm in the Circular under the headings “Letter to Shareholders—Recommendation of the Board,” “Summary—Reasons for the Recommendations,” “Summary—Barclays Fairness Opinion,” “Special Factors—Background to the Arrangement,” “Special Factors—Position of the Special Committee as to Fairness,” “Special Factors—Position of the Board as to Fairness,” “Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Arrangement,” and “Special Factors—Barclays Fairness Opinion.”

The Barclays Fairness Opinion was provided for the benefit and use of the Board of Directors of the Company in connection with and for purposes of their consideration of the Arrangement (as defined in the Circular).

Very truly yours,

(signed) BARCLAYS CAPITAL INC.

APPENDIX A

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (as may be amended, supplemented or varied, the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of Nuvei Corporation (the “Company”), pursuant to the arrangement agreement (as it may from time to time be amended, modified or supplemented, the “Arrangement Agreement”) among the Company and Neon Maple Purchaser Inc. dated April 1, 2024, all as more particularly described and set forth in the management information circular of the Company dated May 13, 2024 (the “Circular”) and as it may from time to time be amended, modified or supplemented in accordance with the Arrangement Agreement, and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.

The plan of arrangement of the Company (as it may be amended, modified or supplemented in accordance with its terms and the terms of the Arrangement Agreement, the “Plan of Arrangement”), the full text of which is set out in Appendix B of the Circular, is hereby authorized, approved and adopted.

3.

The (i) Arrangement Agreement and all transactions contemplated therein, (ii) actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement, (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, and (iv) the Company’s application for an interim order from the Superior Court of Québec (the “Court”), are hereby ratified, authorized and approved.

4.	The Company is hereby authorized to apply for a final order from the Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

5.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company (the “Shareholders”) or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, at their discretion, without further notice to or approval of the Shareholders, (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

6.

Any one director or officer of the Company, acting alone, is hereby authorized and directed for and on behalf of the Company to make or cause to be made an application to the Court for an order approving the Arrangement and to execute and deliver, or cause to be executed and delivered, for filing with the Director under the CBCA, the articles of arrangement and all such other documents and instruments as may be necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement or any such other document or instrument.

7.

Any one director or officer of the Company, acting alone, is hereby authorized and directed for and on behalf of the Company to execute and deliver or cause to be executed and delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as such Person determines may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

A-1

APPENDIX B

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means the arrangement under Section 192 of the CBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of April 1, 2024 among the Purchaser and the Company.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B to the Arrangement Agreement.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Montréal, Québec or New York, New York.

“Canada Holdco” means Neon Maple Holdings Inc.

“Canada Parent” means Neon Maple Parent Inc.

“CBCA” means the Canada Business Corporations Act.

“CDPQ” means Caisse de dépôt et placement du Québec.

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to each Shareholder and other Persons as required by the Interim Order and Law in connection with the Meeting, as amended, modified or supplemented from time to time in accordance with the terms of the Arrangement Agreement.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company” means Nuvei Corporation, a corporation existing under the federal laws of Canada.

“Consideration” means the consideration to be received by the Shareholders (other than the Rollover Shareholders in respect of the Rollover Shares) pursuant to this Plan of Arrangement consisting of $34.00 in cash per Share.

“Court” means the Superior Court of Québec.

“Depositary” means TSX Trust Company or such other Person as the Company may appoint to act as depositary for the Arrangement, in each case with the prior written approval of the Purchaser, acting reasonably.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Rights” has the meaning specified in Section 3.1.

“Dissenting Holder” means a registered Shareholder (other than a Rollover Shareholder) who has validly exercised its Dissent Rights in strict compliance with Article 3 and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

“DRS Advice” has the meaning specified in Section 4.1(2).

“DSU” means a deferred share unit of the Company granted to eligible participants under the Omnibus Incentive Plan.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 10:00 a.m. (Montréal time) on the Effective Date, or such other time as specified in writing by the Purchaser to the Company.

“Exchanges” means the Toronto Stock Exchange and the Nasdaq Global Select Market.

“Exercise Price” means, in respect of each Option that (a) has an exercise price denominated in $, such $ denominated exercise price; or (b) has an exercise price denominated in Canadian dollars, the U.S. Equivalent of such Canadian dollar denominated exercise price.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement under Section 192 of the CBCA, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably).

“Governmental Entity” means (a) any international, multinational, national, federal, provincial, state, regional, tribal, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, cabinet, board, bureau, minister, ministry, agency or instrumentality, (b) any subdivision, agent or authority of any of the foregoing, (c) any quasi-governmental or private body including any tribunal, commission, arbitrator or arbitral body, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and (d) any Securities Authority or stock exchange, including the Exchanges.

“Incentive Plans” means, collectively, (a) the Omnibus Incentive Plan, (b) the Legacy Option Plan, and (c) the Paya Equity Plan.

“Incentive Securities” means, collectively, (a) the Options, (b) the PSUs, (c) the RSUs, and (d) the DSUs.

“Interim Order” means the interim order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably).

“Law” means, with respect to any Person, any and all national, federal, provincial, state, tribal, municipal or local law (statutory, common or civil), act, constitution, treaty, convention, ordinance, code, rule, regulation, Order, injunction, judgment, award, decree or ruling, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law or are binding on the Person to which they purport to apply, published policies, guidelines, bulletins and enforcement advisories, standards, notices and protocols of any Governmental Entity, as amended.

“Legacy Option Plan” means the Incentive Stock Option Plan of the Company effective as of September 22, 2020, as amended and in effect as of the date of the Arrangement Agreement.

“Letter of Transmittal” means the letter of transmittal sent to the Shareholders for use in connection with the Arrangement.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, international interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third-party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser, acting reasonably.

“Merger” means the merger of Merger Sub with and into PPI Holdings US Inc. upon the terms and subject to the conditions set forth in the Merger Agreement, with PPI Holdings US Inc. continuing as the surviving corporation of the merger.

“Merger Agreement” means the merger agreement to be entered into by and between Merger Sub and PPI Holdings US Inc.

“Merger Effective Time” has the meaning specified in the Merger Agreement.

“Merger Sub” means a Delaware corporation to be formed as a Subsidiary of Canada Holdco.

“Multiple Voting Shares” means the multiple voting shares in the capital of the Company.

“Novacap” means the limited partnerships managed by Novacap Management Inc. that are holders of Multiple Voting Shares immediately prior to the Effective Time.

“Omnibus Incentive Plan” means the Omnibus Incentive Plan of the Company effective as of February 3, 2021, as amended on April 13, 2022, May 26, 2023 and August 8, 2023 and as in effect as of the date of the Arrangement Agreement.

“Options” means all outstanding options to purchase Subordinate Voting Shares issued pursuant to the Omnibus Incentive Plan, the Legacy Option Plan or the Paya Equity Plan.

“Paya Equity Plan” means the Equity Incentive Plan of Paya Holdings Inc., as amended and reaffirmed effective May 31, 2022, which was assumed by the Company and thereafter amended, as in effect as of the date of the Arrangement Agreement.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“PF” means Philip Fayer.

“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations to this plan of arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“PSUs” means the performance share units of the Company granted to eligible participants under the Omnibus Incentive Plan.

“Purchaser” means Neon Maple Purchaser Inc., a corporation existing under the laws of Canada and, in accordance with Section 8.11 of the Arrangement Agreement, any of its successors or permitted assigns.

“Rollover Agreement” means each of the agreements entered into prior to Closing among, inter alia, the Purchaser and the Rollover Shareholders, for the transfer of Rollover Shares to the Purchaser in connection with the Arrangement.

“Rollover Award Agreement” means each of the agreements entered into prior to Closing among, inter alia, the Canada Parent and the Rollover Awardee, for the treatment of Rollover Awards in connection with the Arrangement.

“Rollover Awardees” means the holders of Options, RSUs and/or PSUs (as applicable) having entered into the Rollover Award Agreements as of Closing.

“Rollover Awards” means the Options, RSUs and/or PSUs (as applicable) held by a Rollover Awardee that are the subject of a Rollover Award Agreement.

“Rollover Consideration” means the consideration described in an applicable Rollover Agreement and payable to a Rollover Shareholder for the transfer of such Rollover Shareholder’s Rollover Shares.

“Rollover Shareholders” means the Shareholders having entered into the Rollover Agreements with the Purchaser.

“Rollover Shares” means the Shares held by a Rollover Shareholder that are the subject of a Rollover Agreement and that are to be exchanged for the consideration set out therein pursuant to a Rollover Agreement as of the Effective Date.

“RSUs” means the restricted share units of the Company granted to eligible participants under the Omnibus Incentive Plan and the Paya Equity Plan.

“S2P” means Smart2Pay.

“S2P Employees” means the actively-employed employees of S2P as at immediately prior to the Effective Time who are party to the S2P Option Entitlements.

“S2P Employment Agreements” means the applicable employment agreement between each S2P Employee and S2P.

“S2P Option Entitlements” means the entitlement of the S2P Employees to be granted Options by the Company under the Omnibus Incentive Plan in June 2025, pursuant to the terms and conditions of each applicable S2P Employment Agreement.

“S2P Vesting Date” has the meaning specified in Section 2.3(17).

“SEC” means the United States Securities and Exchange Commission.

“Securities Authorities” means the applicable securities commissions or securities regulatory authorities of the provinces and territories of Canada and the SEC and the Exchanges.

“Shareholders” means the registered or beneficial holders of the Shares, as the context requires.

“Shares” means, collectively, the Multiple Voting Shares and the Subordinate Voting Shares.

“Subject RSUs” means the RSUs identified in Section 2.7 of the Company Disclosure Letter to the Arrangement Agreement, the vesting of which will be accelerated in accordance with their terms in connection with the consummation of the Arrangement, without any exercise of discretion or other action having to be taken by the Board.

“Subordinate Voting Shares” means the subordinate voting shares in the capital of the Company.

“Tax Act” means the Income Tax Act (Canada).

“U.S. Equivalent” means, in respect of each Option that has an exercise price denominated in Canadian dollars, the amount of such exercise price expressed in U.S. dollars calculated on the basis of the daily exchange rate posted by the Bank of Canada for conversions of Canadian dollars to U.S. dollars on the Business Day immediately preceding the Effective Date.

“WPF” means Whiskey Papa Fox Inc.

Section 1.2 Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)

Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to dollars or to $ are references to U.S. dollars, unless specified otherwise.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases and References, etc. The words (i) “including,” “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of,” “the total of,” “the sum of,” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article” and “Section,” followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms “Plan of Arrangement,” “hereof,” “herein” and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

(5)	Statutory and Agreement References. Except as otherwise provided in this Plan of Arrangement, any reference in this Plan of Arrangement to a statute refers to such statute and all rules and regulations made under it as they may have been or may from time to time be amended, re-enacted or replaced.

(6)

The term “Agreement” and any reference in this Plan of Arrangement to the Arrangement Agreement or any other agreement or document includes, and is a reference to, the Arrangement Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated or replaced and includes all schedules, annexes, appendices and other attachments to it.

(7)

Computation of Time. If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan of Arrangement, then the first day of the period is not counted, but the day of its expiry is counted. Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made or such action will be taken on or not later than the next succeeding Business Day.

(8)	Time References. References to time are to local time, Montréal, Québec.

ARTICLE 2

THE ARRANGEMENT

Section 2.1 Arrangement Agreement

This Plan of Arrangement constitutes an arrangement under Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

Section 2.2 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, Canada Holdco, Canada Parent, all Shareholders (including Rollover Shareholders and Dissenting Holders), all holders of Incentive Securities, the registrar and transfer agent of the Company, the Depositary and all other Persons at and after the Effective Time, in each case without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

Section 2.3 Arrangement

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, starting immediately following the Effective Time and effective as at five (5) minute intervals (in each case, unless otherwise specified):

(1)

Purchaser Advance for Incentive Securities. If requested by the Company at least five (5) Business Days prior to the Effective Date, the Purchaser shall advance, or shall cause to be advanced, to the Company, or as directed by the Company, in the form of a loan to the Company or as otherwise determined by the Purchaser and the Company in accordance with the Arrangement Agreement, an amount equal to the aggregate amount required to be paid to the holders of Incentive Securities in accordance with this Plan of Arrangement (including any payroll taxes in respect thereof);

(2)

Purchaser Advance for Credit Facility Terminations. Unless otherwise agreed in writing by the Purchaser and the Company prior to the Effective Date, the Purchaser shall advance, or shall cause to be advanced, to or on behalf of the Company or its Subsidiaries, as applicable and as directed by the Company or any such Subsidiary, in the form of a loan to the Company, or as otherwise determined by the Purchaser and the Company in accordance with the Arrangement Agreement, or otherwise fund Merger Sub, with an amount equal to the aggregate amount set forth in the executed payoff letter (and similar instruments) with respect to the Existing BMO Credit Facility in order to effect the Credit Facility Terminations as of the Effective Time less any amounts available to the Company and its Subsidiaries to effect such Credit Facility Terminations;

(3)	Options other than Rollover Awards.

(a)

Each Option (other than an Option that is a Rollover Award) outstanding immediately prior to the Effective Time that has not yet vested in accordance with its terms shall be accelerated so that such Option becomes exercisable, notwithstanding the terms of the Omnibus Incentive Plan, the Legacy Option Plan and the Paya Equity Plan (as applicable) or any award or similar agreement pursuant to which such Option was granted or awarded;

(b)

Each Option (other than an Option that is a Rollover Award) outstanding immediately prior to the Effective Time and that has not been duly exercised shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be surrendered by such holder to the Company in exchange for, in respect of each Option for which the Consideration exceeds the Exercise Price, the right to receive from the Company an amount in cash from the Company to be paid in accordance with Section 4.1(3) equal to the number of Shares into which such Option is then exercisable multiplied by the amount by which the Consideration exceeds the applicable Exercise Price in respect of such Option, less any applicable withholdings pursuant to Section 4.3, and such Option shall immediately be cancelled and, following such payment, all of the Company’s obligations with respect to such Option shall be deemed to be fully satisfied; and

(c)

For greater certainty, where the Exercise Price of any such Option is greater than or equal to the Consideration, neither the Company nor the Purchaser shall be obligated to pay the holder of such Option the Consideration or any other amount in respect of such Option, and the Option shall be immediately cancelled for no consideration;

(4)

Rollover Shares held by WPF. Each outstanding Rollover Share held, directly or indirectly, by WPF shall, pursuant to the terms and conditions of the Rollover Agreement entered into between the Purchaser and WPF, be deemed to be transferred (in one or more steps) without any further action, authorization or formality by or on behalf of the holder thereof, to the Purchaser in exchange for the Rollover Consideration, and:

(a)

the holder of each such Rollover Share shall cease to be the holder thereof and to have any rights as a Shareholder, other than the right to be paid the Rollover Consideration in accordance with the applicable Rollover Agreement and this Plan of Arrangement;

(b)	such Rollover Shareholder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Rollover Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(5)

Rollover Shares held by Novacap. Each outstanding Rollover Share held, directly or indirectly, by Novacap shall, pursuant to the terms and conditions of the Rollover Agreement entered into between the Purchaser and Novacap, be deemed to be transferred (in one or more steps) without any further action, authorization or formality by or on behalf of the holder thereof, to the Purchaser in exchange for the Rollover Consideration, and:

(a)

the holder of each such Rollover Share shall cease to be the holder thereof and to have any rights as a Shareholder, other than the right to be paid the Rollover Consideration in accordance with the applicable Rollover Agreement and this Plan of Arrangement;

(b)	such Rollover Shareholder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Rollover Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(6)

Transfer by WPF and Novacap. Each of WPF and Novacap shall, pursuant to the terms and conditions of the applicable Rollover Agreement entered into with the Purchaser and the applicable Rollover Shareholder, transfer its common shares of the Purchaser to Canada Parent;

(7)	Transfer by Canada Parent. Canada Parent shall transfer, or cause to be transferred (in one or more steps), the common shares of the Purchaser acquired pursuant to Section 2.3(6) to Canada Holdco;

(8)

Rollover Shares held by CDPQ. Each outstanding Rollover Share held, directly or indirectly, by CDPQ shall, pursuant to the terms and conditions of the Rollover Agreement entered into between the Purchaser and CDPQ, be deemed to be transferred without any further action, authorization or formality by or on behalf of the holder thereof, to the Purchaser in exchange for the Rollover Consideration, and

(a)

the holder of each such Rollover Share shall cease to be the holder thereof and to have any rights as a Shareholder, other than the right to be paid the Rollover Consideration in accordance with the applicable Rollover Agreement and this Plan of Arrangement;

(b)	such Rollover Shareholder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Rollover Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(9)

Vested RSUs other than RSUs that are Rollover Awards. Other than any RSU that is a Rollover Award, each portion of a vested RSU (including any fractional vested RSU) outstanding immediately prior to the Effective Time shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company to be paid in accordance with Section 4.1(3) equal to the number of Shares underlying such vested RSU (or, in the case of fractional vested RSUs, the applicable fraction of a vested RSU held by the applicable holder as of immediately prior to the Effective Time) multiplied by the Consideration, less any applicable withholdings pursuant to Section 4.3, and each such vested RSU shall immediately be cancelled and all of the Company’s obligations with respect to such vested RSU shall be deemed to be fully satisfied;

(10)

Subject RSUs. Each Subject RSU (including any fractional Subject RSU) outstanding immediately prior to the Effective Time (whether vested or unvested) shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company to be paid in accordance with Section 4.1(3) equal to the number of Shares underlying such Subject RSU (or, in the case of fractional Subject RSUs, the applicable fraction of a Subject RSU held by the applicable holder as of immediately prior to the Effective Time) multiplied by the Consideration, less any applicable withholdings pursuant to Section 4.3, and each such Subject RSU shall immediately be cancelled and all of the Company’s obligations with respect to such Subject RSU shall be deemed to be fully satisfied;

(11)

Unvested RSUs other than RSUs that are Rollover Awards. Other than any RSU that is a Rollover Award or a Subject RSU, each unvested RSU (including any fractional unvested RSU) outstanding immediately prior to the Effective Time shall remain outstanding and shall thereafter, for each Share underlying such unvested RSU, entitle the holder thereof to receive, upon satisfaction of the applicable vesting conditions, an amount in cash from the Company equal to the Consideration (or, in the case of fractional unvested RSUs, the Consideration multiplied by the applicable fraction of an unvested RSU held by the applicable holder as of immediately prior to the Effective Time), less any applicable withholdings pursuant to Section 4.3, and shall be subject to the same terms and conditions applicable to such award of RSUs in accordance with the terms of the Omnibus Incentive Plan, the Paya Equity Plan (as applicable) and any grant or similar agreement evidencing the terms of the corresponding award of RSUs prior to the Effective Time (including for greater certainty vesting conditions and any terms governing the effect of termination of a holder’s employment or engagement), except for such terms and conditions that are rendered inoperative by the transactions contemplated by this Arrangement and for those related to adjustments in connection with the payment of dividends or other distributions. For greater certainty, immediately following the Effective Time, the holder of an RSU subject to this Section 2.3(11) shall have no right to receive any Shares based on or in respect of such RSU and shall not be eligible to receive any dividends or other distributions (whether in cash or otherwise) in respect thereof;

(12)

Vested PSUs other than PSUs that are Rollover Awards. Other than any PSU that is a Rollover Award, each vested PSU (including any fractional vested PSU) outstanding immediately prior to the Effective Time shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company to be paid in accordance with Section 4.1(3) equal to the number of Shares underlying such vested PSU (or, in the case of fractional vested PSUs, the applicable fraction of a vested PSU held by the applicable holder as of immediately prior to the Effective Time) multiplied by the Consideration, less any applicable withholdings pursuant to Section 4.3, and each such vested PSU shall immediately be cancelled and all of the Company’s obligations with respect to such vested PSU shall be deemed to be fully satisfied;

(13)

Unvested PSUs other than PSUs that are Rollover Awards. Other than any PSU that is a Rollover Award, each unvested PSU (including any fractional unvested PSU) outstanding immediately prior to the Effective Time shall remain outstanding and shall thereafter, for each Share underlying such unvested PSU, entitle the holder thereof to receive, upon satisfaction of the applicable vesting conditions, an amount in cash from the Company equal to the Consideration (or, in the case of fractional unvested PSUs, the Consideration multiplied by the applicable fraction of an unvested PSU held by the applicable holder as of immediately prior to the Effective Time), less any applicable withholdings pursuant to Section 4.3, and shall be subject to the same terms and conditions (including any applicable performance criteria and/or other vesting conditions, but subject to such adjustments thereto as the Board may deem fair and reasonable as a result of the completion of the Arrangement) applicable to such award of PSUs in accordance with the terms of the Omnibus Incentive Plan, the Paya Equity Plan (as applicable) and any grant or similar agreement evidencing the terms of the corresponding award of PSUs prior to the Effective Time (including, for greater certainty, any terms governing the effect of termination of a holder’s employment or engagement), except for such terms and conditions that are rendered inoperative by the transactions contemplated by this Arrangement and for those related to adjustments in connection with the payment of dividends or other distributions. For greater certainty, immediately following the Effective Time, the holder of a PSU subject to this Section 2.3(13) shall have no right to receive any Shares based on or in respect of such PSU and shall not be eligible to receive any dividends or other distributions (whether in cash or otherwise) in respect of thereof;

(14)

Vested and unvested DSUs. Each DSU (including any fractional DSU) outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the Omnibus Incentive Plan or any award or similar agreement pursuant to which any such DSUs were granted or awarded, as applicable, be deemed to have vested and be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company to be paid in accordance with Section 4.1(3) equal to the number of Shares underlying such DSU (or, in the case of fractional DSUs, the applicable fraction of a DSU held by the applicable holder as of immediately prior to the Effective Time) multiplied by the Consideration, less any applicable withholdings pursuant to Section 4.3, and each such DSU shall immediately be cancelled and all of the Company’s obligations with respect to such DSU shall be deemed to be fully satisfied;

(15)

Treatment of Incentive Securities. (a) Each holder of Incentive Securities cancelled pursuant to this Section 2.3 shall cease to be a holder of such Incentive Securities; (b) such holder’s name shall be removed from each applicable register; (c) each such holder shall cease to have any rights as a holder in respect of such Incentive Securities or under the Incentive Plans and have only the right to receive the consideration, if any, to which it is entitled pursuant to this Section 2.3, at the time and in the manner specified in this Plan of Arrangement; and (d) any and all option, award or similar agreements relating to the Incentive Securities that are deemed to have been assigned and surrendered by such holder to the Company shall be terminated and shall be of no further force and effect;

(16)

Options, RSUs and PSUs that are Rollover Awards. Each Option, RSU and PSU that is a Rollover Award (in each case, vested or unvested) outstanding immediately prior to the Effective Time shall be subject to such treatment as set out in the applicable Rollover Award Agreement, on such terms and conditions as are set out therein;

(17)

S2P Option Entitlements. The S2P Option Entitlements shall be extinguished and of no further force and effect, without any further action by or on behalf of S2P, the S2P Employees, the Company, the Purchaser or any other Person, in exchange for the right of each S2P Employee who is actively-employed by S2P as at immediately prior to the date on which such S2P Option Entitlements would have otherwise vested in accordance with their terms (the “S2P Vesting Date”), to receive from the Company (or any successor thereto) an amount in cash, payable on or shortly after the S2P Vesting Date, in such amount as shall be determined by the board of directors of the Company (or any successor thereto) in good faith and in consultation with legal counsel in accordance and compliance with, and subject in all respects to, the requirements of applicable Laws of the Netherlands;

(18)

Dissenting Holders. Each outstanding Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised and not withdrawn shall be deemed to have been transferred by such Dissenting Holder without any further action, authorization or formality by or on behalf of the holder thereof to the Purchaser in consideration for the right to receive an amount determined and payable in accordance with Section 3.1, and:

(a)

such Dissenting Holder shall cease to be the holder of such Share and to have any rights as a Shareholder, other than the right to receive an amount determined and payable in accordance with Section 3.1;

(b)	such Dissenting Holder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(19)

Shares. Concurrently with step in Section 2.3(16) above, each outstanding Share (other than the Shares held by Dissenting Holders in respect of which Dissent Rights have been validly exercised and not withdrawn, the Rollover Shares and Shares, if any, held by Canada Parent or any of its Subsidiaries other than the Purchaser) shall be transferred without any further action, authorization or formality by or on behalf of the holder thereof, to the Purchaser in exchange for the Consideration, less any applicable withholdings pursuant to Section 4.3, and:

(a)

the holder of each such Share shall cease to be the holder thereof and to have any rights as a Shareholder, other than the right to be paid the Consideration in accordance with this Plan of Arrangement;

(b)	such holder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof, such that following the transactions contemplated by Section 2.3(16) and this Section 2.3(19), the Purchaser shall be the legal and beneficial owner of 100% of the Shares other than Shares, if any, held by Canada Parent or any of its Subsidiaries (other than the Purchaser);

(20)

Rollover Shares held by PF. Each outstanding Rollover Share held, directly, by PF shall, pursuant to the terms and conditions of the Rollover Agreement entered into between the Purchaser and PF, be deemed to be transferred without any further action, authorization or formality by or on behalf of the holder thereof, to the Purchaser in exchange for the Rollover Consideration, and:

(a)

the holder of each such Rollover Share shall cease to be the holder thereof and to have any rights as a Shareholder, other than the right to be paid the Rollover Consideration in accordance with the applicable Rollover Agreement and this Plan of Arrangement;

(b)	such Rollover Shareholder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Rollover Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(21)

Transfer by CDPQ and PF. Each of CDPQ and PF shall, pursuant to the terms and conditions of the applicable Rollover Agreement entered into between the Purchaser and the applicable Rollover Shareholder, transfer its common shares of the Purchaser to Canada Parent;

(22)	Transfer by Canada Parent. Canada Parent shall transfer, or cause to be transferred (in one or more steps), the common shares of the Purchaser acquired pursuant to Section 2.3(21) to Canada Holdco;

(23)	Merger. At the Merger Effective Time, the Merger shall become effective; and

(24)

Notwithstanding anything in this Section 2.3 to the contrary, to the extent the Company determines that any treatment of any Option, RSU, PSU or DSU or payment pursuant to this Section 2.3 may trigger any tax or penalty under Section 409A of the U.S. Internal Revenue Code of 1986, as amended, the Company shall be permitted to take any and all action the Company in its sole discretion, after consultation with and approval by Purchaser, deems necessary or advisable to avoid such tax or penalty, including by altering the treatment or payment terms or otherwise providing that such payment shall be made on the earliest date that payment would not trigger such tax or penalty.

ARTICLE 3

DISSENT RIGHTS

Section 3.1 Dissent Rights

(1)

Registered and beneficial holders of Shares as of the record date for the Meeting and who are registered Shareholders prior to the deadline for exercising dissent rights may exercise dissent rights with respect to all of the Shares held by such registered holders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order, the Final Order, any other order of the Court and this Section 3.1, provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Subsection 190(5) of the CBCA must be received by the Company no later than 5:00 p.m. (Montréal Time) two (2) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(2)

Each Dissenting Holder who duly exercises Dissent Rights shall be deemed to have transferred the Shares held by such holder to the Purchaser as provided, and as of the time stipulated, in Section 2.3(16) and if such holder is ultimately determined to be:

(a)

entitled to be paid fair value for such Shares, (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(16)), (ii) shall be entitled to be paid the fair value of such Shares by the Purchaser, less any applicable withholdings, which fair value, notwithstanding anything to the contrary in the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the Meeting, and (iii) will not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Shares; or

(b)

not entitled, for any reason, to be paid the fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis and at the same time as Shareholders who have not exercised Dissent Rights in respect of such Shares and shall be entitled to receive the Consideration to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(19) hereof.

Section 3.2 Recognition of Dissenting Holders

(1)

In no case shall the Company, the Purchaser, the Depositary or any other Person be required to recognize any Dissenting Shareholder or any other Person exercising Dissent Rights unless such Person (a) as of the record date for the Meeting, is the registered or beneficial holder of those Shares in respect of which such rights are sought to be exercised, (b) as of the deadline for exercising Dissent Rights, is the registered holder of those Shares in respect of which such rights are sought to be exercised and (c) has strictly complied with the procedures for exercising Dissent Rights and has not withdrawn such dissent prior to the Effective Time.

(2)

In no case shall the Company, the Purchaser or any other Person be required to recognize any holder of Shares who exercises Dissent Rights as a holder of such Shares after the completion of the transfer under Section 2.3(16) and the names of such Dissenting Holders shall be removed from the registers of holders of Shares at the same time as the event described in Section 2.3(16) occurs.

(3)

Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the Consideration to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(19) hereof.

(4)

In addition to any other restrictions under the Interim Order or Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (a) holders of Incentive Securities (in their capacity as holders of Incentive Securities); (b) Shareholders who voted or instructed a proxyholder to vote Shares in favour of the Arrangement Resolution; (c) the Rollover Shareholders; and (d) any Person who is not a registered holder of Shares.

ARTICLE 4

CERTIFICATES AND PAYMENTS

Section 4.1 Payment of Consideration

(1)

The Purchaser shall on or prior to the Effective Date and prior to the filing by the Company of the Articles of Arrangement with the Director, (i) deposit with, or cause to be deposited with, the Depositary sufficient funds to satisfy (a) the aggregate Consideration payable to the Shareholders pursuant to this Plan of Arrangement (other than Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) and (b) the aggregate cash portion of the Rollover Consideration payable to the Rollover Shareholders pursuant to the Rollover Agreements and this Plan of Arrangement, in each case into escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably), and (ii) if applicable, provide the Company (or at the direction of the Company) or Merger Sub, with the amounts contemplated by Section 2.3(1) and Section 2.3(2).

(2)

Upon surrender to the Depositary of a DRS Advice or a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.3(19), as applicable, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Shares that were represented by such surrendered DRS Advice or certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash payment which such holder has the right to receive under this Plan of Arrangement for such Shares, without interest, less any amounts withheld pursuant to Section 4.3, and any DRS Advice or certificate so surrendered shall forthwith be cancelled.

(3)

As soon as practicable after the Effective Time, the Purchaser shall cause the Company, or the relevant Subsidiary of the Company, to deliver to each former holder of Options, S2P Option Entitlements, PSUs, RSUs and DSUs the cash payment, if any, net of applicable withholdings pursuant to Section 4.3, that such holder is entitled to receive under this Plan of Arrangement, either (i) pursuant to the normal payroll practices and procedures of the Company, or the relevant Subsidiary of the Company or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company, or the relevant Subsidiary of the Company, is not practicable for any such holder, by cheque (delivered to the address of such holder of Options, S2P Option Entitlements, PSUs, RSUs or DSUs, as reflected on the register maintained by or on behalf of the Company in respect of the Options, S2P Option Entitlements, PSUs, RSUs and DSUs) or such other means as the Company may elect. Notwithstanding that amounts under this Plan of Arrangement are calculated in U.S. dollars, the Company is entitled to make the payments contemplated in this Section 4.1(3) in the applicable currency in respect of which the Company customarily makes payment to such holder by using the applicable Bank of Canada daily exchange rate in effect on the date that is ten (10) Business Days immediately preceding the Effective Date.

(4)

Until surrendered as contemplated by this Section 4.1, each DRS Advice or certificate that immediately prior to the Effective Time represented Shares (other than Rollover Shares) shall be deemed after the Effective Time to represent only the right to receive upon such surrender the cash payment which the holder is entitled to receive in lieu of such DRS Advice or certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such DRS Advice or certificate formerly representing Shares (other than Rollover Shares) not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares (other than Rollover Shares) of any kind or nature against or in the Company or the Purchaser. On such date, all cash payments to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(5)

Any payment made by the Depositary (or the Company or any of its Subsidiaries, as applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares and the Incentive Securities in accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(6)

No holder of Shares, Rollover Shares, Incentive Securities or S2P Option Entitlements shall be entitled (following the completion of this Plan of Arrangement) to receive any consideration with respect to such Shares, Rollover Shares, Incentive Securities or S2P Option Entitlements other than the cash payment or the consideration set out in the applicable Rollover Agreement or Rollover Award Agreement, if any, or which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and no such holder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than, in respect of Shares, any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to any securities of the Company with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares that were transferred pursuant to Section 2.3.

Section 4.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the register of holders of Shares maintained by or on behalf of the Company, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the cash payment which such holder is entitled to receive for such Shares under this Plan of Arrangement. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such payment is to be delivered shall, as a condition precedent to the delivery of such payment, give a bond satisfactory to the Purchaser, the Company and the Depositary (each acting reasonably) in such amount as the Purchaser may direct, or otherwise indemnify the Company, the Depositary and the Purchaser in a manner satisfactory to the Company, the Depositary and the Purchaser (each acting reasonably), against any claim that may be made against the Company, the Depositary or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.3 Withholding Rights

Each of the Purchaser, the Company, any Subsidiary of the Company, the Depositary or any other Person that makes a payment hereunder shall be entitled to deduct or withhold from any amount otherwise payable under this Plan of Arrangement (including any amounts payable to Shareholders exercising Dissent Rights or to former Shareholders or holders of Incentive Securities) to any Person, such amounts as the Purchaser, the Company, any Subsidiary of the Company, the Depositary or any other Person determines, acting reasonably, are required to be deducted or withheld with respect to such payment under the Tax Act, the Code, or any provision of any Law and shall remit such deduction and withholding amount to the appropriate Governmental Entity. To the extent that amounts are so properly deducted or withheld and remitted to the appropriate Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Plan of Arrangement as having been paid to such Person, in respect of which such deduction or withholding and remittance was made.

Section 4.4 Calculations

All aggregate amounts of cash consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01). All calculations and determinations made in good faith by the Purchaser, the Company, or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.

Section 4.5 Interest

Under no circumstances shall interest accrue or be paid by the Purchaser, the Company or any of its Subsidiaries, the Depositary or any other Person to Shareholders, holders of Incentive Securities or other Persons depositing DRS Advices or certificates pursuant to this Plan of Arrangement, in each case in respect of Shares or Incentive Securities, regardless of any delay in making any payment contemplated hereunder.

Section 4.6 No Liens

Any exchange or transfer of securities, deemed or otherwise, in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 4.7 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares, Rollover Shares and Incentive Securities issued or outstanding prior to the Effective Time, the S2P Option Entitlements and the S2P Employment Agreements; (b) the rights and obligations of the Shareholders or the holders of Incentive Securities, the Company, the Purchaser, the Depositary, and any registrar or transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any securities of the Company, including the Shares, Rollover Shares, Incentive Securities and S2P Option Entitlements, shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS

Section 5.1 Amendments

(1)

The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (a) be set out in writing, (b) be approved by the Company and the Purchaser, each acting reasonably, (c) be filed with the Court, and, if made following the Meeting, approved by the Court and (d) be communicated to Shareholders if and as requested by the Court.

(2)

Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to or at the Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication to the Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)

The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court, and, if and as required by the Court, (i) after communication to the Shareholders and (ii) with the approval of the Shareholders in the manner directed by the Court.

(4)

Notwithstanding anything to the contrary contained herein, prior to the Effective Time, the Company and the Purchaser may, and following the Effective Time, the Purchaser may unilaterally, amend, modify and/or supplement this Plan of Arrangement at any time and from time to time without the approval of the Court, the Shareholders or any other Persons, provided that each such amendment, modification and/or supplement (a) must concern a matter which, in the reasonable opinion of each of the Company and the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement, and (b) is not adverse to the economic interests of any Shareholders or holders of Incentive Securities or, to the extent the amendment, modification and/or supplement is made following the Effective Time, former Shareholders or former holders of Incentive Securities.

Section 5.2 Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6

FURTHER ASSURANCES

Section 6.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

APPENDIX C

FORMAL VALUATION AND TD SECURITIES FAIRNESS OPINION

See attached.

C-1

TD Securities

TD Securities Inc.

TD Tower

66 Wellington Street West, 9th Floor

Toronto, Ontario M5K 1A2

April 1, 2024

The Special Committee of the Board of Directors

Nuvei Corporation

1100 René-Lévesque Boulevard West, Suite 900

Montréal, Québec, Canada

H3B 4N4

To the Special Committee of the Board of Directors:

TD Securities Inc. (“TD Securities”) understands that Nuvei Corporation (“Nuvei” or the “Company”) is contemplating entering into a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which a newly-formed entity controlled by Advent International, L.P. (“Advent”), with the support of the Rollover Shareholders (as defined below), will acquire all the issued and outstanding subordinate voting shares of Nuvei (“Subordinate Voting Shares”) and any multiple voting shares of Nuvei (“Multiple Voting Shares” and, collectively with the Subordinate Voting Shares, the “Shares”) that are not Rollover Shares (as defined below) (the “Arrangement”) for a price of $34.00 per Share in cash (the “Consideration”). We also understand that each of the Company’s holders of Multiple Voting Shares (collectively, the “Rollover Shareholders”), being Philip Fayer, Whiskey Papa Fox Inc., an affiliate of Philip Fayer, certain investment funds managed by Novacap Management Inc. (collectively, “Novacap”) and Caisse de dépôt et placement du Québec (“CDPQ”) will participate in the Arrangement as equity investors by effectively rolling approximately 95%, 65% and 75%, respectively, of their Shares (the “Rollover Shares”). The above description is summary in nature. The specific terms and conditions of the Arrangement are set forth in the Arrangement Agreement and will be further described in a circular (the “Circular”) that will be mailed to the holders of the Shares (the “Shareholders”) in connection with the Arrangement.

TD Securities also understands that a committee of independent members of the Board of Directors of Nuvei (the “Special Committee”) was constituted to, among other things, supervise the preparation of a formal valuation required by Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (corresponding to Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions in the Province of Québec) (“MI 61-101”) and to make a recommendation regarding the Arrangement to the Board of Directors of Nuvei. The Special Committee has retained TD Securities to prepare and deliver to the Special Committee: (i) a formal valuation (the “Formal Valuation”) of the Shares in accordance with the requirements of MI 61-101; and (ii) an opinion (the “Fairness Opinion” and together with the Formal Valuation, the “Formal Valuation and Fairness Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders, other than the Rollover Shareholders and any other Shareholders required to be excluded from the minority approval pursuant to MI 61-101.

All financial references in this letter are to United States dollars unless otherwise indicated.

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ENGAGEMENT OF TD SECURITIES BY THE SPECIAL COMMITTEE

TD Securities was first contacted by the Special Committee on December 3, 2023 and was engaged by the Special Committee pursuant to an engagement letter (the “Engagement Letter”) effective December 14, 2023. On April 1, 2024, at the request of the Special Committee, TD Securities orally delivered the Formal Valuation and Fairness Opinion. This Formal Valuation and Fairness Opinion provides the same conclusions and opinions, in writing, as of April 1, 2024. The terms of the Engagement Letter provide that TD Securities will receive fees totaling C$2.55 million for its services provided prior to and as of April 1, 2024, and may receive up to C$200,000 of additional fees for the continuation of its financial advisory services provided to the Special Committee in connection with the Engagement Letter (none of which additional fees are contingent, either in whole or in part, on the outcome of the Arrangement). TD Securities is to be reimbursed for reasonable out-of-pocket expenses.

Furthermore, Nuvei has agreed to indemnify TD Securities in certain circumstances against certain expenses, losses, claims, actions, suits, proceedings, investigations, damages and liabilities that may arise directly or indirectly from services performed by TD Securities in connection with the Engagement Letter. The fees payable to TD Securities under the Engagement Letter are not contingent, either in whole or in part, upon the conclusions reached by TD Securities in the Formal Valuation and Fairness Opinion or on the outcome of the Arrangement. Subject to the terms of the Engagement Letter, TD Securities consents to the inclusion of the Formal Valuation and Fairness Opinion in the Circular, along with a summary thereof, in a form acceptable to TD Securities, and to the filing thereof with the applicable Canadian and U.S. securities regulatory authorities.

CREDENTIALS OF TD SECURITIES

TD Securities is a North American investment banking firm with operations in a broad range of investment banking activities, including corporate finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing valuations and fairness opinions, including in connection with transactions that are subject to the formal valuation requirements of MI 61-101. The Special Committee determined that TD Securities was a qualified valuator and selected it based on its qualifications, expertise and reputation, and its experience with MI 61-101 valuations.

The Formal Valuation and Fairness Opinion is the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters. The Formal Valuation and Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Canadian Investment Regulatory Organization of Canada (“CIRO”), but CIRO has not been involved in the preparation or review of the Formal Valuation and Fairness Opinion.

INDEPENDENCE OF TD SECURITIES

Neither TD Securities nor any of its affiliated entities (as such term is defined for the purposes of MI 61-101) (i) is an associated entity or affiliated entity or issuer insider (as such terms are defined in MI 61-101) of Nuvei, Advent, Philip Fayer, Novacap, CDPQ or any of their respective associated entities or affiliated entities or issuer insiders (each an “Interested Party,” and collectively, the “Interested Parties”); (ii) is an advisor to any of the Interested Parties in connection with the Arrangement other than to the Special Committee pursuant to the Engagement Letter; (iii) is a manager or co-manager of a soliciting dealer group for the Arrangement (or a member of the soliciting dealer group for the Arrangement providing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security

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holder fees payable to the other members of the group); or (iv) has a material financial interest in the completion of the Arrangement.

TD Securities and its affiliated entities have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of the Interested Parties, and have not had a material financial interest in any transaction involving the Interested Parties during the 24 months preceding the date on which TD Securities was first contacted with respect to the Formal Valuation and Fairness Opinion and up until the date of the Formal Valuation and Fairness Opinion, other than as described herein.

During the 24 months preceding the date on which TD Securities was first contacted in respect of the Formal Valuation and Fairness Opinion and up until the date of the Formal Valuation and Fairness Opinion, TD Securities and its affiliated entities have provided ordinary course financial advisory and investment banking services to Advent and its affiliates, including acting in the following capacities for Advent and its affiliates: (i) bookrunner for one offering of equity securities for gross proceeds of $119 million; and (ii) lead or co-lead underwriter for two offerings of debt securities for gross proceeds of $12.3 billion.

During the 24 months preceding the date on which TD Securities was first contacted in respect of the Formal Valuation and Fairness Opinion and up until the date of the Formal Valuation and Fairness Opinion, TD Securities and its affiliated entities have provided ordinary course financial advisory and investment banking services to Novacap and its affiliates, including acting in the following capacities for Novacap and its affiliates: (i) financial advisor for two transactions with an aggregate transaction value of C$1.0 billion; and (ii) co-lead underwriter on one offering of debt securities for gross proceeds of $274 million. In addition, TD Securities has an aggregate investment commitment of C$35 million across three investment funds managed by Novacap. TD Securities and its affiliated entities are also presently engaged as financial advisor to an affiliate entity of Novacap on a potential M&A transaction.

During the 24 months preceding the date on which TD Securities was first contacted in respect of the Formal Valuation and Fairness Opinion and up until the date of the Formal Valuation and Fairness Opinion, TD Securities and its affiliated entities have provided ordinary course financial advisory and investment banking services to CDPQ and its affiliates, including acting in the following capacities for CDPQ and its affiliates: (i) financial advisor for eight transactions with an aggregate transaction value of C$3.4 billion; and (ii) lead or co-lead underwriter for ten offerings of debt securities for gross proceeds of C$15.1 billion. TD Securities and its affiliated entities are also presently engaged as financial advisor to CDPQ and its affiliates on three potential M&A transactions.

In connection with the foregoing activities TD Securities received fees which are not, individually or in the aggregate, financially material to TD Securities, and do not give TD Securities any financial incentive in respect of the conclusions reached in the Formal Valuation and Fairness Opinion. There are no understandings or agreements between TD Securities and the Interested Parties with respect to future financial advisory or investment banking business. TD Securities and/or its affiliates may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties. The Toronto-Dominion Bank, the parent company of TD Securities, and its affiliates may in the future, in the ordinary course of their respective businesses, provide banking services or credit facilities to the Interested Parties.

TD Securities and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party, and, from time to time, may have executed or may execute transactions on behalf of any Interested Party for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and

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investment advice to its clients on investment matters, including matters with respect to the Arrangement, or any other Interested Party.

SCOPE OF REVIEW

In connection with the Formal Valuation and Fairness Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness, accuracy or reasonableness of) or carried out, among other things, the following:

1.	draft of the Arrangement Agreement dated March 27, 2024, together with a summary of updates thereto through March 31, 2024, including the draft Plan of Arrangement appended thereto;

2.	draft of the form of Rollover Shareholder Support and Voting Agreement dated March 27, 2024;

3.	draft debt commitment letters dated March 13, 2024;

4.	audited financial statements of Nuvei and related management’s discussion and analysis for the fiscal years ended December 31, 2020, December 31, 2021, December 31, 2022 and December 31, 2023;

5.	preliminary draft financial information from Nuvei Management (as defined below) with respect to the month ended January 31, 2024;

6.

final long form prospectus regarding the initial public offering in Canada dated September 17, 2020, prospectus supplement regarding the initial public offering in the United States dated October 5, 2021, and other initial public offering associated securities regulatory filings;

7.	other securities regulatory filings of Nuvei for the fiscal years ended December 31, 2020, December 31, 2021, December 31, 2022 and December 31, 2023;

8.

projected financial and operational information for Nuvei for the fiscal years ending December 31, 2024 through December 31, 2028 prepared by Nuvei Management in December 2023 and subsequently updated in March 2024 (the “Management Forecast”);

9.

discussions with the Chief Executive Officer, Chief Financial Officer and General Counsel and Corporate Secretary of Nuvei with respect to the information referred to above and other matters considered relevant by TD Securities;

10.	discussions with members of the Special Committee with respect to the matters noted above and other matters considered relevant by TD Securities;

11.	discussions with and information received from, Barclays Capital Inc., financial advisor to Nuvei, regarding the process, the Arrangement and the Company, in each case on behalf of Nuvei;

12.	discussions with Advent, the Rollover Shareholders and their respective financial advisors with respect to matters considered relevant by TD Securities;

13.	discussions with select participants of the targeted market check to solicit additional indications of interest to acquire Nuvei, conducted at the instruction of the Board of Directors of Nuvei;

14.

discussions with Norton Rose Fulbright Canada LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP, legal advisors to the Special Committee, with respect to various legal matters relating to Nuvei, the Arrangement and other matters considered relevant by TD Securities;

15.	representations contained in a certificate dated March 30, 2024, from the Chief Executive Officer and the Chief Financial Officer of Nuvei (the “Certificate”);

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16.	various research publications prepared by industry and equity research analysts regarding Nuvei and other selected public entities considered relevant;

17.	public information relating to the business, operations, financial performance and security trading history of Nuvei and other selected public entities considered relevant;

18.	public information with respect to certain other transactions of a comparable nature considered relevant; and

19.	such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

As of April 1, 2024, the date of this Formal Valuation and Fairness Opinion, TD Securities had not reviewed any draft of the Circular as no such draft was available on such date. TD Securities did not meet with the auditors of Nuvei and has assumed the accuracy and completeness of, and has relied upon, without independent verification, the financial statements of Nuvei.

PRIOR VALUATIONS

The Chief Executive Officer and the Chief Financial Officer, on behalf of Nuvei and not in their personal capacities, have represented in the Certificate to TD Securities that, to the best of their knowledge, information and belief after due inquiry, there have been no valuations or appraisals relating to Nuvei or any affiliate or any of their respective material assets or material liabilities (“material assets” and “material liabilities” have the meanings ascribed thereto in the Certificate, as described below) made in the preceding 24 months and in the possession or control of Nuvei.

ASSUMPTIONS AND LIMITATIONS

With Nuvei’s acknowledgement and agreement as provided for in the Engagement Letter with the Special Committee, TD Securities has relied upon the accuracy and completeness of all financial and other data and information filed by Nuvei with securities regulatory or similar authorities (including under Nuvei’s profiles on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov), provided to it by or on behalf of Nuvei, its representatives or its affiliates, or otherwise obtained by or discussed with TD Securities, including the Certificate (collectively, the “Information”). The Formal Valuation and Fairness Opinion is conditional upon such accuracy and completeness, in all material respects, of the Information. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy or completeness of any of the Information.

With respect to the budgets, forecasts, projections or estimates, including the Management Forecast, provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has been advised by Nuvei, and has assumed with the consent of the Special Committee, however, that such budgets, forecasts, projections and estimates provided to TD Securities and used in its analyses were prepared using the assumptions which TD Securities has been advised are (or were at the time of preparation and continue to be), in the reasonable opinion of Nuvei, reasonable in the circumstances, and with respect to the Management Forecast, reflect Nuvei Management’s best currently available estimates and good faith judgments as to the future financial performance of Nuvei. TD Securities expresses no independent view as to the reasonableness of such budgets, forecasts, projections and estimates, including the Management Forecast, or the assumptions on which they are based.

The Chief Executive Officer and the Chief Financial Officer of Nuvei (collectively, “Nuvei Management”), on behalf of Nuvei and not in their personal capacities, have made representations to TD Securities in the

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Certificate, and the Formal Valuation and Fairness Opinion is conditional on the accuracy and completeness of these representations, which TD Securities has assumed will continue to be accurate and complete as of the date of the Formal Valuation and Fairness Opinion. Such representations in the Certificate include, among other things, that to the best of the knowledge, information and belief after due inquiry of the signatories to the Certificate, (i) that Nuvei has no information or knowledge of any facts public or otherwise not specifically provided to TD Securities relating to Nuvei which would reasonably be expected to affect materially the Formal Valuation or Fairness Opinion; (ii) with the exception of forecasts, projections or estimates referred to in subparagraph (iv) below, the information, data and other material (collectively, “Nuvei Information”) as filed under Nuvei’s profile on SEDAR+ and/or provided to TD Securities by or on behalf of Nuvei or its representatives in respect of Nuvei and its affiliates in connection with the Arrangement is or, in the case of historical Nuvei Information was, at the date of preparation, true, complete and accurate in all material respects and did not and does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make the Nuvei Information not misleading in the light of circumstances in which it was presented; (iii) to the extent that any of the Nuvei Information identified in subparagraph (ii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or updated by more current information not provided to TD Securities by or on behalf of Nuvei or its representatives and there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Nuvei and no material change has occurred in the Nuvei Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Formal Valuation or Fairness Opinion; (iv) any portions of the Nuvei Information provided to TD Securities (or filed on SEDAR+) which constitute forecasts, projections or estimates were prepared using the assumptions, which, in the reasonable opinion of Nuvei, are (or were at the time of preparation and continue to be, unless otherwise indicated in writing by Nuvei) reasonable in the circumstances; (v) there have been no valuations or appraisals relating to Nuvei or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of Nuvei other than those which have been provided to TD Securities or, in the case of valuations known to Nuvei which it does not have within its possession or control, notice of which has not been given to TD Securities; (vi) there have been no verbal or written offers or serious negotiations for or transactions involving any material property of Nuvei or any of its affiliates during the preceding 24 months which have not been disclosed to TD Securities; (vii) since the dates on which the Nuvei Information was provided to TD Securities (or filed on SEDAR+), no material transaction has been entered into by Nuvei or any of its affiliates; (viii) other than as disclosed in the Nuvei Information, neither Nuvei nor any of its affiliates has any material contingent liabilities and there are no actions, suits, claims, proceedings, investigations or inquiries pending or threatened against or affecting the Arrangement, Nuvei or any of its affiliates at law or in equity or before or by any federal, national, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality which may, in any way, materially adversely affect Nuvei or its affiliates or the Arrangement; (ix) all financial material, documentation and other data concerning the Arrangement, Nuvei and its affiliates, including any projections or forecasts provided to TD Securities, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of Nuvei, except for any financial information presented and calculated on a non-IFRS basis; (x) there are no agreements, undertakings, commitments or understandings (whether written or oral, formal or informal) relating to the Arrangement, except as have been disclosed to TD Securities; (xi) the contents of any and all documents prepared in connection with the Arrangement for filing with regulatory authorities or delivery or communication to securityholders of Nuvei (collectively, the “Disclosure Documents”) have been, are and will be true, complete and correct in all material respects and have not and will not contain any misrepresentation (as defined in the Securities Act (Québec)) and the Disclosure Documents have complied, comply and will comply in all material respects with all requirements under applicable laws; and (xii) there is no plan or proposal for any material change (as defined in the Securities Act (Québec)) in the affairs of Nuvei which have not been disclosed to TD Securities. For the purposes of subparagraphs (v) and (vi),

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“material assets,” “material liabilities” and “material property” shall include assets, liabilities and property of Nuvei or its affiliates having a gross value greater than or equal to $50 million, but shall exclude any sales of services in the ordinary course of business.

In preparing the Formal Valuation and Fairness Opinion, TD Securities has made a number of assumptions, including that all final or executed versions of agreements and documents will conform in all material respects to the drafts provided to TD Securities, that all conditions precedent to the consummation of the Arrangement can and will be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities, courts of law, or third parties required in respect of or in connection with the Arrangement will be obtained in a timely manner, in each case without adverse condition, qualification, modification or waiver, that all steps or procedures being followed to implement the Arrangement are valid and effective and comply in all material respects with all applicable laws and regulatory requirements, that all required documents have been or will be distributed to Shareholders in accordance with applicable laws and regulatory requirements, and that the disclosure in such documents is or will be complete and accurate in all material respects and such disclosure complies or will comply in all material respects with the requirements of all applicable laws and regulatory requirements. In its analysis in connection with the preparation of the Formal Valuation and Fairness Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of TD Securities, Nuvei, Advent, the Rollover Shareholders and their respective subsidiaries and affiliates or any other party involved in the Arrangement. The Formal Valuation and Fairness Opinion is conditional on all such assumptions being correct.

The Formal Valuation and Fairness Opinion has been provided for the benefit of the Special Committee (in its capacity as such) in connection with and for purposes of its evaluation of the Arrangement and for inclusion in the Circular relating to the Arrangement and is not intended to be, and does not constitute, a recommendation to the Special Committee that Nuvei enter into the Arrangement Agreement or approve the Arrangement or that any Shareholder vote in favour of or otherwise take any action in connection with the Arrangement.

The Formal Valuation and Fairness Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to Nuvei, nor does it address the underlying business decision to implement the Arrangement or any other term or aspect of the Arrangement, the Arrangement Agreement or any other agreements entered into or amended in connection with implementing the Arrangement. TD Securities expresses no opinion with respect to future trading prices of securities of Nuvei. In considering the fairness, from a financial point of view, of the Consideration to be received by the Shareholders, other than the Rollover Shareholders and any other Shareholders required to be excluded from the minority approval pursuant to MI 61-101, pursuant to the Arrangement, TD Securities did not consider the specific circumstances of any particular Shareholder, including with regard to income tax considerations. The Formal Valuation and Fairness Opinion is rendered as of April 1, 2024, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Nuvei and its subsidiaries and affiliates as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Formal Valuation and Fairness Opinion and, although TD Securities reserves the right to change, withdraw or supplement the Formal Valuation and Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to change, withdraw or supplement the Formal Valuation and Fairness Opinion after such date. TD Securities has not undertaken an independent evaluation, appraisal or physical inspection of any assets or liabilities (contingent or otherwise) of Nuvei or its subsidiaries or affiliates, nor has it been furnished with any such evaluation or appraisal.

TD Securities is not an expert on, and did not provide advice to the Special Committee regarding, legal, accounting, regulatory or tax matters. TD Securities has relied upon, without independent verification, the

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assessment of the Special Committee and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters.

The preparation of a formal valuation and fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Formal Valuation and Fairness Opinion. Accordingly, the Formal Valuation and Fairness Opinion should be read in its entirety.

OVERVIEW OF NUVEI

Nuvei is a Canadian fintech company that provides payment technology and solutions to businesses globally. The Company offers a proprietary modular technology platform that combines gateway, acceptance, reconciliation, settlement, currency management, risk management and other value-added solutions. Through Nuvei’s platform, businesses can pay and/or accept payments worldwide regardless of the transaction counterparty’s location, device or preferred payment method. Nuvei connects businesses with their customers in more than 200 markets worldwide, with 150 currencies and 700 alternative payment methods.

Nuvei distributes its solutions through three channels: direct sales targeting mid-market to large enterprises, indirect sales targeting smaller merchants, and through its technology partners. Revenue is generated from customers’ daily sales volume and various transaction and subscription-based fees for its modular technology. Examples of Nuvei’s modular technology include gateway, global processing, APMs, currency management, global payouts, fraud risk management, card issuing, digital asset payments, open banking, data reporting and reconciliation tools. Nuvei’s revenue is largely recurring due to the mission-critical nature of its payments product and custom integration of its technology with customers’ enterprise resource planning systems.

Nuvei is headquartered Montréal, Québec. The Company employs approximately 2,400 employees throughout North America, Latin America, Europe, Middle East and Africa, and Asia Pacific.

A summary of Nuvei’s recent trading history is provided in Appendix A: Share Trading History.

Historical Financial Information

The following table summarizes certain of Nuvei’s consolidated operating results for the fiscal years ended December 31, 2021, 2022, and 2023:

	Fiscal Year Ended December 31,
(in US$ millions)	2021	2022	2023
Revenue	$725	$843	$1,190
Adjusted EBITDA[1]	$317	$351	$437
Adjusted EBITDA Margin	44%	42%	37%
Net Income (Loss)[2]	$107	$62	($1)
Capital Expenditures	$27	$48	$55
Cash Flow from Operating Activities	$267	$268	$263

Source: Nuvei public filings.

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Notes:

1.

Adjusted EBITDA as reported by Nuvei and defined as net income (loss) before finance costs (recovery), finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other. Starting in the fourth quarter of FY2023, management implemented a prospective change to include interest revenue from segregated funds in revenue and Adjusted EBITDA. Interest revenue from segregated funds recognized in revenue and Adjusted EBITDA during the fourth quarter of FY2023 amounted to $3 million. Prior period revenue and Adjusted EBITDA figures were not retrospectively restated for such interest revenue from segregated funds.

2.	Represents net income (loss) attributable to Nuvei.

The following table summarizes Nuvei’s consolidated balance sheet as at the end of the fiscal years ended December 31, 2021, 2022, and 2023:

	As at December 31,
(in US$ millions)	2021	2022	2023
Cash and Cash Equivalents	$749	$752	$170
Segregated Funds	$721	$824	$1,455
Other Current Assets	$57	$81	$138
Intangible Assets	$748	$695	$1,305
Other Non-Current Assets	$1,181	$1,174	$2,066

Total Assets	$3,455	$3,525	$5,135

Current Portion of Loans and Borrowings	$7	$9	$12
Due to Merchants	$721	$824	$1,455
Other Current Liabilities	$129	$147	$213
Non-Current Loans and Borrowings	$501	$502	$1,248
Other Non-Current Liabilities	$76	$64	$162
Shareholders’ Equity	$2,022	$1,979	$2,044

Total Liabilities and Equity	$3,455	$3,525	$5,135

Source: Nuvei public filings.

As of February 29, 2024, Nuvei has approximately 149.7 million Shares outstanding on a fully-diluted basis.

DEFINITION OF FAIR MARKET VALUE

For purposes of the Formal Valuation, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act. In accordance with MI 61-101, TD Securities has made no downward adjustment to the fair market value of the Shares to reflect the liquidity of the Shares, the effect of the Arrangement on the Shares, or the fact that the Shares held by the Shareholders, other than the Rollover Shareholders, do not form part of a controlling interest.

APPROACH TO VALUE

The Formal Valuation is based upon techniques and assumptions that TD Securities considers appropriate in the circumstances for the purpose of arriving at an opinion as to the range of the fair market value of the Shares. Fair market value of the Shares was analyzed on a going concern basis and was expressed as an amount per Share.

VALUATION METHODOLOGIES

In preparing the valuation of the Shares, TD Securities primarily considered two methodologies:

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1.	discounted cash flow (“DCF”) analysis; and

2.	precedent transactions analysis.

In addition, as discussed in greater detail below, TD Securities reviewed the results of a publicly traded companies analysis and an illustrative leveraged buyout analysis, but did not rely on these analyses for the purposes of the Formal Valuation and Fairness Opinion.

Discounted Cash Flow Analysis

TD Securities applied the DCF methodology to Nuvei in order to arrive at its conclusion regarding the fair market value of the Shares. The DCF methodology reflects the growth prospects and risks inherent in Nuvei’s business by taking into account the amount, timing and relative certainty of projected free cash flows expected to be generated by Nuvei. The DCF approach requires that certain assumptions be made regarding, among other things, future free cash flows, discount rates, and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values. TD Securities’ DCF analysis involved discounting to a present value Nuvei’s projected unlevered after-tax free cash flows from January 1, 2024 until December 31, 2028 under the Management Forecast, including terminal values determined as at December 31, 2028, using an appropriate weighted average cost of capital (“WACC”) as the discount rate.

Precedent Transactions Analysis

In addition to the DCF analysis, TD Securities applied the precedent transactions methodology to Nuvei in order to arrive at its conclusion regarding the fair market value of the Shares. TD Securities identified and reviewed 17 precedent transactions involving North American merchant acquiror and payment processor companies, which had been completed and for which there was sufficient public information to derive valuation multiples. Ideally, precedent transactions considered would be comparable in terms of industry, operating characteristics, growth prospects, risk profile and size.

TD Securities considered enterprise value (“EV”) to earnings before interest, taxes, depreciation, and amortization (“EBITDA”) to be the primary valuation multiple when applying the precedent transactions methodology to Nuvei. TD Securities reviewed the definition of the last twelve-month (“LTM”) EBITDA reported by each of the companies included in the precedent transactions analysis and upon review, TD Securities determined that the majority of companies excluded interest revenue from segregated funds in the LTM EBITDA definition. Accordingly, TD Securities has excluded interest revenue from segregated funds in the Adjusted EBITDA for the precedent transactions analysis.

Publicly Traded Companies Analysis

As part of its publicly traded companies analysis, TD Securities applied the market trading multiples methodology to Nuvei in order to determine whether it would imply values that exceed the values implied by the DCF and precedent transactions methodologies. TD Securities identified and reviewed 10 publicly traded merchant acquiror and payment processor companies. Using these publicly traded companies, TD Securities derived appropriate valuation multiples for such companies based on the market trading prices of their common shares. Ideally, public companies considered would be comparable in terms of industry, operating characteristics, growth prospects, risk profile and size. TD Securities considered enterprise value to EBITDA to be the primary valuation multiple when applying the market trading multiples methodology to Nuvei. Based on this analysis, TD Securities concluded that the market trading multiples methodology implied values that were generally below the values determined by the methodologies primarily relied on

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by TD Securities. Given the foregoing and the fact that market trading prices generally reflect minority discount values, TD Securities did not rely on the publicly traded companies analysis in order to arrive at its conclusion regarding the fair market value of the Shares.

Illustrative Leveraged Buyout Analysis

TD Securities performed an illustrative leveraged buyout analysis to determine the prices at which a financial sponsor might effect a leveraged buyout of the Company under current market conditions. With respect to the illustrative leveraged buyout analysis, TD Securities made certain assumptions, including (i) the level of total debt available under current market conditions to effect a transaction of this nature, (ii) debt financing and transaction expenses based on prevailing market terms at the time of the analysis, (iii) a range of exit multiples, and (iv) a target range of annualized internal rates of return for the financial sponsor. TD Securities made these assumptions based upon the application of its professional judgment and experience. Based on these calculations, TD Securities concluded that the illustrative leveraged buyout analysis implied values that were generally below the values determined by the methodologies primarily relied on by TD Securities. Given the foregoing, and the illustrative nature of the analysis, TD Securities did not rely on this methodology in order to arrive at its conclusion regarding the fair market value of the Shares.

VALUATION OF THE SHARES

Discounted Cash Flow Analysis

Management Forecast

TD Securities was provided with the Management Forecast which had been presented to and approved by the Board of Directors of Nuvei, including members of the Special Committee. TD Securities reviewed the assumptions underlying the Management Forecast, including, but not limited to: sales channel growth rates, gross margins, commission buyouts, employee compensation, other operating expenses, capital expenditures, share-based payments, tax impact of depreciation and amortization, net working capital and financial impact of recent acquisitions completed by Nuvei. TD Securities was informed by Nuvei Management that the Management Forecast included contribution from Till Payments (“Till”), a payment solutions company acquired by Nuvei on January 5, 2024. The Management Forecast included a forecast line to account for interest revenue from segregated funds (corresponding to a prospective change that Nuvei implemented in the fourth quarter of FY2023, whereby interest revenue from segregated funds would be presented in revenue) and correspondingly such interest revenue was included in Adjusted EBITDA. TD Securities’ review of the Management Forecast was informed by equity research analyst reports, comparisons against select public peers, and other sources viewed as relevant including discussions with Nuvei Management and the Special Committee. Based upon such review, TD Securities considered the Management Forecast as reasonable and determined that it was appropriate for use in the DCF analysis and precedent transactions analysis, provided that interest revenue from segregated funds be excluded from the Adjusted EBITDA used in the terminal value of the DCF analysis and the precedent transactions analysis.

The following is a summary of the Management Forecast for the FY2024 to FY2028 period, as prepared by Nuvei Management and provided to TD Securities:

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(in US$ millions)	Fiscal Year Ended December 31,
	2024	2025	2026	2027	2028
Revenue	$1,397	$1,602	$1,850	$2,135	$2,467
Adjusted EBITDA[1]	$488	$594	$725	$884	$1,083
Adjusted EBITDA Margin	35%	37%	39%	41%	44%
Capital Expenditures	$83	$96	$111	$128	$148
Commission Buyouts	—	$25	$30	$35	$40
Net Working Capital	($46)	($13)	$26	$71	$120

Note:

1.

Adjusted EBITDA as reported by Nuvei and defined as net income (loss) before finance costs (recovery), finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other.

Benefits to a Purchaser of Acquiring 100% of the Shares

In accordance with MI 61-101, TD Securities reviewed and considered whether any distinctive material value would accrue to Advent and the Rollover Shareholders and their respective affiliates, or any other purchaser of Nuvei through the acquisition of 100% of the Shares. TD Securities specifically addressed whether there were any material operating or financial benefits that would accrue to such a purchaser as a result of: (i) savings of direct costs resulting from being a publicly-listed entity; and (ii) savings of overhead and operating expenses including, but not limited to, senior management, legal, finance, human resources, operations, sales and marketing and other administrative and operating functions.

Based upon discussions with Nuvei Management, TD Securities concluded that the amount of synergies that could be realized by a financial purchaser without an existing payment processing business would be limited to the costs associated with being a publicly-listed entity. Nuvei Management provided TD Securities with a breakdown of the pre-tax estimated costs associated with being a publicly-listed entity, which totaled approximately $9 million per annum (“PubCo Synergies”).

Nuvei Management also indicated that a strategic purchaser with an existing payment processing business would likely be able to realize additional synergies. Based on analysis of disclosed cost synergies as a percentage of acquired company LTM revenue and costs for selected precedent transactions, including the cost synergies disclosed on Nuvei’s acquisition of Paya Holdings Inc. (“Paya”), TD Securities used an indicative amount of $80 million per annum of pre-tax synergies that a strategic purchaser could achieve (“Strategic Synergies”). While TD Securities discussed the Strategic Synergies with Nuvei Management and the Special Committee and believes that they are a reasonable indication, estimating synergies is inherently subject to uncertainty and the additional synergies that could be realized could vary materially from the indicative amount used by TD Securities.

For the purposes of the Formal Valuation and Fairness Opinion, TD Securities assumed that a financial or strategic purchaser of Nuvei would be willing to pay for 50% of the value of the PubCo Synergies or Strategic Synergies, respectively, in an open auction of Nuvei. TD Securities has reflected these amounts, net of the estimated costs to achieve Strategic Synergies, in its DCF analysis.

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Summary of the Management Forecast

A summary of the Management Forecast unlevered after-tax free cash flow projections used for the DCF analysis is presented below:

(in US$ millions)	Fiscal Year Ended December 31,
	2024	2025	2026	2027	2028
Adjusted EBITDA	$488	$594	$725	$884	$1,083
Capital Expenditures	($83)	($96)	($111)	($128)	($148)
Commission Buyouts	—	($25)	($30)	($35)	($40)
Share-Based Payments	($117)	($95)	($97)	($106)	($116)
Change in Net Working Capital[1]	($25)	($33)	($39)	($45)	($49)
Unlevered Cash Taxes[2]	($95)	($116)	($142)	($173)	($221)

Unlevered Free Cash Flow Before Synergies	$168	$230	$307	$397	$510
Unlevered Free Cash Flow Before Synergies	$168	$230	$307	$397	$510
After-Tax PubCo Synergies (50% Inclusion)	$4	$4	$4	$4	$4

Unlevered Free Cash Flow After PubCo Synergies	$171	$233	$310	$401	$513
Unlevered Free Cash Flow Before Synergies	$168	$230	$307	$397	$510
After-Tax Strategic Synergies (50% Inclusion)	—	$15	$30	$30	$30

Unlevered Free Cash Flow After Strategic Synergies	$168	$245	$337	$427	$540

Notes:

1.	Change in Net Working Capital as per Management Forecast and based on historical levels of working capital accounts relative to revenue, cost of sales or operating expenses, as applicable.
2.	Based on 25% cash tax rate as per the Management Forecast and discussions with Nuvei Management regarding the tax deductibility of amortization related to intangibles and share-based payments.

Discount Rates

Projected unlevered after-tax free cash flows for Nuvei developed from the Management Forecast were discounted based on the WACC. The WACC for Nuvei was calculated based upon Nuvei’s after-tax cost of debt and equity, weighted based upon an assumed optimal capital structure. The assumed optimal capital structure was determined based upon a review of the capital structures of publicly traded companies and the risks inherent in Nuvei and the merchant acquiror and payment processor industry. The cost of debt for Nuvei was calculated based on the risk-free rate of return and an appropriate borrowing spread to reflect credit risk at the assumed optimal capital structure. TD Securities used the capital asset pricing model (“CAPM”) approach to determine the appropriate cost of equity. The CAPM approach calculates the cost of equity with reference to the risk-free rate of return, the volatility of equity prices relative to a benchmark (“Beta”) and the equity risk premium. TD Securities reviewed a range of unlevered Betas for Nuvei and a select group of public companies that have risks similar to Nuvei in order to select the appropriate Beta for Nuvei. The selected unlevered Beta was levered using the assumed optimal capital structure and was then used to calculate the cost of equity. TD Securities also applied a mid-cap size premium to the cost of equity.

The base assumptions used by TD Securities in estimating the WACC for Nuvei were as follows:

Cost of Debt
Risk Free Rate (10-Year U.S. Government Bond Yield)	4.20%
Borrowing Spread	3.80%
Pre-Tax Cost of Debt	8.00%
Tax Rate	25.0%
After Tax Cost of Debt	6.00%
Cost of Equity
Risk Free Rate (10-Year U.S. Government Bond Yield)	4.20%
Equity Risk Premium[1]	7.17%

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Size Premium[2]	0.66%
Unlevered Beta	1.50
Levered Beta	1.78
After Tax Cost of Equity	17.63%
WACC
Optimal Capital Structure (% Debt)	20.0%
WACC	15.30%

Notes:

1.	Source: International Equity Risk Premium Report from Kroll, Inc. as of December 31, 2023.
2.	Source: Size premium for Mid-Cap 3-5 decile companies from Kroll, Inc. CRSP Deciles Size Premia Study as of December 31, 2023.

Based upon the foregoing and taking into account sensitivity analysis on the variables discussed above, TD Securities determined the appropriate WACC for Nuvei to be in the range of 14.50% to 15.50%.

Terminal Value

TD Securities developed a terminal enterprise value for Nuvei based on a review of select precedent transactions and taking into account the growth prospects and risks for Nuvei beyond the terminal year. In doing so, terminal enterprise value to EBITDA multiples were applied against the terminal year’s Adjusted EBITDA (excluding interest revenue from segregated funds). TD Securities considered the implied growth rates into perpetuity of the free cash flows following the end of the forecast period to be reasonable in the circumstances.

Summary of Discounted Cash Flow Analysis

The following is a summary of the value per Share of Nuvei implied by TD Securities’ DCF analysis:

(in US$ millions, except per share data in US$)	With PubCo Synergies		With Strategic Synergies
	Low	High	Low	High
Assumptions
WACC	15.50%	14.50%	15.50%	14.50%
Terminal EBITDA Multiple	10.0x	12.0x	10.0x	12.0x
Implied Growth Rate Into Perpetuity	9.1%	9.2%	9.0%	9.1%
DCF Analysis
EBITDA Multiple Approach
Net Present Value Unlevered After-Tax Free Cash Flows	$1,074	$1,100	$1,128	$1,156
Net Present Value Terminal Value	$5,261	$6,594	$5,433	$6,810

Enterprise Value	$6,335	$7,694	$6,562	$7,966
Net Debt[1]	($1,147)	($1,147)	($1,147)	($1,147)
Non-Controlling Interest	($18)	($18)	($18)	($18)

Equity Value	$5,170	$6,529	$5,397	$6,801
Equity Value per Share	$34.36	$43.27	$35.85	$45.05

Note:

1.	Balance sheet as at December 31, 2023, pro forma for Till acquisition purchase price of $30M in cash.

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Sensitivity Analysis

As part of the DCF analysis, TD Securities performed sensitivity analyses on certain key assumptions as outlined below:

(in US$ millions, except per share data in US$)

Variable	Sensitivity	Impact on Equity Value per Share[1]
Terminal Value EBITDA Multiple	- / + 0.5x	($1.82) / $1.82
WACC	- / + 1.0%	($1.88) / $1.98
Revenue Growth[2]	- / + 0.5%	($1.29) / $1.31
EBITDA Margin[2]	- / + 1.0%	($1.20) / $1.20
Operating Expenses[2]	- / + $10M	($0.56) / $0.56
Synergies as a Percentage of Cost Base[3]	- / + 2.5%	($0.47) / $0.47
Capital Expenditures as a Percentage of Revenue[2]	- / + 1.0%	($0.43) / $0.43

Notes:

1.	Impact is calculated based on the midpoint of the DCF analysis parameters including Strategic Synergies.
2.	Applied per annum to the FY2024 – FY2028 period.
3.	Cost Base (FY2023) calculated as revenue less Adjusted EBITDA, on a pro forma basis.

Precedent Transactions Analysis

TD Securities reviewed publicly available information with respect to precedent transactions in the merchant acquiror and payment processor industry. TD Securities applied the precedent transactions methodology to calculate an enterprise value for Nuvei and then adjusted for the value impact of Nuvei’s net debt, non-controlling interest and pro forma for the Till acquisition to determine the resulting implied value per Share. The precedent transactions that were identified and reviewed by TD Securities are summarized below:

Date Ann.	Acquiror Target	Enterprise Value		EV / LTM EBITDA	EV / NTM EBITDA
(in US$ millions)
6-Jul-23	GTCR Worldpay	$17,500	[1]	9.8x1	9.1x
9-Jun-23	Brookfield Network International Holdings	$2,837		15.9x	13.5x
9-Jan-23	Nuvei Paya Holdings	$1,379		19.3x	17.0x
28-Oct-22	Sixth Street / BGH Capital Pushpay	$1,038		17.4x	18.5x
1-Aug-22	Global Payments Evo Payments	$3,967		20.5x	17.3x
22-Apr-21	Deluxe First American Payments Systems	$960		16.4x	n.a.
15-Nov-20	Nexi S.p.A Nets A/S	$8,936	[2]	19.9x2	n.a.
5-Oct-20	Nexi S.p.A SIA	$6,294		19.2x3	n.a.
3-Feb-20	Wordline SA Ingenico	$10,000		14.9x	13.6x
28-May-19	Global Payments Total System Services	$25,083		18.0x	16.7x
22-May-19	Nuvei SafeCharge	$776		20.8x	17.7x

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18-Mar-19	FIS Worldpay	$43,417	22.9x	20.3x
16-Jan-19	Firserv First Data	$42,287	13.0x	12.3x
25-Sep-17	Hellman & Friedman Nets	$6,608	15.2x	14.1x
21-Jul-17	CVC / Blackstone Group Paysafe group	$4,135	12.7x	11.6x
4-Jul-17	Vantiv Worldpay	$12,000	18.6x	16.8x
29-May-17	First Data CardConnect	$750	19.8x	15.4x

Average			17.3x	15.3x

Notes:

1.	Implied EV excludes contingent consideration of $1B, LTM EBITDA is based on FY2023 and includes estimated dis-synergies and previously unallocated corporate and other costs.
2.	Does not include €250M earn-out payable in shares in 2022 based on FY2021 EBITDA. Multiple is based on FY2020 Adj. EBITDA reported by acquiror.
3.	Based on FY2020 Adj. EBITDA reported by acquiror.

The process of analyzing valuation multiples implied by precedent transactions and applying these valuation multiples to Nuvei involved certain judgments concerning the financial and operating characteristics of the companies acquired in these transactions compared to Nuvei. Given differences in business mix, economic and market conditions, growth prospects and risks inherent in the precedent transactions identified, TD Securities did not consider any specific target or precedent transaction to be directly comparable to Nuvei or the Arrangement. Precedent transaction multiples observed for the selected transactions ranged from 9.8x to 22.9x for EV / LTM EBITDA and 9.1x to 20.3x for EV / NTM EBITDA.

Based upon the foregoing, TD Securities determined the appropriate valuation multiples to be in the range of 13.0x to 20.0x EV / Pro Forma Adjusted EBITDA (FY2023) and 12.0x – 18.0x EV / Pro Forma Adjusted EBITDA (FY2024).

Based on discussions with Nuvei Management, TD Securities determined the following pro forma adjustments were required to the Adjusted EBITDA used to conduct the precedent transactions methodology:

Paya EBITDA Contribution. On February 22, 2023, Nuvei acquired 100% of the common shares of Paya. TD Securities determined an adjustment was required to reflect a full year of Paya EBITDA contribution. Based on discussions with Nuvei Management, Paya generated revenue of approximately $40 million for January to February prior to close at a 26% EBITDA margin assumption, or approximately $10 million of EBITDA contribution not reflected in the FY2023 Adjusted EBITDA.

Paya Synergies. Nuvei Management identified a target level of run-rate cost synergies for Paya. Based on discussions with Nuvei Management and a review of supporting documentation regarding realized and anticipated Paya synergies, TD Securities has applied a $5 million pro forma EBITDA adjustment calculated as expected run-rate Paya synergies less realized synergies achieved in FY2023.

Till EBITDA Contribution. Nuvei Management informed TD Securities that Till had not yet generated positive EBITDA and the Management Forecast for FY2024 assumed $5 million of negative EBITDA contribution from Till. As such, for the purposes of applying the precedent transaction multiples, TD Securities assumed that Till would be valued at book value equal to the cash purchase price of $30 million and excluded its EBITDA contribution from Adjusted EBITDA in FY2024.

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The following is a summary of the aforementioned adjustments applied to Adjusted EBITDA used for the purposes of the precedent transactions analysis:

(in US$ millions)	FY2023	FY2024
Adjusted EBITDA	$437	$488
Interest Revenue from Segregated Funds	($3)	($14)

Adjusted EBITDA (Excl. Interest Revenue from Segregated Funds)	$434	$474
Paya EBITDA Contribution During January - February 2023	$10	—
Adjustment to Run-Rate Paya Cost Synergies	$5	—
Till EBITDA Contribution Added-Back	—	$5

Pro Forma Adjusted EBITDA	$449	$480

Summary of Precedent Transactions Value

The following is a summary of the value per Share of Nuvei implied by TD Securities’ precedent transactions analysis:

(in US$ millions)	Pro Forma Adjusted EBITDA (FY2023)		Pro Forma Adjusted EBITDA (FY2024)
	Low	High	Low	High
Pro Forma Adjusted EBITDA	$449		$480
EV / EBITDA	13.0x	20.0x	12.0x	18.0x
Enterprise Value Before Till	$5,839	$8,982	$5,756	$8,634
Till Enterprise Value	$30		$30

Total Enterprise Value	$5,869	$9,012	$5,786	$8,664
Net Debt[1]	($1,147)		($1,147)
Non-Controlling Interest	($18)		($18)

Equity Value	$4,704	$7,848	$4,621	$7,499
Equity Value per Share	$31.31	$51.90	$30.77	$49.62

Note:

1.	Balance sheet as at December 31, 2023, pro forma for Till acquisition purchase price of $30M in cash.

Valuation Summary

The following is a summary of the range of the fair market values of the Shares resulting from the DCF analysis and the precedent transactions analysis:

(in US$ millions, except per share data in US$)	Value Using DCF Analysis				Value Using Precedent Transactions Analysis
	With PubCo Synergies		With Strategic Synergies		Pro Forma Adjusted EBITDA (FY2023)		Pro Forma Adjusted EBITDA (FY2024)
	Low	High	Low	High	Low	High	Low	High
Equity Value	$5,170	$6,529	$5,397	$6,801	$4,704	$7,848	$4,621	$7,499
Equity Value per Share	$34.36	$43.27	$35.85	$45.05	$31.31	$51.90	$30.77	$49.62

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In arriving at its opinion as to the fair market value of the Shares, TD Securities made qualitative judgments based upon its experience in rendering such opinions and on circumstances prevailing as to the significance and relevance of each valuation methodology.

Valuation Conclusion

Based upon and subject to the foregoing, TD Securities is of the opinion that, as of April 1, 2024, the fair market value of the Shares is in the range of $33.00 to $42.00 per Share.

FAIRNESS OPINION

Approach to Fairness

In considering the fairness of the Consideration to be received by the Shareholders pursuant to the Arrangement, other than the Rollover Shareholders and any other Shareholders required to be excluded from the minority approval pursuant to MI 61-101, TD Securities principally considered and relied upon:

1.	a comparison of the Consideration to the fair market value of the Shares as determined in the Formal Valuation; and

2.

a comparison of the premiums implied by the Consideration to the trading prices of the Subordinate Voting Shares prior to the day media reports were published concerning a potential transaction involving the Company to the unaffected premiums implied by selected North American all-cash large cap technology takeover transactions.

Comparison of the Consideration to the Fair Market Value of the Shares

The Consideration to be received by the Shareholders, other than the Rollover Shareholders and any other Shareholders required to be excluded from the minority approval pursuant to MI 61-101, pursuant to the Arrangement is within the range of the fair market value of the Shares as at April 1, 2024, as determined by TD Securities in the Formal Valuation.

Comparison of Implied Premiums

TD Securities considered premiums implied by the Consideration to the closing price of the Subordinate Voting Shares on the Nasdaq Global Select Market (“Nasdaq”) on March 15, 2024, the last trading day prior to media reports concerning a potential transaction involving the Company, and compared these premiums to the unaffected premiums implied by selected North American all-cash large cap technology takeover transactions.

Unaffected Premium
North American All-Cash Large Cap Technology Premiums[1]
Average	38.2%
Median	32.3%
Premiums Implied by the Consideration
Nuvei Subordinate Voting Shares (March 15, 2024)	56.3%

Note:

1.	Includes transactions since 2014 involving North American technology public targets where there is a change of control and an overall deal value greater than $1 billion.

Member of the TD Bank Group

TD Securities	-19-

Although TD Securities did not consider any specific transaction to be directly comparable to the Arrangement, TD Securities believes that the transactions considered, in the aggregate, provide a useful comparison benchmark. TD Securities noted that the premiums implied by the Consideration are above the median and average premiums implied by the selected North American all-cash large cap technology transactions.

Fairness Opinion Conclusion

Based upon and subject to the foregoing, and such other matters that TD Securities considered relevant, TD Securities is of the opinion that, as of April 1, 2024, the Consideration to be received by the Shareholders, other than the Rollover Shareholders and any other Shareholders required to be excluded from the minority approval pursuant to MI 61-101, pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

Yours very truly,

(signed) TD SECURITIES INC.

TD SECURITIES INC.

Member of the TD Bank Group

TD Securities	-20-

Appendix A: Share Trading History

Nuvei’s Subordinate Voting Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol NVEI and on Nasdaq under the symbol NVEI. The following tables set forth, for the periods indicated, the high and low share prices and the volume traded on TSX and Nasdaq:

	TSX			Nasdaq
	Closing Prices (C$)		Volume[1] (000’s)	Closing Prices (US$)		Volume[2] (000’s)
Period	High	Low		High	Low
January 2023	46.97	34.88	12,191	35.33	25.52	9,124
February 2023	49.22	40.83	5,738	36.94	29.99	4,681
March 2023	58.88	41.82	14,388	43.53	30.77	9,406
April 2023	58.33	53.57	7,707	43.77	39.24	7,887
May 2023	56.73	42.59	16,109	42.39	31.22	10,475
June 2023	41.91	35.15	14,211	31.17	26.70	11,219
July 2023	48.36	38.39	9,834	36.72	28.74	6,726
August 2023	43.55	22.10	31,583	32.80	16.18	22,884
September 2023	25.24	20.07	12,839	18.57	14.88	9,257
October 2023	21.69	18.73	14,865	15.98	13.53	10,979
November 2023	28.22	19.25	20,930	20.70	13.89	12,209
December 2023	35.56	28.56	13,573	26.92	21.19	9,575
January 2024	34.36	30.17	10,519	25.75	22.37	8,394
February 2024	36.07	31.53	9,253	26.81	23.35	7,551
March 1, 2024 to March 15, 2024	35.90	29.48	6,602	26.44	21.76	7,373

Source: Bloomberg.

1.	Refers to all TSX volume, including alternative exchanges.
2.	Refers to all Nasdaq volume, including alternative exchanges.

	TSX			Nasdaq
	Intraday Prices (C$)		Volume[1] (000’s)	Intraday Prices (US$)		Volume[2] (000’s)
Period	High	Low		High	Low
January 2023	47.61	34.21	12,191	35.60	25.09	9,124
February 2023	50.97	40.50	5,738	38.25	29.76	4,681
March 2023	59.19	40.97	14,388	43.72	30.11	9,406
April 2023	58.84	51.98	7,707	43.81	38.68	7,887
May 2023	57.27	41.04	16,109	42.50	30.17	10,475
June 2023	42.80	35.06	14,211	31.74	26.58	11,219
July 2023	49.22	37.92	9,834	37.41	28.42	6,726
August 2023	44.77	21.41	31,583	33.60	15.87	22,884
September 2023	25.82	19.91	12,839	18.91	14.75	9,257
October 2023	22.50	18.48	14,865	16.42	13.32	10,979
November 2023	28.66	18.96	20,930	21.02	13.60	12,209
December 2023	36.09	27.07	13,573	27.38	20.06	9,575
January 2024	34.71	29.38	10,519	25.91	21.70	8,394
February 2024	36.77	30.97	9,253	27.35	22.93	7,551
March 1, 2024 to March 15, 2024	36.49	29.42	6,602	26.89	21.71	7,373

Source: Bloomberg.

1.	Refers to all TSX volume, including alternative exchanges.
2.	Refers to all Nasdaq volume, including alternative exchanges.

The closing prices of the Subordinate Voting Shares on TSX and Nasdaq on March 15, 2024, the last trading day prior to media reports concerning a potential transaction involving Nuvei, were C$29.48 and $21.76, respectively.

Member of the TD Bank Group

APPENDIX D

BARCLAYS FAIRNESS OPINION

See attached.

D-1

745 Seventh Avenue New York, NY 10019 United States

CONFIDENTIAL

April 1, 2024

Board of Directors

Nuvei Corporation

1100 Rene-Levesque Boulevard West, Suite 900

Montréal, Québec

Canada H3B 4N4

Members of the Board of Directors:

We understand that Nuvei Corporation (the “Company”) intends to enter into a definitive Arrangement Agreement by and between Neon Maple Purchaser Inc. and the Company (the “Arrangement Agreement”), pursuant to which Advent International, L.P. (“Advent”) will, among other things, acquire all of the issued and outstanding subordinate voting shares of the Company (the “Subordinate Voting Shares”) for a price of US$34.00 per share in cash (the “Consideration”), in accordance with and subject to the terms of the Arrangement Agreement and the plan of arrangement (the “Plan of Arrangement”) made a part thereof (the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement, the “Proposed Transaction”). We also understand that in connection with the Proposed Transaction, each of the Company’s holders of multiple voting shares (the “Multiple Voting Shares,” and together with the Subordinate Voting Shares, the “Shares”), being Mr. Philip Fayer, Chair and Chief Executive Officer of the Company, certain investment funds managed by Novacap Management Inc. (collectively, “Novacap”) and CDP Investissements Inc. (“CDPQ”) (together with entities they control directly or indirectly, collectively, the “Rollover Shareholders”) will participate in the transaction as equity investors by rolling all or part of their Shares (the “Rollover Shares”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Arrangement Agreement and the Plan of Arrangement. The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Arrangement Agreement and the Plan of Arrangement.

We have been requested by the Board of Directors of the Company to render our opinion as to whether the Consideration to be received by the Company’s shareholders (other than the Rollover Shareholders in respect of the Rollover Shares) pursuant to the Agreement and the Plan of Arrangement is fair, from a financial point of view, to such shareholders. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Consideration to be offered to the Company’s shareholders in the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage. We were not engaged by the Company to prepare a formal valuation of the Company’s securities.

In arriving at our opinion, we reviewed and analyzed: (1) drafts of the Arrangement Agreement and the Plan of Arrangement, each dated as of March 31, 2024, and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 40-F for the fiscal year ended December 31, 2023; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company; (4) a trading history of the Company’s Shares from September 17, 2020 to March 28, 2024, and a comparison of that trading history with those of other companies that we deemed relevant; (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant; (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (7) published consensus estimates of independent research analysts with respect to the future financial performance and price targets of the Company; and (8) the results of our efforts to solicit indications of interest from third parties with respect to a sale of the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform in accordance with such projections. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

We have assumed that the executed Arrangement Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Arrangement Agreement and the Plan of Arrangement and that the Proposed Transaction will be consummated in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that the Consideration to be received by the Company’s shareholders (other than the Rollover Shareholders in respect of the Rollover Shares) pursuant to the Arrangement Agreement and the Plan of Arrangement is fair, from a financial point of view, to such shareholders.

We are acting as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse a portion of our expenses and indemnify us for certain liabilities that may arise out of our engagement and the rendering of this opinion. We have performed various investment banking services for the Company, Advent, and CDPQ in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services: (a) for the Company, (i) in January 2023, we acted as financial advisor to the Company in connection with its acquisition of Paya Holdings Inc. and (ii) in December 2023, we acted as a joint lead arranger in connection with the Company’s $1.2 billion senior secured credit facility and are currently a lender under the Company’s existing credit facility; (b) for Advent, we have been a counterparty to Advent in various risk management and financing transactions, including, but not limited to, hedging transactions, margin loans and asset finance facilities; and (c) for CDPQ, we serve as an agent in connection with the senior notes program of CDP Financial Inc. We have not performed any investment banking services for Novacap for which we have earned fees in the past two years.

In addition, we and our affiliates in the past may have provided, currently may be providing, or in the future may provide, investment banking services to Advent, Novacap, and CDPQ and certain of their respective affiliates and portfolio companies and have received or in the future may receive customary fees for rendering such services, including (i) we may have acted or may be acting as financial advisor to Advent, Novacap, and CDPQ and certain of their respective portfolio companies and affiliates in connection with certain mergers and acquisition transactions; (ii) we may have acted or may be acting as arranger, bookrunner and/or lender for Advent, Novacap, and CDPQ and certain of their respective portfolio companies and affiliates in connection with the financing for various acquisition transactions; and (iii) we may have acted or may be acting as underwriter, initial purchaser and placement agent for various equity and debt offerings undertaking by Advent, Novacap, and CDPQ and certain of their respective portfolio companies and affiliates.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company, Advent, Novacap, and CDPQ for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Proposed Transaction.

Very truly yours,

(signed) BARCLAYS CAPITAL INC.

APPENDIX E

INTERIM ORDER

See attached.

E-1

CANADA

PROVINCE OF QUEBEC
DISTRICT OF MONTREAL

File: No: 500-11-064091-248

SUPERIOR COURT
(Commercial Division)

Montreal, May 13, 2024

Present: The Honourable Céline Legendre, J.S.C.

IN THE MATTER OF THE PROPOSED ARRANGEMENT PURSUANT TO SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.C.S. 1985, c. C-44 AS AMENDED (THE "**CBCA**")

NUVEI CORPORATION

Applicant

-and-

NEON MAPLE PURCHASER INC.

-and-

THE DIRECTOR

Impleaded Party

COPIE CERTIFIÉE CONFORME AU DOCUMENT DETENU PAR LA COUR

LUDMILA KUAKUVI

PERSONNE DESIGNÉE PAR LE GREFFIER EN VERTU DE L'ARTICLE 67 C.P.C

INTERIM ORDER

GIVEN Nuvei Corporation's Application for Interim and Final Orders with Respect to an Arrangement pursuant to the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44 (as amended, the "**CBCA**"), the exhibits, and the affidavit of David Schwartz filed in support thereof (the "**Application**");

JL5327

500-11-064091-248

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GIVEN that this Court is satisfied that the Director appointed pursuant to the CBCA has been duly served with the Application and has confirmed in writing that he would not appear or be heard on the Application;

GIVEN the provisions of the CBCA;

GIVEN the representations of counsel for the Applicant Nuvei Corporation (the "**Applicant**" or the "**Company**");

GIVEN that this Court is satisfied, at the present time, that the proposed transaction between the Company and Neon Maple Purchaser Inc. (the "**Purchaser**") is an "arrangement" within the meaning of Section 192(1) of the CBCA;

GIVEN that this Court is satisfied, at the present time, that it is not practicable for the Company to effect the arrangement proposed under any other provision of the CBCA;

GIVEN that this Court is satisfied, at the present time, that the Company meets the requirements set out in Subsections 192(2)(a) and (b) of the CBCA and that the Company is not insolvent;

GIVEN that this Court is satisfied, at the present time, that the arrangement is put forward in good faith and, in all likelihood, for a valid business purpose;

FOR THESE REASONS THE COURT:

[1] **GRANTS** the Interim Order sought in the Application for Interim and Final Orders with respect to an Arrangement (the "**Application**");

[2] **DISPENSES** Nuvei Corporation (the "**Applicant**" or the "**Company**") of the obligation, if any, to notify any person other than the Director appointed pursuant to the CBCA with respect to the Interim Order;

[3] **ORDERS** that all holders of the Subordinate Voting Shares and all holders of the Multiple Voting Shares (collectively, the "**Shareholders**"), the holders of options to purchase Subordinate Voting Shares issued pursuant to the Omnibus Incentive Plan, the Legacy Option Plan or the Paya Equity Plan (the "**Options**"), the holders

500-11-064091-248

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of deferred share units ("**DSUs**"), restricted share units ("**RSUs**") or performance share units ("**PSUs**") (collectively the "**Incentive Securities**"), the employees of Smart2Pay who are entitled to be granted Options by the Company under the Omnibus Incentive Plan in June 2025 (the "**S2P Option Entitlements**") as well as Advent International, L.P. ("**Advent**") and Neon Maple Purchaser Inc. (the "**Purchaser**") are deemed parties, as Impleaded Parties, to the present proceedings and are bound by the terms of any Order rendered herein;

[4] **DISPENSES** the Applicant from describing at length the names of the Shareholders and the holders of Incentive Securities in the description of the Impleaded Parties;

[5] **ORDERS** that all capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Circular;

The Meeting and vote on the Arrangement Resolution

[6] **ORDERS** that the Applicant may convene, hold and conduct the special meeting of the Shareholders on June 18, 2024, commencing at 10:00 am (Eastern time) to be held strictly virtually (the "**Meeting**"), at which time the Shareholders will be asked, among other things, to consider and, if thought appropriate, to pass, with or without variation, the Arrangement Resolution substantially in the form set forth in Exhibit P-2 at Appendix A to, among other things, authorize, approve and adopt the Arrangement, and to transact such other business as may properly come before the Meeting, the whole in accordance with the terms, restrictions and conditions of the articles and by-laws of the Applicant, the *CBCA*, and this Interim Order, provided that to the extent there is any inconsistency between this Interim Order and the terms, restrictions and conditions of the articles and by-laws of the Applicant or the *CBCA*, this Interim Order shall govern;

[7] **ORDERS** that in respect of the vote on the Arrangement Resolution or any matter determined by the Chair of the Meeting to be related to the Arrangement, each registered holder of Subordinate Voting Shares shall be entitled to cast one vote in respect of each such Subordinate Voting Share held and each holder of Multiple

500-11-064091-248

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Voting Shares shall be entitled to cast ten votes in respect of each Multiple Voting Share held;

[8] **ORDERS** that the quorum shall be present at the Meeting if, at the opening of the Meeting, regardless of the actual number of persons present, two or more holders of Shares carrying, in the aggregate, at least 25% of the aggregate number of votes attaching to all the outstanding Shares entitled to be voted at the Meeting are present, whether virtually present or represented by proxy;

[9] **ORDERS** that the only persons entitled to attend, be heard or vote at the Meeting (as it may be adjourned or postponed) shall be the registered Shareholders at the close of business on the Record Date (May 9, 2024), their duly appointed proxy holders, and the directors and advisors of the Applicant and the Purchaser, provided however that such other persons having the permission of the Chair of the Meeting shall also be entitled to attend and be heard at the Meeting;

[10] **ORDERS** that for the purpose of the vote on the Arrangement Resolution, or any other vote taken by ballot at the Meeting, any spoiled ballots, illegible ballots and defective ballots shall be deemed not to be votes cast by Shareholders and further **ORDERS** that proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution;

[11] **ORDERS** that the Applicant, if it deems it advisable, be authorized with the consent of the Purchaser if required pursuant to the terms of the Arrangement Agreement, to adjourn or postpone the Meeting on one or more occasions (whether or not a quorum is present), without the necessity of first convening the Meeting or first obtaining any vote of Shareholders respecting the adjournment or postponement; further **ORDERS** that notice of any such adjournment or postponement shall be given by press release, newspaper advertisement or by mail, as determined to be the most appropriate method of communication by the Applicant; further **ORDERS** that any adjournment or postponement of the Meeting will not change the Record Date for Shareholders entitled to notice of, and to vote at, the Meeting and further **ORDERS** that at any subsequent reconvening of the Meeting, all proxies will be

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[13] **ORDERS** that the Applicant is authorized to use proxies at the Meeting; the Applicant is authorized, at its expense, to solicit proxies on behalf of its management, directly or through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine; and that the Applicant may waive, in its discretion, the time limits for the deposit of proxies by the Shareholders if it considers it advisable to do so;

[14] **ORDERS** that, to be effective, the Arrangement Resolution, with or without variation, must be approved by the affirmative vote of not less than (i) 66 2/3% of the votes cast on the Arrangement Resolution by the holders of Multiple Voting Shares and Subordinate Voting Shares virtually present or represented by proxy at the Meeting, voting together as a single class; (ii) a simple majority of the votes cast on the Arrangement Resolution by holders of Multiple Voting Shares virtually present or represented by proxy at the Meeting; (iii) a simple majority of the votes cast on the Arrangement Resolution by holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting, (iv) a simple majority of the votes cast on the Arrangement Resolution by holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting excluding for the votes attached to the Subordinate Voting Shares held by the Rollover Shareholders and for the Shares held by Persons who are to be excluded pursuant to MI 61-101 and (v) a simple majority of the votes cast on the Arrangement Resolution by holders of Multiple Voting Shares virtually present or represented by

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proxy at the Meeting excluding the votes attached to the Multiple Voting Shares held by the Rollover Shareholders and to Shares held by Persons who are to be excluded pursuant MI 61-101 (the vote contemplated in this subclause (v), the "**MVS Minority Vote**"); **DECLARES** that the MVS Minority Vote will be satisfied by virtue of the fact that there are no holders of Multiple Voting Shares who are eligible to cast a vote thereunder, as all holders of Multiple Voting Shares are "interested parties" within the meaning of MI 61-101 and must be excluded from such vote; and further **ORDERS** that such vote shall be sufficient to authorize and direct the Applicant to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what has been disclosed to the Shareholders in the Notice Materials (as this term is defined below);

The Notice Materials

[15] **ORDERS** that that the Applicant shall give notice of the Meeting, and that service of the Application for a Final Order shall be made by mailing or delivering, in the manner hereinafter described and to the persons hereinafter specified, a copy of this Interim Order, together with the following documents, with such amendments thereto as the Company and the Purchaser may deem to be necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order (collectively, the "**Notice Materials**"):

(a) the Notice of Meeting substantially in the same form as contained in Exhibit P-2;

(b) the Circular substantially in the same form as contained in Exhibit P-2;

(c) a Form of Proxy substantially in the same form as contained in Exhibit P-3, which shall be finalized by inserting the relevant dates and other information;

(d) a Letter of Transmittal substantially in the same form as contained in Exhibit P-4;

500-11-064091-248

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(e) a notice substantially in the form of the draft filed as Exhibit P-2 (Appendix F of the Circular) providing, among other things, the date, time and room where the Application for a Final Order will be heard, and that a copy of the Application can be found on the Applicant's Web site (https://www.nuvei.com/) at the same time the Notice Materials are mailed (the "**Notice of Presentation**");

[16] **DECLARES** that the Circular and the other Notice Materials are hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 192 of the CBCA, and the Applicant shall not be required to send to the Shareholders any other or additional information;

[17] **ORDERS** that the Notice Materials shall be distributed:

(a) to the registered Shareholders by mailing the same to such persons in accordance with the CBCA and the Applicant's by-laws at least twenty-one (21) days prior to the date of the Meeting;

(c) to the holders of Incentive Securities and of the S2P Option Entitlements, who will receive a notification on the electronic portal (Shareworks), whereby they access information pertaining to their respective holdings, which will provide a link to the Circular and related materials;

(d) to the Applicant's directors and auditors, by delivering same at least twenty-one (21) days prior to the date of the Meeting in person, by email or by recognized courier service; and

(e) to the Director appointed pursuant to the *CBCA*, by delivering same at least twenty-one (21) days prior to the date of the Meeting in person, by email or by recognized courier service;

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[18] **ORDERS** that a copy of the Interim Order be posted under the Applicant's profile on SEDAR+ (www.sedarplus.ca) as an appendix to the Circular, at the same time the Notice Materials are mailed;

[19] **ORDERS** that the Record Date for the determination of Shareholders entitled to receive the Notice Materials and to attend and be heard at the Meeting and vote on the Arrangement Resolution be the close of business (Montréal time) on May 9, 2024;

[20] **ORDERS** that the Applicant may make, in accordance with this Interim Order, such additions, amendments or revision to the Notice Materials as it determines to be appropriate (the "**Additional Materials**"), which may be communicated by way of press release, news release, newspaper notice, filing under the Applicant's profile on SEDAR+ at www.sedarplus.ca or any other notice distributed to the persons entitled to receive the Notice Materials pursuant to this Interim Order by the method and in the time determined by the Applicant to be most practicable in the circumstances;

[21] **DECLARES** that the emailing, mailing or delivery of the Notice Materials and any Additional Materials in accordance with this Interim Order as set out above constitutes good and sufficient notice of the Meeting upon all persons, and that no other form of service of the Notice Materials and any Additional Materials or any portion thereof, or of the Application need be made, or notice given or other material served in respect of the Meeting to any persons;

[22] **ORDERS** that the Notice Materials and any Additional Materials shall be deemed, for the purposes of the present proceedings, to have been received and served upon:

(a) in the case of distribution by mail, three (3) business days after delivery thereof to the post office;

(b) in the case of delivery in person or by courier, upon receipt thereof at the intended recipient's address;

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(c) in the case of delivery by facsimile transmission or by email, on the day of transmission;

(d) in the case of posting on the Website, on the day the documents were posted; and

(e) in the case of a news release disseminated by a national newswire, on the day of such dissemination;

[23] **DECLARES** that the accidental failure or omission to give notice of the Meeting to, or the non-receipt of such notice by, one or more of the persons specified in the Interim Order shall not invalidate any resolution passed at the Meeting or the proceedings herein, and shall not constitute a breach of the Interim Order or defect in the calling of the Meeting, provided that if any such failure or omission is brought to the attention of the Applicant, it shall use reasonable efforts to rectify such failure or omission by the method and in the time it determines to be most reasonably practicable in the circumstances;

Dissenting Shareholders' Rights

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[25] **DECLARES** that a Dissenting Holder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution with respect to any Shares shall no longer be considered a Dissenting Holder, and that a vote against the Arrangement Resolution or an abstention shall not constitute a Dissent Notice;

[26] **ORDERS** that any Dissenting Holder wishing to apply to a Court to fix a fair value for Shares in respect of which Dissent Rights have been duly exercised must apply to the Superior Court of Québec and that for the purposes of the Arrangement contemplated in these proceedings, the "Court" referred to in Section 190 of the *CBCA* means the Superior Court of Québec, sitting in the Commercial Division in and for the district of Montreal;

The Final Order Hearing

[27] **ORDERS** that subject to the approval by the Shareholders of the Arrangement Resolution in the manner set forth in this Interim Order, the Applicant may apply for this Court to sanction the Arrangement by way of a final judgment (the "**Application for a Final Order**");

[29] **ORDERS** that the emailing, mailing or delivery of the Notice Materials constitutes good and sufficient service of the Application and good and sufficient notice of presentation of the Application for a Final Order to all persons, whether those persons reside within Québec or in another jurisdiction;

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[30] **ORDERS** that the only persons entitled to appear and be heard at the hearing of the Application for a Final Order shall be the Applicant, Advent, the Purchaser, the Director their respective representatives and advisors and any person that:

(a) files an appearance with this Court's registry and serves same on the Applicant's counsel, Stikeman Elliott LLP, 1155 René-Lévesque Boulevard West, Suite 4100, Montreal, Québec, Canada, H3B 3V2, Attention: Stéphanie Lapierre or by email at slapierre@stikeman.com and on Purchaser's counsel Blake, Cassels & Graydon LLP, 1 Place Ville Marie, Suite 3000, Montreal, Québec H3B 4N8, Attention: Sébastien Guy or by email at sebastien.guy@blakes.com no later than 4:30 pm on June 13, 2024; and

(b) if such appearance is with a view to contesting the Application for a Final Order, serves on Applicant's counsel (at the above address and email address), and on Purchaser's counsel, no later than 4:30 pm on June 14, 2024 a written contestation supported as to the facts alleged by affidavit(s), and exhibit(s), if any;

[31] **ALLOWS** the Applicant to file any further evidence it deems appropriate, by way of supplementary affidavits or otherwise, in connection with the Application for a Final Order;

Miscellaneous

[32] **ORDERS** that the Circular (Exhibit P-2) shall be filed under seal, until, at the latest, 4:30 p.m. on May 16, 2024, in order to finalize the Circular for dissemination;

[33] **DECLARES** that the Applicant shall be entitled to seek leave to vary this Interim Order upon such terms and such notice as this Court deems just;

500-11-064091-248

13

[34] **ORDERS** provisional execution of this Interim Order notwithstanding any appeal therefrom and without the necessity of furnishing any security;

[35] **THE WHOLE** WITHOUT COSTS.

MONTREAL, May 13, 2024

The Honourable Céline Legendre
J.S.C.

APPENDIX F

NOTICE OF PRESENTATION FOR THE FINAL ORDER

See attached.

F-1

NOTICE OF PRESENTATION

(FINAL ORDER)

TAKE NOTICE that the present Application for an Interim and Final Order with respect to an Arrangement with respect to the Final Order will be presented on June 20, 2024, for adjudication of the Final Order before the Superior Court of Québec, sitting in the Commercial Division in and for the district of Montréal at the Montréal Courthouse located at 1, Notre-Dame Street East, Montréal, Québec, in a room and at time to be fixed by the Court or by way of a virtual hearing or so soon thereafter as counsel may be heard, or at any other date this Court may see fit.

Pursuant to the Interim Order issued by the Court on May 13, 2024, if you wish to appear and be heard at the hearing of the Application for a Final Order, you are required to file and serve upon the following persons a notice of appearance in the form required by the rules of the Court, and any affidavits and materials on which you intend to rely in connection with any submissions at the hearing, as soon as reasonably practicable and by no later than 4:30 pm (Eastern time) on June 13, 2024: counsel to the Applicant, Stikeman Elliott LLP, 1155 Boul. René-Lévesque West, Suite 4100, Montréal, Québec, Canada, H3B 3V2, Attention: Stéphanie Lapierre or by email at slapierre@stikeman.com and upon Purchaser’s counsel Blake, Cassels & Graydon LLP, 1 Place Ville Marie, Suite 3000, Montréal, Québec H3B 4N8, Attention: Sébastien Guy or by email at sebastien.guy@blakes.com.

If you wish to contest the Application for a Final Order, you are required, pursuant to the terms of the Interim Order, to serve upon the aforementioned counsel to the Applicant, with copy to counsel to the Purchaser, a written contestation, supported as to the facts alleged by affidavit(s) and exhibit(s), if any, by no later than 4:30 pm (Eastern time) on June 14, 2024.

TAKE FURTHER NOTICE that, if you do not file an answer (notice of appearance) within the above-mentioned time limits, you will not be entitled to contest the Application for a Final Order or make representations before the Court, and the Applicant may be granted a judgment without further notice or extension. If you wish to make representations or contest the issuance by the Court of the Final Order, it is important that you take action within the time limits indicated, either by retaining the services of an attorney who will represent you and act in your name, or by doing so yourself. A copy of the Final Order issued by the Superior Court of Québec will be filed on SEDAR+ under the Applicant’s issuer profile at http://www.sedarplus.ca.

DO GOVERN YOURSELVES ACCORDINGLY

MONTRÉAL, May 10, 2024

(signed) Stikeman Elliott LLP
STIKEMAN ELLIOTT LLP
(Me Stéphanie Lapierre)
(Me Juliette Regoli)
1155 René-Lévesque Blvd. West
Suite 4100
Montréal, Québec, H3B 3V2

Tel. : (514) 397 3029
Fax : (514) 397 3222
Email : slapierre@stikeman.com
jregoli@stikeman.com

Attorneys for Nuvei Corporation

APPENDIX G

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

“Right to dissent

190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.”

APPENDIX H

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY AND

EACH PURCHASER FILING PARTY

1. Directors and Executive Officers of the Purchaser Entities

Each of the Purchaser Entities was formed in connection with the Arrangement. Set forth below is the name, position, present principal occupation, business address and citizenship of the executive officers and directors of (i) the Purchaser and (ii) each of the other Purchaser Entities: Canada Parent, Neon Maple Midco Inc. and Neon Maple Holdings Inc. The business telephone number of each director and executive officer of the Purchaser Entities is (+1) 617-951-9400, except as noted below.

During the last five years, none of the Purchaser Entities nor any of the directors or executive officers of any Purchaser Entity have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Position	Present Principal Occupation	Business Address	Citizenship
Executive Officers and Directors of Purchaser

Benjamin Scotto	Director and Officer (President)	Vice President, Deputy Chief Financial Officer, Assistant Treasurer; Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	USA

Donald Whitt	Officer (Secretary and Treasurer)	Vice President of Global Tax; Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	USA

Neil Crawford	Director	Vice President of Finance – Fund Administration; Advent International GP, LLC	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	USA

Kevin West[12]	Director	Partner; SkyLaw	c/o SkyLaw 3 Bridgman Avenue, Suite 204 on Floor 2.5 Toronto, ON M5R 3V4 Canada	Canadian

[12]	The business telephone number of Kevin West is 416-304-9269.

Name	Position	Present Principal Occupation	Business Address	Citizenship
Executive Officers and Directors of Other Purchaser Entities

Benjamin Scotto	Director and Officer (President)	Vice President, Deputy Chief Financial Officer, Assistant Treasurer; Advent Control Entities	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	USA

Donald Whitt	Officer (Secretary and Treasurer)	Vice President of Global Tax; Advent Control Entities	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	USA

2. Directors and Executive Officers of the Advent Entities

Along with the Purchaser Entities, each of AI Maple Holdings, L.P. and its sole limited partner, AI Maple Aggregator, L.P. (together, the “Advent Holding Partnerships”) was formed in connection with the Arrangement. The Advent Holding Partnerships are controlled by their general partner, AI Maple Holdings GP Limited. Advent International GPE X Limited Partnership, which is controlled by Advent, is the sole limited partner of AI Maple Aggregator, L.P. and the sole shareholder of AI Maple Holdings GP Limited. Advent is controlled by its general partner, Advent International GP, LLC (the “Advent Control Entity”).

Advent is one of the largest and most experienced global private equity investors. The firm has invested in over 415 private equity investments across more than 40 countries and regions, and as of September 30, 2023, had $91 billion in assets under management.

Set forth below is the name, position, present principal occupation, business address and citizenship of the executive officers and directors of (i) AI Maple Holdings GP Limited, (ii) Advent and (iii) the Advent Control Entity. The business telephone number of each director and executive officer of AI Maple Holdings GP Limited, Advent and the Advent Control Entity is (+1) 617-951-9400, except as noted below.

During the last five years, none of AI Maple Holdings GP Limited, Advent or the Advent Control Entity, nor any of the directors or executive officers of AI Maple Holdings GP Limited, Advent or the Advent Control Entity have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Position	Present Principal Occupation	Business Address	Citizenship
Executive Officers and Directors of AI Maple Holdings GP Limited

Chris Egan	Director	Senior Vice President & Managing Partner; Advent International GP, LLC	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	USA

Jeff Paduch	Director	Managing Partner; Advent International	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	USA

Bo Huang	Director	Vice President & Managing Director; Advent International GP, LLC	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	USA

Executive Officers and Directors of Advent

Heather R. Zuzenak	Officer (Chief Compliance Officer)	Chief Compliance Officer; Advent and Advent International GP, LLC	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	USA

Executive Officers and Directors of Advent International GP, LLC

James G.A. Brocklebank[13]	Director and Officer (Senior Vice President & Managing Partner, Executive Officers Committee Member)	Senior Vice President & Managing Partner; Advent Control Entity	c/o Advent International Ltd., 160 Victoria Street, London SW1E 5LB United Kingdom	England

David M. Mussafer	Director and Officer (Chairman & Managing Partner, Executive Officers Committee Member)	Chairman & Managing Partner; Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	USA

[13]	The business telephone number of James G.A. Brocklebank is +44 (0)20 7333 0800.

Name	Position	Present Principal Occupation	Business Address	Citizenship
John L. Maldonado	Director and Officer (Senior Vice President & Managing Partner, Executive Officers Committee Member)	Senior Vice President & Managing Partner; Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	USA

Susan Gentile	Officer (Senior Vice President & Managing Director, Chief Financial Officer, Treasurer)	Senior Vice President & Managing Director, Chief Financial Officer, Treasurer; Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	USA

Amanda McGrady Morrison	Officer (Vice President & Managing Director, Chief Legal Officer, General Counsel)	Vice President & Managing Director, Chief Legal Officer, General Counsel; Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	USA

Andrew D. Dodge	Officer (Vice President, Deputy General Counsel, Secretary)	Vice President, Deputy General Counsel, Secretary; Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	USA

Heather K. Miner	Officer (Vice President & Managing Director, Chief Operating Officer)	Vice President & Managing Director, Chief Operating Officer; Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	USA

Heather R. Zuzenak	Officer (Chief Compliance Officer)	Chief Compliance Officer; Advent and Advent International GP, LLC	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	USA

Patrice Etlin[14]	Officer (Senior Vice President & Managing Partner, Executive Officers Committee Member)	Senior Vice President & Managing Partner; Advent Control Entity	Advent do Brasil Consultoria e Participações Ltda., Av. Brig. Faria Lima 3400, conj 41, 04538-132 São Paulo, SP Brazil	Brazil and France

Jan Janshen[15]	Officer (Senior Vice President & Managing Partner, Executive Officers Committee Member)	Senior Vice President & Managing Partner; Advent Control Entity	c/o Advent International Ltd., 160 Victoria Street, London SW1E 5LB United Kingdom	Germany

[14]	The business telephone number of Patrice Etlin is +55 11 3014 6800.
[15]	The business telephone number of Jan Janshen is +44 (0)20 7333 0800.

3. Directors and Executive Officers of the Company

The names and material occupations, positions, offices or employment during the past five years of each director and executive officer of the Company is listed below. The business address of each director and executive officer listed below is c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4. The business telephone number of each director and executive officer of the Company is (514) 313-1190.

During the last five years, neither the Company nor any of the directors or executive officers of the Company have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Position	Present Principal Occupation	Citizenship
Philip Fayer	Chair and Chief Executive Officer	Chair and Chief Executive Officer of Nuvei	Canada

Timothy A. Dent	Director	Former Chief Financial and Chief Compliance Officer at DraftKings Inc.	USA, France

Maren Hwei Chyun Lau	Director	Regional Vice President, Latin America of Meta Platforms, Inc.	USA

David Lewin	Director	Senior Partner of the Novacap TMT and DI Funds	Canada

Daniela Mielke	Director	Managing Partner of Commerce Technology Advisors, LLC	USA, Germany

Coretha Rushing	Director	Managing Director and Executive Mentor, The ExCo Group, External Board Advisor, Spencer Stuart, and President, CR Consulting Alliance LLC	USA

Name	Position	Present Principal Occupation	Citizenship
Pascal Tremblay	Director	President and Chief Executive Officer of Novacap Management Inc. and Managing Partner of the Novacap TMT and DI Funds	Canada

Samir Zabaneh	Director	Chief Executive Officer and Chair of TouchBistro, Inc.	Canada, Jordan

David Schwartz	Chief Financial Officer	Chief Financial Officer of Nuvei	Canada

Max Attias	Group Chief Technology Officer	Group Chief Technology Officer of Nuvei	Israel, France

Lindsay Matthews	General Counsel and Corporate Secretary	General Counsel and Corporate Secretary of Nuvei	Canada

Neil Erlick	Chief Corporate Development Officer	Chief Corporate Development Officer of Nuvei	Canada

Yuval Ziv	President	President of Nuvei	Israel

Kanwarpal Singh (Vicky) Bindra	Chief Product & Operations Officer	Chief Product & Operations Officer of Nuvei	USA

Scott Calliham	Chief Strategy Officer	Chief Strategy Officer of Nuvei	USA

Caitlin Shetter	Chief People Officer	Chief People Officer of Nuvei	USA

4. Directors and Executive Officers of CDPQ

Set forth below is the name, position, present principal occupation, business address and citizenship of the executive officers and directors of CDPQ. The business telephone number of each director and executive officer of CDPQ is (514) 842-3261.

During the last five years, neither CDPQ nor any of the directors or executive officers of CDPQ have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Principal Occupation or Employment	Business Address	Citizenship
Jean St-Gelais	Chairman of the Board of Directors	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Canadian

Jean-François Blais	Corporate Director	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Canadian

Ivana Bonnet-Zivcevic	Corporate Director	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Serbian and French

Florence Brun-Jolicoeur	Corporate Director Senior Consultant, Strategy, Aviseo	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Canadian

Alain Côté	Corporate Director	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Canadian

Name	Principal Occupation or Employment	Business Address	Citizenship
René Dufresne	Corporate Director President and Chief Executive Officer, Retraite Québec	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Canadian

Charles Emond	President, Chief Executive Officer and Corporate Director	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Canadian

Olga Farman	Corporate Director Managing Partner, Norton Rose Fulbright LLP	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Canadian

Nelson Gentiletti	Corporate Director	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Canadian

Lynn Jeanniot	Corporate Director	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Canadian

Maria S. Jelescu Dreyfus	Corporate Director Chief Executive Officer, Ardinall Investment Management	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Romanian

Wendy Murdock	Corporate Director	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Canadian

Marc Tremblay	Corporate Director	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Canadian

Pierre Beaulieu	Executive Vice-President, Digital Technology	1000, place Jean-Paul-Riopelle 4th floor Montréal, Québec H2Z 2B3	Canadian

Marc-André Blanchard	Executive Vice-President and Head of CDPQ Global and Global Head of Sustainability	1000, place Jean-Paul-Riopelle 10th floor Montréal, Québec H2Z 2B3	Canadian

Sarah-Émilie Bouchard	Executive Vice-President, Strategy, Governmental Affairs and Chief of Staff	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Canadian

Ani Castonguay	Executive Vice-President, Communications and Chief Brand Officer	1000, place Jean-Paul-Riopelle 10th floor Montréal, Québec H2Z 2B3	Canadian

Marc Cormier	Executive Vice-President and Head of Fixed Income	1000, place Jean-Paul-Riopelle 6th floor Montréal, Québec H2Z 2B3	French and Canadian

Vincent Delisle	Executive Vice-President and Head of Liquid Markets	1000, place Jean-Paul-Riopelle 7th floor Montréal, Québec H2Z 2B3	Canadian

Rana Ghorayeb	President and Chief Executive Officer Otéra Capital	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Canadian

Name	Principal Occupation or Employment	Business Address	Citizenship

Ève Giard	Executive Vice-President, Talent and Performance	1000, place Jean-Paul-Riopelle 5th floor Montréal, Québec H2Z 2B3	Canadian

Emmanuel Jaclot	Executive Vice-President and Head of Infrastructure	1000, place Jean-Paul-Riopelle 8th floor Montréal, Québec H2Z 2B3	French

Michel Lalande	Executive Vice-President, Legal Affairs, Compliance and Secretariat	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Canadian

David Latour	Executive Vice-President and Chief Risk Officer	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Canadian

Martin Longchamps	Executive Vice-President and Head of Private Equity	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Canadian

Maarika Paul	Executive Vice-President and Chief Financial and Operations Officer	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Canadian
Kim Thomassin	Executive Vice-President and Head of Québec	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Canadian
Philippe Tremblay	Executive Vice-President, Depositors and Total Portfolio	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Canadian

5. Directors and Executive Officers of Novacap Management Inc.

Set forth below is the name, position, present principal occupation, business address and citizenship of the executive officers and directors of each of Novacap Management Inc. and Novacap Fund Management Inc., the ultimate control person of Novacap Management Inc. The business telephone number of each director and executive officer of Novacap Management Inc. and Novacap Management Inc. is (450) 651-5000.

During the last five years, neither Novacap Management Inc. nor Novacap Fund Management Inc., nor any of the directors or executive officers of Novacap Management Inc. or Novacap Fund Management Inc., have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Position	Present Principal Occupation	Business Address	Citizenship
Executive Officers and Directors of Novacap Management Inc.

Pascal Tremblay	Director and Officer (President and CEO, Managing Partner)	President and Chief Executive Officer, Managing Partner of the Novacap TMT and DI Funds	3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Canadian

Name	Position	Present Principal Occupation	Business Address	Citizenship

Jacques Foisy	Director and Officer (Chairman of the Board, Co-Managing Partner)	Chairman and Co-Managing Partner of the Novacap Industries Funds	3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Canadian

Stéphane Blanchet	Director and Officer (Treasurer and CFO)	Chief Financial Officer	3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Canadian

Bruno Duguay	Officer (Secretary and CLO)	Chief Legal Officer	3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Canadian

Executive Officers and Directors of Novacap Fund Management Inc.

Jacques Foisy	Director and Officer (Chairman of Board, Co-Managing Partner)	Chairman and Co-Managing Partner of the Novacap Industries Funds	3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Canadian

Pascal Tremblay	Director and Officer (President and Managing Partner)	President and Chief Executive Officer, Managing Partner of the Novacap TMT and DI Funds	3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Canadian

François Laflamme	Director	Senior Partner of the Novacap TMT and DI Funds	3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Canadian

Marc Paiement	Director	Senior Partner of the Novacap Industries Funds	3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Canadian

Stéphane Blanchet	Director and Officer (Treasurer, CFO)	Chief Financial Officer	3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Canadian

Jean-François Routhier	Director (Co- Managing Partner)	Co-Managing Partner of the Novacap Industries Funds	3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Canadian

Ted Mocarski	Director	Senior Partner of the Novacap TMT and DI Funds	437 Madison Avenue, Suite 2802, New York, New York, USA 10022	American

Bruno Duguay	Officer (Secretary)	Chief Legal Officer	3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Canadian

6. Directors and Executive Officers of WPF

Set forth below is the name, position, present principal occupation, business address and citizenship of the sole executive officer and director of WPF. The business telephone number of the sole executive officer and director of WPF is (438) 803-3191.

During the last five years, neither WPF nor any of the directors or executive officers of WPF have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Position	Present Principal Occupation	Business Address	Citizenship
Philip Fayer	President & Secretary	Chairman and Chief Executive Officer, Nuvei Corporation	345 Victoria Avenue, Suite 510 Westmount Québec H3Z 2N1	Canadian

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